Exhibit 99.2

NOTICES OF SPECIAL MEETINGS

and

JOINT MANAGEMENT INFORMATION CIRCULAR

of

SSR MINING INC. and ALACER GOLD CORP.

for the

SPECIAL MEETINGS OF SHAREHOLDERS

to be held on July 10, 2020

in connection with a proposed

PLAN OF ARRANGEMENT

involving

SSR MINING INC.,

ALACER GOLD CORP. and the

SHAREHOLDERS OF ALACER GOLD CORP.

June 2, 2020

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. No securities regulatory authority or stock exchange in Canada, the United States, Australia or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada, the United States, Australia or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction. This document is not a prospectus under the Australian Corporations Act. It has been issued in Australia pursuant to ASIC Relief. Alacer Shareholders or SSR Shareholders that require further assistance may contact the strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America), or 1-800-155-612 (toll-free in Australia), or Call Collect at 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

NOTICE OF SPECIAL MEETING OF

THE SHAREHOLDERS OF SSR MINING INC.

NOTICE IS HEREBY GIVEN that the special meeting (the “SSR Meeting”) of the holders (the “SSR Shareholders”) of common shares (the “SSR Common Shares”) of SSR Mining Inc. (“SSR”) will be held virtually by live audio webcast at https://web.lumiagm.com/210935442 on July 10, 2020 at 9:00 a.m. (Vancouver time), for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “SSR Share Resolution”) to approve the issuance of SSR Common Shares in connection with a plan of arrangement pursuant to section 195 of the Business Corporations Act (Yukon) involving SSR, Alacer Gold Corp. (“Alacer”) and the shareholders of Alacer, pursuant to the requirements of the Toronto Stock Exchange and the Nasdaq Global Select Market. The full text of the SSR Share Resolution is set forth in Appendix A to the accompanying joint management information circular dated June 2, 2020 (the “Circular”);

2.	to set the number of directors at ten, conditional on the completion of the Arrangement (the “SSR Board Resolution”); and

3.	to transact such further and other business as may properly be brought before the SSR Meeting or any adjournment or postponement thereof.

To address public health measures arising from the unprecedented public health impact of Coronavirus Disease 2019 (COVID-19) and to limit and mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the SSR Meeting will be held in a virtual-only format conducted by live audio webcast at https://web.lumiagm.com/210935442. The virtual SSR Meeting will be accessible online starting at 8:00 a.m. (Vancouver time) on July 10, 2020. SSR Shareholders regardless of geographic location will have an equal opportunity to participate in the SSR Meeting online. SSR Shareholders will not be able to attend the SSR Meeting in person.

The Circular includes more detailed information relating to the matters to be considered at the SSR Meeting. The record date for determining the SSR Shareholders entitled to receive notice of and vote at the SSR Meeting is the close of business on June 1, 2020.

An SSR Shareholder may attend the SSR Meeting virtually or may be represented at the SSR Meeting by proxy. Registered SSR Shareholders who are unable to virtually attend the SSR Meeting, or an adjournment or postponement thereof, are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the accompanying Circular. Forms of proxy must be returned to Computershare Investor Services Inc. (“Computershare”), SSR’s transfer agent, prior to 9:00 a.m. (Vancouver time) at least two days (excluding Saturdays, Sundays and holidays) before the SSR Meeting or any adjournment or postponement of the SSR Meeting. Notwithstanding the foregoing, the Chair of the SSR Meeting has discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chair of the SSR Meeting at his or her discretion, without notice.

If you are a non-registered holder of SSR Common Shares and a non-objecting beneficial owner, and receive a voting instruction form from Broadridge Financial Solutions, Inc., please complete and return the voting instruction form provided to you in accordance with the instructions provided with the voting instruction form and in the accompanying Circular. If you are a non-registered holder of SSR Common Shares and an objecting beneficial owner, and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

SSR Shareholders who are planning to return the form of proxy or a voting instruction form are encouraged to review the accompanying Circular carefully before submitting the form of proxy or voting instruction form.

Your vote is very important, regardless of the number of shares that you own. Whether or not you expect to virtually attend the SSR Meeting, it should be noted that the vast majority of our shareholders vote by proxy in advance of the SSR Meeting and a virtual SSR Meeting will not change that. Indeed we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the SSR Meeting.

If you have any questions regarding the SSR Meeting, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America) or 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

THE SSR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SSR SHAREHOLDERS VOTE FOR THE SSR SHARE RESOLUTION AND THE SSR BOARD RESOLUTION.

DATED at Vancouver, British Columbia, this 2nd day of June, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “A.E. Michael Anglin”

A.E. Michael Anglin
Chair

NOTICE OF SPECIAL MEETING OF

THE SHAREHOLDERS OF ALACER GOLD CORP.

NOTICE IS HEREBY GIVEN that the special meeting (the “Alacer Meeting”) of the holders (the “Alacer Shareholders”) of common shares (the “Alacer Common Shares”) of Alacer Gold Corp. (“Alacer”) will be held virtually on July 10, 2020 at 12:00 p.m. (noon) (Denver time), for the following purposes:

1.

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Alacer Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) pursuant to section 195 of the Business Corporations Act (Yukon) (the “YBCA”) involving SSR Mining Inc., Alacer and the Alacer Shareholders. The full text of the Alacer Arrangement Resolution is set forth in Appendix B to the accompanying joint management information circular (the “Circular”); and

2.	to transact such further and other business as may properly be brought before the Alacer Meeting or any adjournment or postponement thereof.

To address public health measures arising from the unprecedented public health impact of Coronavirus Disease 2019 (COVID-19), and to limit and mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the Alacer Meeting will be held in a virtual-only format conducted by live audio webcast. The virtual Alacer Meeting will be accessible online at https://web.lumiagm.com/112585242 starting at 11:00 a.m. (Denver time) on July 10, 2020. Alacer Shareholders regardless of geographic location will have an equal opportunity to participate in the Alacer Meeting online. Alacer Shareholders will not be able to attend the Alacer Meeting in person.

An Alacer Shareholder may virtually attend the Alacer Meeting or may be represented at the Alacer Meeting by proxy. Registered Alacer Shareholders who are unable to virtually attend the Alacer Meeting, or an adjournment or postponement thereof, are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular. Forms of proxy must be returned to AST Trust Company (Canada) (“AST”), Alacer’s transfer agent, prior to 12:00 p.m. (noon) (Denver time) at least two days (excluding Saturdays, Sundays and holidays) before the Alacer Meeting or any adjournment or postponement of the Alacer Meeting. Notwithstanding the foregoing, the Chair of the Alacer Meeting has discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chair of the Alacer Meeting at his or her discretion, without notice.

If you are a non-registered holder of Alacer Common Shares (other than a holder of Alacer CDIs) and a non-objecting beneficial owner, and receive a voting instruction form (“VIF”), please complete and return the VIF provided to you in accordance with the instructions provided with the VIF and in the Circular. If you are a non-registered holder of Alacer Common Shares (other than a holder of Alacer CDIs) and an objecting beneficial owner and receive these materials through your broker or through another intermediary, please complete and return the VIF provided to you by your broker or other intermediary in accordance with the instructions provided therein.

If you are a holder of Alacer CDIs in Australia and receive a VIF from Link Market Services Limited (“Link”), please complete and return the form in accordance with the instructions provided by Link. If you do not complete and return the form in accordance with such instructions, you may lose your right to instruct the registered shareholder on how to vote at the Alacer Meeting on your behalf.

The Circular includes more detailed information relating to the matters to be considered at the Alacer Meeting and it is important that you read it carefully. The record date for determining the Alacer Shareholders entitled to receive notice of and vote at the Alacer Meeting is the close of business on June 1, 2020. Alacer Shareholders who are planning to return the form of proxy or a VIF are encouraged to review the Circular carefully before submitting the form of proxy or VIF.

Pursuant to the interim order (the “Interim Order”) made by the Supreme Court of Yukon (the “Court”), the YBCA and the Plan of Arrangement, each registered Alacer Shareholder will be granted the right to dissent in respect of the Alacer Arrangement Resolution. To exercise such dissent right: (a) a written notice of dissent to the Alacer Arrangement Resolution must be received by Alacer c/o Austring Fairman & Fekete, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 (Attention: Lorne Austring) by 5:00 p.m. (Vancouver time) on July 8, 2020; (b) the Alacer Shareholder must not have voted in favour of the Alacer Arrangement Resolution; and (c) the Alacer Shareholder must have otherwise complied with the provisions of section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. The right to dissent is described in the Circular and the texts of the Interim Order, section 193 of the YBCA and the Plan of Arrangement are set forth in Appendix F, Appendix I and Appendix C, respectively, to the Circular.

Persons who are non-registered holders of Alacer Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent in respect of the Alacer Arrangement Resolution should be aware that only registered Alacer Shareholders are entitled to dissent. Accordingly, a non-registered holder of Alacer Common Shares desiring to exercise this right of dissent must make arrangements for the shares beneficially owned by such person to be registered in his, her or its name prior to the time the written notice of dissent to the Alacer Arrangement Resolution is required to be received by Alacer or, alternatively, make arrangements for the registered holder of Alacer Common Shares to dissent on his, her or its behalf.

Failure to strictly comply with the requirements set forth in section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent with respect to the Alacer Arrangement Resolution.

Your vote is very important, regardless of the number of shares that you own. Whether or not you expect to virtually attend the Alacer Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Alacer Meeting.

THE ALACER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALACER SHAREHOLDERS VOTE FOR THE ALACER ARRANGEMENT RESOLUTION.

DATED at Denver, Colorado, this 2nd day of June, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Edward C. Dowling, Jr.”

Edward C. Dowling, Jr.
Chair

SPECIAL MEETING OF

SHAREHOLDERS CDI VOTING PROCESS

The common shares of Alacer are listed on the Australian Securities Exchange (the “ASX”) in the form of Alacer CHESS Depositary Interests (“Alacer CDIs”). Alacer would like to remind Alacer CDI holders of the particular requirements and restrictions that their votes will be subject to. Each Alacer CDI represents beneficial ownership of one common share of Alacer. Alacer CDI holders do not actually own direct legal title to common shares, which is held for and on behalf of Alacer CDI holders by CHESS Depositary Nominees Pty Ltd. (“CDN”), a wholly-owned subsidiary of ASX Limited. This structure exists because Alacer is a Canadian company with a right to have its securities traded on the ASX by way of Alacer CDIs.

This arrangement impacts how Alacer CDI holders can record their votes for the matters to be tabled at the Alacer Meeting. As Alacer CDIs represent beneficial ownership of common shares, which are registered in the name of Alacer CDI holders by CDN, Alacer CDI holders need to provide confirmation of their voting intentions to CDN before the Alacer Meeting. CDN will then exercise the votes on behalf of Alacer CDI holders. If an Alacer CDI holder wishes to vote, they must register their vote with CDN by using the CDI Voting Instruction Form (“VIF”) provided by Link Market Services Limited.

Alacer CDI holders who have questions about the information contained in this Circular or require assistance with voting can contact our proxy solicitation agent, Kingsdale Advisors, for assistance by telephone at 1-888-518-1557 (toll-free in North America), or 1-800-155-612 (toll-free in Australia), or Call Collect at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

To have an Alacer CDI vote counted, Alacer CDI holders must return their completed VIF to CDN no later than 12:00 p.m. (Denver time) on July 6, 2020. This deadline has been set to allow CDN sufficient time to collate the votes of Alacer CDI holders and submit them to Alacer not later than 12:00 p.m. (Denver time) on the second business day preceding the date of the Alacer Meeting or any adjournment thereof.

Alacer encourages Alacer CDI holders to lodge their votes ahead of the Alacer Meeting in the manner specified above.

DATED at Denver, Colorado, this 2nd day of June, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Edward C. Dowling, Jr.”

Edward C. Dowling, Jr.
Chair

TABLE OF CONTENTS

GLOSSARY OF TERMS	1

GENERAL INFORMATION	17

Introduction	17
Information for United States Shareholders	18
Information for Australian Shareholders	20
Currency Exchange Rates	23
Cautionary Statement Regarding Forward-Looking Information	23

SUMMARY	28

The SSR Meeting	28
The Alacer Meeting	28
Parties to the Arrangement	28
The Arrangement	29
Background to the Arrangement	30
Reasons for the Arrangement	34
SSR Fairness Opinions	39
Alacer Fairness Opinions	40
Voting Support Agreements	41
SSR Special Committee	41
Recommendation of the SSR Board	42
Recommendation of the Alacer Board	42
Description of the Arrangement	42
SSR Shareholder Approval	43
Alacer Shareholder Approval	43
Court Approval	44
Key Regulatory Approvals	44
Stock Exchange Regulatory Matters	44
Procedure for Exchange of Alacer Common Shares for SSR Common Shares	45
Procedure for Exchange of Alacer CDIs for SSR CDIs	45
Dissent Rights with Respect to the Arrangement	46
Summary of Income Tax Considerations	46
Information About the Combined Company Following the Arrangement	46
Risk Factors	48

SSR SHAREHOLDERS – QUESTIONS AND ANSWERS	50

ALACER SHAREHOLDERS – QUESTIONS AND ANSWERS	57

INFORMATION CONCERNING SSR	66

Notice to Reader	66
Forward-Looking Statements	66
Documents Incorporated by Reference	66
Non-IFRS Measures	67
Overview	67
Corporate Structure	68
Information Concerning SSR Following Completion of the Arrangement	69
Description of Capital Structure	69
Consolidated Capitalization of SSR	72
Prior Sales	72
Market for Securities	73
Interest of Informed Persons in Material Transactions	74
Auditors, Transfer Agent and Registrar	74
Risk Factors	75
Interest of Experts	75

Scientific and Technical Information	75
Additional Information	76

INFORMATION CONCERNING ALACER	77

Notice to Reader	77
Forward-Looking Statements	77
Documents Incorporated by Reference	77
Non-IFRS Measures	78
Overview	78
Corporate Structure	79
Description of Capital Structure	80
Consolidated Capitalization of Alacer	82
Prior Sales	82
Market for Securities	83
Interest of Informed Persons in Material Transactions	84
Auditors, Transfer Agent and Registrar	84
Risk Factors	84
Interest of Experts	85
Scientific and Technical Information	85
Additional Information	85

GENERAL PROXY MATTERS OF SSR	86

Solicitation of Proxies	86
Appointment and Revocation of Proxies	86
Voting of SSR Common Shares Represented by Management Proxies	88
Advice to Beneficial Holders of SSR Common Shares	88
Voting Securities of SSR and Principal Holders Thereof	91

GENERAL PROXY MATTERS OF ALACER	92

Solicitation of Proxies	92
Appointment and Revocation of Proxies	92
Voting of Alacer Common Shares Represented by Management Proxies	94
Advice to Beneficial Holders of Alacer Common Shares	94
Voting Securities of Alacer and Principal Holders Thereof	97

THE ARRANGEMENT	99

Background to the Arrangement	99
Required Vote	103
SSR Fairness Opinions	104
SSR Special Committee	104
Recommendation of the SSR Board	105
Alacer Fairness Opinions	105
Recommendation of the Alacer Board	106
Reasons for the Arrangement	106
Information About the Combined Company Following the Arrangement	112
Voting Support Agreements	118
Description of the Arrangement	118
Shareholder Approval	119
Court Approval	120
Key Regulatory Approvals	121
Stock Exchange Regulatory Matters	121
Procedure for Exchange of Alacer Common Shares for SSR Common Shares	121
Procedure for Exchange of Alacer CDIs for SSR CDIs	123
Dissent Rights Under the Arrangement	124
Withholding Rights	127

THE ARRANGEMENT AGREEMENT	128

SECURITIES LAW CONSIDERATIONS	143

Interests of Certain Persons and Companies in the Arrangement	143
MI 61-101	147
United States Securities Law Considerations	148

INCOME TAX CONSIDERATIONS	150

Certain Canadian Federal Income Tax Considerations	150
Certain United States Federal Income Tax Considerations	157
Certain Australian Income Tax Considerations	165

RISK FACTORS	169

OTHER MATTERS	174

Other Business	174
Other Material Facts	174

ADDITIONAL INFORMATION	174

SSR DIRECTORS’ APPROVAL	175

ALACER DIRECTORS’ APPROVAL	176

CONSENT OF NATIONAL BANK FINANCIAL INC.	177

CONSENT OF TD SECURITIES INC.	178

CONSENT OF SCOTIA CAPITAL INC.	179

CONSENT OF CIBC WORLD MARKETS INC.	180

Appendix A SSR Share Resolution	A-1

Appendix B Alacer Arrangement Resolution	B-1

Appendix C Plan of Arrangement	C-1

Appendix D SSR Fairness Opinions	D-1

Appendix E Alacer Fairness Opinions	E-1

Appendix F Interim Order	F-1

Appendix G Notice of Application for Final Order	G-1

Appendix H Virtual Meeting User Guides	H-1

Appendix I Dissent Right Provisions Under the YBCA	I-1

Appendix J Unaudited Pro Forma Combined Financial Statements of SSR Mining Inc.	J-1

Appendix K Comparison of Canadian and Australian Laws	K-1

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular. Terms and abbreviations used in the Appendices to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal, expression of interest or inquiry to a Party or its shareholders from any person or group of persons (other than from the other Party or any of its subsidiaries) made after the date hereof relating to:

(a)

any direct or indirect acquisition or sale (or lease, long-term license or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of: (a) assets of such Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its subsidiaries; or (b) 20% or more of any class of voting or equity securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party or any one or more of its subsidiaries that, individually or in the aggregate, constitute 20% of the consolidated assets of such Party and its subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its subsidiaries;

(b)

any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons acquiring beneficial ownership of 20% or more of any class of voting or equity securities of such Party (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(c)

any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving such Party or any one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its subsidiaries; or

(d)	any other similar transactions involving such Party;

“A-IFRS” means the Australian equivalents of the IFRS as in effect on the date of this document;

“Alacer” means Alacer Gold Corp., a corporation existing under the YBCA;

“Alacer AIF” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Documents Incorporated by Reference”;

“Alacer Annual Financial Statements” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Documents Incorporated by Reference”;

“Alacer Annual MD&A” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Documents Incorporated by Reference”;

“Alacer Arrangement Resolution” means the special resolution of the Alacer Shareholders approving the Arrangement to be considered at the Alacer Meeting, in the form set out in Appendix B;

“Alacer Board” means the board of directors of Alacer as the same is constituted from time to time;

“Alacer Board Recommendation” means the unanimous determination of the Alacer Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Alacer and is fair to Alacer Shareholders and the unanimous recommendation of the Alacer Board to the Alacer Shareholders that they vote in favour of the Alacer Arrangement Resolution;

“Alacer CDI” means an Alacer CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), representing beneficial ownership of an Alacer Common Share that is registered in the name of CDN;

“Alacer CDI Holders” means the holders of outstanding Alacer CDIs;

“Alacer Common Shares” means common shares in the capital of Alacer, and, where applicable, any corresponding Alacer CDIs posted for trading on the ASX under the symbol “AQG”;

“Alacer Compensation Committee” means the compensation committee of the Alacer Board;

“Alacer Dissenting Shareholder” means a Registered Alacer Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for his, hers or its Alacer Common Shares, but only in respect of Alacer Common Shares in respect of which such Dissent Rights are validly exercised by such holder;

“Alacer Dissenting Shares” means Alacer Common Shares held by an Alacer Dissenting Shareholder;

“Alacer DSU Plans” means the deferred share unit plans of Alacer dated June 6, 2017 and April 17, 2014, respectively;

“Alacer DSUs” means the outstanding deferred share units issued under the Alacer DSU Plans;

“Alacer Fairness Opinions” means, collectively, the Scotia Fairness Opinion and the CIBC Fairness Opinion;

“Alacer Filings” means disclosed by Alacer in its public disclosure filings (other than public disclosure filings made on a confidential basis that remain confidential);

“Alacer Incentive Plans” means the Alacer RSU Plan, the Alacer PSU Plan and the Alacer DSU Plans;

“Alacer Interim Financial Statements” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Documents Incorporated by Reference”;

“Alacer Interim MD&A” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Documents Incorporated by Reference”;

“Alacer Letter of Transmittal” means the letter of transmittal enclosed with the Alacer Meeting Materials;

“Alacer Meeting” has the meaning ascribed to such term in the section titled “General Information - Introduction”;

“Alacer Meeting Materials” means, collectively, the Alacer Notice of Meeting and this Circular;

“Alacer Non-Objecting Beneficial Owner” or “Alacer NOBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of Alacer – Advice to Beneficial Holders of Alacer Common Shares – Distribution to Alacer NOBOs”;

“Alacer Notice of Meeting” means the notice of meeting of Alacer dated June 2, 2020 regarding the Alacer Meeting;

“Alacer Objecting Beneficial Owner” or “Alacer OBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of Alacer – Advice to Beneficial Holders of Alacer Common Shares – Distribution to Alacer OBOs”;

“Alacer Proxy” has the meaning ascribed to such term in the section titled “General Proxy Matters of Alacer – Appointment and Revocation of Proxies”;

“Alacer PSU Participants” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Description of Capital Structure – Share Incentive Plans – Performance Share Unit Plan”;

“Alacer PSU Plan” means the performance share unit plan of Alacer dated June 6, 2017;

“Alacer PSUs” means the outstanding performance share units issued pursuant to the Alacer PSU Plan;

“Alacer Record Date” has the meaning ascribed to such term in the section titled “General Proxy Matters of Alacer – Voting Securities of Alacer and Principal Holders Thereof”;

“Alacer RSU Participants” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Description of Capital Structure – Share Incentive Plans – Restricted Share Unit Plan”;

“Alacer RSU Plan” means the restricted share unit plan of Alacer dated April 28, 2017;

“Alacer RSUs” means the outstanding restricted share units issued pursuant to the Alacer RSU Plan;

“Alacer Shareholder Approval” means the approval of the Alacer Arrangement Resolution by 66 2⁄3% of the votes cast on the Alacer Arrangement Resolution by the Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting;

“Alacer Shareholders” means the holders of outstanding Alacer Common Shares, including, for the avoidance of doubt, Alacer CDI Holders if the context requires;

“Alacer Supporting Shareholders” means each of the senior officers and directors of Alacer that hold Alacer Common Shares and have entered into Alacer Voting Agreements;

“Alacer Termination Amount” means $70,000,000.00;

“Alacer VIF” has the meaning ascribed to such term in the section titled “General Proxy Matters of Alacer – Advice to Beneficial Holders of Alacer Common Shares – Distribution to Alacer NOBOs”;

“Alacer Voting Agreements” means the voting and support agreements (including all amendments thereto) between SSR and the Alacer Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Alacer Common Shares in favour of the Alacer Arrangement Resolution;

“Alacer’s Financial Advisors” means, collectively, Scotia Capital and CIBC;

“Anatolia” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Overview”;

“Arrangement” means the arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the Arrangement Agreement among SSR and Alacer dated May 10, 2020 together with the schedules attached thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Notice Shares” has the meaning ascribed to such term in the section titled “The Arrangement – Dissent Rights Under the Arrangement”;

“ASIC” means the Australian Securities and Investments Commission;

“ASIC Relief or Requirements” means any approvals, clearances or relief required from ASIC, or (in the event that relief is not granted) filings required to be made with ASIC and the expiry of any relevant exposure period following the filing, in order to distribute this Circular to holders of Alacer Common Shares listed on the ASX, including, but not limited to, relief from compliance with the prospectus and secondary share sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act or alternatively filing of a prospectus under Chapter 6D;

“AST” means AST Trust Company (Canada), in its capacity as transfer agent of Alacer and as depositary with respect to the Arrangement, as applicable;

“ASX” means the Australian Securities Exchange or ASX Limited, as the context requires;

“ASX Listing Rules” means the Listing Rules of ASX, as in force or as modified from time to time;

“Australian Corporations Act” means the Corporations Act 2001 (Cth), as in force or as modified (including via any ASIC Relief or Requirements) from time to time;

“Australian Holders” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Australian Income Tax Considerations”;

“Australian Tax Act” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Australian Income Tax Considerations”;

“Avoca” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Overview”;

“Avoca Merger” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Overview”;

“BCBCA” means the Business Corporations Act (British Columbia);

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday or civic holiday in Vancouver, British Columbia, or Denver, Colorado;

“Canadian Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

“CDN” means CHESS Depositary Nominees Pty Limited, the entity that provides (or will provide in the case of SSR CDIs) depositary services in respect of the Alacer CDIs and SSR CDIs;

“CHESS” means the Clearing House Electronic Subregister System, which is the electronic system pursuant to which CDIs trade on the ASX;

“CIBC” means CIBC World Markets Inc., financial advisor to Alacer;

“CIBC Fairness Opinion” means the opinion of CIBC dated May 9, 2020, attached to this Circular as Appendix E, to the effect that, as of the date of the Arrangement Agreement, the Exchange Ratio is fair, from a financial point of view, to the Alacer Shareholders;

“CIM Standards” has the meaning ascribed to such term in the section titled “General Information – Information for United States Shareholders”;

“Circular” means this joint management information circular dated June 2, 2020, together with all appendices hereto, distributed by Alacer at the Alacer Meeting and SSR at the SSR Meeting;

“Combined Company” means SSR or its successors after completion of the Arrangement;

“Computershare” means Computershare Investor Services Inc., in its capacity as transfer agent of SSR;

“Confidentiality Agreement” means the confidentiality agreement between SSR and Alacer dated January 22, 2020, as it may be amended;

“Consideration” means, for each Alacer Common Share, the number of Consideration Shares equal to the Exchange Ratio;

“Consideration CDIs” means the SSR Common Shares in the form of SSR CDIs to be issued to the Alacer CDI Holders pursuant to the Arrangement, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date;

“Consideration Shares” means the SSR Common Shares to be issued to the Alacer Shareholders and, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date, to CDN (on account of Consideration CDIs) pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, mortgage, bond, instrument, hedge, undertaking, arrangement or other right or obligation to which Alacer or SSR or any of their respective Subsidiaries is a party or is bound or to which any of their respective properties or assets is subject;

“Convention” means the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (1980), as amended;

“Çöpler Mine” has the meaning ascribed to such term in the section titled “Summary – Parties to the Arrangement”;

“Court” means the Supreme Court of Yukon;

“COVID-19” means the COVID-19 novel coronavirus disease, which was declared to be a pandemic by the World Health Organization on March 12, 2020;

“Depositary” means AST or such other trust company, bank or financial institution agreed to in writing between SSR and Alacer for the purpose of, among other things, exchanging certificates representing Alacer Common Shares for certificates representing Consideration Shares in connection with the Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“DRS Statements” has the meaning ascribed to such term in the section titled “Summary – Procedure for Exchange of Alacer Common Shares for SSR Common Shares”;

“EDGAR” means the Electronic Data Gathering and Retrieval System of the SEC;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing prior to the Effective Date;

“Environmental Laws” means all applicable Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

“Exchange Ratio” means 0.3246 of an SSR Common Share for each Alacer Common Share held, subject to adjustment pursuant to Section 2.16 of the Arrangement Agreement;

“Exchanges” means the TSX, Nasdaq, and the ASX, as applicable;

“Final Order” means the final order of the Court pursuant to section 195(9)(a) of the YBCA, approving the Arrangement, in form and substance acceptable to Alacer and SSR, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alacer and SSR, each acting reasonably) on appeal, in the form set out in Appendix G;

“FITO” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Australian Income Tax Considerations”;

“Former Alacer Shareholder” means the Alacer Shareholders immediately prior to the Effective Time;

“forward-looking information” has the meaning ascribed to such term in the section titled “General Information – Cautionary Statement Regarding Forward-Looking Information”;

“Governmental Entity” means: (a) any multinational, transnational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi- governmental or private body, including any tribunal, commission, regulatory agency or self- regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance or contaminant regulated or defined under any Environmental Law;

“Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

“IFRS” means International Financial Reporting Standards, at the relevant time, as issued by the International Accounting Standards Board;

“Interim Order” means the interim order of the Court, to be issued following the application contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to Alacer and SSR, each acting reasonably, providing for, among other things, the calling and holding of the Alacer Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Alacer and SSR, each acting reasonably, attached to this Circular as Appendix F;

“Intermediary” has the meaning ascribed to such term in the section titled “General Proxy Matters of SSR - Advice to Beneficial Holders of SSR Common Shares”;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time;

“Investment Canada Act Approval” means that (i) SSR shall have filed a notification under section 12 of the Investment Canada Act in respect of the transactions contemplated by the Arrangement Agreement, and the Minister shall have certified under section 13(1) of the Investment Canada Act that such notification was complete and the transactions contemplated therein are not subject to Part IV of the Investment Canada Act, or (ii) if SSR has received a notice from the Minister that the transactions contemplated therein are subject to Part IV of the Investment Canada Act or if SSR and Alacer jointly conclude, acting reasonably, that the section 13(1) certification referred to in (i) above will not be issued by the Minister, then the Minister shall have sent a notice to SSR that he is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada or the time period provided for such notice under the Investment Canada Act shall have expired such that the Minister shall be deemed to have been satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada;

“IRS” means the U.S. Internal Revenue Service;

“JORC Code” means the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, set out in Appendix 5A of the ASX Listing Rules;

“Key Regulatory Approvals” means each of the Turkey Competition Clearance, the Investment Canada Act Approval and the ASIC Relief or Requirements;

“Kingsdale Advisors” means the strategic shareholder advisor and proxy solicitation agent retained by each of SSR and Alacer to assist it in connection with communication with SSR Shareholders and Alacer Shareholders;

“Law” or “Laws” means, with respect to any person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applicable by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property, assets or securities, the terms and conditions of any Permit and to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Lidya Mining” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Overview”;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, statutory trusts, charges, security interests, encumbrances, title retention agreements and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means, in relation to a Party, any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate with other facts, state of facts, circumstances, changes, effects, occurrences or events is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise) or financial condition of such Party and its subsidiaries, on a consolidated basis, except for and excluding any fact or state of facts, circumstance, change, effect, occurrence or event to the extent resulting from or arising in connection with:

(a)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Law by any Governmental Entity;

(b)	any change in IFRS (or authoritative interpretation thereof) of a generally applicable nature;

(c)

any change in global, national, provincial or regional political conditions (including the outbreak of war or acts of terrorism or declarations of a state of emergency) or in general economic, business, regulatory or market conditions or in national or global financial or capital markets, including credit markets or securities markets;

(d)	any change or development generally affecting the gold, silver or copper mining industries;

(e)	climatic or other natural events or conditions (including any natural disaster or weather condition), pandemics (including COVID-19), epidemics or similar events;

(f)	any change (on a current or forward basis) in the price of gold, silver or copper;

(g)

the failure of such Party to meet any internal or published projections, forecasts or estimates in respect of revenues, earnings, production or other financial or reporting metrics or changes in the market price, credit rating or trading volume of such Party’s securities (it being understood that the underlying facts giving rise or contributing to such failure or change may, if not otherwise excluded from this definition of Material Adverse Effect, be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);

(h)	the announcement or pendency of the Arrangement Agreement; or

(i)

any actions taken (or omitted to be taken) (a) at the written request, or with the prior written consent, of the other Party thereto; (b) as required by Law (including a temporary suspension of operations in response to COVID-19); or (c) in accordance with good mining practice resulting in a temporary suspension of operations in response to COVID-19 to safeguard life or property, provided, however, that (1) with respect to clauses (a) through to and including (f) above, if such matter has a materially adverse disproportionate effect on the business, operations, results of operations, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise) or financial condition of such Party and its subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in such Party’s and its subsidiaries industries, businesses or segments thereof internationally (and, for greater certainty, not confined to comparable companies and entities operating in such Party’s countries of operation), such matter may be taken into account in determining whether a Material Adverse Effect has occurred in respect of such Party, but only to the extent of the disproportionate effect; and (2) references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“Material Contract” means, in respect of any Party, any Contract:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party;

(b)

under which such Party or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5 million in the aggregate;

(c)

that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of $5 million or that is material to the business or to an operation of such Party and its Subsidiaries, on a consolidated basis;

(d)

relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, or for the deferred purchase price of property with an outstanding principal amount in excess of $5 million or which is otherwise secured by a Lien;

(e)	providing for the establishment, organization or formation of any joint venture, partnership, strategic alliance or similar arrangement;

(f)	that is a material Contract with any Governmental Entity;

(g)	which is a collective bargaining or union agreement or any other material Contract with any labour union;

(h)	that restricts such Party and/or its Subsidiaries from paying dividends or other distributions to its shareholders;

(i)	that is a contractual royalty, production payment, net profits, earn-out, streaming agreement, metal prepayment or similar Contract that has a value or potential value in excess of $5 million;

(j)	relating to any commodity swap, hedge, derivative, forward or off take arrangement;

(k)	under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the Contract;

(l)	that limits or restricts, or purports to limit or restrict, such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or

(m)	that is otherwise material to such person and its subsidiaries, considered as a whole;

“Minister” means the responsible Minister under the Investment Canada Act and, where the context so requires, includes the Director of Investments under the Investment Canada Act and his delegates;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

“Nasdaq” means the Nasdaq Global Select Market;

“NBF” means National Bank Financial Inc., financial advisor to SSR;

“NBF Fairness Opinion” means the opinion of NBF dated May 9, 2020, attached to this Circular as Appendix D, to the effect that, as of the date of the Arrangement Agreement, the Consideration to be paid by SSR to the Alacer Shareholders is fair, from a financial point of view, to SSR;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“Non-Canadian Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”;

“Non-Registered Alacer Shareholder” has the meaning ascribed to such term in the section titled “General Proxy Matters of Alacer – Advice to Beneficial Holders of Alacer Common Shares”;

“Non-Registered SSR Shareholder” has the meaning ascribed to such term in the section titled “General Proxy Matters of SSR - Advice to Beneficial Holders of SSR Common Shares”;

“Non-U.S. Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain United States Federal Income Tax Considerations”;

“Notice of Objection” has the meaning ascribed to such term in the section titled “The Arrangement – Dissent Rights Under the Arrangement”;

“Offer to Purchase” has the meaning ascribed to such term in the section titled “The Arrangement – Dissent Rights Under the Arrangement”;

“Outside Date” means October 10, 2020, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 60 days (in 30-day increments) if (i) the Key Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity or (ii) the Final Order has not been obtained as a result or consequence of, or in connection with, the COVID-19 pandemic, in each case, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is not less than two business days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Key Regulatory Approvals or the Final Order is primarily the result of such Party’s wilful breach of the Arrangement Agreement;

“Party” means any of Alacer or SSR, as the case may be, and “Parties” means both of them, collectively;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

“Petition” means the Notice of Application for Final Order attached as Appendix G;

“PCAOB” means the Public Company Accounting Oversight Board;

“PFIC” means a passive foreign investment company for U.S. federal income tax purposes;

“Plan of Arrangement” means the plan of arrangement of Alacer, substantially in the form of Appendix C, and any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

“Proposed PFIC Regulations” means the proposed U.S. Treasury regulations promulgated under section 1291(f) of the U.S. Tax Code;

“Registered Alacer Shareholder” means an Alacer Shareholder who has his, hers or its Alacer Common Shares registered in the name of the Alacer Shareholder;

“Registered SSR Shareholder” means an SSR Shareholder who has his, hers or its SSR Common Shares registered in the name of the SSR Shareholder;

“Regulation S” means Regulation S under the 1933 Act;

“Regulatory Approvals” means any consent, waiver, modification, declaration, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case, required or advisable under Laws in connection with the Arrangement, including the Key Regulatory Approvals;

“Representatives” means, collectively, in respect of a person, its subsidiaries and its affiliates and its and their officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors);

“Response” has the meaning ascribed to such term in the section titled “Summary – Court Approval”;

“Rule 144” means Rule 144 under the 1933 Act;

“Scotia Capital” means Scotia Capital Inc., financial advisor to Alacer;

“Scotia Fairness Opinion” means the opinion of Scotia Capital dated May 9, 2020, attached to this Circular as Appendix E, to the effect that, as of the date of the Arrangement Agreement based upon the scope and review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Alacer Shareholders is fair, from a financial point of view, to the Alacer Shareholders;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the 1933 Act provided by section 3(a)(10) of the 1933 Act;

“Securities Act” means the Securities Act (Ontario);

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com;

“SSR” means SSR Mining Inc., a corporation existing under the BCBCA;

“SSR 2019 Convertible Notes” means the 2.50% convertible senior notes due 2039 issued under the indentures between SSR and The Bank of New York Mellon dated March 19, 2019;

“SSR AIF” has the meaning ascribed to such term in the section titled “Information Concerning SSR – Documents Incorporated by Reference”;

“SSR Annual Financial Statements” has the meaning ascribed to such term in the section titled “Information Concerning SSR – Documents Incorporated by Reference”;

“SSR Annual MD&A” has the meaning ascribed to such term in the section titled “Information Concerning SSR – Documents Incorporated by Reference”;

“SSR Board” means the board of directors of SSR as the same is constituted from time to time;

“SSR Board Recommendation” means the unanimous determination of the SSR Board, after consultation with its legal and financial advisors and following the receipt and review of a unanimous recommendation from the SSR Special Committee, that the entering into of the Arrangement Agreement is in the best interests of SSR and the unanimous recommendation of the SSR Board to SSR Shareholders that they vote in favour of the SSR Share Resolution;

“SSR Board Resolution” means the ordinary resolution of the SSR Shareholders to set the number of directors at ten, conditional on the completion of the Arrangement, to be considered at the SSR Meeting;

“SSR CDIs” means an SSR CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), representing beneficial ownership of an SSR Common Share that is registered in the name of CDN;

“SSR Common Shares” means common shares in the capital of SSR including, for greater certainty, any SSR Common Shares represented by SSR CDIs;

“SSR DSUs” means the outstanding deferred share units issued under the SSR DSU Plan, or otherwise;

“SSR DSU Plan” means the non-employee directors’ deferred share unit plan of SSR effective as of June 30, 2008, as amended;

“SSR Fairness Opinions” means, collectively, the NBF Fairness Opinion and the TD Fairness Opinion;

“SSR Filings” means disclosed by SSR in its public disclosure filings (other than public disclosure filings made on a confidential basis that remain confidential);

“SSR Interim Financial Statements” has the meaning ascribed to such term in the section titled “Information Concerning SSR – Documents Incorporated by Reference”;

“SSR Interim MD&A” has the meaning ascribed to such term in the section titled “Information Concerning SSR – Documents Incorporated by Reference”;

“SSR Meeting” has the meaning ascribed to such term in the section titled “General Information – Introduction”;

“SSR Meeting Materials” means, collectively, the SSR Notice of Meeting and this Circular;

“SSR Non-Objecting Beneficial Owner” or “SSR NOBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of SSR – Advice to Beneficial Holders of SSR Common Shares – Distribution to SSR NOBOs”;

“SSR Notice of Meeting” means the notice of meeting of SSR dated June 2, 2020 regarding the SSR Meeting;

“SSR Legacy Option Plans” means the SSR Mining Inc. Stock Option Plan approved May 9, 2014 and amended February 26, 2016 and the Claude Resources Inc. Stock Option Incentive Plan amended and restated as of March 26, 2015;

“SSR Objecting Beneficial Owner” or “SSR OBO” has the meaning ascribed to such term in the section titled “General Proxy Matters of SSR – Advice to Beneficial Holders of SSR Common Shares – Distribution to SSR OBOs”;

“SSR Options” means the outstanding options to purchase SSR Common Shares granted under or otherwise subject to the SSR Share Compensation Plan, the SSR Legacy Option Plans, or otherwise;

“SSR Proxy” has the meaning ascribed to such term in the section titled “General Proxy Matters of SSR – Appointment and Revocation of Proxies”;

“SSR PSUs” means the outstanding performance share units issued under the SSR Share Compensation Plan, or otherwise;

“SSR Record Date” has the meaning ascribed to such term in the section titled “General Proxy Matters of SSR – Voting Securities of SSR and Principal Holders Thereof”;

“SSR Resolutions” means the SSR Share Resolution and the SSR Board Resolution;

“SSR RSUs” means the outstanding restricted share units issued under the SSR Share Compensation Plan, or otherwise;

“SSR Share Compensation Plan” means the share compensation plan of SSR approved by the SSR Shareholders on May 4, 2017, as amended;

“SSR Shareholder Approval” means the approval of the SSR Share Resolution by a simple majority of the votes cast in respect of the SSR Share Resolution by SSR Shareholders virtually present or represented by proxy at the SSR Meeting;

“SSR Share Resolution” means the ordinary resolution of the SSR Shareholders approving the issuance of the Consideration Shares, in the form set out in Appendix A, to be considered at the SSR Meeting;

“SSR Shareholders” means, at any time, the holders of outstanding SSR Common Shares;

“SSR Special Committee” means the special committee of the SSR Board comprised of independent directors;

“SSR Supporting Shareholders” means all of the senior officers and directors of SSR that hold SSR Common Shares and who have entered into SSR Voting Agreements;

“SSR Termination Amount” means $70,000,000.00;

“SSR VIF” has the meaning ascribed to such term in the section titled “General Proxy Matters of SSR – Advice to Beneficial Holders of SSR Common Shares – Distribution to SSR NOBOs”;

“SSR Voting Agreements” means the voting and support agreements dated the date hereof (including all amendments thereto) between Alacer and the SSR Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their SSR Common Shares in favour of the SSR Share Resolution;

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary; and with respect to Alacer, for purposes of the Arrangement Agreement, subsidiaries shall include Kartaltepe Madencilik Sanayi Ticaret Anonim Şirketi and Tunçpınar Madencilik Sanayi Ve Ticaret Anonim Şirketi;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party, made after the date of the Arrangement Agreement, to acquire not less than all of the outstanding SSR Common Shares or Alacer Common Shares, as applicable (other than SSR Common Shares or Alacer Common Shares, as applicable, beneficially owned by the person or persons making such Acquisition Proposal), or all or substantially all of the assets of the Party and its subsidiaries on a consolidated basis subject to the Acquisition Proposal that:

(a)

is not subject to any financing condition and, after consultation with its financial advisor(s), in respect of which the board of directors of such Party determines in good faith that the funds or other consideration necessary to complete the Acquisition Proposal are or are reasonably likely to be available to fund completion of the Acquisition Proposal at the time and on the basis set out therein;

(b)	is not subject to any due diligence and/or access condition;

(c)

if it relates to the acquisition of a Party’s outstanding common shares, is made available to all holders of such Party’s common shares on the same terms and conditions, provided that such holders of such Party’s common shares who are also employees of that Party or its subsidiaries may be permitted to enter into new employment arrangements with the person making the Acquisition Proposal, conditional on such acquisition;

(d)

in the event that the receiving Party does not, in the good faith determination of the board of directors of such Party, have the financial resources to pay the SSR Termination Amount or the Alacer Termination Amount, as applicable, the terms of such Acquisition Proposal provide that the person making such Acquisition Proposal shall advance or otherwise provide such Party the cash required for such Party to pay the SSR Termination Amount or the Alacer Termination Amount, as applicable, and such amount shall be advanced or provided on or before such fee becomes payable;

(e)

the board of directors of such Party determines, in good faith after consultation with its financial advisor(s) and outside legal counsel, is reasonably likely to be consummated at the time and on the terms proposed, without undue delay and taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and person or group of persons making such proposal; and

(f)

the board of directors of such Party determines, in good faith after consultation with its financial advisor(s), would, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable to the holders of such Party’s common shares, from a financial point of view, than the transaction contemplated by the Arrangement Agreement (including after considering any proposal to adjust the terms and conditions of the Arrangement as contemplated by Section 7.4(2) of the Arrangement Agreement);

“Supporting Shareholders” means, collectively, the SSR Supporting Shareholders and the Alacer Supporting Shareholders;

“Tax” and “Taxes” mean (i) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, (ii) any interest, penalties, fines or other additions to tax that may become payable in respect of amounts of the type described in clause (i) above or this clause (ii) whether disputed or not, (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) for or to or in respect of any other person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“TD Fairness Opinion” means the opinion of TD Securities dated May 9, 2020, attached to this Circular as Appendix D, to the effect that, as of the date of the Arrangement Agreement, the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR;

“TD Securities” means TD Securities Inc., financial advisor to the SSR Special Committee;

“TSX” means the Toronto Stock Exchange;

“Turkey Competition Clearance” means that the Arrangement may be lawfully completed pursuant to the merger control laws of Turkey;

“U.S. Holder” has the meaning ascribed to such term in the section titled “Income Tax Considerations – Certain United States Federal Income Tax Considerations”;

“U.S. Tax Code” means the Internal Revenue Code of 1986, as amended, of the United States;

“U.S. Treasury” means the U.S. Department of the Treasury;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“United States GAAP” has the meaning ascribed to such term in the section titled “General Information – Information for United States Shareholders”;

“Voting Agreements” means the voting and support agreements (including all amendments thereto) between SSR or Alacer, as the case may be, and the Supporting Shareholders dated May 10, 2020;

“Woodco” has the meaning ascribed to such term in the section titled “Information Concerning Alacer – Overview”; and

“YBCA” means the Business Corporations Act (Yukon).

Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include firms and corporations and vice versa.

JOINT MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of SSR and Alacer for use at the special meeting of SSR Shareholders to be held at 9:00 a.m. (Vancouver time) on July 10, 2020 (the “SSR Meeting”) and the special meeting of Alacer Shareholders to be held at 12:00 p.m. (Denver time) on July 10, 2020 (the “Alacer Meeting”), respectively, and at any adjournment(s) or postponement(s) thereof.

To address public health measures arising from the unprecedented public health impact of COVID-19, and to limit and mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the SSR Meeting and the Alacer Meeting will each will be held in a virtual-only format conducted by live audio webcast. The virtual SSR Meeting will be accessible online at https://web.lumiagm.com/210935442 starting at 8:00 a.m. (Vancouver time) on July 10, 2020. The virtual Alacer Meeting will be accessible online at https://web.lumiagm.com/112585242 starting at 11:00 a.m. (Denver time) on July 10, 2020. Each of SSR and Alacer is holding the SSR Meeting and the Alacer Meeting, respectively, as a completely virtual meeting, which will be conducted via live audio webcast, where all Shareholders regardless of geographic location will have an equal opportunity to participate at the meeting online. Shareholders will not be able to attend the SSR Meeting or the Alacer Meeting in person.

A summary of the information SSR Shareholders and Alacer Shareholders will need to attend the SSR Meeting or the Alacer Meeting, respectively, online is provided in this Circular. For more information on how to attend and participate in the SSR Meeting or the Alacer Meeting online, please see the Virtual Meeting User Guides attached to this Circular as Appendix H.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as that such information is given in this Circular.

The information concerning Alacer contained in this Circular has been provided by Alacer. Although SSR has no knowledge that would indicate that any of such information is untrue or incomplete, SSR does not assume any responsibility for the accuracy or completeness of such information or the failure by Alacer to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to SSR.

The information concerning SSR contained in this Circular has been provided by SSR. Although Alacer has no knowledge that would indicate that any of such information is untrue or incomplete, Alacer does not assume any responsibility for the accuracy or completeness of such information or the failure by SSR to disclose events that may have occurred or may affect the completeness or accuracy of such information but that are unknown to Alacer.

All summaries of, and references to, the Arrangement Agreement, the Arrangement and the Plan of Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement may be found under SSR’s and Alacer’s profiles on SEDAR at www.sedar.com and SSR’s profile on EDGAR at www.sec.gov. The Plan of Arrangement is attached to this Circular as Appendix C. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Circular is given as of June 2, 2020 except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein.

Information contained in this Circular should not be construed as legal, tax or financial advice and SSR Shareholders and Alacer Shareholders are urged to consult their own professional advisors in connection therewith.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation in connection with the Arrangement and the issuance of SSR Common Shares in connection with the Arrangement, or other matters to be considered at the SSR Meeting or the Alacer Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

Information for United States Shareholders

THE CONSIDERATION SHARES AND CONSIDERATION CDIS ISSUABLE TO ALACER SHAREHOLDERS AND ALACER CDI HOLDERS, RESPECTIVELY, PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR OR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The offer and sale of the Consideration Shares and Consideration CDIs issuable to Alacer Shareholders and Alacer CDI Holders in exchange for their Alacer Common Shares and Alacer CDIs, respectively, pursuant to the Arrangement have not been and will not be registered under the 1933 Act or any U.S. state securities Laws, and such securities will be issued to Alacer Shareholders in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof.

The solicitation of proxies for the SSR Meeting and the Alacer Meeting by means of this Circular is not subject to the requirements of section 14(a) of the 1934 Act, based upon exemptions from the SEC’s proxy solicitation rules applicable to “foreign private issuers” (as such term is defined in Rule 3b 4 under the 1934 Act). Accordingly, the solicitations contemplated in this Circular are being made in the United States in accordance with Canadian corporate Laws and Canadian securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. SSR Shareholders and Alacer Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act.

The Consideration Shares and the Consideration CDIs received by Alacer Shareholders or Alacer CDI Holders, as applicable, pursuant to the Arrangement will be freely tradable under the 1933 Act after the completion of the Arrangement, except by persons who are “affiliates” (as defined in Rule 144) of SSR following completion of the Arrangement or who were affiliates of SSR within 90 days prior to the completion of the Arrangement. The Consideration Shares and the Consideration CDIs issued to Alacer Shareholders and Alacer CDI Holders who are such affiliates (or former affiliates) will be subject to certain restrictions on resale imposed by the 1933 Act. See “Securities Law Considerations – United States Securities Law Considerations”.

Information concerning the properties and operations of each of SSR and Alacer have been prepared in accordance with the requirements of Canadian securities Laws, which differ from the requirements of United States securities Laws. Mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the current requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies.

Information concerning descriptions of mineralization and mineral resources contained herein may not be comparable to information made public by U.S. companies subject to the current reporting and disclosure requirements of the SEC under the SEC’s Industry Guide 7. For example, this Circular uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. SSR and Alacer advise U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by SEC Industry Guide 7.

The estimation of “measured” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of “inferred” mineral resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of mineral resources. It cannot be assumed that all or any part of a “measured”, “inferred” or “indicated” mineral resource will ever be upgraded to a higher category or converted into a mineral “reserve”, as defined by the currently effective SEC rules, namely SEC Industry Guide 7. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. SEC Industry Guide 7 currently only permits issuers to report mineralization that does not constitute mineral “reserves” as in-place tonnage and grade without reference to unit measures. Under SEC Industry Guide 7, mineralization may not be classified as a mineral “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this Circular were reported using CIM Standards.

The financial statements of SSR and Alacer included or incorporated by reference in this Circular have been prepared in U.S. dollars, in each case in accordance with IFRS applicable to SSR and Alacer as the case may be. Alacer’s financial statements are audited in accordance with Canadian auditing standards, which differ from PCAOB auditing standards in certain material respects. Such financial statements for Alacer have also been audited in accordance with Canadian auditor independence standards, which differ from PCAOB auditor independence standards in certain material respects. Thus, such financial statements are not directly comparable to financial statements of United States companies which are prepared in accordance with United States GAAP and that are subject to United States auditing and auditor independence standards. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and United States GAAP. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and United States GAAP, and of how those differences might affect the financial information presented herein.

Alacer Shareholders and Alacer CDI Holders subject to United States federal taxation should be aware that the Arrangement and the acquisition, ownership and disposition of Consideration Shares or Consideration CDIs may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. See “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Alacer Shareholders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of SSR Common Shares or SSR CDIs acquired pursuant to the Arrangement.

The enforcement by SSR Shareholders and Alacer Shareholders of civil liabilities under United States federal and state securities Laws may be affected adversely by the fact that SSR is organized under the Laws of British Columbia, Canada, and Alacer is organized under the Laws of Yukon Territory, Canada, each being a jurisdiction outside the United States, that some or all of their officers and directors of Alacer and SSR, respectively, are residents of countries other than the United States, that some or all of the experts named in this Circular are residents of countries other than the United States and that all or a substantial portion of the assets of SSR, Alacer and such persons are located outside the United States. As a result, it may be difficult or impossible for SSR Shareholders and Alacer Shareholders in the United States to effect service of process within the United States upon SSR, Alacer, their respective directors or officers or such experts, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States. In addition, SSR Shareholders and Alacer securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or “blue sky” Laws of any state within the United States.

Information for Australian Shareholders

THE CONSIDERATION SHARES (OR CONSIDERATION CDIS) ISSUABLE TO ALACER SHAREHOLDERS IN AUSTRALIA PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ASIC. NEITHER ASIC NOR ASX TAKES ANY RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS CIRCULAR NOR THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT.

Not a prospectus

This Circular is not, and is not required to be, a prospectus under the Australian Corporations Act. It has been prepared to address requirements of the Laws of the relevant provinces and territories of Canada and its content may not be the same, or presented in the same manner, as information in a prospectus. It has been issued under the ASIC Relief or Requirements. It has been provided to ASIC and ASX, but is not required to be registered with ASIC or ASX.

Not Australian shares

Similar to Alacer and Alacer Common Shares, SSR is not an Australian company and SSR Common Shares are not shares in an Australian company. Consequently, SSR is only regulated under the Australian Corporations Act to a limited extent as a foreign company. SSR is subject to Laws of the Canadian province of British Columbia, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Accordingly, rights of SSR Shareholders in Australia will be determined predominantly under the Laws of the relevant Canadian provinces and territories.

An outline of some key differences between Australian securities Law and Laws of the Canadian province of British Columbia is set out at “Comparison of Canadian and Australian Laws” in Appendix K. In

particular, Australian securities Laws can still apply to offers of securities in Australia by SSR (including offers to holders of SSR CDIs), insider trading by any person in relation to SSR securities, and misleading or deceptive conduct within Australia. Directors duties under the Australian Corporations Act still apply to directors of a foreign company where there is a connection to Australia.

Foreign Exempt Listing

If SSR is granted a Foreign Exempt Listing by ASX, SSR will be exempt from many ASX Listing Rules that would apply to a full listing – in contrast to Alacer which was subject to all ASX Listing Rules (other than to the extent of specific waivers that Alacer had the benefit of).

These exemptions include rules relating to continuous disclosure, periodic disclosure, issues of securities (including placement capacity restrictions), significant transactions and transactions with persons of influence. Instead, the rules of SSR’s home exchange (in this case the TSX) will apply. Disclosure released by SSR to the TSX will be released to the ASX.

Rights and entitlements of SSR CDIs

Alacer Shareholders in Australia will receive SSR CDIs at the Effective Time (subject to the Foreign Exempt Listing being approved by ASX). See “The Arrangement – Information About the Combined Company Following the Arrangement – Description of Securities” for information as to the key features of SSR CDIs and how they may be exchanged for SSR Common Shares.

JORC Code warning

Unlike Alacer, SSR is not, and after completion of the proposed Arrangement will not be, required to report on minerals exploration results, mineral resources and ore reserves in accordance with the JORC Code. As noted above, mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the CIM Standards.

CIM definitions are substantially similar to the JORC Code corresponding definitions. It is not expected that estimates prepared in accordance with NI 43-101 and the CIM Standards would be materially different to estimates prepared in accordance with the JORC Code. However, unlike the JORC Code, NI 43-101 would permit publication of technical reports containing a preliminary economic assessment (“PEA”) where economic analysis is substantially or entirely based on inferred mineral resources. After the completion of the Arrangement, SSR does not propose to publish new technical reports that include a PEA for a project, where a significant portion of the economic analysis (including forecasts) contained in such technical reports is based on inferred mineral resources.

General advice warning

This Circular does not constitute financial product advice and has been prepared without reference to individual investment objectives, financial situation, taxation position or particular needs of any Alacer or SSR Shareholder or any other person. Neither SSR nor Alacer holds an Australian financial service licence. It is important that you read this Circular, and consider your particular investment needs, objectives and financial circumstances, before making any decision, including a decision on whether or not to vote in favour of the Arrangement. This Circular should not be relied upon as the sole basis for any such decision.

Presentation of financial information

The financial statements and other financial information of SSR and Alacer included or incorporated by reference in this Circular may have some differences compared to financial statements of Australian companies which are prepared in accordance with A-IFRS and audited in accordance with Australian auditing standards. This Circular does not include an explanation of the principal differences between, or any reconciliation of, IFRS and A-IFRS. Some additional disclosures required by A-IFRS may not be included in the financial statements and other financial information included or incorporated by reference in this Circular. Investors should consult with their own professional advisors for an understanding of the differences between IFRS and A-IFRS, and of how those differences might affect the financial information presented herein.

Australian tax

Alacer Shareholders who are Australian Holders should be aware that the Arrangement and disposal of Alacer Common Shares or Alacer CDIs and the ownership and future disposition of SSR Common Shares and/or SSR CDIs may have tax consequences in Australia, including, without limitation, the possibility that the disposal of Alacer Common Shares and/or Alacer CDIs pursuant to the Arrangement is a taxable transaction, in whole or in part, for Australian income tax purposes. See “Income Tax Considerations – Certain Australian Income Tax Considerations”. Alacer Shareholders who are Australian Holders or otherwise potentially within the scope of Australian tax should consult their own professional tax advisors to determine the particular Australian tax consequences to them of participating in the Arrangement and the acquisition, ownership and future disposition of SSR Common Shares and/or SSR CDIs acquired pursuant to the Arrangement.

Enforcement warning

The enforcement by SSR Shareholders and Alacer Shareholders of any applicable Australian Laws, including Laws as to misleading conduct, or the common law including Laws relating to negligence, may be affected adversely by the fact that SSR is organized under the Laws of British Columbia, Canada, and Alacer is organized under the Laws of Yukon Territory, Canada, each being a jurisdiction outside Australia, that some or all of the officers and directors of Alacer and SSR, respectively, are residents of countries other than Australia, that some or all of the experts named in this Circular are residents of countries other than Australia and that all of the assets of SSR, Alacer and such persons are located outside Australia. As a result, it may be difficult for SSR Shareholders and Alacer Shareholders in Australia to take action in Australian federal or state courts and under Australian Law against SSR, Alacer and such persons. In addition, SSR Shareholders and Alacer Shareholders in Australia cannot be assured that the courts of Canada would enforce judgements of Australian courts obtained in actions under Australian Law against such persons.

Privacy and personal information

SSR, Alacer and their respective agents will need to collect personal information from Alacer Shareholders to implement the Arrangement. The personal information may include the names, contact details and details of shareholdings of Alacer Shareholders, as well as their representatives or proxies appointed for the purposes of the Alacer Meeting.

Alacer Shareholders in Australia who are individuals, and other individuals in Australia in respect of whom personal information is collected, have certain rights to access the personal information collected about them and may contact the Alacer Share Registry if they wish to exercise those rights.

The information may be disclosed to print and mail service providers, and to Alacer, SSR and their respective advisers and agents to the extent necessary to effect the Arrangement, and to registries and other agents and advisers of SSR to administer its share register and for all other related or incidental purposes and as permitted under SSR’s Privacy Policy. If this information outlined above is not collected, Alacer and SSR may be hindered in, or prevented from, conducting the Alacer Meeting or implementing the Arrangement effectively, or at all. Alacer Shareholders in Australia who appoint an individual as their proxy, body corporate representative or attorney to vote at the Alacer Meeting should inform that individual of the matters outlined above.

Currency Exchange Rates

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to “dollars”, “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars and references to “Aus$” are to Australian dollars.

The following table sets forth the high and low daily exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the daily exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the daily exchange rates provided by the Bank of Canada:

	Three Months Ended March 31		Year Ended December 31
	2020	2019	2019	2018
Rate at end of period	1.4174	1.3366	1.2970	1.3645
Average rate during period	1.3438	1.3299	1.3270	1.2965
High	1.4544	1.3635	1.3635	1.3660
Low	1.2971	1.3089	1.2970	1.2289

Cautionary Statement Regarding Forward-Looking Information

This Circular (including the Appendices hereto) contains certain statements or disclosures that may constitute forward-looking information within the meaning of applicable Canadian and U.S. securities legislation (“forward-looking information”). All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of SSR or Alacer, as applicable, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “potential”, “enable”, “plan”, “continue”, “contemplate”, or other comparable terminology.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to SSR and Alacer, as applicable, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Circular (including the Appendices hereto) in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	the approval of the Arrangement by the Court and Alacer Shareholders;

•	the approval of the issuance of SSR Common Shares under the Arrangement by SSR Shareholders;

•	the completion and timing of the Arrangement;

•	the timely receipt of all required regulatory approvals and other third party consents to complete the Arrangement;

•	satisfaction of the other closing conditions in all material respects in accordance with the Arrangement Agreement;

•	the impact of COVID-19 on the businesses of SSR or Alacer, the economy in general and commodity prices;

•	no unforeseen changes in the legislative and operating framework for the business of SSR or Alacer, as applicable;

•	no significant adverse changes in economic conditions that influence the demand for gold;

•	no significant adverse changes in commodity prices;

•	a stable competitive environment;

•	the ability to obtain equipment, services, supplies and personnel in a timely manner to carry out development activities;

•	the ability to market gold and metal concentrates successfully to current and new customers;

•	the impact of increasing competition;

•	the ability to maintain existing financing; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

In particular, this Circular (including the Appendices hereto) and the documents incorporated by reference herein contain forward-looking information and statements, including forward-looking information and statements pertaining to the following:

•	the SSR Meeting and Alacer Meeting;

•	the perceived benefits of the Arrangement and possible synergies resulting from the Arrangement;

•	the structure, steps, timing and effects of the Arrangement;

•	the timing of the Final Order and the Effective Date of the Arrangement;

•	the satisfaction of conditions for listing of SSR Common Shares to be issued in connection with the Arrangement on the TSX and Nasdaq and the timing thereof;

•	the satisfaction of the conditions for the Foreign Exempt Listing of SSR on the ASX, the quotation of SSR CDIs on the ASX and the timing thereof;

•	the availability of the Section 3(a)(10) Exemption for the issuance of the Consideration Shares and Consideration CDIs;

•	the delisting of the Alacer Common Shares;

•	sources of income;

•	objectives, business plans and strategies;

•	financial conditions;

•	industry conditions;

•	future capital expenditures (including general and administrative expenses), including the timing, amount and nature thereof and sources of financing thereof;

•	pro forma information, including pro forma combined financial information pertaining to SSR after giving effect to the Arrangement;

•	other trends of the capital markets;

•	projection of market prices and costs;

•	supply and demand for gold and silver and precious metal and other commodity prices;

•	treatment under governmental regulatory regimes and Tax Laws;

•	realization of the anticipated benefits of acquisitions and dispositions;

•	movements in currency exchange rates;

•	anticipated income and withholding Taxes;

•	plans and objectives of management for future operations;

•	quantity of the existing mineral reserves of SSR and Alacer;

•	expectations regarding the ability to raise capital and to add to mineral reserves through acquisitions, exploration and development;

•	expectations regarding the ability to declare inter-company dividends and transfer funds between affiliates;

•	the exercise of Dissent Rights by Alacer Shareholders with regards to the Arrangement;

•	forecast business results;

•	anticipated tax treatment of the Arrangement on Alacer Shareholders; and

•	anticipated financial performance.

The forward-looking information in statements or disclosures in this Circular (including the Appendices hereto) and the documents incorporated by reference is based (in whole or in part) upon factors which may cause actual results, performance or achievements of SSR, Alacer, or the Combined Company, as applicable, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to SSR and Alacer, as applicable, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While SSR and Alacer do not know what impact any of those differences may have, their and the Combined Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	inability to obtain required consents, permits or approvals, including the Final Order, Key Regulatory Approvals, SSR Shareholder Approval and Alacer Shareholder Approval;

•	sufficient liquidity for future operations;

•	cost of capital risk to carry out operations;

•	increased competition and the lack of availability of qualified personnel or management;

•	loss of key personnel;

•	uncertainty of government policy changes;

•	uncertainty regarding the ability to declare inter-company dividends and transfer funds between affiliates;

•	uncertainty surrounding COVID-19 and its effect on the businesses of SSR and Alacer, the general economy and commodity prices;

•	the risk of carrying out operations with minimal environmental impact;

•	operational hazards and availability of insurance;

•	industry conditions, including changes in Laws and regulations, including the adoption of new Environmental Laws and regulations and changes in how they are interpreted and enforced;

•	general economic, market and business conditions;

•	competitive action by other companies;

•	the ability of suppliers to meet commitments;

•	any impact on relationships or dealings with joint venture partners;

•	stock market volatility; and

•	creditworthiness of counterparties.

The forward-looking statements contained in this Circular (including the Appendices hereto) and the documents incorporated by reference herein are made as of the date of such documents. SSR and Alacer are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change and such changes may be material, having either a negative or positive effect on net income as further information becomes available, and as the economic environment changes.

SSR Shareholders and Alacer Shareholders are cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, SSR Shareholders and Alacer Shareholders are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. SSR and Alacer caution you that the above list of factors is not exhaustive. Consequently, there is no representation by SSR or Alacer that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Other factors which could cause actual results, performance or achievements of SSR, Alacer, or the Combined Company, to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed under “Risk Factors” and in the documents incorporated by reference in “Information Concerning SSR”, “Information Concerning Alacer” and Appendix J.

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in the accompanying SSR Notice of Meeting, the Alacer Notice of Meeting, and this Circular, including the Appendices hereto. Capitalized terms used in this summary and not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

The SSR Meeting

The SSR Meeting will be held at 9:00 a.m. (Vancouver time), on July 10, 2020, for the purposes set forth in the accompanying SSR Notice of Meeting. The business of the SSR Meeting will be to consider and vote upon, among other things, the SSR Resolutions and to transact such further and other business as may properly be brought before the SSR Meeting. To address public health measures arising from the unprecedented public health impact of COVID-19 and to limit and mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the SSR Meeting will be held in a virtual-only format conducted by live audio webcast at https://web.lumiagm.com/210935442. The virtual SSR Meeting will be accessible online starting at 8:00 a.m. (Vancouver time) on July 10, 2020. See “The Arrangement”.

The Alacer Meeting

The Alacer Meeting will be held at 12:00 p.m. (Denver time), on July 10, 2020, for the purposes set forth in the accompanying Alacer Notice of Meeting. The business of the Alacer Meeting will be to consider and vote upon, among other things, the Alacer Arrangement Resolution and to transact such further and other business as may properly be brought before the Alacer Meeting. To address public health measures arising from the unprecedented public health impact of COVID-19, and to limit and mitigate risks to the health and safety of communities, shareholders, employees, directors and other stakeholders, the Alacer Meeting will be held in a virtual-only format conducted by live audio webcast at https://web.lumiagm.com/112585242. The virtual Alacer Meeting will be accessible online starting at 11:00 a.m. (Denver time) on July 10, 2020. See “The Arrangement”.

Parties to the Arrangement

(a)	SSR

SSR is a corporation existing under the Laws of the Province of British Columbia. SSR is a Canadian-based resource company focused on the exploration, development, operation and acquisition of precious metal resource properties located in the Americas. SSR has three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR’s focus is on safe, profitable gold and silver production from its Marigold mine in Nevada, U.S., its Seabee Gold Operation in Saskatchewan, Canada, and its Puna Operations in Jujuy, Argentina.

The head office and registered and records office of SSR is located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.

SSR is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the SSR Common Shares trade on the TSX and Nasdaq under the trading symbol “SSRM”.

For further information concerning the business and operations of SSR, see “Information Concerning SSR”.

(b)	Alacer

Alacer is a corporation existing pursuant to the Laws of Yukon Territory. Alacer is a leading low-cost intermediate gold producer whose primary focus is to leverage its 80% owned cornerstone Çöpler Gold Mine (the “Çöpler Mine”) and strong balance sheet as foundations to continue its organic multi-mine growth strategy, maximize free cash flow and therefore create maximum value for shareholders. The Çöpler Mine is located in east-central Turkey in the Erzincan Province, approximately 1,100 kilometers southeast from Istanbul and 550 kilometers east from Ankara, Turkey’s capital city.

Alacer’s principal executive office is located at 7001 E. Belleview Ave., Suite 800, Denver, Colorado USA, 80237, c/o Alacer Management Corp. Alacer’s registered office is located at 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Alacer is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Alacer Common Shares trade on the TSX under the trading symbol “ASR” and via Alacer CDIs on the ASX under the trading symbol “AQG”. It is anticipated that, as soon as reasonably practicable after completion of the Arrangement, the Alacer Common Shares will be delisted from trading on the TSX, that Alacer CDIs will be delisted on the ASX and Alacer will apply to the applicable Canadian securities regulators to have Alacer cease to be a reporting issuer.

For further information concerning the business and operations of Alacer, see “Information Concerning Alacer”.

(c)	Resulting Issuer

As a result of the Arrangement, Alacer will become a wholly-owned Subsidiary of SSR. For further information concerning the business and operations of SSR following completion of the Arrangement, see “The Arrangement – Information About the Combined Company Following the Arrangement”.

(d)	Pro forma Combined Financial Information of SSR

See Appendix J for selected pro forma combined financial information of SSR as at and for the three months ended March 31, 2020 and for the year ended December 31, 2019 after giving effect to the Arrangement. Reference should be made, among other things, to SSR’s audited annual consolidated financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020, each of which is incorporated by reference in this Circular and Alacer’s audited annual consolidated financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020, each of which is incorporated by reference in this Circular.

The Arrangement

The following is a summary only and reference should be made to the full text of the Arrangement Agreement which may be found under SSR’s and Alacer’s profiles on SEDAR at www.sedar.com and SSR’s profile on EDGAR at www.sec.gov, and the Plan of Arrangement attached hereto as Appendix C.

The purpose of the Arrangement is to effect the combination of the businesses of SSR and Alacer.

The Arrangement will result in the acquisition by SSR of all of the issued and outstanding Alacer Common Shares (other than Alacer Common Shares held by an Alacer Dissenting Shareholder, which will be repurchased for cancellation by Alacer) for the Consideration, being 0.3246 of an SSR Common Share for each Alacer Common Share. As a result of the Arrangement, Alacer will become a wholly-owned Subsidiary of SSR.

As at the SSR Record Date, there were 123,320,657 SSR Common Shares and 294,824,008 Alacer Common Shares issued and outstanding. Alacer Shareholders will own approximately 43% of the post-Arrangement SSR Common Shares on an undiluted basis (assuming no additional SSR Common Shares are issued by SSR prior to the Effective Date on conversion or in settlement of SSR Options, SSR RSUs, SSR PSUs or SSR 2019 Convertible Notes, no Alacer Common Shares are issued by Alacer prior to the Effective Date in settlement of Alacer RSUs and no Dissents Rights are exercised in respect of the Alacer Arrangement Resolution). The Arrangement will be implemented by way of a court-approved Plan of Arrangement under the YBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. See “The Arrangement”.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of arm’s length negotiations among representatives and legal and financial advisors of Alacer and SSR. The following is a summary of the material events which led to the negotiations of the Arrangement Agreement and the negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

Both SSR and Alacer’s management teams regularly consider and investigate opportunities to enhance value for their respective shareholders, including monitoring the activities and assets of various industry participants in order to identify possible strategic transactions. Accordingly, each of SSR and Alacer had knowledge of each other’s operations and assets.

During November 2019, there were a number of informal meetings, phone conversations and email correspondence between members of SSR and Alacer’s senior management teams. During this time, each Party completed internal reviews of each other’s applicable assets based on publicly available information. This resulted in a meeting between representatives of SSR and Alacer on December 4th, 2019 to discuss, on a preliminary basis, the possibility of a zero-premium or low-premium merger-of-equals between the Parties. At this meeting, it was agreed that the Parties would re-engage in discussions in early 2020 with a view to entering into a confidentiality agreement and conducting mutual due diligence.

In early January 2020, further discussions with respect to a possible transaction and key transaction parameters took place during a meeting between the respective Chief Executive Officers and Chairs of each of SSR and Alacer. Following this meeting and after each Party consulted with its respective board of directors, it was concluded that the possible transaction warranted further dialogue and that the Parties would enter into a confidentiality agreement, including a 60-day exclusivity period, in order to conduct mutual due diligence. A mutual confidentiality agreement was executed on January 22, 2020 and reciprocal electronic data rooms were opened for each Party and its respective advisors to access on January 29, 2020.

Effective in late January 2020, Scotia Capital was verbally engaged as Alacer’s financial advisor to provide Alacer with financial advisory and investment banking services, including, if requested, providing a fairness opinion. On February 3, 2020, NBF began work as SSR’s financial advisor to provide SSR with financial advisory and investment banking services, including, if requested, providing a fairness opinion.

During the months of February and March 2020, the Parties continued exploratory discussions and conducted reciprocal site visits to further enhance the collective understanding of the entity and operations that could result from a merger-of-equals transaction. Members of Alacer’s senior management team visited SSR’s (i) Seabee Gold Operation in Saskatchewan, Canada on February 5 and 6, 2020 and (ii) Marigold mine in Nevada, U.S on February 18 and 19, 2020. Thereafter, members of SSR’s senior management team visited the Çöpler Mine on March 1 and 2, 2020. Due to travel restrictions as a result of COVID-19, representatives of Alacer were unable to physically visit SSR’s Puna Operations in Jujuy, Argentina but reviewed extensive technical data and conducted several management diligence calls in respect of these operations during the second half of March 2020. With the assistance of advisors, technical due diligence and valuation modeling in respect of each Party’s assets and operations continued during the months of March and April 2020. During this time and with the support and input from each Party’s respective board of directors, the Parties explored a variety of transaction structures, including the ultimate structure of the Arrangement, the composition of the board of directors of the Combined Company, the roles of the Chief Executive Officers and other members of senior management of the two companies in the Combined Company and other matters.

Following the site visits, the Parties continued with their due diligence investigations, including completing desk-top reviews of each other’s applicable assets. Due to the time and resources each Party was devoting to ongoing due diligence and negotiations, on March 20, 2020, SSR and Alacer extended the original exclusivity period by an additional 60 days to continue conducting technical, legal, financial and other due diligence. From March 20, 2020 until May 9, 2020, each of SSR and Alacer, with assistance from its advisors, conducted and completed their due diligence reviews of the other Party’s operations, business and affairs, including a review of certain confidential non-public documents and information made available in the electronic data rooms as well as through management calls.

At a meeting of the Alacer Board on April 7, 2020, the Alacer Board, with its legal advisor (Stikeman Elliott LLP) present, discussed the appropriate process for the Alacer Board in continuing to oversee the consideration and negotiation of the possible business combination with SSR. In light of the size of the Alacer Board (seven directors), its composition (six independent directors, with the only non-independent director being Alacer’s chief executive officer), the desire and ability of the independent directors to be fully-engaged in the process and the nature of the possible transaction, the Alacer Board determined that all independent directors would be involved in considering and overseeing the negotiations of the transaction. The Alacer Board also received further advice from its legal counsel regarding its duties and considerations in the context of reviewing and evaluating the proposed business combination with SSR.

On April 14, 2020, the SSR Board determined that it would be desirable to establish a special committee of independent directors to consider the possible business combination with Alacer. It appointed the SSR Special Committee consisting of four independent directors, Beverlee F. Park (acting as chair of the Special Committee), A.E. Michael Anglin, Brian Booth and Simon A. Fish, with a mandate to assess and examine the proposed business combination with Alacer. The SSR Special Committee was also vested with the authority to engage and retain professional advisors, including a financial advisor to review the proposed transaction and render an independent fairness opinion to the SSR Special Committee. The Special Committee engaged TD Securities, effective as of April 14, 2020, to act as its financial advisor, including, if requested, to provide a fairness opinion. The Special Committee also received advice from its legal counsel, McCarthy Tétrault LLP, regarding special committee duties and considerations in the context of reviewing and evaluating the proposed business combination with Alacer.

On April 24, 2020, Alacer engaged CIBC as a financial advisor to provide a fairness opinion, the fees for which were agreed to not be contingent on the substance of or the conclusions reached therein or on the completion of the Arrangement.

At various times during April and May 2020, the SSR Board met with the SSR management team, at which the management team provided updates on the status of the potential business combination with Alacer, including discussions of the strategic rationale and benefits. During these meetings, SSR’s financial and legal advisors provided updates with respect to their advisory and due diligence work. During this period of time, the SSR Special Committee met a total of eight times (with management and then in in-camera sessions only with its advisors) to discuss the proposed transaction and received updates from its financial and legal advisors, including with respect to valuation, due diligence, legal documentation and other pertinent matters. At each of these meetings, the SSR Board and the SSR Special Committee asked questions of management and advisors and had received and reviewed detailed materials in advance.

During the months of March, April and May 2020, NBF received access to extensive due diligence materials and information in respect of SSR and Alacer in connection with its fairness opinion investigation. TD Securities was also provided such information during the months of April and May 2020.

At various times during April and May 2020, the Alacer Board met a total of eight times with members of Alacer’s senior management team, at which the management team provided updates on the status of the potential transaction with SSR, including discussions of the strategic rationale and benefits. During these meetings, Alacer’s financial and/or legal advisors provided updates with respect to their advisory and due diligence work and management and advisors discussed with the Alacer Board matters with respect to valuation, due diligence, legal documentation and other pertinent matters. At each of these meetings, the Alacer Board asked questions of management and advisors and had received and reviewed detailed materials in advance. In addition, at each of these meetings, the Alacer Board met in-camera with only independent directors present to further consider the transaction and related matters.

During the months of March, April and May 2020, Scotia Capital received access to extensive due diligence materials and information in respect of SSR and Alacer in connection with its fairness opinion investigation. CIBC was also provided such information during the months of April and May 2020.

On April 13, 2020, an initial draft of the Arrangement Agreement was circulated by the legal advisors of Alacer to SSR and its legal advisors.

From April 13, 2020 until May 9, 2020, SSR and Alacer’s senior management teams and financial and legal advisors continued to negotiate the terms of the Arrangement Agreement, conduct due diligence and prepare and negotiate the relevant documentation, including the Arrangement Agreement, the Plan of Arrangement and the Voting Agreements. During this period, management of SSR conducted a number of formal and informal discussions with members of the SSR Board and the SSR Special Committee and management of Alacer conducted a number of formal and informal discussions with members of the Alacer Board, in each case providing updates on the status of the proposed business combination and obtaining their views on key transaction terms.

During the period from May 1, 2020 to May 8, 2020, the Alacer Board met three times to receive updates regarding the proposed transaction. At each meeting, the Alacer Board was provided with presentation materials prepared by management and Alacer’s advisors updating them on the status and terms of the proposed transaction, which included financial analyses, updated due diligence materials and summaries of the key terms of the Arrangement Agreement. At each of these meetings, the Alacer Board met in-camera with only independent directors present to discuss the proposed transaction and related matters.

On May 7, 2020, the SSR Special Committee and the SSR Board were provided with presentation materials from SSR management updating them on the status and terms of the proposed transaction, which included an analysis by TD Securities and NBF and updated due diligence materials from SSR’s legal advisors.

After the closing of trading on May 8, 2020, the proposed Exchange Ratio for the zero-premium merger-of-equals transaction was determined by the Parties based on the closing price of each Party’s common shares.

On May 9, 2020, the Alacer Board held a meeting with Alacer management, and legal and financial advisors attending as guests, to consider the draft of the Arrangement Agreement and related transactional matters. Following discussions regarding these matters, Scotia Capital and CIBC each delivered a detailed presentation on the work undertaken and methodology used for the purposes of preparing their respective opinions. The Alacer Board discussed the Arrangement Agreement and related matters and asked questions of Scotia Capital and CIBC regarding their analyses and of Stikeman Elliott LLP regarding the Arrangement Agreement. During the meeting, Scotia Capital provided an oral opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the Alacer Shareholders. During the meeting, CIBC provided an oral opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio was fair, from a financial point of view, to the Alacer Shareholders. At this meeting, the Alacer Board met in-camera with only independent directors present to discuss matters relating to the proposed transaction.

On May 9, 2020, the SSR Special Committee held a meeting, with SSR management, and legal and financial advisors attending as guests and then without such guests in an in-camera session, to consider the draft of the Arrangement Agreement and the execution thereof, including the due diligence completed to date and other relevant matters. At this meeting, the SSR Special Committee received a verbal fairness opinion from TD Securities and a detailed presentation describing the Arrangement, the engagement of TD Securities, pertinent aspects of the parties to the Arrangement and outlining TD Securities’ approach to assessing fairness, analyses performed, and other transaction considerations, as well as the overall scope of review. McCarthy Tétrault LLP also provided an update on key legal terms in the Arrangement Agreement, Voting Agreements and related agreements. The members of the SSR Special Committee were given the opportunity to ask TD Securities and SSR’s legal advisors questions.

Following consideration of a number of factors and relying on financial, legal and other advisors and discussions with management and their review of the TD Fairness Opinion, the SSR Special Committee unanimously recommended the Arrangement to the SSR Board and, in particular, made the following recommendations to the SSR Board:

•	that the SSR Board determine that the Arrangement is in the best interests of SSR;

•	that the SSR Board unanimously recommend that the SSR Shareholders vote in favour of the SSR Share Resolution;

•	that the SSR Board determine that the Arrangement Agreement, and the terms and conditions thereof, and all matters contemplated therein, be approved;

•	that the SSR Board determine that SSR is authorized to enter into the Arrangement Agreement and perform all obligations of SSR thereunder; and

•

that based on the recommendation of SSR’s Corporate Governance and Nominating Committee and subject to the completion of the Arrangement, the SSR Board be reconstituted following the Effective Time, as set out in this Circular.

Later on May 9, 2020, the SSR Board met, with SSR’s management and legal and financial advisors attending as guests, to consider the Arrangement and the Arrangement Agreement and the execution thereof. The members of the SSR Board were given the opportunity to ask NBF and SSR’s legal advisors questions. At this meeting, the SSR Board received a verbal fairness opinion from NBF, which involved a detailed presentation describing the Arrangement, pertinent aspects of the parties to the Arrangement and outlining NBF’s approach to assessing fairness, analyses performed, and other transaction considerations, as well as the overall scope of review. The SSR Board considered a number of factors, including the recommendation of the SSR Special Committee and those factors discussed under the heading “The Arrangement – Reasons for the Arrangement”.

Following discussion, and after consultation with its legal and financial advisors, the SSR Board unanimously resolved, among other matters, that:

•	the Arrangement is in the best interests of SSR;

•	the SSR Board unanimously recommend that SSR Shareholders vote in favour of the SSR Share Resolution;

•	the Arrangement Agreement, and the terms and conditions thereof, and all matters contemplated therein, were approved; and

•	SSR was authorized to enter into the Arrangement Agreement and perform all obligations of SSR thereunder; and

•

based on the recommendation of SSR’s Corporate Governance and Nominating Committee and the Special Committee and subject to the completion of the Arrangement, the SSR Board be reconstituted following the Effective Time, as set out in this Circular.

On May 10, 2020, the Alacer Board held a meeting with Alacer management, and legal and financial advisors attending as guests, to consider the Arrangement Agreement and the execution thereof. The Alacer Board was provided with an update since its last meeting and was given an opportunity to discuss any matters or raise any questions with Alacer’s financial and legal advisors. The independent members of the Alacer Board met in-camera without management and non-independent directors present to consider the proposed transaction. Following discussion, the independent members of the Alacer Board determined that the Arrangement is in the best interests of Alacer and that it was the recommendation of the independent members of the Alacer Board that the Alacer Board approve the entering into of the Arrangement Agreement. Following this in-camera session, the Alacer Board reconvened. Following further discussions, the Alacer Board unanimously resolved, among other matters, that:

•	the Arrangement is in the best interests of Alacer and is fair to Alacer Shareholders;

•	the Arrangement Agreement and the Plan of Arrangement contemplated therein, were approved; and

•	the Alacer Board unanimously recommends that the Alacer Shareholders approve the Arrangement and vote in favour of the Alacer Arrangement Resolution.

In making its determinations, the Alacer Board considered a number of factors, including the factors discussed under the heading “The Arrangement – Reasons for the Arrangement”.

During the course of May 10, 2020, management of SSR and Alacer, along with their respective legal advisors, worked to finalize the Arrangement Agreement, the Plan of Arrangement, and the documents related thereto, following which the Arrangement Agreement and the Voting Agreements were executed and delivered. A joint press release announcing the Arrangement was issued by SSR and Alacer on May 11, 2020.

See “The Arrangement – Background to the Arrangement”.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interest of SSR and Alacer, respectively, and in making their recommendations to SSR Shareholders and Alacer Shareholders, respectively, the SSR Board and Alacer Board considered and relied upon a number of factors, including:

(a)

Creation of a Diversified Gold Producer. The Arrangement is expected to create a leading intermediate gold producer with a diversified portfolio of high quality, long life operating assets across four jurisdictions. Based solely on analyst consensus estimates, the Combined Company would be estimated to produce an average of 780,000 gold-equivalent ounces at ~$900/oz AISC over the next three years.[1]

(b)

Experienced Leadership Team. The Combined Company will be led by board and management with shared track records of creating value through discovery, project development, and operations. The combined skill sets of management would include expertise in open pit and underground mining operations and pressure oxidation, heap leach, and flotation processing operations. The Combined Company will be led by Michael Anglin (current SSR Chairman) as Chairman and Rodney Antal (Current Alacer President and CEO) as President and CEO. The board will have a total of 10 directors as set out elsewhere in this Circular.

(c)

Free Cash Flow Leader. Based solely on analyst consensus estimates, the Combined Company is currently forecasted to generate average annual pro forma free cash flow of ~$450M (2020E-2022E), well ahead of the peer group annual average of $275M (2020E-2022E).[2] [3]

[1]	See “General Information – Cautionary Statement Regarding Forward-Looking Information”.
[2]

This Circular includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including free cash flow. Non-IFRS financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. Each of SSR and Alacer believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate business performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with each company’s consolidated financial statements. For additional information, readers should refer to non-GAAP financial measures disclosure in each company’s recent filings with the Canadian securities regulatory authorities on SEDAR at http://www.sedar.com as well as “Information Concerning SSR – Non-IFRS Measures”, “Information Concerning Alacer – Non-IFRS Measures” and “General Information – Cautionary Statement Regarding Forward-Looking Information”.

[3]

Based on the aggregate of the “street” consolidated consensus estimates of free cash flow over three years (2020 to 2022 inclusive) for Alacer and SSR sourced from Capital IQ as at May 8, 2020. Consensus estimates are intended to provide an “order of magnitude” indication for illustrative and comparison purposes only, and are not intended to be, and should not be treated as, a forecast, estimate or guidance made, adopted, confirmed or endorsed by either of Alacer or SSR or the Combined Company. The following equity research analysts have contributed to the consensus free cash flow figures presented herein: Bank of America Securities, BMO Capital Markets, Canaccord Genuity, CIBC Capital Markets, Cormark Securities Inc., Credit Suisse, Macquarie, National Bank Financial, RBC Capital Markets, Scotiabank, and UBS AG. Free cash flow is defined as operating cash flow less capital expenditures.

(d)

Financial Strength. The Combined Company would be in a strong financial position with a strong balance sheet with consolidated cash and marketable securities, as at March 31, 2020, in excess of $700 million and net cash of more than $200 million to help finance growth and facilitate capital return evaluation.[4]

(e)

Organic Growth Potential. The Combined Company would control high quality mining assets in the United States, Canada, and Turkey, each situated within a significant district scale land package. The Combined Company would have multiple attractive greenfield and brownfield opportunities to which to allocate capital. Shareholders of the Combined Company may benefit from the successful track records of both SSR and Alacer with respect to mineral resource conversion, greenfield and brownfield exploration, and project construction.

(f)	Enhanced Market Presence. The Combined Company would have attractive trading liquidity across multiple global exchanges to drive enhanced capital markets presence and investor relevance.

(g)

An At-Market Share Exchange Ratio. The Exchange Ratio was based on closing market prices for both SSR and Alacer on the TSX on May 8, 2020. This at-market exchange ratio of 0.3246 of an SSR Common Share for every Alacer Common Share is in line with the average market-based exchange from December 8, 2019 to May 8, 2020 of 0.3000, implying an at-market transaction consistent with recent time periods.

(h)

Participation by Both Companies’ Shareholders in the Combined Operations and Growth Projects. Through ownership of SSR Common Shares, both companies’ shareholders will continue to participate in the opportunities associated with the Combined Company’s assets and properties. If the Arrangement is completed, SSR Shareholders will hold approximately 57% and Alacer Shareholders will hold approximately 43% of the issued and outstanding shares of SSR (on a non-diluted basis).

(i)

Voting Agreements. Directors and officers of SSR and Alacer have entered into Voting Agreements with SSR or Alacer, as applicable, pursuant to which, and subject to the terms thereof, they have agreed to vote their SSR Common Shares in favour of the SSR Share Resolution and to vote their Alacer Common Shares in favour of the Alacer Arrangement Resolution, as applicable. See “The Arrangement – Voting Support Agreements”.

[4]

Cash and debt values are as at March 31, 2020; Marketable securities are valued as at May 8, 2020. Includes Alacer consolidated cash, which is a Non-IFRS measure and includes cash and cash equivalents, cash that is restricted and shown as a long-term asset in Alacer’s financial statements and attributable cash held by joint venture partners accounted for using the equity method. For further information, please see the “Non-GAAP Measures” section of Alacer’s most recent MD&A.

(j)

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each Party’s legal counsel.

See “The Arrangement – Information About the Combined Company Following the Arrangement” and Appendix J for further information concerning SSR following completion of the Arrangement.

(b)	SSR

In addition to the factors listed above, the SSR Board also considered and relied upon the following factors in making its recommendation to SSR Shareholders:

(a)

SSR Fairness Opinions. Each of NBF and TD Securities provided its opinion to the SSR Board and the SSR Special Committee, respectively, to the effect that, as of May 9, 2020, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in such opinions, the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR. See “The Arrangement – SSR Fairness Opinions”.

(b)

Review by SSR Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its legal counsel, and in the judgment of the SSR Special Committee relying on financial, legal and other advisors and discussions with management and their review of the fairness opinions provided by NBF and TD Securities, that the Arrangement is in the best interests of SSR.

(c)

Superior Proposals. The Arrangement Agreement allows SSR, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal in respect of SSR that could reasonably be expected to lead to a Superior Proposal. The ability to terminate the Arrangement Agreement in specified circumstances, subject to a “right to match”, to accept a Superior Proposal on payment of the SSR Termination Amount provided further assurance to the SSR Board that SSR would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Covenants – Non-Solicitation”.

(d)

Shareholder Approval. The TSX and Nasdaq requirements that the SSR Share Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the SSR Share Resolution by SSR Shareholders virtually present or represented by proxy at the SSR Meeting.

The SSR Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

(a)

The risks to SSR if the Arrangement is not completed, including the costs to SSR in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the inability to raise new funding.

(b)

The Arrangement Agreement’s restrictions on SSR soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)	The SSR Termination Amount payable to Alacer in certain circumstances, including if SSR enters into an agreement with a third party to acquire SSR that constitutes a Superior Proposal.

(d)	The right of Alacer to terminate the Arrangement Agreement under certain limited circumstances.

(e)	The potential risk of not obtaining requisite approvals to complete the Arrangement, including from the Court, SSR Shareholders or Alacer Shareholders.

(f)	The risk of delay or non-receipt of Key Regulatory Approvals.

The SSR Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

See “The Arrangement – Reasons for the Arrangement – SSR”.

(c)	Alacer

In addition to the factors listed above, the Alacer Board also considered and relied upon the following factors in making its recommendation to Alacer Shareholders:

(a)

Consideration of Alternatives. Over the course of the past two to three years Alacer has considered numerous strategic opportunities including potential business combinations, asset acquisitions and mergers. In this regard, Alacer has entered into multiple confidentiality agreements with third parties in order to examine such potential business combinations, asset acquisitions and mergers but ultimately these transactions did not proceed due to technical, commercial and/or other considerations. With respect to the Arrangement, the Alacer Board carefully considered industry, economic and market conditions and outlooks, including its expectations of the future prospects of Alacer and SSR and Alacer’s experience in exploring other strategic opportunities reasonably available to Alacer. In light of the risks and potential upside associated with Alacer continuing to execute its business and strategic plan as a standalone entity with an operating mine in one jurisdiction, as opposed to the Arrangement, the Alacer Board believes that the Arrangement is in the best interests of Alacer as, among other things, the Combined Company will be better positioned to pursue a growth and value maximizing strategy as a result of the anticipated benefits of combining Alacer and SSR which include the creation of a diversified intermediate gold producer with a portfolio of high quality, long life operating assets across four jurisdictions.

(b)

Alacer Fairness Opinions. Scotia Capital and CIBC respectively provided the Scotia Fairness Opinion and the CIBC Fairness Opinion to the Alacer Board to the effect that, as of May 9, 2020, and subject to the assumptions, limitations and qualifications set out in each respective Alacer Fairness Opinion: (i) in respect of the Scotia Fairness Opinion, the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alacer Shareholders; and (ii) in respect of the CIBC Fairness Opinion, the Exchange Ratio is fair, from a financial point of view, to the Alacer Shareholders. See “The Arrangement – Alacer Fairness Opinions”.

(c)

Review by Alacer Board. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its legal counsel, and in the judgment of the Alacer Board relying on financial, legal and other advisors and discussions with management and their review of the Alacer Fairness Opinions, the Consideration to be received by the Alacer Shareholders and the Exchange

Ratio are fair, from a financial point of view, to the Alacer Shareholders. The Alacer Board is comprised of seven directors, six of whom are independent. The independent directors of Alacer oversaw and participated in the negotiations of the Arrangement Agreement and met in-camera, without management present, at each meeting of the Alacer Board at which the Arrangement was considered.

(d)

Superior Proposals. The Arrangement Agreement allows Alacer, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal in respect of Alacer that could reasonably be expected to lead to a Superior Proposal in respect of Alacer. The ability to terminate the Arrangement Agreement in specified circumstances, subject to a “right to match”, to accept a Superior Proposal on payment of the Alacer Termination Amount provided further assurance to the Alacer Board that Alacer would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Covenants – Non-Solicitation”.

(e)

ASX Listing. Under the Arrangement Agreement, SSR has agreed to apply for, and use commercially reasonable efforts to obtain, approval for the admission of SSR to the ASX official list on a Foreign Exempt Listing basis. As a result, it is expected that, assuming the requisite approvals of the ASX are obtained, holders of Alacer CDIs will receive SSR CDIs as consideration under the Arrangement.

(f)

Tax Deferred Rollover. The exchange of Alacer Common Shares for SSR Common Shares pursuant to the Arrangement will generally be a tax-deferred transaction for Canadian federal income tax purposes for Canadian Holders of Alacer Common Shares who do not elect to report a capital gain or loss on their Canadian federal income tax return in respect of the Arrangement, subject to the assumptions and discussion under the heading “Income Tax Considerations - Certain Canadian Federal Income Tax Considerations’’. The exchange of Alacer Common Shares for SSR Common Shares pursuant to the Arrangement is also intended to qualify for tax-deferred treatment for U.S. federal income tax purposes for certain U.S. Holders of Alacer Common Shares, subject to the assumptions and discussion under the heading ‘’Income Tax Considerations - Certain United States Federal Income Tax Considerations”.

(g)

Shareholder Approval. The requirement that the Alacer Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast at the Alacer Meeting by Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting.

(h)

Court Approval. The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Alacer Shareholders will be considered.

(i)	Availability of Dissent Rights. The availability of Dissent Rights to the Registered Alacer Shareholders with respect to the Arrangement.

The Alacer Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

(a)

The risks to Alacer if the Arrangement is not completed, including the costs to Alacer in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the ability to raise new funding.

(b)

The Arrangement Agreement’s restrictions on Alacer soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)	The Alacer Termination Amount payable to SSR in certain circumstances, including if Alacer enters into an agreement with a third party to acquire Alacer that constitutes a Superior Proposal.

(d)	The conditions to SSR’s obligations to complete the Arrangement, including that holders of no more than 10% of the issued and outstanding Alacer Common Shares shall have exercised Dissent Rights.

(e)	The right of SSR to terminate the Arrangement Agreement under certain limited circumstances.

(f)	The potential risk of not obtaining requisite approvals from the Court, Alacer Shareholders or SSR Shareholders.

(g)	The potential negative effect on Alacer’s relationship with its stakeholders, including partners, customers, suppliers, and employees.

(h)	The risk of delay or non-receipt of Key Regulatory Approvals.

The Alacer Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

See “The Arrangement – Reasons for the Arrangement – Alacer”.

SSR Fairness Opinions

NBF was retained by SSR as its exclusive financial advisor with respect to a possible business combination transaction involving Alacer. The engagement includes providing SSR with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement to SSR.

On May 9, 2020, NBF orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR. The full text of the NBF Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the NBF Fairness Opinion, is attached as Appendix D to this Circular. The summary of the NBF Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to its engagement letter with NBF, SSR has agreed to pay NBF fees for its services as financial advisor, including a fixed fee for the NBF Fairness Opinion (which is not contingent on the substance of or the conclusions reached in the NBF Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. SSR has also agreed to reimburse NBF for its reasonable expenses incurred in connection with its services and to indemnify NBF against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the NBF Fairness Opinion.

On May 9, 2020, TD Securities, financial advisor to the SSR Special Committee, orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR. The full text of the TD Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Fairness Opinion, is attached as Appendix D to this Circular. The summary of the TD Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to its engagement letter with TD Securities, SSR has agreed to pay TD Securities a financial advisory fee and a fixed opinion fee for the TD Fairness Opinion which are not contingent on the substance of or the conclusions reached in the TD Fairness Opinion or the completion of the Arrangement. SSR has also agreed to reimburse TD Securities for its reasonable expenses incurred in connection with its services and to indemnify TD Securities against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the TD Fairness Opinion.

The SSR Fairness Opinions are not recommendations to any SSR Shareholder as to how to vote or act on any matter relating to the Arrangement. The SSR Fairness Opinions do not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to SSR or in which SSR might engage or as to the underlying business decision of SSR to proceeds with or effect the Arrangement. The SSR Fairness Opinions are only one factor that was taken into consideration by the SSR Board in making its determination to recommend that the SSR Shareholders vote in favour of the SSR Resolutions. See “The Arrangement – Reasons for the Arrangement – SSR”.

The SSR Board urges SSR Shareholders to review the SSR Fairness Opinions carefully and in their entirety.

See “The Arrangement – SSR Fairness Opinions” and Appendix D of this Circular.

Alacer Fairness Opinions

Alacer’s Financial Advisors were retained by Alacer to provide opinions as to the fairness, from a financial point of view, of (i) in the case of Scotia Capital, the Consideration to be received by Alacer Shareholders and (ii) in the case of CIBC, the Exchange Ratio to Alacer Shareholders, pursuant to the Arrangement Agreement.

On May 9, 2020, each of Scotia Capital and CIBC verbally delivered their respective opinion, subsequently confirmed in writing, that as at the date thereof and subject to the assumptions, limitations and qualifications contained therein: (i) in respect of the Scotia Fairness Opinion, the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alacer Shareholders; and (ii) in respect of the CIBC Fairness Opinion, the Exchange Ratio is fair, from a financial point of view, to the Alacer Shareholders. The full text of each of the Scotia Fairness Opinion and the CIBC Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotia Fairness Opinion and CIBC Fairness Opinion, respectively, is attached as Appendix E to this Circular. The summaries of the Scotia Fairness Opinion and CIBC Fairness Opinion in this Circular are qualified in their entirety by reference to the full text contained therein.

Pursuant to its engagement letter with Scotia Capital, Alacer has agreed to pay Scotia Capital fees for its services as financial advisor, including a fixed opinion fee for the Scotia Fairness Opinion (which is not contingent on the substance of or the conclusions reached in the Scotia Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. Alacer has also agreed to reimburse Scotia Capital for its reasonable expenses incurred in connection with its services and to indemnity Scotia Capital against certain liabilities that might arise out of its engagement.

The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the Scotia Fairness Opinion.

Pursuant to its engagement letter with CIBC, Alacer has agreed to pay CIBC a retainer fee and fixed opinion fee for the CIBC Fairness Opinion each of which is not contingent on the substance of or the conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement. Alacer has also agreed to reimburse CIBC for its reasonable expenses incurred in connection with its services and to indemnify CIBC against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the CIBC Fairness Opinion.

The Alacer Fairness Opinions are not recommendations to any Alacer Shareholder as to how to vote or act on any matter relating to the Arrangement. The Alacer Fairness Opinions are only one factor that was taken into consideration by the Alacer Board in making its decision to recommend that the Alacer Shareholders vote in favour of the Alacer Arrangement Resolution. See “The Arrangement – Reasons for the Arrangement – Alacer”.

The Alacer Board urges Alacer Shareholders to review the Alacer Fairness Opinions carefully and in their entirety.

See “The Arrangement – Alacer Fairness Opinions” and Appendix E.

Voting Support Agreements

Alacer has entered into SSR Voting Agreements with officers and directors of SSR, pursuant to which the SSR Supporting Shareholders have agreed, subject to the terms and conditions of the SSR Voting Agreements, to vote their SSR Common Shares in favour of the SSR Share Resolution to approve the issuance of SSR Common Shares in connection with the Arrangement. As at the SSR Record Date, the SSR Supporting Shareholders collectively beneficially owned or exercised control or direction over 228,355 SSR Common Shares, representing approximately 0.19% of the outstanding SSR Common Shares.

SSR has entered into Alacer Voting Agreements with officers and directors of Alacer, pursuant to which the Alacer Supporting Shareholders have agreed, subject to the terms and conditions of the Alacer Voting Agreements, to vote their Alacer Common Shares in favour of the Alacer Arrangement Resolution to approve the Arrangement. As at the Alacer Record Date, the Alacer Supporting Shareholders collectively beneficially owned or exercised control or direction over 3,086,178 Alacer Common Shares representing approximately 1.05% of the outstanding Alacer Common Shares.

See “The Arrangement – Voting Support Agreements”.

SSR Special Committee

The SSR Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between SSR and Alacer and consider other available strategic alternatives in conjunction with management and SSR’s professional advisors and make recommendations to the SSR Board with respect to any such proposed transactions.

After careful consideration, including a thorough review of the Arrangement Agreement, the TD Fairness Opinion, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of SSR and in consultation with its legal advisors, the SSR Special Committee unanimously recommended to the SSR Board that the SSR Board determine that the Arrangement is in the best interest of SSR, the transactions contemplated by the Arrangement Agreement be approved and the SSR Board unanimously recommend that the SSR Shareholders approve the Arrangement and vote in favour of the resolution approving the Arrangement.

See “The Arrangement – SSR Special Committee” and “The Arrangement – Reasons for the Arrangement – SSR”.

Recommendation of the SSR Board

After careful consideration, including a thorough review of the Arrangement Agreement, the NBF Fairness Opinion, as well as a thorough review of other matters, including those discussed in this Circular, the SSR Board has unanimously determined that the Arrangement is in the best interest of SSR and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the SSR Board has unanimously approved the Arrangement and unanimously recommends that the SSR Shareholders vote FOR the SSR Resolutions.

See “The Arrangement – Recommendation of the SSR Board” and “The Arrangement – Reasons for the Arrangement – SSR”.

Recommendation of the Alacer Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Alacer Fairness Opinions, as well as a thorough review of other matters, including those discussed in this Circular, the Alacer Board unanimously determined that the Arrangement is in the best interests of Alacer, that the Exchange Ratio and the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement are fair, from a financial point of view, to the Alacer Shareholders and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Alacer Board has unanimously approved the Arrangement and unanimously recommends that the Alacer Shareholders vote FOR the Alacer Arrangement Resolution.

See “The Arrangement – Recommendation of the Alacer Board” and “The Arrangement – Reasons for the Arrangement – Alacer”.

Description of the Arrangement

The purpose of the Arrangement is to effect the combination of the businesses of SSR and Alacer. Pursuant to the Arrangement Agreement, SSR and Alacer have agreed to complete the Arrangement pursuant to which, among other things, SSR will acquire all of the issued and outstanding Alacer Common Shares (other than shares held by an Alacer Dissenting Shareholder, which will be repurchased for cancellation by Alacer). Upon completion of the Arrangement, Alacer will be a wholly-owned Subsidiary of SSR.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the third quarter of 2020. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

1.

each Alacer Common Share held by an Alacer Dissenting Shareholder shall be deemed to be irrevocably transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Alacer for the consideration contemplated in Article 4 of the Plan of Arrangement, and: (i) the name of such Alacer Dissenting Shareholder shall be removed from the central securities register as a holder of Alacer Common Shares and such Alacer Common Shares shall be cancelled and cease to be outstanding; and (ii) such Alacer Dissenting Shareholder will cease to have any rights as an Alacer Shareholder other than the right to be paid the fair value for their Alacer Common Shares as set out in Article 4 of the Plan of Arrangement;

2.

each Alacer Common Share (other than an Alacer Common Share held by an Alacer Dissenting Shareholder) shall be deemed to be transferred to SSR, and, in consideration therefor, SSR shall issue the Consideration for each Alacer Common Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement;

3.

each Alacer RSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer RSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer RSU Plan, the terms of the Alacer RSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer RSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

4.

concurrently with the events described in (3), above, each Alacer PSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer PSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer PSU Plan, the terms of the Alacer PSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer PSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places; and

5.

concurrently with the events described in (3) and (4), above, each Alacer DSU shall, without any further action on the part of any holder of Alacer DSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer DSU Plans, the terms of the Alacer DSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer DSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places.

No fractional SSR Common Shares will be issued to Alacer Shareholders. The number of SSR Common Shares to be issued to Alacer Shareholders will be rounded down to the nearest whole SSR Common Share in the event that an Alacer Shareholder is entitled to a fractional share representing less than a whole SSR Common Share. In lieu of any such fractional SSR Common Share, a person otherwise entitled to a fractional SSR Common Share shall receive a cash payment determined by reference to the volume weighted average trading price of SSR Common Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

See the “Plan of Arrangement” attached as Appendix C for additional information.

SSR Shareholder Approval

At the SSR Meeting, pursuant to the requirements of the TSX and Nasdaq, SSR Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the SSR Share Resolution authorizing the issuance of SSR Common Shares issued or issuable in connection with the Arrangement, the full text of which is set out in Appendix A. In order to become effective, the SSR Share Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the SSR Share Resolution by SSR Shareholders virtually present or represented by proxy at the SSR Meeting.

See “The Arrangement – Shareholder Approval – SSR Shareholder Approval”.

Alacer Shareholder Approval

At the Alacer Meeting, Alacer Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Alacer Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Alacer Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Alacer Arrangement Resolution by Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting.

See “The Arrangement – Shareholder Approval – Alacer Shareholder Approval”.

Court Approval

The YBCA requires that the Court approve the Arrangement.

On June 2, 2020, Alacer obtained the Interim Order providing for the calling and holding of the Alacer Meeting and other procedural matters and filed the Notice of Application for Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application for Final Order are attached as Appendix F and Appendix G, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Whitehorse time), on July 15, 2020, via conference call, toll free number 1-855-950-3716, guest passcode 592187, or as soon thereafter as counsel for Alacer may be heard at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon, Y1A 5H6, subject to the Alacer Shareholder Approval and the SSR Shareholder Approval. At the hearing, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, each Alacer Shareholder, Alacer CDI Holder, as well as holders of the Alacer DSUs, Alacer RSUs and Alacer PSUs, directors of Alacer, the auditor of Alacer and other interested persons with leave of the Court, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving Alacer, as applicable, at the addresses set out below, on or before 10:00 a.m. (Whitehorse Time) on July 13, 2020, a Response to Petition (“Response”), including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Alacer at the following address: c/o Austring Fairman & Fekete, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 (Attention: Lorne Austring).

The Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Consideration Shares and Consideration CDIs issuable to Alacer Shareholders and Alacer CDI Holders in exchange for their Alacer Common Shares and Alacer CDIs, respectively, pursuant to the Arrangement. The Court has been informed of this effect of the Final Order.

The Notice of Application for Final Order is attached as Appendix G. See “The Arrangement – Court Approval”.

Key Regulatory Approvals

It is a condition to the completion of the Arrangement that each of the Key Regulatory Approvals will have been received by the Parties, including the Turkey Competition Clearance, the Investment Canada Act Approval and the ASIC Relief or Requirements.

Stock Exchange Regulatory Matters

It is a condition to the completion of the Arrangement that the TSX will have conditionally approved the listing of the SSR Common Shares to be issued pursuant to the Arrangement and that Nasdaq will have completed its review of the listing of such SSR Common Shares.

If the Foreign Exempt Listing Application is approved, and SSR is listed as a Foreign Exempt Listing on ASX, and approval is given for the issue of the Consideration CDIs for quotation, Alacer CDI Holders will be issued SSR CDIs pursuant to the Arrangement. However, approval of the Foreign Exempt Listing Application is not a condition to the completion of the Arrangement.

Procedure for Exchange of Alacer Common Shares for SSR Common Shares

For each Registered Alacer Shareholder, accompanying this Circular is an Alacer Letter of Transmittal.

In order for a Registered Alacer Shareholder to receive the Consideration for each Alacer Common Share held by such Registered Alacer Shareholder, such Registered Alacer Shareholder must deposit the certificate(s) or direct registration statements (“DRS Statements”) representing his, her or its Alacer Common Shares with AST. The Alacer Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Alacer Letter of Transmittal or as reasonably requested by AST, must accompany all certificates or DRS Statements for Alacer Common Shares deposited for payment pursuant to the Arrangement.

Any Non-Registered Alacer Shareholder whose Alacer Common Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Alacer Common Shares and should follow the instructions of such nominee in order to deposit such Alacer Common Shares with AST.

See “The Arrangement – Procedure for Exchange of Alacer Common Shares for SSR Common Shares”.

Procedure for Exchange of Alacer CDIs for SSR CDIs

Alacer CDI Holders are entitled to participate in the Plan of Arrangement. If the Alacer Arrangement Resolution is approved and implemented, holders of Alacer CDIs (other than Alacer Dissenting Shareholders) will receive SSR CDIs at the Effective Time (subject to the Foreign Exempt Listing being approved by ASX) or SSR Common Shares as consideration regardless of whether or not the Alacer CDI Holder provided an instruction to vote for or against the Arrangement.

At the Effective Time, Alacer CDI Holders will cease to own Alacer CDIs and unless they are Alacer Dissenting Shareholders will receive 0.3246 SSR CDIs for each Alacer CDI held subject to the Foreign Exempt Listing being approved by ASX. Within approximately five business days of the Effective Date, Alacer CDI Holders will receive an issuer sponsored or CHESS statement (depending on which sub-register their securities are held on) outlining the number of SSR CDIs they hold. See “The Arrangement – Information About the Combined Company Following the Arrangement – Description of Securities” for information as to the key features of SSR CDIs and how they may be exchanged for SSR Common Shares.

If the Foreign Exempt Listing is not approved, Alacer CDI Holders will cease to own Alacer CDIs and will receive 0.3246 SSR Common Shares for each Alacer CDI held.

Alacer CDI Holder Instructions, Notifications and Elections

To the extent permitted by Law, all instructions, notifications or elections by each Alacer CDI Holder to Alacer binding or deemed binding between the Alacer CDI Holder and Alacer relating to Alacer or its securities, including instructions, notifications or elections relating to:

•	whether distributions or dividends are to be paid by cheque or into a specific account; and

•	notices or other communications from Alacer (including by email),

will be deemed from the Effective Date (except to the extent determined otherwise by SSR in its sole discretion) to be made by the Alacer CDI Holder to SSR and to be a binding instruction, notification or election to, and accepted by, SSR in respect of any SSR CDIs provided to that Alacer CDI Holder until and unless that instruction, notification or election is revoked or amended with the SSR CDI Registry in Australia.

See “The Arrangement – Procedure for Exchange of Alacer CDIs for SSR CDIs”.

Dissent Rights with Respect to the Arrangement

Registered Alacer Shareholders have Dissent Rights with respect to the Arrangement. Any Registered Alacer Shareholders who dissent from the Alacer Arrangement Resolution in accordance with section 193 of the YBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled to be paid by Alacer the fair value of the Alacer Common Shares held by such Alacer Shareholders determined as of the close of business on the Business Day immediately preceding the date on which the Alacer Arrangement Resolution is adopted. The Dissent Rights with respect to the Arrangement must be strictly complied with in order for Registered Alacer Shareholders to receive the fair value of Alacer Common Shares held.

To exercise the Dissent Rights with respect to the Alacer Arrangement Resolution, a written notice of objection to the Alacer Arrangement Resolution must be received by Alacer c/o Austring Fairman & Fekete, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 (Attention: Lorne Austring) by 5:00 p.m. (Vancouver time) on July 8, 2020, or two business days prior to any adjournment of the Alacer Meeting.

See “The Arrangement – Dissent Rights under the Arrangement”.

Summary of Income Tax Considerations

Alacer Shareholders should consult their own tax advisors about the applicable federal, provincial, state and local tax consequences in each relevant jurisdiction (including without limitation Canada, the United States and/or Australia) of the Arrangement and the ownership and disposition of SSR Common Shares or SSR CDIs acquired pursuant to the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”, for a summary of certain material United States income tax consequences of the Arrangement, see “Income Tax Considerations – Certain United States Federal Income Tax Considerations” and for a summary of certain material Australian income tax consequences of the Arrangement for Australian Holders, see “Income Tax Considerations – Certain Australian Income Tax Considerations”. Such summary is not intended to be legal or tax advice to any particular Alacer Shareholder.

Information About the Combined Company Following the Arrangement

Corporate Structure

On completion of the Arrangement, the Combined Company will continue to be a corporation existing under the BCBCA and the Former Alacer Shareholders (other than Alacer Dissenting Shareholders) will be shareholders of the Combined Company. After the Effective Date, Alacer, and its Subsidiaries, will be wholly owned Subsidiaries of the Combined Company.

The Combined Company will have two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia. Subsidiaries of the Combined Company will also have offices at its various mine sites. The articles of the Combined Company will be the current articles of SSR.

Following completion of the Arrangement, the Combined Company will have the following corporate structure:

Notes:

(1)	Intertrade Metals Corp. is the General Partner and SSR Mining is the Limited Partner.
(2)	Formerly known as Claude Resources Inc.
(3)	Lidya Mining holds the remaining 50% of the entity.
(4)	Lidya Mining holds 18.5% of this entity and Banka Kombetare Tregtare SHA, a bank wholly-owned by Çalik Holdings A. Ş., holds the remaining 1.5%.

Description of the Business

The Combined Company will be a North American-based resource company focused on precious metals production from its global portfolio of four operating mines including an 80% interest in the Çöpler Mine in Turkey, a 100% interest in the Marigold mine in Nevada, U.S., a 100% interest in the Seabee Gold Operation in Saskatchewan, Canada, and a 100% interest in the Puna Operations in Jujuy, Argentina.

Description of Securities

As of June 1, 2020, there were 123,320,657 SSR Common Shares issued and outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement an additional 95,699,873 SSR Common Shares will be issued upon the exchange of the Alacer Common Shares. All SSR Common Shares rank equally as to voting rights, participation in a distribution of SSR’s assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of SSR Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of SSR Shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each SSR Common Share carries with it the right to one vote. In the event of the Combined Company’s liquidation, dissolution or winding-up or other distribution of the Combined Company’s assets, the holders of SSR Common Share will be entitled to receive, on a pro rata basis, all of the assets remaining after the Combined Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Combined Company’s board of directors.

As of June 1, 2020, there were 3,617,013 Alacer RSUs outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement, 1,174,082 SSR Common Shares may be issuable in settlement of the Alacer RSUs.

Directors and Officers of the Combined Company

It is anticipated that following the completion of the Arrangement, the Combined Company’s board of directors will be composed of 10 directors. The following individuals will become directors of the Combined Company:

•	Michael Anglin (current Chairman and director of SSR)

•	Rodney Antal (current President & Chief Executive Officer and director of Alacer)

•	Thomas Bates, Jr. (current director of Alacer)

•	Brian Booth (current director of SSR)

•	Edward Dowling Jr. (current Chairman and director of Alacer)

•	Simon Fish (current director of SSR)

•	Alan Krusi (current director of Alacer)

•	Beverlee Park (current director of SSR)

•	Kay Priestly (current director of Alacer)

•	Elizabeth Wademan (current director of SSR)

In addition, the following individuals will become officers of the Combined Company:

•	Rodney Antal – President & Chief Executive Officer (current President & Chief Executive Officer and director of Alacer)

•	Stewart Beckman – EVP, Chief Operating Officer (current Chief Operating Officer of Alacer)

•	Adrian Dirassar – EVP, Chief Legal Officer and Corporate Secretary (current VP, Legal, General Counsel and Corporate Secretary of SSR)

•	F. Edward Farid – EVP, Chief Corporate Development Officer (current SVP, Business Development and Investor Relations of Alacer)

•	Gregory Martin – EVP, Chief Financial Officer (current SVP, Chief Financial Officer of SSR)

•	Michael Sparks – EVP, Chief Administrative Officer (current Chief Legal Officer and Secretary of Alacer)

Risk Factors

SSR Shareholders who vote in favour of the SSR Share Resolution and Alacer Shareholders who vote in favour of the Alacer Arrangement Resolution will be voting in favour of combining the businesses of SSR and Alacer, and, in the case of Alacer Shareholders, to invest in SSR Common Shares and in the case of SSR Shareholders, to combine with the business of Alacer. There are certain risk factors associated with the Arrangement and the Arrangement should be carefully considered by SSR Shareholders and Alacer Shareholders, as applicable, including the fact that the Arrangement may not be completed if, among other things, the SSR Share Resolution is not approved at the SSR Meeting, the Alacer Arrangement

Resolution is not approved at the Alacer Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive.

See “Risk Factors”.

SSR SHAREHOLDERS – QUESTIONS AND ANSWERS

This Circular is furnished in connection with the solicitation by or on behalf of management of SSR of proxies to be used at the SSR Meeting of SSR Shareholders, to be held at 9:00 a.m. (Vancouver time) on July 10, 2020 via live audio webcast at https://web.lumiagm.com/210935442 for the purposes indicated in the SSR Notice of Meeting. Capitalized terms used but not otherwise defined in this ‘‘SSR Shareholders – Questions and Answers’’ section have the meanings ascribed thereto under ‘‘Glossary of Terms’’ in this Circular.

It is expected that solicitation will be primarily by mail and electronic means, but proxies may also be solicited by newspaper publication, or by telephone, or oral communication by directors, officers, employees or agents of SSR. SSR has also retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent and has agreed, with Alacer, to pay Kingsdale Advisors a strategic advisory and proxy solicitation management fee of C$100,000, a contingent success fee, as well as certain other service fees and disbursements to assist it in connection with communication with SSR Shareholders. SSR Shareholders who have questions about the information in this Circular or need assistance with voting may contact Kingsdale Advisors by telephone at 1-888-518-1557 (toll-free in North America) or 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

Custodians and fiduciaries will be supplied with proxy materials to forward to Non-Registered SSR Shareholders and normal handling charges will be paid for such forwarding services. The SSR Record Date to determine the SSR Shareholders entitled to receive notice of and vote at the SSR Meeting is June 1, 2020. Only SSR Shareholders whose names have been entered in the register of SSR Shareholders on the close of business on the SSR Record Date will be entitled to receive notice of and to vote at the SSR Meeting.

Your vote is very important and you are encouraged to exercise your vote using any of the voting methods described below. Your completed form of proxy must be received by Computershare by no later than 9:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays and holidays) before the SSR Meeting or any adjournment or postponement of the SSR Meeting. Notwithstanding the foregoing, the Chair of the SSR Meeting has discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chair of the SSR Meeting at his or her discretion, without notice.

The following are questions that you as an SSR Shareholder may have regarding the proposed Arrangement under section 195 of the YBCA involving SSR, Alacer and the Alacer Shareholders, to be considered at the SSR Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q.	What is the proposed transaction?

A.

The purpose of the Arrangement is to effect the combination of the businesses of SSR and Alacer. Pursuant to the Arrangement Agreement, SSR and Alacer have agreed to complete the Arrangement pursuant to which, among other things, SSR will acquire all of the issued and outstanding Alacer Common Shares (other than Alacer Common Shares held by an Alacer Dissenting Shareholder, which will be repurchased for cancellation by Alacer). Upon completion of the Arrangement, Alacer will be a wholly-owned Subsidiary of SSR.

Q.	Has the SSR Board unanimously approved the Arrangement?

A.

After careful consideration, including a thorough review of the Arrangement Agreement, the SSR Fairness Opinions, as well as a thorough review of other matters, including those discussed in this Circular and upon the recommendation of the SSR Special Committee, the SSR Board has unanimously determined that the Arrangement is in the best interest of SSR and has approved the transactions contemplated by the Arrangement Agreement.

Q.	Does the SSR Board recommend that I vote FOR the SSR Resolutions?

A.	Yes, the SSR Board has unanimously approved the Arrangement and unanimously recommends that the SSR Shareholders vote FOR the SSR Share Resolution and FOR the SSR Board Resolution.

Q.	Who has agreed to support the Arrangement?

A.

Alacer has entered into SSR Voting Agreements with officers and directors of SSR, pursuant to which the SSR Supporting Shareholders have agreed, subject to the terms and conditions of the SSR Voting Agreements, to vote their SSR Common Shares in favour of the SSR Share Resolution to approve the issuance of SSR Common Shares in connection with the Arrangement. As at the SSR Record Date, the SSR Supporting Shareholders collectively beneficially owned or exercised control or direction over 228,355 SSR Common Shares, representing approximately 0.19% of the outstanding SSR Common Shares.

Q.	What percentage of the outstanding Combined Company will SSR Shareholders and Alacer Shareholders own, respectively, following completion of the Arrangement?

A.

Based on the number of SSR Common Shares and the number of Alacer Common Shares outstanding on the date hereof (on a non-diluted basis), SSR estimates that, upon such completion, former SSR Shareholders will own approximately 57% of the issued and outstanding SSR Common Shares and Former Alacer Shareholders will own approximately 43% of the issued and outstanding SSR Common Shares (on a non-diluted basis).

Q.	If the Arrangement is completed, how many SSR Shares will be issued to Former Alacer Shareholders at the Effective Time in connection with the Arrangement?

A.

The SSR Share Resolution approves the issuance of up to 96,873,955 SSR Common Shares to Alacer Shareholders (including Alacer RSU Participants) pursuant to the Plan of Arrangement, which represents 79% of the number of SSR Common Shares issued and outstanding as of June 1, 2020. No SSR Common Shares will be issued, or are issuable, to Alacer PSU Participants or the holders of the Alacer DSUs in connection with the Arrangement. See “Information Concerning Alacer – Description of Capital Structure – Share Incentive Plans”.

The TSX will generally not require further SSR Shareholder approval for the issuance of up to an additional 24,218,489 SSR Common Shares, such number being 25% of the number of SSR Common Shares approved for issuance pursuant to the SSR Share Resolution.

Q.	What is required for the Arrangement to become effective?

A.

The obligations of SSR and Alacer to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to a number of conditions, including, among others, approval of the Alacer Arrangement Resolution by the required vote of Alacer Common Shares at the Alacer Meeting, approval of the SSR Share Resolution by the required vote of SSR Shareholders at the SSR Meeting, approval of the Court, conditional approval of the listing of the SSR Common Shares to be issued in connection with the Arrangement on the TSX and Nasdaq will have completed its review of the listing of such SSR Common Shares, as well as obtaining various regulatory approvals.

In order to become effective, the SSR Share Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the SSR Share Resolution by SSR Shareholders virtually present or represented by proxy at the SSR Meeting.

Q.	When do you expect the Arrangement to be completed?

A.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the third quarter of 2020.

Q.	How will I know when all required approvals have been obtained?

A.	SSR and Alacer intend to issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived.

Q.	What will be the relationship between SSR and Alacer after the Arrangement?

A.	Following completion of the Arrangement, Alacer will be a wholly-owned Subsidiary of SSR.

Q.	Where will the corporate offices of the Combined Company be after consummation of the Arrangement?

A.	Following consummation of the Arrangement, the Combined Company will have two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia.

Questions Relating to the SSR Meeting

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a holder of SSR Common Shares as of the close of business on June 1, 2020, the SSR Record Date. Each holder of SSR Common Shares as of the SSR Record Date is entitled to one vote per SSR Common Share held on all matters to come before the SSR Meeting.

Q.	What am I voting on?

A.	If you are a holder of SSR Common Shares, you are voting to:

1)

approve the issuance of SSR Common Shares in connection with a plan of arrangement pursuant to section 195 of the YBCA involving SSR, Alacer and the shareholders of Alacer, pursuant to the requirements of the TSX and Nasdaq; and

2)	to set the number of directors at ten, conditional on the completion of the Arrangement.

Q.	What if amendments are made to these matters or if other business matters are brought before the SSR Meeting?

A.	If you attend the SSR Meeting online, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the persons named in the proxy form will have discretionary authority to vote on amendments or variations to the business matters identified in the SSR Notice of Meeting, and on other matters that may properly come before the SSR

Meeting. As of the date of this Circular, SSR’s management is not aware of any amendments, variations or additional matters to come before the SSR Meeting.

Q.	Am I a registered shareholder?

A.	You are a registered shareholder if your SSR Common Shares are registered in your name. Your SSR Common Shares are represented by a share certificate or direct registration statement.

A list of registered SSR Shareholders is available on request after June 1, 2020, by contacting the Corporate Secretary of SSR at 604-484-8212 or toll free at 1-888-338-0046.

Q.	Am I a beneficial shareholder (also commonly referred to as a non-registered shareholder)?

A.

You are a beneficial shareholder if your SSR Common Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Your SSR Common Shares are not represented by a share certificate but are recorded on an electronic system.

Q.	How do I vote if I am a registered shareholder?

A.	The two ways you can vote your SSR Common Shares if you are a registered shareholder are:

1)	by proxy either over the internet, by telephone, fax, mail, or personal delivery; or

2)	by voting online at the SSR Meeting (which is being held virtually).

SSR Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the SSR Meeting online at https://web.lumiagm.com/210935442. Such persons may then enter the SSR Meeting by clicking “I have a login” and entering a Username and Password before the start of the SSR Meeting.

•

SSR Registered Shareholders: The control number located on the form of proxy or in the email notification that you received is the Username. The Password to the SSR Meeting is “ssr2020” (case sensitive). If, as a registered shareholder, you are using your control number to log-in to the SSR Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the SSR Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the SSR Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the SSR Meeting online.

•	Duly appointed proxy holders: Computershare will provide the proxy holder with a Username by email after the voting deadline has passed. The Password to the SSR Meeting is “ssr2020” (case sensitive).

See “General Proxy Matters of SSR” in this Circular.

Q.	How do I vote if I am a beneficial shareholder?

A.	If you are a beneficial shareholder, you will have received voting instructions from your nominee.

Q.	If I am a beneficial shareholder, can I vote at the meeting?

A.

Yes. To vote virtually at the SSR Meeting, print your own name (or the name of the person that you want to attend and vote on your behalf) in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you (or another person that you want to attend and vote on your behalf) as a proxyholder. To register a proxyholder, you MUST visit http://www.computershare.com/ssrmining by 9:00 a.m. (Vancouver time) on July 8, 2020 and provide Computershare with the required proxy holder contact information, so that Computershare may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the SSR Meeting.

If you do not appoint yourself (or another person that you want to attend and vote on your behalf) as a proxyholder and comply with all of the requirements set out in this Circular relating to that appointment and registration, you will be able to attend the SSR Meeting as a guest but will not be able to vote or ask questions at the SSR Meeting.

Q.	How do I vote if I am both a registered shareholder and a beneficial shareholder?

A.	Should you hold some shares as a registered shareholder and others as a beneficial shareholder, you will have to use both voting methods described above.

Q.	Who is soliciting my proxy?

A.	The management of SSR is soliciting your proxy.

SSR solicits proxies primarily by mail. SSR employees or agents might also use telephone or other forms of contact. In addition, SSR has engaged Kingsdale Advisors to act as its strategic shareholder advisor and proxy solicitation agent with respect to the matters to be considered at the SSR Meeting. SSR bears all costs of solicitation. SSR Shareholders who have questions about the information in this Circular or need assistance with voting may contact Kingsdale Advisors by telephone at 1-888-518-1557 (toll-free in North America) or 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

Q.	Who votes my SSR Common Shares and how will they be voted if I return a proxy form?

A.

By properly completing and returning a proxy form, you are authorizing the persons named in that form to attend the SSR Meeting and to vote your SSR Common Shares. You can use the applicable enclosed proxy form, or any other proper proxy form, to appoint your proxyholder.

The SSR Common Shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your SSR Common Shares as they see fit. Unless you provide contrary instructions, SSR Common Shares represented by proxies that management receives will be voted FOR the SSR Share Resolution and FOR the SSR Board Resolution.

Q.	Can I appoint someone other than those named in the enclosed proxy forms to vote my SSR Common Shares?

A.

Yes, you have the right to appoint another person of your choice. They do not need to be an SSR Shareholder to attend and act on your behalf at the SSR Meeting. To appoint someone who is not named in the enclosed proxy forms, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose. You must also register the third party proxy holder by visiting http://www.computershare.com/ssrmining by 9:00 a.m. (Vancouver time) on July 8, 2020 and provide Computershare with the required proxy holder contact information, so that Computershare may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the SSR Meeting.

NOTE: It is important for you to ensure that any other person you appoint will attend the SSR Meeting, that this person is registered in advance as described above, and that this person knows you have appointed them for your vote to count.

Q.	What if my SSR Common Shares are registered in more than one name or in the name of a company?

A.

If your SSR Common Shares are registered in more than one name, all registered persons must sign the proxy form. If your SSR Common Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the proxy form for that company or name. For any questions about the proper supporting documents, contact Computershare before submitting your proxy form.

Q.	Can I revoke a proxy or voting instruction?

A.	Yes. If you are a registered shareholder and have returned a proxy form, you may revoke it by:

1)

completing and signing another proxy form with a later date and delivering it to Computershare before 9:00 a.m. (Vancouver time) at least two days (excluding Saturdays, Sundays and holidays) before the SSR Meeting or any adjournment or postponement of the SSR Meeting;

2)	delivering an instrument in writing revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

a.	Computershare at any time up to and including the last Business Day preceding the day of the SSR Meeting or any adjournment or postponement thereof; or

b.	the Chairman of the SSR Meeting prior to the commencement of the SSR Meeting on the day of the SSR Meeting or any adjournment or postponement thereof; or

3)	in any other manner permitted by law.

If, as a registered shareholder, you are using your control number to log-in to the SSR Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the SSR Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the SSR Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the SSR Meeting online.

If you are a non-registered shareholder, contact your nominee.

See “General Proxy Matters of SSR”.

Q.	How many SSR Common Shares are entitled to be voted?

A.

As of the SSR Record Date, there were 123,320,657 SSR Common Shares outstanding. Each holder of SSR Common Shares as of the SSR Record Date is entitled to one vote per SSR Common Share held on all matters to come before the SSR Meeting.

To the knowledge of the directors and officers of SSR, as at the SSR Record Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares in aggregate entitled to more than 10% of the votes which may be cast at the meeting except as follows: Van Eck Associates Corporation (14,962,561 (12.13%)).

Q.	Are Alacer Shareholders required to approve the Arrangement?

A.

Yes. Completion of the proposed Arrangement is also conditional upon approval by Alacer Shareholders of the Alacer Arrangement Resolution at the Alacer Meeting which is scheduled to be held on July 10, 2020.

Q.	What if I have other questions?

A.

If you have any questions regarding the SSR Meeting, please contact Computershare at 1-800-564-6253 (toll free in Canada and the United States) between the hours of 8:30 a.m. and 8:00 p.m. (Toronto time) or 514-982-7555 (international direct dial) or the strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America) or 416-867-2272 (for collect calls outside of North America) or by email at contactus@kingsdaleadvisors.com.

ALACER SHAREHOLDERS – QUESTIONS AND ANSWERS

This Circular is furnished in connection with the solicitation by or on behalf of management of Alacer of proxies to be used at the Alacer Meeting of Alacer Shareholders, to be held at 12:00 p.m. (Denver time) on July 10, 2020 via live audio webcast at https://web.lumiagm.com/112585242 for the purposes indicated in the Alacer Notice of Meeting. Capitalized terms used but not otherwise defined in this ‘‘Alacer Shareholders – Questions and Answers’’ section have the meanings ascribed thereto under ‘‘Glossary of Terms’’ in this Circular.

It is expected that solicitation will be primarily by mail and electronic means, but proxies may also be solicited by newspaper publication, or by telephone, or oral communication by directors, officers, employees or agents of Alacer. Alacer has also retained Kingsdale Advisors as its strategic shareholder advisor and proxy solicitation agent and has agreed, with SSR, to pay Kingsdale Advisors a strategic advisory and proxy solicitation management fee of C$100,000, a contingent success fee, as well as certain other service fees and disbursements to assist it in connection with communication with Alacer Shareholders. Alacer Shareholders who have questions about the information in this Circular or need assistance with voting may contact Kingsdale Advisors by telephone at 1-888-518-1557 (toll-free in North America), or 1-800-155-612 (toll-free in Australia), or Call Collect at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Custodians and fiduciaries will be supplied with proxy materials to forward to Non-Registered Shareholders and normal handling charges will be paid for such forwarding services. The Alacer Record Date to determine the Alacer Shareholders entitled to receive notice of and vote at the Alacer Meeting is June 1, 2020. Only Alacer Shareholders whose names have been entered in the register of Alacer Shareholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Alacer Meeting.

Your vote is very important and you are encouraged to exercise your vote using any of the voting methods described below. Your completed form of proxy must be received by AST by no later than 12:00 p.m. (Denver time) two days (excluding Saturdays, Sundays and holidays) before the Alacer Meeting or any adjournment or postponement of the Alacer Meeting. Notwithstanding the foregoing, the Chair of the Alacer Meeting has discretion to accept proxies received after such deadline and the time limit for deposit of proxies may be waived or extended by the Chair of the Alacer Meeting at his or her discretion, without notice.

The following are questions that you as an Alacer Shareholder may have regarding the proposed Arrangement under section 195 of the YBCA involving SSR, Alacer and the Alacer Shareholders, to be considered at the Alacer Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q.	What is the proposed transaction?

A.

The purpose of the Arrangement is to effect the combination of the businesses of SSR and Alacer. Pursuant to the Arrangement Agreement, SSR and Alacer have agreed to complete the Arrangement pursuant to which, among other things, SSR will acquire all of the issued and outstanding Alacer Common Shares (other than Alacer Common Shares held by an Alacer Dissenting Shareholder, which will be repurchased for cancellation by Alacer). Upon completion of the Arrangement, Alacer will be a wholly-owned Subsidiary of SSR.

Q.	Has the Alacer Board unanimously approved the Arrangement?

A.

After careful consideration, including a thorough review of the Arrangement Agreement, the Alacer Fairness Opinions, as well as a thorough review of other matters, including those discussed in this Circular, the Alacer Board has unanimously determined that the Arrangement is in the best interests of Alacer, that the Exchange Ratio and the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement are fair, from a financial point of view, to the Alacer Shareholders and has approved the transactions contemplated by the Arrangement Agreement.

Q.	Does the Alacer Board recommend that I vote FOR the Alacer Arrangement Resolution?

A.	Yes, the Alacer Board has unanimously approved the Arrangement and unanimously recommends that the Alacer Shareholders vote FOR the Alacer Arrangement Resolution.

Q.	Who has agreed to support the Arrangement?

A.

SSR has entered into Alacer Voting Agreements with officers and directors of Alacer, pursuant to which the Alacer Supporting Shareholders have agreed, subject to the terms and conditions of the Alacer Voting Agreements, to vote their Alacer Common Shares in favour of the Alacer Arrangement Resolution to approve the Arrangement. The Alacer Supporting Shareholders collectively beneficially own or exercise control or direction over 3,086,178 Alacer Common Shares representing approximately 1.05% of the outstanding Alacer Common Shares.

Q.	What percentage of the outstanding Combined Company will SSR Shareholders and Alacer Shareholders own, respectively, following completion of the Arrangement?

A.

Based on the number of SSR Common Shares and the number of Alacer Common Shares outstanding on the date hereof (on a non-diluted basis), Alacer estimates that, upon such completion, former SSR Shareholders will own approximately 57% of the issued and outstanding SSR Common Shares and Former Alacer Shareholders will own approximately 43% of the issued and outstanding SSR Common Shares (on a non-diluted basis).

Q.	What is required for the Arrangement to become effective?

A.

The obligations of SSR and Alacer to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to a number of conditions, including, among others, approval of the Alacer Arrangement Resolution by the required vote of Alacer Common Shares at the Alacer Meeting, approval of the SSR Share Resolution by the required vote of SSR Shareholders at the SSR Meeting, approval of the Court, conditional approval of the listing of the SSR Common Shares to be issued in connection with the Arrangement on the TSX and Nasdaq will have completed its review of the listing of such SSR Common Shares, as well as obtaining various regulatory approvals.

In order to become effective, the Alacer Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Alacer Arrangement Resolution by Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting

Q.	When do you expect the Arrangement to be completed?

A.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the third quarter of 2020.

Q.	How will I know when all required approvals have been obtained?

A.	SSR and Alacer intend to issue a press release once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived.

Q.	What will be the relationship between SSR and Alacer after the Arrangement?

A.	Following completion of the Arrangement, Alacer will be a wholly-owned Subsidiary of SSR.

Q.	What exchanges will SSR trade on?

A.	SSR Common Shares will be listed on the TSX and Nasdaq. See question and answer below for information relating to SSR’s listing on the ASX.

Q.	Will SSR trade on the ASX?

A.

It is anticipated that, subject to listing approval being granted by the ASX, listing of the SSR CDIs on the ASX will occur on a foreign exempt basis at or shortly after completion of the Arrangement. However, if the Foreign Exempt Listing Application is not granted by completion, the relevant SSR Common Shares will still be listed on the TSX and Nasdaq. In that event, SSR will continue to explore an ASX Foreign Exempt Listing.

Q.	Where will the corporate offices of the Combined Company be after consummation of the Arrangement?

A.	Following consummation of the Arrangement, the Combined Company will have two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia.

Q.	What are the Canadian federal income tax consequences of the Arrangement to the Alacer Shareholders?

A.

Generally, a Canadian Holder will not realize a capital gain (or a capital loss) upon the exchange of Alacer Common Shares for SSR Common Shares under the Arrangement. However, such Canadian Holders may choose to recognize a capital gain (or a capital loss) in respect of the exchange of Alacer Common Shares for SSR Common Shares by including such capital gain (or capital loss) in computing his, her or its income for a taxation year in which the exchange occurs.

Non-Canadian Holders who exchange Alacer Common Shares for SSR Common Shares pursuant to the Arrangement will generally not be subject to tax under the Tax Act in respect of such exchange.

For a summary of certain material Canadian federal income tax consequences of the Arrangement, Alacer Shareholders should review the discussion under “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”. Such discussion is not intended to be legal or tax advice and Alacer Shareholders are urged to consult their tax advisors regarding the tax consequences of the Arrangement.

Q.	What are the United States federal income tax consequences of the Arrangement to the Alacer Shareholders?

A.

The exchange of Alacer Common Shares for SSR Common Shares is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, although there can be no assurance that it will so qualify. Accordingly, subject to the discussion under “Income Tax Considerations – Certain United States Federal Income Tax Considerations” regarding the application of the PFIC rules to the Arrangement, a U.S. Holder of Alacer Common Shares should not recognize any gain or loss on the exchange of its shares for SSR Common Shares, other than with respect to cash received in lieu of fractional shares.

However, if such exchange fails to qualify as such a reorganization, the exchange would be a fully taxable transaction for U.S. Holders. Subject to the rules for PFICs, any gain recognized on the exchange generally would be taxed as capital gain if the U.S. Holder held the Alacer Common Shares exchanged as capital assets, and as long-term capital gain if the U.S. Holder held such Alacer Common Shares for more than one year.

A Non-U.S. Holder of Alacer Common Shares will generally not be subject to tax under the U.S. Tax Code in respect of the Arrangement.

For a summary of certain material United States federal income tax consequences of the Arrangement, Alacer Shareholders should review the discussion under “Income Tax Considerations – Certain United States Federal Income Tax Considerations”. Such discussion is not intended to be legal or tax advice and Alacer Shareholders are urged to consult their tax advisors regarding the tax consequences of the Arrangement.

Q.	What are the Australian income tax consequences of the Arrangement to the Alacer Shareholders who are Australian Holders?

A.

The disposal of Alacer Common Shares or Alacer CDI Holders to SSR pursuant to the Arrangement will result in a “CGT event” happening for Australian Holders for Australian income tax purposes. Australian Holders will prima facie derive a “capital gain” for Australian income tax purposes as a result of that CGT event to the extent that the market value of the “capital proceeds” for that disposal (i.e. the SSR Common Shares and/or SSR CDIs received) exceed the “cost base” of their Alacer Common Shares or Alacer CDIs for Australian income tax purposes. Australian Holders who make such a “capital gain” for Australian income tax purposes on the disposal of their Alacer Common Shares and/or Alacer CDIs pursuant to the Arrangement are intended to be eligible to choose to obtain a “roll-over” under Subdivision 124-M of the Income Tax Assessment Act 1997 (Cth) and disregard such “capital gain” for Australian income tax purposes (although there can be no assurance that “capital gain” will qualify for a such “roll-over”).

For a summary of certain material Australian income tax consequences of the Arrangement for Australian Holders, such Australian Holders should review the discussion under “Income Tax Considerations – Certain Australian Income Tax Considerations”. Such discussion is not intended to be legal or tax advice and Alacer Shareholders are urged to consult their tax advisors regarding the Australian tax consequences of the Arrangement.

Questions Relating to the Alacer Meeting

Q.	Am I entitled to vote?

A.

You are entitled to vote if you were a holder of Alacer Common Shares or Alacer CDIs as of the close of business on June 1, 2020, the Alacer Record Date. Each holder of Alacer Common Shares as at the Alacer Record Date is entitled to one vote per Alacer Common Share held on all matters to come before the Alacer Meeting.

Q.	What am I voting on?

A.

If you are a holder of Alacer Common Shares (including Alacer CDIs), you are voting to approve a plan of arrangement pursuant to section 195 of the YBCA involving SSR, Alacer and the Alacer Shareholders. The full text of the Alacer Arrangement Resolution is set forth in Appendix B to this Circular.

Q.	What if amendments are made to these matters or if other business matters are brought before the Alacer Meeting?

A.	If you virtually attend the Alacer Meeting, you may vote on the business matters as you choose.

If you have completed and returned a proxy form, the persons named in the proxy form will have discretionary authority to vote on amendments or variations to the business matters identified in the Alacer Notice of Meeting, and on other matters that may properly come before the Alacer Meeting. As of the date of this Circular, Alacer’s management is not aware of any amendments, variations or additional matters to come before the Alacer Meeting.

Q.	Am I a registered shareholder?

A.	You are a registered shareholder if you hold any Alacer Common Shares in your own name. Your Alacer Common Shares are represented by a share certificate or a DRS Statement.

You can inspect a list of registered Alacer Shareholders on request after June 1, 2020, by contacting AST at 1-800-387-0825 (within North America) or 1-416-682-3860 (outside North America).

Q.	Am I a beneficial shareholder (also commonly referred to as a non-registered shareholder)?

A.

You are a beneficial shareholder if your Alacer Common Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Your Alacer Common Shares are not represented by a share certificate but are recorded on an electronic system.

Q.	How do I vote if I am a registered shareholder?

A.	The two ways you can vote your Alacer Common Shares if you are a registered shareholder are:

1)	by proxy either over the internet, by telephone, fax, mail, or personal delivery; or

2)	by voting online at the Alacer Meeting (which is being held virtually).

Alacer Registered Shareholders and duly appointed proxy holders will be able to attend, participate and vote at the Alacer Meeting online at https://web.lumiagm.com/112585242. Such persons may then enter the Alacer Meeting by clicking “I have a login” and entering a Username and Password before the start of the Alacer Meeting.

•

Alacer Registered Shareholders: The control number located on the form of proxy or in the email notification that you received is the Username. The Password to the Alacer Meeting is “alacer2020” (case sensitive). If, as a registered shareholder, you are using your control number to log-in to the Alacer Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Alacer Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Alacer Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Alacer Meeting online.

•

Duly appointed proxy holders: You must contact AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside North America) by July 8, 2020 at 12:00 p.m. (Denver time) to register your proxyholder and provide AST with the required contact information so that AST may provide the proxyholder with a Control Number via email. The Password to the Alacer Meeting is “alacer2020” (case sensitive).

See “General Proxy Matters of Alacer” in this Circular.

Q.	How do I vote if I am a beneficial shareholder?

A.	If you are a beneficial shareholder, you will have received voting instructions from your nominee.

Q.	How do I vote if I am an Alacer CDI Holder?

A.

Alacer CDI Holders hold Alacer CDIs, or units of beneficial ownership of the underlying Alacer Common Shares, which are registered in the name of CDN. As the holders of CDIs are not the legal owners of the underlying Alacer Common Shares, CDN is entitled to vote at the Alacer Meeting at the instruction of the holders of the Alacer CDIs.

As a result, Alacer CDI Holders can expect to receive a VIF, together with the Alacer Meeting Materials from Link Market Services Limited in Australia. These VIFs are to be completed and returned to Link Market Services Limited in Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of Alacer CDIs.

Q.	If I am a beneficial shareholder, can I vote at the meeting?

A.

Yes. To vote virtually at the Alacer Meeting, print your own name in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. The proxyholder will need to contact AST at 1-866-751-6315 or 1-212-235-5754, from Monday to Friday between 8:30 a.m. and 6:30 p.m. (Toronto time), no later than 12:00 p.m. (noon) (Denver time) on July 8, 2020, so that AST may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Alacer Meeting.

If you do not appoint yourself (or another person that you want to attend and vote on your behalf) as a proxyholder and comply with all of the requirements set out in this Circular relating to that appointment and registration, you will be able to attend the Alacer Meeting as a guest but will not be able to vote or ask questions at the Alacer Meeting.

Q.	How do I vote if I am both a registered shareholder and a beneficial shareholder?

A.	Should you hold some Alacer Common Shares as a registered shareholder and others as a beneficial shareholder, you will have to use both voting methods described above.

Q.	Who is soliciting my proxy?

A.	The management of Alacer is soliciting your proxy.

Alacer solicits proxies primarily by mail. Alacer employees or agents might also use telephone or other forms of contact. In addition, Alacer has engaged Kingsdale Advisors to act as its strategic shareholder advisor and proxy solicitation agent with respect to the matters to be considered at the Alacer Meeting. Alacer bears all costs of solicitation. Alacer Shareholders who have questions about the information in this Circular or need assistance with voting may contact Kingsdale Advisors by telephone at 1-888-518-1557 (toll-free in North America), or 1-800-155-612 (toll-free in Australia), or Call Collect at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Q.	Who votes my Alacer Common Shares and how will they be voted if I return a proxy form?

A.

By properly completing and returning a proxy form, you are authorizing the persons named in that form to attend the Alacer Meeting and to vote your Alacer Common Shares. You can use the applicable enclosed proxy form, or any other proper proxy form, to appoint your proxyholder.

The Alacer Common Shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your Alacer Common Shares as they see fit. Unless you provide contrary instructions, Alacer Common Shares represented by proxies that management receives will be voted FOR the Alacer Arrangement Resolution.

Q.	Can I appoint someone other than those named in the enclosed proxy forms to vote my Alacer Common Shares?

A.

Yes, you have the right to appoint another person of your choice. They do not need to be an Alacer Shareholder to attend and act on your behalf at the Alacer Meeting. To appoint someone who is not named in the enclosed proxy forms, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose. You must also register the third party proxyholder by contacting AST at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) by 12:00 p.m. (noon) (Denver time) on July 8, 2020 and provide AST with the required proxyholder contact information, so that AST may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Alacer Meeting.

NOTE: It is important for you to ensure that any other person you appoint will attend the Alacer Meeting, that this person is registered in advance as described above, and that this person knows you have appointed them for your vote to count.

Q.	What if my Alacer Common Shares are registered in more than one name or in the name of a company?

A.

If your Alacer Common Shares are registered in more than one name, all registered persons must sign the proxy form. If your Alacer Common Shares are registered in a company’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the proxy form for that company or name. For any questions about the proper supporting documents, contact AST at the address specified in the last question and answer in this section before submitting your proxy form.

Q.	Can I revoke a proxy or voting instruction?

A.	Yes. If you are a registered shareholder and have returned a proxy form, you may revoke it by:

1)

completing and signing another proxy form with a later date and delivering it to AST before 12:00 p.m. (Denver time) at least two days (excluding Saturdays, Sundays and holidays) before the Alacer Meeting or any adjournment or postponement of the Alacer Meeting;

2)	delivering an instrument in writing revoking the original proxy or voting instruction, signed by you or your authorized representative, to:

a.	AST at any time up to and including the last Business Day preceding the day of the Alacer Meeting or any adjournment or postponement thereof; or

b.	the Chairman of the Alacer Meeting prior to the commencement of the Alacer Meeting on the day of the Alacer Meeting or any adjournment or postponement thereof; or

3)	in any other manner permitted by law.

If, as a registered shareholder, you are using your control number to log-in to the Alacer Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies for the Alacer Meeting and will be provided the opportunity to vote by online ballot on the matters put forth at the Alacer Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Alacer Meeting online.

If you are a non-registered shareholder, contact your nominee.

Q.	How many Alacer Common Shares are entitled to be voted?

A.

As of the Alacer Record Date, there were 294,824,008 Alacer Common Shares outstanding. Each holder of Alacer Common Shares as at the Alacer Record Date is entitled to one vote per Alacer Common Share held on all matters to come before the Alacer Meeting.

To the knowledge of the directors and officers of Alacer, as at the Alacer Record Date, 2020 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares in aggregate entitled to more than 10% of the votes which may be cast at the meeting except as follows: Blackrock, Inc. 39,257,175, (13.45%).

Q.	How many SSR Common Shares (or SSR CDIs) will I get?

A.	If you are a holder of Alacer Common Shares or Alacer CDIs, you will receive 0.3246 SSR Common Shares for each Alacer Common Share held and 0.3246 SSR CDIs for each Alacer CDI held.

Q.	What is the difference between SSR CDIs and SSR Shares?

A.

CDIs are an instrument through which shares of foreign companies can be traded on ASX. Each SSR CDI will represent a beneficial interest in one SSR Common Share and will have rights that are economically equivalent to the rights attaching to an SSR Common Share. SSR CDIs will be quoted and traded on ASX in Australian dollars – they will not be quoted and traded on TSX. SSR Common Shares are fully paid common shares in the capital of SSR ranking equally in all respects with all other SSR Common Shares on issue. SSR Common Shares will be listed and traded on TSX in Canadian dollars – they will not be quoted and traded on ASX. A holder of SSR CDIs will not be a registered SSR shareholder. Instead, SSR Common Shares represented by SSR CDIs will be held by CDN, a subsidiary of ASX. An SSR CDI holder can direct CDN to vote, in accordance with the CDI holder’s directions, the SSR Shares represented by its SSR CDIs (or appoint the CDI holder or another person to do so). SSR CDIs will be able to be exchanged for SSR Common Shares at any time and vice versa.

Q.	How do I receive certificates representing SSR Common Shares in exchange for my Alacer Common Share certificates?

A.

Registered holders of Alacer Common Shares will be provided with a letter of transmittal that must be completed and sent with the certificate(s) representing your Alacer Common Shares to AST, the depositary for the Arrangement, at the office set forth in such letter of transmittal. If you are a beneficial holder of Alacer Common Shares, contact your nominee for further instructions.

Q.	Should I send my Alacer Common Share certificate(s) to the Depositary now?

A.

You are not required to send your certificate(s) representing Alacer Common Shares to validly cast your vote in respect of the Alacer Arrangement Resolution. However, you must send your share certificate(s), in addition to a properly completed, signed and dated letter of transmittal and such additional documents and instruments as SSR, Alacer or the Depositary may reasonably require, in order to receive consideration for your Alacer Common Shares. We encourage all registered shareholders to complete, sign, date and return the enclosed letter of transmittal, together with your share certificate(s), at least two Business Days prior to the Effective Date, which will assist SSR in arranging for the prompt payment in respect of your Alacer Common Shares if the Arrangement is completed.

Q.	Are SSR Shareholders required to approve the Arrangement?

A.

Yes. Completion of the proposed Arrangement is also conditional upon approval by the holders of SSR Common Shares of the SSR Share Resolution at the SSR Meeting which is scheduled to be held on July 10, 2020.

Q.	Do I have dissent rights?

A.

Only registered Alacer Shareholders have the right to dissent. Registered Alacer Shareholders who wish to exercise their right to dissent must deliver a notice of dissent to Alacer c/o Austring Fairman & Fekete, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 (Attention: Lorne Austring) by 5:00 p.m. (Vancouver time) on July 8, 2020, and such notice of dissent must strictly comply with the requirements of section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. A Non-Registered Alacer Shareholder who wishes that dissent rights be exercised in respect of its Alacer Common Shares should immediately contact the intermediary with whom the non-registered shareholder deals.

Q.	What if I have other questions?

A.

If you have any questions regarding the Alacer Meeting, please contact AST at inquiries@astfinancial.com or the strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America), or 1-800-155-612 (toll-free in Australia), or Call Collect at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

INFORMATION CONCERNING SSR

Notice to Reader

The following information provided by SSR is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of SSR. This information has been provided by SSR and is the sole responsibility of SSR. Alacer does not assume any responsibility for the accuracy or completeness of such information. See the heading “Information Concerning Alacer” of this Circular for business, financial and share capital information relating to Alacer.

Unless the context indicates otherwise, capitalized terms which are used in this “Information Concerning SSR” section and not otherwise defined in this section have the meanings given to such terms under the heading “Glossary of Terms” in this Circular.

Forward-Looking Statements

Certain statements contained in this “Information Concerning SSR”, and in the documents incorporated by reference into this “Information Concerning SSR”, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements relate to future events or SSR’s future performance. See “Cautionary Statement Regarding Forward-Looking Information” in this Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, and under the section entitled “Information Concerning SSR – Risk Factors” and the SSR AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the SSR documents incorporated herein by reference may be obtained on request without charge by contacting the Corporate Secretary of SSR at 604-484-8212 or toll free at 1-888-338-0046. In addition, copies of the SSR documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The following documents of SSR are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of this Circular:

(a)	annual information form for the year ended December 31, 2019, dated March 18, 2020 (the “SSR AIF”);

(b)	audited consolidated annual financial statements for the year ended December 31, 2019 and 2018 (the “SSR Annual Financial Statements”);

(c)	unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 (the “SSR Interim Financial Statements”);

(d)	management’s discussion and analysis for the year ended December 31, 2019 (the “SSR Annual MD&A”);

(e)	management’s discussion and analysis for the three months ended March 31, 2020 (the “SSR Interim MD&A”);

(f)	management information circular dated March 18, 2020 relating to the annual general meeting of SSR Shareholders held on May 14, 2020;

(g)	material change report dated March 26, 2019;

(h)	material change report dated February 19, 2020; and

(i)	material change report dated May 19, 2020.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by SSR with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular (including this “Information Concerning SSR” section).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Non-IFRS Measures

In certain documents incorporated by reference into this “Information Concerning SSR” section, there are references to certain non-IFRS financial measures, including the terms cash costs, cash costs per payable ounce sold, all-in sustaining costs (“AISC”), AISC per payable ounce sold, average realized gold price, working capital, sustaining and non-sustaining capital expenditures and total debt. These non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Readers are cautioned not to consider these non-IFRS financial measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the SSR AIF, the SSR Annual MD&A and the SSR Interim MD&A, each of which is incorporated herein by reference.

Overview

SSR is a Canadian-based resource company focused on the exploration, development, operation and acquisition of precious metal resource properties located in the Americas. SSR has three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR’s focus is on safe, profitable gold and silver production from its Marigold mine in Nevada, U.S., its Seabee Gold Operation in Saskatchewan, Canada, and its Puna Operations in Jujuy, Argentina.

SSR’s head office and registered and records office is located at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4.

SSR is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, and the SSR Common Shares trade on the TSX and Nasdaq under the trading symbol “SSRM”. It is anticipated that, after completion of the Arrangement, the Combined Company will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and will continue to trade on the TSX and Nasdaq under the trading symbol “SSRM”. Under the Arrangement Agreement, SSR has agreed to apply for, and use commercially reasonable efforts to obtain, approval for the admission of SSR to the ASX official list on a Foreign Exempt Listing basis.

Further details concerning SSR, including information with respect to SSR’s assets, operations and history, are provided in the SSR AIF. Readers are encouraged to thoroughly review this document as it contains important information about SSR.

SSR was incorporated as a company in British Columbia, Canada, on December 11, 1946 under the name “Silver Standard Mines, Limited (NPL)” and changed its name to “Silver Standard Mines Limited” on July 18, 1979. SSR changed its name to “Consolidated Silver Standard Mines Limited” and consolidated its common shares on a 1-for-5 basis on August 9, 1984. SSR changed its name to “Silver Standard Resources Inc.” on April 9, 1990. On May 12, 2005, SSR’s shareholders adopted new articles as required by the BCBCA, under which SSR is incorporated, and authorized an increase in its authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value. On May 4, 2017, SSR’s shareholders approved a name change to “SSR Mining Inc.”, and the name change became effective on August 1, 2017.

Corporate Structure

The following is a diagram of the intercorporate relationships among SSR and certain of SSR’s subsidiaries that hold operating mining properties, including their respective jurisdiction of incorporation. All of SSR’s material subsidiaries noted below are wholly-owned.

Notes:

(1)	Intertrade Metals Corp. is the General Partner and SSR Mining is the Limited Partner.
(2)	Formerly known as Claude Resources Inc.

Following completion of the Arrangement, SSR will continue to be a corporation existing under the BCBCA and Alacer will be a direct wholly-owned subsidiary of SSR.

Information Concerning SSR Following Completion of the Arrangement

As a result of the Arrangement, Alacer will become a direct wholly-owned Subsidiary of SSR and Alacer Shareholders (other than Alacer Dissenting Shareholders) will become SSR Shareholders. The Combined Company will have an asset portfolio of four operating mines. See “The Arrangement – Information About the Combined Company Following the Arrangement”.

Given that Alacer has a significant number of Australian Shareholders, an application has been made to ASX to have SSR listed as a Foreign Exempt Listing on ASX, and for approval to quote SSR CDIs, upon completion of the Arrangement (“Foreign Exempt Listing Application”). It is anticipated that, subject to listing approval being granted by ASX, listing on ASX will occur on a foreign exempt basis at or shortly after completion of the Arrangement. However, if the Foreign Exempt Listing Application is not granted by completion, the relevant SSR Common Shares will still be listed on the TSX and Nasdaq. In that event, SSR will continue to explore an ASX Foreign Exempt Listing.

As part of the Foreign Exempt Listing Application, SSR will register as a foreign company under the Australian Corporations Act and appoint an Australian agent.

If the Foreign Exempt Listing Application is approved, Alacer CDI Holders will receive SSR CDIs. If the Foreign Exempt Listing Application is not approved, then appropriate arrangements will be made with CDN so that Alacer CDI Holders receive SSR Common Shares tradeable on the TSX and Nasdaq.

On a pro forma basis, before transaction costs related to the Arrangement, as at March 31, 2020, SSR had, after giving effect to the completion of the Arrangement, approximately US$579 million, less transaction costs, in cash. See “Information Concerning SSR – Consolidated Capitalization of SSR”, as well as the unaudited pro forma consolidated financial information and the accompanying notes thereto attached as Appendix J of this Circular.

Following the Arrangement, the Combined Company will benefit from an experienced board of directors led by Rodney P. Antal as President & Chief Executive Officer and Michael Anglin as Chairman, and will include Brian Booth, Simon A. Fish, Beverlee F. Park, Elizabeth A. Wademan, Edward C. Dowling, Jr., Thomas R. Bates, Jr., Kay Priestly and Alan P. Krusi. See “Information About the Combined Company Following the Arrangement – Directors and Officers of the Combined Company”.

The Arrangement

On May 10, 2020, SSR entered into the Arrangement Agreement with Alacer, pursuant to which SSR proposes to acquire all of the issued and outstanding Alacer Common Shares (other than Alacer Common Shares held by an Alacer Dissenting Shareholder, which will be repurchased for cancellation by Alacer) by way of a plan of arrangement under the YBCA. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “The Arrangement Agreement” in this Circular. Also see Appendix C to this Circular.

Description of Capital Structure

SSR’s authorized share capital consists of an unlimited number of common shares, without par value, of which 123,320,657 SSR common Shares were issued and outstanding as at the SSR Record Date. In addition, as at the SSR Record Date, an aggregate of up to 2,015,838 SSR Common Shares were issuable upon the exercise of SSR Options at exercise prices ranging from C$5.83 to C$29.09, an aggregate of up to 427,052 SSR Common Shares were issuable upon the settlement of SSR RSUs and an aggregate of up to 803,450 SSR Common Shares were issuable upon the settlement of SSR PSUs.

In 2019, SSR issued $230.0 million aggregate principal amount of the SSR 2019 Convertible Notes, which bear interest at 2.50% payable semi-annually in arrears on April 1 and October 1 of each year and are convertible by holders into SSR Common Shares, based on an initial conversion rate of 54.1082 SSR Common Shares per $1,000 principal amount of SSR 2019 Convertible Notes, at any time up to and including the second business day immediately preceding April 1, 2039, subject to earlier redemption or purchase.

Common Shares

All SSR Common Shares rank equally as to voting rights, participation in a distribution of SSR’s assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of SSR Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of SSR Shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each SSR Common Share carries with it the right to one vote.

In the event of SSR’s liquidation, dissolution or winding-up or other distribution of SSR’s assets, the holders of SSR Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after SSR has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the SSR Board. See “Dividends” in the SSR AIF for further details.

Any alteration of the rights attached to SSR Common Shares must be approved by at least two-thirds of the SSR Common Shares voted at a meeting of SSR Shareholders.

In March 2012, SSR adopted a shareholder rights plan (the “Rights Plan”), which was reconfirmed by SSR Shareholders at SSR’s annual and special meeting of shareholders in 2015. In light of changes to take-over bid rules under Canadian securities Laws, SSR Shareholders approved an amended and restated Rights Plan (the “Amended and Restated Rights Plan”) at SSR’s annual and special meeting of shareholders in 2018. The Amended and Restated Rights Plan has successive three-year terms and will expire at the close of SSR’s annual meeting of shareholders in 2021, unless it is reconfirmed by shareholders at such meeting or otherwise terminated in accordance with its terms prior to that time.

The Amended and Restated Rights Plan is similar to shareholder rights plans adopted by other Canadian public companies and was not adopted in response to, or in anticipation of, any known take-over bid. The Amended and Restated Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a permitted bid, which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the SSR Board. If a take-over bid fails to meet these minimum standards, the Amended and Restated Rights Plan provides that holders of SSR Common Shares, other than the acquirer, will be able to purchase additional SSR Common Shares at a significant discount to market, thus exposing the acquirer to substantial dilution of its holdings. A copy of the Amended and Restated Rights Plan is available under SSR’s profile on the SEDAR website at www.sedar.com.

The Arrangement

The purpose of the Arrangement is to effect the combination of the businesses of SSR and Alacer.

The Arrangement will result in the acquisition by SSR of all of the issued and outstanding Alacer Common Shares (other than Alacer Common Shares held by an Alacer Dissenting Shareholder, which will be repurchased for cancellation by Alacer) for the Consideration, being 0.3246 of an SSR Common Share for each Alacer Common Share. As a result of the Arrangement, Alacer will become a wholly-owned Subsidiary of SSR.

As of December 31, 2019, 123,084,234 SSR Common Shares were issued and outstanding. As at the SSR Record Date, there were 123,320,657 SSR Common Shares and 294,824,008 Alacer Common Shares issued and outstanding. Alacer Shareholders will own approximately 43% of the post-Arrangement SSR Common Shares on an undiluted basis (assuming no additional SSR Common Shares are issued by SSR prior to the Effective Date on conversion or in settlement of SSR Options, SSR RSUs, SSR PSUs, or SSR 2019 Convertible Notes, no Alacer Common Shares are issued by Alacer prior to the Effective Date in settlement of Alacer RSUs and no Dissent Rights are exercised in respect of the Alacer Arrangement Resolution). The Arrangement will be implemented by way of a court-approved Plan of Arrangement under the YBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order.

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C of this Circular.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the third quarter of 2020. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

1.

each Alacer Common Share held by an Alacer Dissenting Shareholder shall be deemed to be irrevocably transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Alacer for the consideration contemplated in Article 4 of the Plan of Arrangement, and: (i) the name of such Alacer Dissenting Shareholder shall be removed from the central securities register as a holder of Alacer Common Shares and such Alacer Common Shares shall be cancelled and cease to be outstanding; and (ii) such Alacer Dissenting Shareholder will cease to have any rights as an Alacer Shareholder other than the right to be paid the fair value for their Alacer Common Shares as set out in Article 4 of the Plan of Arrangement;

2.

each Alacer Common Share (other than an Alacer Common Share held by an Alacer Dissenting Shareholder) shall be deemed to be transferred to SSR, and, in consideration therefor, SSR shall issue the Consideration for each Alacer Common Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement;

3.

each Alacer RSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer RSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer RSU Plan, the terms of the Alacer RSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer RSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

4.

concurrently with the events described in (3), above, each Alacer PSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer PSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer PSU Plan, the terms of the Alacer PSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer PSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places; and

5.

concurrently with the events described in (3) and (4), above, each Alacer DSU shall, without any further action on the part of any holder of Alacer DSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer DSU Plans, the terms of the Alacer DSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer DSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places.

No fractional SSR Common Shares will be issued to Alacer Shareholders. The number of SSR Common Shares to be issued to Alacer Shareholders will be rounded down to the nearest whole SSR Common Share in the event that an Alacer Shareholder is entitled to a fractional share representing less than a whole SSR Common Share. In lieu of any such fractional SSR Common Share, a person otherwise entitled to a fractional SSR Common Share shall receive a cash payment determined by reference to the volume weighted average trading price of SSR Common Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

To the knowledge of the directors and executive officers of SSR, following the completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Combined Company carrying 10% or more of the voting rights attached to any class of voting securities of the Combined Company except as follows: Van Eck Associates Corporation (23,963,363 (10.9%)).

For additional information, see the “The Arrangement” in this Circular, as well as the Plan of Arrangement and the Interim Order attached as Appendix C and Appendix F, respectively, to the Circular.

Consolidated Capitalization of SSR

The following table sets forth SSR’s unaudited consolidated capitalization as at March 31, 2020, the date of SSR’s most recent financial statements, and after giving effect to the Arrangement. The table should be read in conjunction with the SSR Interim Financial Statements and Alacer Interim Financial Statements, the SSR Annual Financial Statements, Alacer Annual Financial Statements, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular. See also the unaudited pro forma consolidated financial statements of SSR following completion of the Arrangement set forth in Appendix J to this Circular.

	SSR as at March 31, 2020 (US$’000s)	Pro-forma as at March 31, 2020 after Giving Effect to the Arrangement (US$’000s)
Share Capital	1,085,747	2,818,906
Other Reserves	2,158	2,158
Equity Component of Convertible Notes	106,425	106,425
Deficit	52,023	70,623

Total Equity	1,137,991	3,174,649

Prior Sales

SSR has not sold or issued any SSR Common Shares or securities convertible into SSR Common Shares during the 12-month period prior to the date of this Circular other than as follows:

Date	Security	Price per Security (C$)	Number of Securities
July 1, 2019	SSR DSUs	$17.96	19,881
October 1, 2019	SSR DSUs	$20.23	17,650
January 1, 2020	SSR DSUs	$24.20	16,575
January 1, 2020	SSR PSUs	$21.83	109,650

Date	Security	Price per Security (C$)	Number of Securities
January 1, 2020	SSR Options	$24.99	323,200
May 27, 2020	SSR DSUs	$29.09	13,789
May 27, 2020	SSR Options	$29.09	122,490
May 27, 2020	SSR RSUs	$29.09	132,690

Market for Securities

The SSR Common Shares are currently listed and traded on the TSX under the symbol “SSRM”. The SSR Common Shares also trade on Nasdaq in the United States under the symbol “SSRM”.

The following tables set forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the SSR Common Shares on the TSX, and the SSR Common Shares on Nasdaq.

SSR Common Shares traded on the TSX:

	High (C$)	Low (C$)	Close (C$)	TSX Volume
June 2020 (to June 1)	$27.89	$26.50	$27.83	549,119
May 2020	$31.29	$22.51	$26.48	13,889,792
April 2020	$25.36	$15.72	$24.39	9,652,785
March 2020	$23.51	$12.12	$16.05	17,141,985
February 2020	$25.57	$20.24	$21.00	7,104,571
January 2020	$25.33	$22.48	$24.24	5,696,410
December 2019	$25.27	$20.56	$24.99	6,092,947
November 2019	$20.85	$17.77	$20.66	5,065,202
October 2019	$20.95	$18.27	$19.48	5,207,160
September 2019	$23.09	$18.38	$19.21	8,090,207
August 2019	$23.42	$19.70	$21.87	7,494,108
July 2019	$22.07	$16.84	$20.39	7,806,892
June 2019	$18.60	$15.46	$17.92	6,760,092
May 2019	$15.86	$14.23	$15.78	5,624,865

SSR Common Shares traded on Nasdaq:

	High (US$)	Low (US$)	Close (US$)	Nasdaq Volume
June 2020 (to June 1)	$20.57	$19.34	$20.52	2,425,999
May 2020	$22.50	$16.06	$19.23	49,661,614

	High (US$)	Low (US$)	Close (US$)	Nasdaq Volume
April 2020	$18.25	$11.07	$17.49	32,891,094
March 2020	$17.59	$9.00	$11.38	51,610,848
February 2020	$19.34	$15.08	$15.83	33,058,525
January 2020	$19.41	$17.21	$18.31	22,759,131
December 2019	$19.42	$15.50	$19.26	28,765,336
November 2019	$15.70	$13.52	$15.66	17,464,155
October 2019	$15.76	$13.95	$14.79	22,015,013
September 2019	$17.32	$13.81	$14.52	27,233,205
August 2019	$17.56	$14.83	$16.42	27,102,158
July 2019	$16.78	$12.88	$15.40	28,406,131
June 2019	$14.13	$11.41	$13.67	24,996,676
May 2019	$11.74	$10.59	$11.68	17,346,649

On May 8, 2020, the last full trading day on the TSX prior to the announcement that the Arrangement Agreement had been entered into, the closing price of the SSR Common Shares on the TSX was C$25.23 and the closing price of the SSR Common Shares on Nasdaq was US$18.12. On June 1, 2020, the closing price of the SSR Common Shares on the TSX was C$27.83 and the closing price of the SSR Common Shares on Nasdaq was US$20.52.

Interest of Informed Persons in Material Transactions

Other than as set forth under “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement” in this Circular, there were no material interests, direct or indirect, of SSR’s directors or executive officers, or any director or executive officer of a Subsidiary of SSR or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding SSR Common Shares, or any associate or affiliate of such persons, in any transaction since the commencement of SSR’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, SSR or any of its subsidiaries.

Auditors, Transfer Agent and Registrar

Auditors

SSR’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Suite 1400, 250 Howe Street, Vancouver, British Columbia, V6C 3S7. PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of SSR, report that they are independent with respect to SSR within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of Public Company Accounting Oversight Board Rule 3520, Auditor Independence. Following the completion of the Arrangement, the Combined Company’s auditor is expected to continue to be PricewaterhouseCoopers LLP.

Transfer Agents, Registrars or Other Agents

SSR’s registrar and transfer agent is Computershare, located in Vancouver, British Columbia. Following the completion of the Arrangement, SSR’s registrar and transfer is expected to continue to be Computershare.

Risk Factors

An investment in the securities of SSR is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the SSR AIF, which is incorporated by reference herein, the risk factors described under the heading “Risk Factors” in the Alacer AIF, which is incorporated by reference in the section entitled “Information Concerning Alacer” in this Circular, as well as the risk factors set forth under “Risk Factors” in this Circular. If any of the identified risks were to materialize, SSR’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of SSR that may present additional risks in the future.

Interest of Experts

The following are the names of persons or entities (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or incorporated by reference in this Circular; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or SSR: F. Carl Edmunds, P.Geo.; Samuel Mah, P.Eng.; Trevor J. Yeomans, ACSM, P.Eng.; James N. Carver, SME Registered Member; Greg Gibson, P.E.; Jeremy W. Johnson, SME Registered Member; Karthik Rathnam, MAusIMM (CP); Thomas Rice, SME Registered Member; Cameron Chapman, P.Eng.; Kevin Fitzpatrick, P.Eng.; Jeffrey Kulas, P. Geo.; Robert Gill, P.Eng.; Michael Selby, P.Eng.; Dominic Chartier, P.Geo.; Mark Liskowich, P.Geo.; and Glen Cole, P.Geo.

As at the date hereof, to the best knowledge of SSR, the aforementioned persons, collectively, held less than one percent of the securities of SSR when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of SSR or of any associate or affiliate of SSR in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

As at the date hereof, other than F. Carl Edmunds, Samuel Mah, Trevor J. Yeomans, James N. Carver, Greg Gibson, Jeremy W. Johnson, Karthik Rathnam, Kevin Fitzpatrick, Jeffrey Kulas and Robert Gill (each of whom is an SSR employee), none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of SSR or of any associate or affiliate of SSR.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, provided an auditors’ report dated February 20, 2020 in respect of SSR’s consolidated financial statements for the years ended December 31, 2019 and 2018. PricewaterhouseCoopers LLP, Chartered Professional Accountants, has advised SSR that they are independent with respect to SSR in accordance with the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of PCAOB Rule 3520, Auditor Independence.

Scientific and Technical Information

F. Carl Edmunds, P.Geo., and Samuel Mah, P.Eng., are the Qualified Persons under NI 43-101 for SSR and have approved the technical and scientific disclosure of SSR contained in this Circular.

Additional Information

Additional information relating to SSR is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information concerning SSR is provided in the SSR Annual Financial Statements and the SSR Annual MD&A, which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

INFORMATION CONCERNING ALACER

Notice to Reader

The following information provided by Alacer is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Alacer. This information has been provided by Alacer and is the sole responsibility of Alacer. SSR does not assume any responsibility for the accuracy or completeness of such information. See heading “Information Concerning SSR” of this Circular for business, financial and share capital information relating to SSR.

Unless the context indicates otherwise, capitalized terms which are used in this “Information Concerning Alacer” section and not otherwise defined in this section have the meanings given to such terms under the heading “Glossary of Terms” in this Circular.

Forward-Looking Statements

Certain statements contained in this “Information Concerning Alacer” section, and in the documents incorporated by reference into this “Information Concerning Alacer” section, constitute forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements relate to future events or Alacer’s future performance. See “Cautionary Statement Regarding Forward-Looking Information” in the Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in the Circular, and under the heading “Risk Factors” in this “Information Concerning Alacer” section and the Alacer AIF.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular, including this “Information Concerning Alacer” section, from documents filed with securities commissions or similar authorities in Canada. Copies of the Alacer documents incorporated herein by reference may be obtained on request without charge by contacting the Chief Legal Officer and Secretary of Alacer at michael.sparks@alacergold.com. In addition, copies of the Alacer documents incorporated herein by reference may be obtained by accessing the disclosure documents available on SEDAR at www.sedar.com.

The following documents of Alacer are filed with the various securities commissions or similar authorities in the provinces of Canada and are specifically incorporated by reference into and form an integral part of this Circular:

(a)	annual information form for the year ended December 31, 2019, dated February 4, 2020 (the “Alacer AIF”);

(b)	audited consolidated annual financial statements for the years ended December 31, 2019 and 2018 (the “Alacer Annual Financial Statements”);

(c)	unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 (the “Alacer Interim Financial Statements”);

(d)	management’s discussion and analysis for the year ended December 31, 2019 (the “Alacer Annual MD&A”);

(e)	management’s discussion and analysis for the three months ended March 31, 2020 (the “Alacer Interim MD&A”);

(f)	management information circular dated May 13, 2019 relating to the annual general meeting of Alacer Shareholders held on June 14, 2019; and

(g)	material change report dated May 19, 2020.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms, marketing materials and business acquisition reports filed by Alacer with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular (including this “Information Concerning Alacer” section).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Non-IFRS Measures

In certain documents incorporated by reference into this “Information Concerning Alacer”, there are references to certain non-IFRS financial measures, including the terms cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, average realized gold price, working capital, adjusted EBITDA, adjusted EBITDA from continuing operations, sustaining and non-sustaining capital expenditures and total debt. These non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Readers are cautioned not to consider these non-IFRS financial measures as an alternative to, or more meaningful than measures of financial performance as determined in accordance with IFRS. Readers are further cautioned not to place undue reliance on any one financial measure.

For more information, see the Alacer AIF, the Alacer Annual Financial Statements, the Alacer Interim Financial Statements, the Alacer Annual MD&A and the Alacer Interim MD&A, each of which is incorporated herein by reference.

Overview

Alacer is incorporated under the Laws of Yukon Territory with its primary listing on the TSX and a secondary listing on the ASX. Alacer is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Alacer Common Shares trade on the TSX under the trading symbol “ASR” and via Alacer CDIs on the ASX under the trading symbol “AQG”. Alacer owns an 80% interest in the Çöpler Mine operated by Anagold Madencilik Sanayi ve Ticaret A.S., the remaining 20% of which is owned by Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya Mining”). Alacer was incorporated under the Business Corporations Act (Alberta) on September 20, 1993 as Woodco Resources Inc. (“Woodco”). Woodco was subject to a reverse takeover by Anatolia Minerals Development Corp. Subsequent to the reverse takeover, Woodco was continued under the YBCA on January 14, 1998 as Anatolia Minerals Development Limited (“Anatolia”) pursuant to Articles of Continuance.

On February 18, 2011, Anatolia completed a merger (the “Avoca Merger”) with Avoca Resources Limited (“Avoca”). Upon completion of the Avoca Merger, Articles of Amendment changing the name of Anatolia to “Alacer Gold Corp.” were filed. As a result of the Avoca Merger, Anatolia and Avoca shareholders each held approximately 50% of Alacer. On October 29, 2013, Alacer completed the sale of all of its Australian assets.

The registered office of Alacer is 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Alacer’s principal executive office is located at 7001 E. Belleview Ave., Suite 800, Denver, Colorado USA, 80237, c/o Alacer Management Corp. Operations, development and exploration support for Alacer’s Turkish activities are conducted from an office in Ankara, Turkey.

Corporate Structure

The following chart illustrates Alacer’s principal subsidiaries, together with the governing law of each subsidiary and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by Alacer as of the date of this Circular:

Note 1:	Lidya Mining holds the remaining 50% of the entity.
Note 2:	Lidya Mining holds 18.5% of this entity and Banka Kombetare Tregtare SHA, a bank wholly-owned by Çalik Holdings A. Ş., holds the remaining 1.5%.

Description of Capital Structure

Alacer is authorized to issue an unlimited number of common shares, and an unlimited number of preferred shares, issuable in series. As at the Alacer Record Date, there were 294,824,008 Alacer Common Shares and no preferred shares outstanding.

Common Shares

Alacer Common Shares entitle the holder thereof to receive notice of, and to attend, all meetings of the shareholders of Alacer and to cast one vote for each Alacer Common Share held at all meetings of the shareholders. Alacer Shareholders are entitled to receive equally, share for share, all dividends declared by the Alacer Board at its discretion from funds legally available therefore and, upon the liquidation, whether voluntary or involuntary, or any other distribution of assets of Alacer for the purpose of winding up its affairs, Alacer Shareholders are entitled to receive on a pro-rata basis the payment of dividends and distribution of the assets of Alacer.

Preferred Shares

Preferred shares may, at any time or from time to time, be issued in one or more series. As of the date of this Circular, there are no preferred shares outstanding.

Share Incentive Plans

Restricted Share Unit Plan

On April 28, 2017, Alacer Shareholders adopted a renewal of the Alacer RSU Plan to replace the previous restricted share unit plan that was adopted on June 27, 2014. Pursuant to the rules of the TSX, “evergreen” plans such as the Alacer RSU Plan are subject to approval by shareholders every three years. A copy of the Alacer RSU Plan is available under Alacer’s profile on the SEDAR website at www.sedar.com.

The Alacer Compensation Committee administers the Alacer RSU Plan and eligible participants include employees and senior officers of Alacer or any of its affiliates (the “Alacer RSU Participants”, each participant being an “Alacer RSU Participant”). The Alacer Compensation Committee determines the Alacer RSU Participants to whom an Alacer RSU grant will be made based on the Alacer RSU Participant’s current and potential contribution to the success of Alacer, and the terms of each grant had the grant period expired and all other conditions of the grant satisfied.

Each Alacer RSU granted under the Alacer RSU Plan entitles the Alacer RSU Participant, at the end of the grant period, to receive one Alacer Common Share (or Alacer CDI at the election of the Alacer RSU Participant) or, at the option of Alacer or as otherwise required by the Alacer RSU Plan, payment in cash for the equivalent of one Alacer Common Share, provided: (i) the Alacer RSU Participant continues to be employed or engaged by Alacer or any of its affiliates; and (ii) all other terms and conditions of the grant have been satisfied. The grant of an Alacer RSU does not entitle the Alacer RSU Participant to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership shares of Alacer. The rights or interests of an Alacer RSU Participant under the Alacer RSU Plan are not assignable or transferable, other than by will or the laws governing the devolution of property in the event of death. Further, such rights or interests are not to be encumbered.

The Alacer RSU Plan includes certain protections for Alacer RSU Participants in the event of a change in control of Alacer or the death or permanent disability of the Alacer RSU Participant. In the case of a change in control, an Alacer RSU Participant will be entitled, subject to certain conditions, to receive, in full settlement of an Alacer RSU covered by a grant, the number of Alacer Common Shares or Alacer CDIs (or the cash payment) that would have been issued to that Alacer RSU Participant. In the event of the death or permanent disability of an Alacer RSU Participant while in the service of Alacer or one of its affiliates, the Alacer RSU Plan provides for the issuance of Alacer Common Shares (or a cash payment) to the Alacer RSU participant or the Alacer RSU Participant’s estate for any outstanding Alacer RSUs covered by a grant.

Upon the termination of the Alacer RSU Participant’s employment or service with Alacer for any reason other than death, any Alacer RSUs covered by a grant with respect to which the payment date has not occurred and for which Alacer RSUs have not been issued are automatically forfeited and the Alacer RSU Participant is not entitled to any compensation for loss of any benefit under the Alacer RSU Plan, unless otherwise approved by the Alacer Board.

The aggregate number of Alacer Common Shares (including for the purpose of issuing Alacer CDIs) issuable pursuant to the Alacer RSU Plan, together with the aggregate number of Alacer Common Shares issuable under any other previously established or proposed share compensation arrangement of Alacer, is capped at 5% of the total number of issued and outstanding Alacer Common Shares (calculated on a non-diluted basis). The maximum number of shares issuable to Insiders (as such term is defined in the Securities Act (Ontario)) under the Alacer RSU Plan, or when combined with any other previously established or proposed share compensation arrangements, at any time or issued within any one-year period, is capped at 5% of the issued and outstanding Alacer Common Shares (calculated on a non-diluted basis).

The Alacer Board, subject to certain restrictions, may from time to time amend, suspend or terminate the Alacer RSU Plan in whole or in part without further Alacer Shareholder approval. In addition, in the event of certain alterations of Alacer’s share capital, including a dividend being declared on Alacer’s Common Shares that is payable in Alacer Common Shares, the Alacer Board has the discretion to adjust the number of Alacer RSUs with respect to grants made pursuant to the Alacer RSU Plan.

As of June 1, 2020, there are 3,617,013 Alacer RSUs issued and outstanding under the Alacer RSU Plan, redeemable for 3,617,013 Alacer Common Shares or Alacer CDIs (representing approximately 1.23% of the issued and outstanding Alacer Common Shares).

Performance Share Unit Plan

On June 6, 2017, the Alacer Board amended the Alacer performance share unit plan adopted on August 20, 2014 to more fully align with the Alacer RSU Plan.

Each Alacer PSU granted entitles the participant (the “Alacer PSU Participants”, each participant being an “Alacer PSU Participant”), at the end of the applicable performance period, to receive a payment in cash for the equivalent value of one Alacer Common Share, provided: (i) the Alacer PSU Participant continues to be employed or engaged by Alacer or any of its affiliates; and (ii) all other terms and conditions of the grant have been satisfied, including the performance metrics associated with each Alacer PSU. The grant of an Alacer PSU does not entitle the Alacer PSU participant to exercise any voting rights, receive any dividends or exercise any other right which attaches to ownership of Alacer Common Shares.

The Alacer PSU Plan includes certain protections for Alacer PSU Participants in the event of a change in control of Alacer or the death or permanent disability of the PSU Participant. In the case of a change in control, an Alacer PSU Participant will be entitled, subject to certain conditions, to receive, in full settlement of an Alacer PSU covered by a grant, the cash payment that would have been issued to that Alacer PSU Participant. In the event of the death or permanent disability of an Alacer PSU Participant while in the service of Alacer or one of its affiliates, the Alacer PSU Plan provides for the issuance of a cash payment to the Alacer PSU Participant or the Alacer PSU Participant’s estate for any outstanding Alacer PSUs covered by a grant.

Upon the termination of an Alacer PSU Participant’s employment or service with Alacer for any reason other than those outlined above, any Alacer PSUs covered by a grant with respect to which the payment date has not occurred and for which Alacer PSUs have not been issued are automatically forfeited and the Alacer PSU Participant is not entitled to any compensation for loss of any benefit under the Alacer PSU Plan, unless otherwise approved by the Alacer Board.

As of June 1, 2020, there are 3,504,853 Alacer PSUs issued and outstanding under the Alacer PSU Plan.

Deferred Share Unit Plan

On June 6, 2017, the Alacer Board amended the Alacer DSU Plan as a component of director compensation. Under the Alacer DSU Plan, Alacer DSUs are paid in cash when a director retires from the Alacer Board based on the market value of Alacer Common Shares on the TSX on the date of retirement.

Alacer DSUs are not considered shares of Alacer and, as such, they do not confer the rights to their holders which Alacer Shareholders are normally entitled to; however, dividend equivalent payments will be awarded in respect of Alacer DSUs held by a participant on the same basis as dividends declared and paid on Alacer Common Shares as if the participant was an Alacer Shareholder on the relevant record date. As of June  1, 2020, there are 1,200,570 Alacer DSUs issued and outstanding under the Alacer DSU Plan.

Consolidated Capitalization of Alacer

The following table sets forth the consolidated capitalization of Alacer (i) as at March 31, 2020, the date of Alacer’s most recent unaudited interim financial statements and (ii) as at the Alacer Record Date. This table should be read in conjunction with the Alacer Interim Financial Statements and Alacer Interim MD&A, which are incorporated by reference in this Circular as well as the other disclosure contained in this Circular, including the risk factors described under the heading “Risk Factors” in this Circular. See also the unaudited pro forma consolidated financial statements of SSR following completion of the Arrangement set forth in Appendix J to this Circular.

Security	Alacer as at March 31, 2020	Alacer as at the Alacer Record Date
Alacer Common Shares	294,787,305	294,824,008
Alacer PSUs	3,518,105	3,504,853
Alacer RSUs	3,718,083	3,617,013
Alacer DSUs	1,200,570	1,200,570

Total	303,224,063	303,146,444

Prior Sales

Alacer has not sold or issued any Alacer Common Shares or securities convertible into Alacer Common Shares during the 12-month period prior to the date of this Circular other than as follows:

Date	Security	Price per Security (C$)	Number of Securities
May 1, 2020	Alacer Common Shares	$7.35	36,703
February 3, 2020	Alacer RSUs	$6.06	22,088
January 1, 2020	Alacer RSUs	$6.75	416,753
January 1, 2020	Alacer Common Shares	$7.01	104,215
June 6, 2019	Alacer Common Shares	$4.06	28,813

Market for Securities

The Alacer Common Shares are currently listed and traded on the TSX under the symbol “ASR” and via Alacer CDIs on the ASX under the trading symbol “AQG”.

The following tables set forth, for the periods indicated, the reported high, low and month-end closing trading prices and the aggregate volume of trading of the Alacer Common Shares on the TSX and via Alacer CDIs on the ASX.

Alacer Common Shares traded on the TSX:

	High (C$)	Low (C$)	Close (C$)	TSX Volume
June 2020 (to June 1)	$9.01	$8.53	$8.96	977,199
May 2020	$9.95	$7.27	$8.58	71,424,837
April 2020	$7.35	$4.92	$7.14	50,469,357
March 2020	$6.56	$3.53	$4.54	90,468,722
February 2020	$6.86	$5.77	$6.07	32,943,869
January 2020	$7.02	$5.90	$6.22	31,880,084
December 2019	$7.54	$6.22	$6.90	36,949,110
November 2019	$7.14	$6.46	$7.14	35,423,161
October 2019	$6.52	$5.08	$6.52	34,566,836
September 2019	$5.93	$5.02	$5.35	37,697,440
August 2019	$6.14	$5.45	$5.84	47,792,986
July 2019	$5.25	$4.27	$5.25	48,269,688
June 2019	$4.61	$3.69	$4.55	37,584,535
May 2019	$4.07	$3.52	$4.07	45,088,142

CDIs traded on the ASX:

	High (Aus$)	Low (Aus$)	Close (Aus$)	ASX Volume
June 2020 (to June 1)	$9.83	$9.43	$9.65	914,165
May 2020	$10.99	$8.10	$9.17	13,754,542
April 2020	$7.90	$5.29	$7.89	9,890,447
March 2020	$7.39	$4.39	$5.18	18,741,359
February 2020	$7.85	$6.49	$7.03	6,178,533
January 2020	$7.92	$6.58	$6.58	4,112,713
December 2019	$8.35	$6.96	$7.65	10,417,323
November 2019	$7.80	$7.10	$7.80	9,178,718
October 2019	$6.81	$5.63	$6.81	5,478,069
September 2019	$6.58	$5.56	$6.19	6,253,778

	High (Aus$)	Low (Aus$)	Close (Aus$)	ASX Volume
August 2019	$6.82	$5.80	$6.55	13,299,955
July 2019	$5.76	$4.69	$5.76	6,142,636
June 2019	$4.99	$4.07	$4.82	6,877,480
May 2019	$4.27	$3.74	$4.12	4,863,737

On May 8, 2020, the last full trading day on the TSX prior to the announcement that the Arrangement Agreement had been entered into, the closing price of the Alacer Common Shares on the TSX was C$8.19 and the closing price of Alacer CDIs on the ASX was Aus$8.88. On June 1, 2020, the closing price of the Alacer Common Shares on the TSX was C$8.96 and the closing price of Alacer’s CDIs on the ASX was Aus$9.65.

Interest of Informed Persons in Material Transactions

Other than as set forth under “Interests of Certain Persons and Companies in the Arrangement” in the Circular, there were no material interests, direct or indirect, of Alacer’s directors or executive officers, or any director or executive officer of a subsidiary of Alacer or any person who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Alacer Common Shares, or any associate or affiliate of such persons, in any transaction since the commencement of Alacer’s last completed financial year or in any proposed transaction which has materially affected, or would materially affect, Alacer or any of its subsidiaries.

Auditors, Transfer Agent and Registrar

Auditors

KPMG LLP are the auditors of Alacer and have confirmed with respect to Alacer that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. KPMG LLP was appointed as auditors of Alacer effective January 1, 2020.

Transfer Agents, Registrars or Other Agents

Alacer’s registrar and transfer agent is AST, located in Toronto, Ontario.

Risk Factors

The combination by SSR with Alacer is subject to certain risks. Readers should carefully consider the risk factors described under the heading “Risk Factors” in the Alacer AIF, which is incorporated by reference herein, the risk factors described under the heading “Risk Factors” in the SSR AIF, which is incorporated by reference in the section entitled “Information Concerning SSR” in this Circular, as well as the risk factors set forth under “Risk Factors” in this Circular. If any of the identified risks were to materialize, Alacer’s business, financial position, results and/or future operations may be materially affected.

Shareholders should also carefully consider all of the information disclosed in this Circular and the documents incorporated by reference.

The risk factors that are identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Alacer that may present additional risks in the future.

Interest of Experts

The following are the names of persons or entities (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or incorporated by reference in this Circular; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Alacer: Loren Ligocki, SME Registered Member; Stephen K. Statham, SME Registered Member; Robert L. Clifford, SME Registered Member; Mesut Soylu, PhD Geology, P. Geo; Erdem Yetkin, P.Geo; Harry Parker, SME Registered Member; Gordon Seibel, SME Registered Member; Dean David, FAusIMM; Richard Kiel, PE; Mark Liskowich, P.Geo; Jeff Parshley, CPG; Josh Marsden, PE; Lisa Bascombe, MAIG; Robert Benbow, PE; James Francis, MAIG and Sergei Smolonogov, RPGeo.

As at the date hereof, to the best knowledge of Alacer, the aforementioned persons, collectively, held less than one percent of the securities of Alacer when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Alacer or of any associate or affiliate of Alacer in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

As at the date hereof, other than Loren Ligocki, Robert L. Clifford, Robert Benbow and Stephen K. Statham (each of whom is an Alacer employee), none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Alacer or of any associate or affiliate of Alacer.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, provided an auditors’ report dated February 4, 2020 in respect of Alacer consolidated financial statements for the years ended December 31, 2019 and 2018. PricewaterhouseCoopers LLP, Chartered Professional Accountants, has advised Alacer that they are independent with respect to Alacer in accordance with the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

Scientific and Technical Information

Loren Ligocki, Alacer’s Manager, Resource Geology, is a Qualified Person under NI 43-101 for Alacer and has approved the technical and scientific disclosure of Alacer contained in this Circular.

Additional Information

Additional information relating to Alacer is available on SEDAR at www.sedar.com. Financial information concerning Alacer is provided in the Alacer Annual Financial Statements and the Alacer Annual MD&A, which can be accessed on SEDAR at www.sedar.com.

GENERAL PROXY MATTERS OF SSR

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of SSR for use at the SSR Meeting for the purposes set forth in the accompanying SSR Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of SSR (who will not be specifically remunerated therefor). SSR has retained Kingsdale Advisors, to assist it in its solicitation of proxies from SSR Shareholders and to provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. SSR has agreed, with Alacer, to pay Kingsdale Advisors a strategic advisory and proxy solicitation management fee of C$100,000, a contingent success fee, as well as certain other service fees and disbursements, for these services. All costs of the solicitation for the SSR Meeting will be borne by SSR.

The information set forth below generally applies to registered holders of SSR Common Shares. If you are a beneficial holder of SSR Common Shares (i.e., your SSR Common Shares are held through a broker, financial institution or other nominee), see “General Proxy Matters of SSR – Advice to Beneficial Holders of SSR Common Shares”.

Appointment and Revocation of Proxies

Registered SSR Shareholders who cannot attend the SSR Meeting may vote by proxy either by mail, personal delivery, fax, telephone or over the internet. The enclosed form of proxy with respect to the SSR Meeting (the “SSR Proxy”) must be received by Computershare, SSR’s transfer agent, no later than 9:00 a.m. (Vancouver time) on the second Business Day preceding the date of the SSR Meeting or any adjournment or postponement thereof. Registered SSR Shareholders must return the properly completed SSR Proxy to Computershare as follows:

(a)	by mail or personal delivery to Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department;

(b)	by fax to Computershare, to the attention of the Proxy Department at 1-866-249-7775 (toll free within Canada and the U.S.) or 416-263-9524 (international);

(c)	by telephone by calling 1-866-732-8683 (toll free within Canada or the U.S.) from a touch tone telephone and referring to your control number provided on the form of proxy delivered to you; or

(d)	over the internet by going to www.investorvote.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

To be valid, the SSR Proxy must be executed by a Registered SSR Shareholder or a Registered SSR Shareholder’s attorney duly authorized in writing or, if the Registered SSR Shareholder is a body corporate, by a duly authorized officer or attorney. If the form of SSR Proxy is executed by an attorney for an individual Registered SSR Shareholder or by an officer or attorney of a Registered SSR Shareholder that is a company or association, documentation evidencing the power to execute the SSR Proxy may be required with signing capacity stated. If not dated, the SSR Proxy will be deemed to have been dated the date that it is mailed to the Registered SSR Shareholder.

The persons named in the enclosed form of proxy with respect to the SSR Proxy, being A.E. Michael Anglin and Paul Benson, are directors and/or officers of SSR. A Registered SSR Shareholder may appoint a person or company (who need not be an SSR Shareholder) other than the persons specified in the SSR Proxy to represent the SSR Shareholder at the SSR Meeting or any adjournment or postponement thereof by striking out the printed name of such person and inserting such other person or company’s name in the blank space provided in that SSR Proxy or by completing another proper form of proxy and, in either case, depositing the completed SSR Proxy at the office of Computershare so as to arrive no later than 9:00 a.m. (Vancouver time) on the second Business Day preceding the date of the SSR Meeting or any adjournment or postponement thereof. A Registered SSR Shareholder must also register the third party proxy holder by visiting http://www.computershare.com/ssrmining by 9:00 a.m. (Vancouver time) on July 8, 2020 and provide Computershare with the required proxy holder contact information, so that Computershare may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the SSR Meeting.

If you appoint a proxyholder, other than the management designees, that proxyholder must attend and vote at the SSR Meeting for your vote to be counted.

The Chair of the SSR Meeting has discretion to accept proxies received after the deadline for the deposit of proxies and the time limit for deposit of proxies may be waived or extended by the Chair of the SSR Meeting at his or her discretion, without notice.

A Registered SSR Shareholder executing the SSR Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed form of proxy will vote the SSR Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such SSR Common Shares will be voted in favour of each of the matters referred to herein.

An SSR Proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Registered SSR Shareholder who has given an SSR Proxy may revoke the SSR Proxy by:

(a)	completing and signing an SSR Proxy bearing a later date and depositing it at the offices of Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

depositing an instrument in writing executed by the Registered SSR Shareholder or by the Registered SSR Shareholder’s attorney duly authorized in writing or, if the Registered SSR Shareholder is a body corporate, by a duly authorized officer or attorney either with Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last Business Day preceding the day of the SSR Meeting or any adjournment or postponement thereof or with the Chairman of the SSR Meeting prior to the commencement of the SSR Meeting on the day of the SSR Meeting or any adjournment or postponement thereof; or

(c)	in any other manner permitted by Law.

Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such SSR Proxy.

Only Registered SSR Shareholders have the right to revoke an SSR Proxy. Non-Registered SSR Shareholders that wish to change their voting instructions must, in sufficient time in advance of the SSR Meeting, contact their Intermediary to arrange to change their voting instructions.

If, as a Registered SSR Shareholder, you are using your control number to login to the SSR Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the SSR Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the SSR Meeting online.

Voting of SSR Common Shares Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the SSR Meeting, the SSR Common Shares represented by each properly executed SSR Proxy in favour of the persons designated in the enclosed SSR Proxy received by SSR will be voted or withheld from voting in accordance with the specifications given by the Registered SSR Shareholder. In the absence of such specifications in an enclosed SSR Proxy where the Registered SSR Shareholder has appointed the persons whose names have been pre-printed in the enclosed SSR Proxy as the SSR Shareholder’s nominee at the SSR Meeting, the SSR Common Shares represented by such SSR Proxies will be voted FOR each of the matters specified in this Circular, including the SSR Resolutions.

The enclosed SSR Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the SSR Notice of Meeting and with respect to other matters, if any, which may properly come before the SSR Meeting. At the date of this Circular, the management of SSR knows of no such amendments, variations, or other matters to come before the SSR Meeting. However, where a Registered SSR Shareholder has appointed the persons whose names have been pre-printed in the enclosed SSR Proxy as the Registered SSR Shareholder’s nominee at the SSR Meeting, if any amendments or variations to matters identified in the SSR Notice of Meeting or other matters which are not now known to management of SSR should properly come before the SSR Meeting, the enclosed SSR Proxy may be voted on such matters in accordance with the best judgment of the person voting the SSR Proxy.

Advice to Beneficial Holders of SSR Common Shares

Registered holders of SSR Common Shares or the persons they validly appoint as their proxies are permitted to vote at the SSR Meeting. However, in many cases, SSR Common Shares beneficially owned by a person (a “Non-Registered SSR Shareholder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered SSR Shareholder deals with in respect of the SSR Common Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant, and therefore are not a Registered SSR Shareholder. Only Registered SSR Shareholders or duly appointed proxyholders are permitted to vote at the SSR Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

Applicable regulatory policy requires intermediaries to seek voting instructions from non-registered shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered SSR Shareholders in order to ensure that their SSR Common Shares are voted at the SSR Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a Non-Registered SSR Shareholder by its intermediary is identical to the form of proxy provided to Registered SSR Shareholders; however, its purpose is limited to instructing the Registered SSR Shareholder on how to vote on behalf of the Non-Registered SSR Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Non-Registered SSR Shareholder (holding your SSR Common Shares through a bank, broker, trust company, or custodian) you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively Non-Registered SSR Shareholders can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of SSR Common Shares to be represented at the SSR Meeting or any adjournment or postponement thereof. SSR may utilize Broadridge QuickVoteTM service to assist Non-Registered SSR Shareholders that are “non-objecting beneficial owners” with voting their SSR Common Shares over the telephone.

If you have questions, you may contact SSR’s Corporate Secretary at 604-484-8212 or toll free at 1-888-338-0046.

(a) Distribution to SSR NOBOs

In accordance with the requirements of NI 54-101, SSR will have caused its agent to distribute copies of the SSR Meeting Materials as well as a voting instruction form directly to each Non-Registered SSR Shareholders who has provided instructions to an Intermediary that such Non-Registered SSR Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner (an “SSR Non-Objecting Beneficial Owner” or “SSR NOBO”).

These SSR Meeting Materials are being sent to both Registered SSR Shareholders and Non-Registered SSR Shareholders. If you are a Non-Registered SSR Shareholder, and SSR or its agent has sent these materials directly to you, your name and address and information about your holdings of SSR Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these SSR Meeting Materials to you directly, SSR (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The SSR Meeting Materials distributed by SSR’s agent to SSR NOBOs include a voting instruction form (“SSR VIF”). These SSR VIFs are to be completed and returned to Broadridge by mail or facsimile. Broadridge will tabulate the results of the SSR VIFs received from SSR NOBOs and will provide voting instructions at the SSR Meeting with respect to the common shares represented by the SSR VIFs they receive. If the SSR VIF is executed by an attorney for an individual shareholder or by an officer or attorney of a shareholder that is a company or association, documentation evidencing the power to execute the SSR VIF may be required with signing capacity stated.

If an SSR NOBO wishes to attend the SSR Meeting and vote (or have another person attend and vote on behalf of the SSR NOBO), the SSR NOBO should insert the name of the SSR NOBO (or the name of the person that the SSR NOBO wants to attend and vote on the SSR NOBO’s behalf) in the space provided on the SSR VIF and return it to Computershare in accordance with the instructions provided on the SSR VIF. An SSR NOBO must also register the proxy holder by visiting http://www.computershare.com/ssrmining by 9:00 a.m. (Vancouver time) on July 8, 2020 and provide Computershare with the required proxy holder contact information, so that Computershare may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the SSR Meeting.

If Computershare or SSR receives a written request that the SSR NOBO or its nominee be appointed as proxyholder, if management is holding a proxy with respect to SSR Common Shares beneficially owned by such SSR NOBO, SSR must arrange, without expense to the SSR NOBO, to appoint the SSR NOBO or its nominee as proxyholder in respect of those SSR Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the SSR NOBO or its nominee is appointed as proxyholder by SSR in this manner, the SSR NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If SSR receives such instructions at least one Business Day before the deadline for submission of proxies, it is required to deposit the proxy within that deadline, in order to appoint the SSR NOBO or its nominee as proxyholder. If an SSR NOBO requests that the SSR NOBO or its nominee be appointed as proxyholder, the SSR NOBO or its appointed nominee, as applicable, will need to attend the meeting in order for the SSR NOBOs vote to be counted.

If an SSR NOBO does not appoint the SSR NOBO (or another person that the SSR NOBO wants to attend and vote on the SSR NOBO’s behalf) as a proxyholder and comply with all of the requirements set out in this Circular relating to that appointment and registration, the SSR NOBO will be able to attend the SSR Meeting as a guest but will not be able to vote or ask questions at the SSR Meeting.

(b) Distribution to SSR OBOs

In addition, SSR will have caused its agent to deliver copies of the SSR Meeting Materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered SSR Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (each an “SSR Objecting Beneficial Owner” or “SSR OBO”).

Applicable regulatory policy requires intermediaries to seek voting instructions from SSR OBOs in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by SSR OBOs in order to ensure that their SSR Common Shares are voted at the SSR Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to an SSR OBO by its intermediary is identical to the form of proxy provided to Registered SSR Shareholders; however, its purpose is limited to instructing the Registered SSR Shareholder on how to vote on behalf of the SSR OBO. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are an SSR OBO (holding your SSR Common Shares through a bank, broker, trust company, or custodian) you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, SSR OBOs can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16-digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of SSR Common Shares to be represented at the SSR Meeting or any adjournment or postponement thereof.

Intermediaries are required to forward the SSR Meeting Materials to SSR OBOs unless an SSR OBO has waived his or her right to receive them. Intermediaries often use service companies, such as Broadridge, to forward the SSR Meeting Materials to SSR OBOs. Generally, those SSR OBOs who have not waived the right to receive SSR Meeting Materials will either:

(a)

be given an SSR Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of SSR Common Shares beneficially owned by the SSR OBO, but which is otherwise uncompleted. This SSR Proxy need not be signed by the SSR OBO. In this case, the SSR OBO who wishes to submit an SSR Proxy should properly complete the SSR Proxy and deposit it with Computershare in the manner set out above in this Circular, with respect to the SSR Common Shares beneficially owned by such SSR OBO; or

(b)

more typically, be given a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the SSR OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting information form will consist of a one-page pre-printed form. The purpose of this procedure is to permit the SSR OBO to direct the voting of the SSR Common Shares beneficially owned by such SSR OBO.

If an SSR OBO wishes to attend the SSR Meeting and vote (or have another person attend and vote on behalf of the SSR OBO), the SSR OBO should insert the SSR OBO’s name (or the name of the person the SSR OBO wants to attend and vote on the SSR OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the SSR OBO’s Intermediary or send the Intermediary another written request that the SSR OBO or its nominee be appointed as proxyholder. An SSR OBO must also register the proxy holder by visiting http://www.computershare.com/ssrmining by 9:00 a.m. (Vancouver time) on July 8, 2020 and provide Computershare with the required proxy holder contact information, so that Computershare may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the SSR Meeting.

The Intermediary is required under NI 54-101 to arrange, without expense to the SSR OBO, to appoint the SSR OBO or its nominee as proxyholder in respect of the SSR OBO’s SSR Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the Intermediary makes an appointment in this manner, the SSR OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one Business Day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the SSR OBO or its nominee as proxyholder. If an SSR OBO requests that the Intermediary appoint the SSR OBO or its nominee as proxyholder, the SSR OBO or its appointed nominee, as applicable, will need to attend the meeting in order for the SSR OBO’s vote to be counted.

If an SSR OBO does not appoint the SSR OBO (or another person that the SSR OBO wants to attend and vote on the SSR OBO’s behalf) as a proxyholder and comply with all of the requirements set out in this Circular relating to that appointment and registration, the SSR OBO will be able to attend the SSR Meeting as a guest but will not be able to vote or ask questions at the SSR Meeting.

Voting Securities of SSR and Principal Holders Thereof

The SSR Board has fixed the close of business on June 1, 2020 as the record date (the “SSR Record Date”), being the date for the determination of the registered holders of SSR Common Shares entitled to receive notice of, and vote at, the SSR Meeting. All such holders of record of SSR Common Shares on the SSR Record Date are entitled either to attend and vote thereat the SSR Common Shares held by them or, provided a completed and executed SSR Proxy shall have been delivered to Computershare, within the time specified in the attached SSR Notice of Meeting, to attend and to vote by SSR Proxy the SSR Common Shares held by them.

The authorized share capital of SSR consists of an unlimited number of SSR Common Shares. As at the SSR Record Date, there were 123,320,657 SSR Common Shares issued and outstanding. Each SSR Common Share entitles the holder thereof as at the SSR Record Date to one vote on all matters to be acted upon at the SSR Meeting.

Business may be transacted at the SSR Meeting if at least two persons who are, or who represent by proxy, SSR Shareholders who, in total, hold at least 33 1/3% of the issued SSR Common Shares entitled to vote at the SSR Meeting.

To the knowledge of the directors and executive officers of SSR, as at June 1, 2020, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding SSR Common Shares:

Name of SSR Shareholder(1)	Number and Percentage of SSR Common Shares
Van Eck Associates Corporation	14,962,561 (12.13%)

Notes:
(1)	This information as to ownership of SSR Common Shares, not being within the knowledge of SSR has been obtained from the public record as at June 1, 2020.

GENERAL PROXY MATTERS OF ALACER

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Alacer for use at the Alacer Meeting for the purposes set forth in the accompanying Alacer Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of Alacer (who will not be specifically remunerated therefor). Alacer has retained Kingsdale Advisors, to assist it in its solicitation of proxies from Alacer Shareholders and provide additional services including but not limited to strategic shareholder communications and recommending corporate governance best practices. Alacer has agreed, with SSR, to pay Kingsdale Advisors a strategic advisory and proxy solicitation management fee of C$100,000, a contingent success fee, as well as certain other service fees and disbursements, for these services. All costs of the solicitation for the Alacer Meeting will be borne by Alacer.

The information set forth below generally applies to registered holders of Alacer Common Shares. If you are a beneficial holder of Alacer Common Shares (i.e., your Alacer Common Shares are held through a broker, financial institution or other nominee), see “General Proxy Matters of Alacer – Advice to Beneficial Holders of Alacer Common Shares”.

Appointment and Revocation of Proxies

Registered Alacer Shareholders who cannot attend the Alacer Meeting may vote by proxy either by mail, personal delivery, fax, telephone or over the internet. The enclosed form of proxy with respect to the Alacer Meeting (the “Alacer Proxy”) must be received by AST, Alacer’s transfer agent, no later than 12:00 p.m. (Denver time) on the second Business Day preceding the date of the Alacer Meeting or any adjournment or postponement thereof. Registered Alacer Shareholders must return the properly completed Alacer Proxy to AST as follows:

(a)	by mail or personal delivery to AST at P.O. Box 721, Agincourt, Ontario M1S 0A1, Canada;

(b)	by fax to AST, to 1-866-781-3111 (toll-free within Canada and the United States) or 1-416-368-2502 (from any country other than Canada and the United States);

(c)	by telephone by calling 1-866-751-6315 (within North America) or 1-212-235-5754 (outside North America); or

(d)	over the internet by going to https://astvotemyproxy.com and following the online voting instructions given to you and referring to your control number provided on the form of proxy delivered to you.

To be valid, the Alacer Proxy must be executed by a Registered Alacer Shareholder or a Registered Alacer Shareholder’s attorney duly authorized in writing or, if the Registered Alacer Shareholder is a body corporate, by a duly authorized officer or attorney. If the form of Alacer Proxy is executed by an attorney for an individual Registered Alacer Shareholder or by an officer or attorney of a Registered Alacer Shareholder that is a company or association, documentation evidencing the power to execute the Alacer Proxy may be required with signing capacity stated. If not dated, the Alacer Proxy will be deemed to have been dated the date that it is mailed to the Registered Alacer Shareholder.

The persons named in the enclosed form of proxy with respect to the Alacer Proxy, being Rodney P. Antal and Michael J. Sparks, are directors and/or officers of Alacer. A Registered Alacer Shareholder may appoint a person or company (who need not be an Alacer Shareholder) other than the persons specified in the Alacer Proxy to represent the Alacer Shareholder at the Alacer Meeting or any adjournment or postponement thereof by striking out the printed name of such person and inserting such other person or company’s name in the blank space provided in that Alacer Proxy or by completing another proper form of proxy and, in either case, depositing the completed Alacer Proxy with AST so as to arrive not later than 12:00 p.m. (Denver time) on the second Business Day preceding the date of the Alacer Meeting or any adjournment or postponement thereof. A Registered Alacer Shareholder must also register the third party proxy holder by contacting AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside North America) by 12:00 p.m. (Denver time) on July 8, 2020 and provide AST with the required proxy holder contact information, so that AST may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Alacer Meeting.

If you appoint a proxyholder, other than the management designees, that proxyholder must attend and vote at the Alacer Meeting for your vote to be counted.

The Chair of the Alacer Meeting has discretion to accept proxies received after the deadline for the deposit of proxies and the time limit for deposit of proxies may be waived or extended by the Chair of the Alacer Meeting at his or her discretion, without notice.

A Registered Alacer Shareholder executing the Alacer Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed form of proxy will vote the Alacer Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such Alacer Common Shares will be voted in favour of each of the matters referred to herein.

An Alacer Proxy given pursuant to this solicitation may be revoked at any time prior to its use. A Registered Alacer Shareholder who has given an Alacer Proxy may revoke the Alacer Proxy by:

(a)	completing and signing an Alacer Proxy bearing a later date and depositing it at the offices of AST;

(b)

depositing an instrument in writing executed by the Registered Alacer Shareholder or by the Registered Alacer Shareholder’s attorney duly authorized in writing or, if the Registered Alacer Shareholder is a body corporate, by a duly authorized officer or attorney either with AST at any time up to and including the last Business Day preceding the day of the Alacer Meeting or any adjournment or postponement thereof or with the Chairman of the Alacer Meeting prior to the commencement of the Alacer Meeting on the day of the Alacer Meeting or any adjournment or postponement thereof; or

(c)	in any other manner permitted by Law.

Such instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such Alacer Proxy.

Only Registered Alacer Shareholders have the right to revoke an Alacer Proxy. Non-Registered Alacer Shareholders (as defined below) that wish to change their voting instructions must, in sufficient time in advance of the Alacer Meeting, contact their Intermediary to arrange to change their voting instructions.

If, as a Registered Alacer Shareholder, you are using your control number to login to the Alacer Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote by online ballot on the matters put forth at the Alacer Meeting. If you do not wish to revoke a previously submitted proxy, you will not be able to participate at the Alacer Meeting online.

Voting of Alacer Common Shares Represented by Management Proxies

On any matter to be acted upon or any ballot that may be called for at the Alacer Meeting, the Alacer Common Shares represented by each properly executed Alacer Proxy in favour of the persons designated in the enclosed Alacer Proxy received by Alacer will be voted or withheld from voting in accordance with the specifications given by the Registered Alacer Shareholder. In the absence of such specifications in an enclosed Alacer Proxy where the Registered Alacer Shareholder has appointed the persons whose names have been pre-printed in the enclosed Alacer Proxy as the Alacer Shareholder’s nominee at the Alacer Meeting, the Alacer Common Shares represented by such Alacer Proxies will be voted FOR each of the matters specified in this Circular, including the Alacer Arrangement Resolution.

The enclosed Alacer Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Alacer Notice of Meeting and with respect to other matters, if any, which may properly come before the Alacer Meeting. At the date of this Circular, the management of Alacer knows of no such amendments, variations, or other matters to come before the Alacer Meeting. However, where a Registered Alacer Shareholder has appointed the persons whose names have been pre-printed in the enclosed Alacer Proxy as the Registered Alacer Shareholder’s nominee at the Alacer Meeting, if any amendments or variations to matters identified in the Alacer Notice of Meeting or other matters which are not now known to management of Alacer should properly come before the Alacer Meeting, the enclosed Alacer Proxy may be voted on such matters in accordance with the best judgment of the person voting the Alacer Proxy.

Advice to Beneficial Holders of Alacer Common Shares

Registered holders of Alacer Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Alacer Meeting. However, in many cases, Alacer Common Shares beneficially owned by a person (a “Non-Registered Alacer Shareholder”) are registered either: (i) in the name of an Intermediary (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Alacer Shareholder deals with in respect of the Alacer Common Shares, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or CDN) of which the Intermediary is a participant, and therefore are not a Registered Alacer Shareholder. Only Registered Alacer or duly appointed proxyholders are permitted to vote at the Alacer Meeting. Without specific instructions, Intermediaries are prohibited from voting securities for their clients.

Non-registered Alacer Shareholders (other than Alacer CDI Holders)

Non-Registered Alacer Shareholders who do not hold their Alacer Common Shares in their own name should also instruct their broker or other Intermediary to complete the Alacer Letter of Transmittal with respect to such holders’ Alacer Common Shares and to deliver such Alacer Letter of Transmittal to AST, as depository, in order to receive the Consideration Shares pursuant to the Arrangement.

A Non-Registered Alacer Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Alacer Common Shares directly at the Alacer Meeting or any adjournment or postponement thereof. Although a Non-Registered Alacer Shareholder may not be recognized directly at the Alacer Meeting for the purposes of voting Alacer Common Shares registered in the name of an intermediary, a Non-Registered Alacer Shareholder may virtually attend the Alacer Meeting as a proxyholder for the Registered Alacer Shareholder and vote their Alacer Common Shares in that capacity. To do this, a Non-Registered Alacer Shareholder must enter their own name in the blank space on the voting instruction form (or in the case of a U.S.-based holder, check the box) indicating that they or their appointee are going to attend and vote at the Alacer Meeting and return the Alacer VIF or voting instruction form to AST or their intermediary or Broadridge, as applicable, in accordance with the instructions provided well in advance of the Alacer Meeting. Non-Registered Alacer Shareholders must also have their third party proxyholder register by contacting AST at 1-866-

751-6315 or 1-212-235-5754, from Monday to Friday between 8:30 a.m. and 6:30 p.m. (Toronto time), no later than 12:00 p.m. (noon) (Denver time) on July 8, 2020, so that AST may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Alacer Meeting. Alacer may utilize Broadridge QuickVote™ service to assist Non-Registered Alacer Shareholders that are “non objecting beneficial owners” with voting their Alacer Common Shares over the telephone

If you have questions, you may contact Alacer’s proxy solicitation agent, Kingsdale Advisors, by telephone at 1-888-518-1557 (toll-free in North America), or 1-800-155-612 (toll-free in Australia), or Call Collect at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

(a) Distribution to Alacer NOBOs

In accordance with the requirements of NI 54-101, Alacer will have caused its agent to distribute copies of the Alacer Meeting Materials as well as a voting instruction form directly to each Non-Registered Alacer Shareholder who has provided instructions to an Intermediary that such Non-Registered Alacer Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner (a “Alacer Non-Objecting Beneficial Owner” or “Alacer NOBO”).

These Alacer Meeting Materials are being sent to both Registered Alacer Shareholders and Non-Registered Alacer Shareholders. If you are a Non-Registered Alacer Shareholder, and Alacer or its agent has sent these materials directly to you, your name and address and information about your holdings of Alacer Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these Alacer Meeting Materials to you directly, Alacer (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Alacer Meeting Materials distributed by Alacer’s agent to Alacer NOBOs include a voting instruction form (“Alacer VIF”). These Alacer VIFs are to be completed and returned to AST in accordance with the instructions. AST is required to follow the voting instructions properly received from Alacer NOBOs. AST will tabulate the results of the Alacer VIFs received from Alacer NOBOs and will provide voting instructions at the Alacer Meeting with respect to the common shares represented by the Alacer VIFs they receive. If the Alacer VIF is executed by an attorney for an individual shareholder or by an officer or attorney of a shareholder that is a company or association, documentation evidencing the power to execute the Alacer VIF may be required with signing capacity stated.

If an Alacer NOBO wishes to attend the Alacer Meeting and vote (or have another person attend and vote on behalf of the Alacer NOBO), the Alacer NOBO should insert the name of the Alacer NOBO (or the name of the person that the Alacer NOBO wants to attend and vote on the Alacer NOBO’s behalf) in the space provided on the Alacer VIF and return it to AST in accordance with the instructions provided on the Alacer VIF. An Alacer NOBO must have its proxyholder register by contacting AST at 1-866-751-6315 or 212-235-5754, from Monday to Friday between 8:30 a.m. and 6:30 p.m. (Toronto time), no later than 12:00 p.m. (noon) (Denver time) on July 8, 2020, so that AST may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Alacer Meeting.

If AST or Alacer receives a written request that the Alacer NOBO or its nominee be appointed as proxyholder, if management is holding a proxy with respect to Alacer Common Shares beneficially owned by such Alacer NOBO, Alacer must arrange, without expense to the Alacer NOBO, to appoint the Alacer NOBO or its nominee as proxyholder in respect of those Alacer Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the Alacer NOBO or its nominee is appointed as proxyholder by Alacer in this manner, the Alacer NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. If Alacer receives such instructions at least one Business Day before the deadline for submission of proxies, it is required to deposit the proxy within that deadline, in order to appoint the Alacer NOBO or its nominee as proxyholder. If an Alacer NOBO requests that the Alacer NOBO or its nominee be appointed as proxyholder, the Alacer NOBO or its appointed nominee, as applicable, will need to attend the meeting in order for the Alacer NOBOs vote to be counted.

(b) Distribution to Alacer OBOs

In addition, Alacer will have caused its agent to deliver copies of the Alacer Meeting Materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Alacer Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner (each a “Alacer Objecting Beneficial Owner” or “Alacer OBO”).

Applicable regulatory policy requires intermediaries to seek voting instructions from Alacer OBOs in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Alacer OBOs in order to ensure that their Alacer Common Shares are voted at the Alacer Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to an Alacer OBO by its intermediary is identical to the form of proxy provided to Registered Alacer Shareholders; however, its purpose is limited to instructing the Registered Alacer Shareholder on how to vote on behalf of the Alacer OBO. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are an Alacer OBO (holding your Alacer Common Shares through a bank, broker, trust company, or custodian) you are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Alacer OBOs can call the toll-free telephone number printed on their voting instruction form or go to www.proxyvote.com and enter their 16 digit control number to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Alacer Common Shares to be represented at the Alacer Meeting or any adjournment or postponement thereof.

Intermediaries are required to forward the Alacer Meeting Materials to Alacer OBOs unless an Alacer OBO has waived his or her right to receive them. Intermediaries often use service companies, such as Broadridge Financial Solutions, Inc., to forward the Alacer Meeting Materials to Alacer OBOs. Generally, those Alacer OBOs who have not waived the right to receive Alacer Meeting Materials will either:

(a)

be given an Alacer Proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Alacer Common Shares beneficially owned by the Alacer OBO, but which is otherwise uncompleted. This Alacer Proxy need not be signed by the Alacer OBO. In this case, the Alacer OBO who wishes to submit an Alacer Proxy should properly complete the Alacer Proxy and deposit it with AST in the manner set out above in this Circular, with respect to the Alacer Common Shares beneficially owned by such Alacer OBO; or

(b)

more typically, be given a voting information form which is not signed by the Intermediary and which, when properly completed and signed by the Alacer OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting information form will consist of a one-page pre-printed form. The purpose of this procedure is to permit the Alacer OBO to direct the voting of the Alacer Common Shares beneficially owned by such Alacer OBO.

If an Alacer OBO wishes to attend the Alacer Meeting and vote (or have another person attend and vote on behalf of the Alacer OBO), the Alacer OBO should insert the Alacer OBO’s name (or the name of the person the Alacer OBO wants to attend and vote on the Alacer OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the Alacer OBO’s Intermediary or send the Intermediary another written request that the Alacer OBO or its nominee be appointed as proxyholder. An Alacer OBO must also have its proxyholder register by contacting AST at 1-866-751-6315 or 212-235-5754, from Monday to Friday between 8:30 a.m. and 6:30 p.m. (Toronto time), no later than 12:00 p.m. (noon) (Denver time) on July 8, 2020, so that AST may provide the proxy holder with a Username via email. Without a Username, proxy holders will not be able to attend, participate or vote at the Alacer Meeting.

The Intermediary is required under NI 54-101 to arrange, without expense to the Alacer OBO, to appoint the Alacer OBO or its nominee as proxyholder in respect of the Alacer OBO’s Alacer Common Shares. Under NI 54-101, unless corporate Law does not allow it, if the Intermediary makes an appointment in this manner, the Alacer OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the Intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An Intermediary who receives such instructions at least one Business Day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the Alacer OBO or its nominee as proxyholder. If an Alacer OBO requests that the Intermediary appoint the Alacer OBO or its nominee as proxyholder, the Alacer OBO or its appointed nominee, as applicable, will need to attend the meeting in order for the Alacer OBO’s vote to be counted.

Alacer CDI Holders

An Alacer CDI is a CHESS depositary interest representing an uncertificated unit of beneficial ownership of an underlying Alacer Common Share, which are registered in the name of CDN.

As the holders of Alacer CDIs are not the legal owners of the underlying Alacer Common Shares, CDN is entitled to vote at the Alacer Meeting at the instruction of the holders of the Alacer CDIs.

As a result, holders of Alacer CDIs can expect to receive a VIF, together with the Alacer Meeting Materials from Link in Australia. These VIFs are to be completed and returned to Link in Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of CDIs.

If you hold your interest in CDIs through an Intermediary, you will need to follow the instructions of your Intermediary to request a form of legal proxy.

To obtain a copy of CDN’s Financial Services Guide, go to www.asx.com.au/cdis. Phone +61 2 9338 0000 (overseas) or +02 9227 0885 (within Australia) if you would like a copy sent to you by mail.

Alacer CDI holders in Australia, can contact the proxy solicitation agent, Kingsdale Advisors, for assistance by telephone at 1-888-518-1557 (tollfree in North America), or 1-800-155-612 (toll-free in Australia), or Call Collect at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.

Voting Securities of Alacer and Principal Holders Thereof

The Alacer Board has fixed the close of business on June 1, 2020 as the record date (the “Alacer Record Date”), being the date for the determination of the registered holders of Alacer Common Shares entitled to receive notice of, and vote at, the Alacer Meeting. All such holders of record of Alacer Common Shares on the Alacer Record Date are entitled either to attend the Alacer Meeting and vote the Alacer Common Shares held by them or, provided a completed and executed Alacer Proxy shall have been delivered to AST, within the time specified in the attached Alacer Notice of Meeting, to attend by Alacer Proxy and to vote the Alacer Common Shares held by them.

At the Alacer Meeting, Alacer Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Alacer Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Alacer Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Alacer Arrangement Resolution by Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting.

The authorized share capital of Alacer consists of an unlimited number of Alacer Common Shares and an unlimited number of preferred shares without par value. As at the Alacer Record Date, there were 294,824,008 Alacer Common Shares, and no preferred shares issued and outstanding. Each Alacer Common Share entitles the holder thereof as at the Alacer Record Date to one vote on all matters to be acted upon at the Alacer Meeting.

Business may be transacted at the Alacer Meeting if at least two persons who are, or who represent by proxy, Alacer Shareholders who, in total, hold at least 25% of the issued Alacer Common Shares entitled to vote at the Alacer Meeting.

To the knowledge of the directors and executive officers of Alacer, as at June 1, 2020, the following are the only persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Alacer Common Shares:

Name of Alacer Shareholder	Number and Percentage of Alacer Common Shares
Blackrock, Inc.	39,257,175 (13.45%)(2)

Notes:
(1)	Based on the Alternative Monthly Report filed by Blackrock, Inc. dated November 8, 2019.

THE ARRANGEMENT

As at the SSR Record Date, there were 123,320,657 SSR Common Shares and 294,824,008 Alacer Common Shares issued and outstanding. Alacer Shareholders will own approximately 43% of the post-Arrangement SSR Common Shares on an undiluted basis (assuming no additional SSR Common Shares are issued by SSR prior to the Effective Date on conversion or in settlement of SSR Options, SSR RSUs, SSR PSUs or SSR 2019 Convertible Notes, no Alacer Common Shares are issued by Alacer prior to the Effective Date in settlement of Alacer RSUs and no Dissent Rights are exercised in respect of the Alacer Arrangement Resolution). The Arrangement will be implemented by way of a court-approved Plan of Arrangement under the YBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order.

Background to the Arrangement

The execution of the Arrangement Agreement was the result of arm’s length negotiations among representatives and legal and financial advisors of Alacer and SSR. The following is a summary of the material events which led to the negotiations of the Arrangement Agreement and the negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

Both SSR and Alacer’s management teams regularly consider and investigate opportunities to enhance value for their respective shareholders, including monitoring the activities and assets of various industry participants in order to identify possible strategic transactions. Accordingly, each of SSR and Alacer had knowledge of each other’s operations and assets.

During November 2019, there were a number of informal meetings, phone conversations and email correspondence between members of SSR and Alacer’s senior management teams. During this time, each Party completed internal reviews of each other’s applicable assets based on publicly available information. This resulted in a meeting between representatives of SSR and Alacer on December 4th, 2019 to discuss, on a preliminary basis, the possibility of a zero-premium or low-premium merger-of-equals between the Parties. At this meeting, it was agreed that the Parties would re-engage in discussions in early 2020 with a view to entering into a confidentiality agreement and conducting mutual due diligence.

In early January 2020, further discussions with respect to a possible transaction and key transaction parameters took place during a meeting between the respective Chief Executive Officers and Chairs of each of SSR and Alacer. Following this meeting and after each Party consulted with its respective board of directors, it was concluded that the possible transaction warranted further dialogue and that the Parties would enter into a confidentiality agreement, including a 60-day exclusivity period, in order to conduct mutual due diligence. A mutual confidentiality agreement was executed on January 22, 2020 and reciprocal electronic data rooms were opened for each Party and its respective advisors to access on January 29, 2020.

Effective in late January 2020, Scotia Capital was verbally engaged as Alacer’s financial advisor to provide Alacer with financial advisory and investment banking services, including, if requested, providing a fairness opinion. On February 3, 2020, NBF began work as SSR’s financial advisor to provide SSR with financial advisory and investment banking services, including, if requested, providing a fairness opinion.

During the months of February and March 2020, the Parties continued exploratory discussions and conducted reciprocal site visits to further enhance the collective understanding of the entity and operations that could result from a merger-of-equals transaction. Members of Alacer’s senior management team visited SSR’s (i) Seabee Gold Operation in Saskatchewan, Canada on February 5 and 6, 2020 and (ii) Marigold mine in Nevada, U.S on February 18 and 19, 2020. Thereafter, members of SSR’s senior management team visited the Çöpler Mine on March 1 and 2, 2020. Due to travel restrictions as a result of COVID-19, representatives of Alacer were unable to physically visit SSR’s Puna Operations in Jujuy, Argentina but reviewed extensive technical data and conducted several management diligence calls in respect of these operations during the second half of March 2020. With the assistance of advisors, technical due diligence and valuation modeling in respect of each Party’s assets and operations continued during the months of March and April 2020. During this time and with the support and input from each Party’s respective board of directors, the Parties explored a variety of transaction structures, including the ultimate structure of the Arrangement, the composition of the board of directors of the Combined Company, the roles of the Chief Executive Officers and other members of senior management of the two companies in the Combined Company and other matters.

Following the site visits, the Parties continued with their due diligence investigations, including completing desk-top reviews of each other’s applicable assets. Due to the time and resources each Party was devoting to ongoing due diligence and negotiations, on March 20, 2020, SSR and Alacer extended the original exclusivity period by an additional 60 days to continue conducting technical, legal, financial and other due diligence. From March 20, 2020 until May 9, 2020, each of SSR and Alacer, with assistance from its advisors, conducted and completed their due diligence reviews of the other Party’s operations, business and affairs, including a review of certain confidential non-public documents and information made available in the electronic data rooms as well as through management calls.

At a meeting of the Alacer Board on April 7, 2020, the Alacer Board, with its legal advisor (Stikeman Elliott LLP) present, discussed the appropriate process for the Alacer Board in continuing to oversee the consideration and negotiation of the possible business combination with SSR. In light of the size of the Alacer Board (seven directors), its composition (six independent directors, with the only non-independent director being Alacer’s chief executive officer), the desire and ability of the independent directors to be fully-engaged in the process and the nature of the possible transaction, the Alacer Board determined that all independent directors would be involved in considering and overseeing the negotiations of the transaction. The Alacer Board also received further advice from its legal counsel regarding its duties and considerations in the context of reviewing and evaluating the proposed business combination with SSR.

On April 14, 2020, the SSR Board determined that it would be desirable to establish a special committee of independent directors to consider the possible business combination with Alacer. It appointed the SSR Special Committee consisting of four independent directors, Beverlee F. Park (acting as chair of the Special Committee), A.E. Michael Anglin, Brian Booth and Simon A. Fish, with a mandate to assess and examine the proposed business combination with Alacer. The SSR Special Committee was also vested with the authority to engage and retain professional advisors, including a financial advisor to review the proposed transaction and render an independent fairness opinion to the SSR Special Committee. The Special Committee engaged TD Securities, effective as of April 14, 2020, to act as its financial advisor, including, if requested, to provide a fairness opinion. The Special Committee also received advice from its legal counsel, McCarthy Tétrault LLP, regarding special committee duties and considerations in the context of reviewing and evaluating the proposed business combination with Alacer.

On April 24, 2020, Alacer engaged CIBC as a financial advisor to provide a fairness opinion, the fees for which were agreed to not be contingent on the substance of or the conclusions reached therein or on the completion of the Arrangement.

At various times during April and May 2020, the SSR Board met with the SSR management team, at which the management team provided updates on the status of the potential business combination with Alacer, including discussions of the strategic rationale and benefits. During these meetings, SSR’s financial and legal advisors provided updates with respect to their advisory and due diligence work. During this period of time, the SSR Special Committee met a total of eight times (with management and then in in-camera sessions only with its advisors) to discuss the proposed transaction and received updates from its financial and legal advisors, including with respect to valuation, due diligence, legal documentation and other pertinent matters. At each of these meetings, the SSR Board and the SSR Special Committee asked questions of management and advisors and had received and reviewed detailed materials in advance.

During the months of March, April and May 2020, NBF received access to extensive due diligence materials and information in respect of SSR and Alacer in connection with its fairness opinion investigation. TD Securities was also provided such information during the months of April and May 2020.

At various times during April and May 2020, the Alacer Board met a total of eight times with members of Alacer’s senior management team, at which the management team provided updates on the status of the potential transaction with SSR, including discussions of the strategic rationale and benefits. During these meetings, Alacer’s financial and/or legal advisors provided updates with respect to their advisory and due diligence work and management and advisors discussed with the Alacer Board matters with respect to valuation, due diligence, legal documentation and other pertinent matters. At each of these meetings, the Alacer Board asked questions of management and advisors and had received and reviewed detailed materials in advance. In addition, at each of these meetings, the Alacer Board met in-camera with only independent directors present to further consider the transaction and related matters.

During the months of March, April and May 2020, Scotia Capital received access to extensive due diligence materials and information in respect of SSR and Alacer in connection with its fairness opinion investigation. CIBC was also provided such information during the months of April and May 2020.

On April 13, 2020, an initial draft of the Arrangement Agreement was circulated by the legal advisors of Alacer to SSR and its legal advisors.

From April 13, 2020 until May 9, 2020, SSR and Alacer’s senior management teams and financial and legal advisors continued to negotiate the terms of the Arrangement Agreement, conduct due diligence and prepare and negotiate the relevant documentation, including the Arrangement Agreement, the Plan of Arrangement and the Voting Agreements. During this period, management of SSR conducted a number of formal and informal discussions with members of the SSR Board and the SSR Special Committee and management of Alacer conducted a number of formal and informal discussions with members of the Alacer Board, in each case providing updates on the status of the proposed business combination and obtaining their views on key transaction terms.

During the period from May 1, 2020 to May 8, 2020, the Alacer Board met three times to receive updates regarding the proposed transaction. At each meeting, the Alacer Board was provided with presentation materials prepared by management and Alacer’s advisors updating them on the status and terms of the proposed transaction, which included financial analyses, updated due diligence materials and summaries of the key terms of the Arrangement Agreement. At each of these meetings, the Alacer Board met in-camera with only independent directors present to discuss the proposed transaction and related matters.

On May 7, 2020, the SSR Special Committee and the SSR Board were provided with presentation materials from SSR management updating them on the status and terms of the proposed transaction, which included an analysis by TD Securities and NBF and updated due diligence materials from SSR’s legal advisors.

After the closing of trading on May 8, 2020, the proposed Exchange Ratio for the zero-premium merger-of-equals transaction was determined by the Parties based on the closing price of each Party’s common shares.

On May 9, 2020, the Alacer Board held a meeting with Alacer management, and legal and financial advisors attending as guests, to consider the draft of the Arrangement Agreement and related transactional matters. Following discussions regarding these matters, Scotia Capital and CIBC each delivered a detailed presentation on the work undertaken and methodology used for the purposes of preparing their respective opinions. The Alacer Board discussed the Arrangement Agreement and related matters and asked questions of Scotia Capital and CIBC regarding their analyses and of Stikeman Elliott LLP regarding the Arrangement Agreement. During the meeting, Scotia Capital provided an oral opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement was fair, from a financial point of view, to the

Alacer Shareholders. During the meeting, CIBC provided an oral opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio was fair, from a financial point of view, to the Alacer Shareholders. At this meeting, the Alacer Board met in-camera with only independent directors present to discuss matters relating to the proposed transaction.

On May 9, 2020, the SSR Special Committee held a meeting, with SSR management, and legal and financial advisors attending as guests and then without such guests in an in-camera session, to consider the draft of the Arrangement Agreement and the execution thereof, including the due diligence completed to date and other relevant matters. At this meeting, the SSR Special Committee received a verbal fairness opinion from TD Securities and a detailed presentation describing the Arrangement, the engagement of TD Securities, pertinent aspects of the parties to the Arrangement and outlining TD Securities’ approach to assessing fairness, analyses performed, and other transaction considerations, as well as the overall scope of review. McCarthy Tétrault LLP also provided an update on key legal terms in the Arrangement Agreement, Voting Agreements and related agreements. The members of the SSR Special Committee were given the opportunity to ask TD Securities and SSR’s legal advisors questions.

Following consideration of a number of factors and relying on financial, legal and other advisors and discussions with management and their review of the TD Fairness Opinion, the SSR Special Committee unanimously recommended the Arrangement to the SSR Board and, in particular, made the following recommendations to the SSR Board:

•	that the SSR Board determine that the Arrangement is in the best interests of SSR;

•	that the SSR Board unanimously recommend that the SSR Shareholders vote in favour of the SSR Share Resolution;

•	that the SSR Board determine that the Arrangement Agreement, and the terms and conditions thereof, and all matters contemplated therein, be approved;

•	that the SSR Board determine that SSR is authorized to enter into the Arrangement Agreement and perform all obligations of SSR thereunder; and

•

that based on the recommendation of SSR’s Corporate Governance and Nominating Committee and subject to the completion of the Arrangement, the SSR Board be reconstituted following the Effective Time, as set out in this Circular.

Later on May 9, 2020, the SSR Board met, with SSR’s management and legal and financial advisors attending as guests, to consider the Arrangement and the Arrangement Agreement and the execution thereof. The members of the SSR Board were given the opportunity to ask NBF and SSR’s legal advisors questions. At this meeting, the SSR Board received a verbal fairness opinion from NBF, which involved a detailed presentation describing the Arrangement, pertinent aspects of the parties to the Arrangement and outlining NBF’s approach to assessing fairness, analyses performed, and other transaction considerations, as well as the overall scope of review. The SSR Board considered a number of factors, including the recommendation of the SSR Special Committee and those factors discussed under the heading “The Arrangement – Reasons for the Arrangement”.

Following discussion, and after consultation with its legal and financial advisors, the SSR Board unanimously resolved, among other matters, that:

•	the Arrangement is in the best interests of SSR;

•	the SSR Board unanimously recommend that SSR Shareholders vote in favour of the SSR Share Resolution;

•	the Arrangement Agreement, and the terms and conditions thereof, and all matters contemplated therein, were approved; and

•	SSR was authorized to enter into the Arrangement Agreement and perform all obligations of SSR thereunder; and

•

based on the recommendation of SSR’s Corporate Governance and Nominating Committee and the Special Committee and subject to the completion of the Arrangement, the SSR Board be reconstituted following the Effective Time, as set out in this Circular.

On May 10, 2020, the Alacer Board held a meeting with Alacer management, and legal and financial advisors attending as guests, to consider the Arrangement Agreement and the execution thereof. The Alacer Board was provided with an update since its last meeting and was given an opportunity to discuss any matters or raise any questions with Alacer’s financial and legal advisors. The independent members of the Alacer Board met in-camera without management and non-independent directors present to consider the proposed transaction. Following discussion, the independent members of the Alacer Board determined that the Arrangement is in the best interests of Alacer and that it was the recommendation of the independent members of the Alacer Board that the Alacer Board approve the entering into of the Arrangement Agreement. Following this in-camera session, the Alacer Board reconvened. Following further discussions, the Alacer Board unanimously resolved, among other matters, that:

•	the Arrangement is in the best interests of Alacer and is fair to Alacer Shareholders;

•	the Arrangement Agreement and the Plan of Arrangement contemplated therein, were approved; and

•	the Alacer Board unanimously recommends that the Alacer Shareholders approve the Arrangement and vote in favour of the Alacer Arrangement Resolution.

In making its determinations, the Alacer Board considered a number of factors, including the factors discussed under the heading “The Arrangement – Reasons for the Arrangement”.

During the course of May 10, 2020, management of SSR and Alacer, along with their respective legal advisors, worked to finalize the Arrangement Agreement, the Plan of Arrangement, and the documents related thereto, following which the Arrangement Agreement and the Voting Agreements were executed and delivered. A joint press release announcing the Arrangement was issued by SSR and Alacer on May 11, 2020.

Required Vote

At the SSR Meeting, pursuant to the requirements of the TSX and Nasdaq, SSR Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the SSR Share Resolution authorizing the issuance of SSR Common Shares issued or issuable in connection with the Arrangement, the full text of which is set out in Appendix A, and the SSR Board Resolution. The SSR Share Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of SSR Common Shares to be issued to Alacer Shareholders pursuant to the Arrangement exceeds 25% of the number of SSR Common Shares issued and outstanding. In order to become effective, the SSR Share Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the SSR Share Resolution by SSR Shareholders virtually present or represented by proxy at the SSR Meeting.

The SSR Share Resolution approves the issuance of up to 96,873,955 SSR Common Shares to Alacer Shareholders (including Alacer RSU Participants) pursuant to the Plan of Arrangement, which represents 79% of the number of SSR Common Shares issued and outstanding as of June 1, 2020. No SSR Common Shares will be issued, or are issuable, to Alacer PSU Participants or the holders of the Alacer DSUs in connection with the Arrangement. See “Information Concerning Alacer – Description of Capital Structure – Share Incentive Plans”.

The TSX will generally not require further SSR Shareholder approval for the issuance of up to an additional 24,218,489 SSR Common Shares, such number being 25% of the number of SSR Common Shares approved for issuance pursuant to the SSR Share Resolution.

It is the intention of the persons named in the instrument of proxy enclosed with the SSR Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the SSR Resolutions.

At the Alacer Meeting, Alacer Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Alacer Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Alacer Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Alacer Arrangement Resolution by Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting

It is the intention of the persons named in the instrument of proxy enclosed with the Alacer Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Alacer Arrangement Resolution.

SSR Fairness Opinions

NBF was retained by SSR as its exclusive financial advisor with respect to a possible business combination transaction involving Alacer. The engagement includes providing SSR with financial advisory and investment banking services related thereto, including providing an opinion as to the fairness, from a financial point of view, of the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement to SSR.

On May 9, 2020, NBF orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR. The full text of the NBF Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the SSR Fairness Opinion, is attached as Appendix D to this Circular. The summary of the NBF Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to its engagement letter with NBF, SSR has agreed to pay NBF fees for its services as financial advisor, including a fixed fee for the NBF Fairness Opinion (which is not contingent on the substance of or conclusions reached in the NBF Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. SSR has also agreed to reimburse NBF for its reasonable expenses incurred in connection with its services and to indemnify NBF against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the NBF Fairness Opinion.

The NBF Fairness Opinion is not a recommendation to any SSR Shareholder as to how to vote or act on any matter relating to the Arrangement. The NBF Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to SSR or in which SSR might engage or as to the underlying business decision of SSR to proceeds with or effect the Arrangement. The NBF Fairness Opinion is only one factor that was taken into consideration by the SSR Board in making its determination to recommend that the SSR Shareholders vote in favour of the SSR Share Resolution. See “The Arrangement – Reasons for the Arrangement – SSR”.

The SSR Board urges SSR Shareholders to review the NBF Fairness Opinion carefully and in its entirety. See Appendix D of this Circular.

SSR Special Committee

The SSR Special Committee was formed to, among other things, examine and review the merits of the proposed transaction between SSR and Alacer and consider other available strategic alternatives in conjunction with management and SSR’s professional advisors and make recommendations to the SSR Board with respect to any such proposed transactions.

On May 9, 2020, TD Securities, financial advisor to the SSR Special Committee, orally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, based upon the scope of review and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR. The full text of the TD Fairness Opinion, setting out the scope of review, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the TD Fairness Opinion, is attached as Appendix D to this Circular. The summary of the TD Fairness Opinion in this Circular is qualified in its entirety by reference to the full text contained therein.

Pursuant to its engagement letter with TD Securities, SSR has agreed to pay TD Securities a financial advisory fee and a fixed opinion fee for the TD Fairness Opinion, which are not contingent on the substance of or the conclusions reached in the TD Fairness Opinion or the completion of the Arrangement. SSR has also agreed to reimburse TD Securities for its reasonable expenses incurred in connection with its services and to indemnify TD Securities against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the TD Fairness Opinion.

After careful consideration, including a thorough review of the Arrangement Agreement, the SSR Fairness Opinions, as well as a thorough review of other materials and information, including matters discussed in this Circular, and taking into account the best interests of SSR and in consultation with its legal advisors, the SSR Special Committee unanimously recommended to the SSR Board that the SSR Board determine that the Arrangement is in the best interest of SSR, the transactions contemplated by the Arrangement Agreement be approved and the SSR Board unanimously recommend that the SSR Shareholders approve the Arrangement and vote in favour of the resolution approving the Arrangement.

Recommendation of the SSR Board

After careful consideration, including a thorough review of the Arrangement Agreement, the SSR Fairness Opinions, as well as a thorough review of other matters, including those discussed in this Circular, the SSR Board has unanimously determined that the Arrangement is in the best interest of SSR and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the SSR Board has unanimously approved the Arrangement and unanimously recommends that the SSR Shareholders vote FOR the SSR Resolutions.

Alacer Fairness Opinions

Alacer’s Financial Advisors were retained by Alacer to provide opinions as to the fairness, from a financial point of view, of (i) in the case of Scotia Capital, the Consideration to be received by Alacer Shareholders and (ii) in the case of CIBC, the Exchange Ratio to Alacer Shareholders, pursuant to the Arrangement Agreement.

On May 9, 2020, each of Scotia Capital and CIBC verbally delivered their respective opinion, subsequently confirmed in writing, that as at the date thereof and subject to the assumptions, limitations and qualifications contained therein: (i) in respect of the Scotia Fairness Opinion, the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alacer Shareholders; and (ii) in respect of the CIBC Fairness Opinion, the Exchange Ratio is fair, from a financial point of view, to the Alacer Shareholders. The full text of each of the Scotia Fairness Opinion and the CIBC Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotia Fairness Opinion and CIBC Fairness Opinion, respectively, is attached as Appendix E to this Circular. The summaries of the Scotia Fairness Opinion and CIBC Fairness Opinion in this Circular are qualified in their entirety by reference to the full text contained therein.

Pursuant to its engagement letter with Scotia Capital, Alacer has agreed to pay Scotia Capital fees for its services as financial advisor, including a fixed opinion fee for the Scotia Fairness Opinion (which is not contingent on the substance of or the conclusions reached in the Scotia Fairness Opinion or the completion of the Arrangement) and fees that are contingent on completion of the Arrangement. Alacer has also agreed to reimburse Scotia Capital for its reasonable expenses incurred in connection with its services and to indemnity Scotia Capital against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the Scotia Fairness Opinion.

Pursuant to its engagement letter with CIBC, Alacer has agreed to pay CIBC a retainer fee and fixed opinion fee for the CIBC Fairness Opinion each of which is not contingent on the substance of or the conclusions reached in the CIBC Fairness Opinion or the completion of the Arrangement. Alacer has also agreed to reimburse CIBC for its reasonable expenses incurred in connection with its services and to indemnify CIBC against certain liabilities that might arise out of its engagement. The payment of expenses is not dependent on the completion of the Arrangement or the conclusions reached in the CIBC Fairness Opinion.

The Alacer Fairness Opinions are not recommendations to any Alacer Shareholder as to how to vote or act on any matter relating to the Arrangement. The Alacer Fairness Opinions are only two factors that were taken into consideration by the Alacer Board in making its decision to recommend that the Alacer Shareholders vote in favour of the Alacer Arrangement Resolution. See “The Arrangement – Reasons for the Arrangement – Alacer”.

The Alacer Board urges Alacer Shareholders to review the Alacer Fairness Opinions carefully and in their entirety.

Recommendation of the Alacer Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Alacer Fairness Opinions, as well as a thorough review of other matters, including those discussed in this Circular, the Alacer Board unanimously determined that the Arrangement is in the best interests of Alacer, that the Exchange Ratio and the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alacer Shareholders and has approved the transactions contemplated by the Arrangement Agreement. Accordingly, the Alacer Board has unanimously approved the Arrangement and unanimously recommends that the Alacer Shareholders vote FOR the Alacer Arrangement Resolution.

Reasons for the Arrangement

In reaching a conclusion that the Arrangement is in the best interest of SSR and Alacer, respectively, and in making their recommendations to SSR Shareholders and Alacer Shareholders, respectively, the SSR Board and Alacer Board considered and relied upon a number of factors, including:

(a)

Creation of a Diversified Gold Producer. The Arrangement is expected to create a leading intermediate gold producer with a diversified portfolio of high quality, long life operating assets across four jurisdictions. Based solely on analyst consensus estimates, the Combined Company would be estimated to produce an average of 780,000 gold-equivalent ounces at ~$900/oz AISC over the next three years.[5]

(b)

Experienced Leadership Team. The Combined Company will be led by board and management with shared track records of creating value through discovery, project development, and operations. The combined skill sets of management would include expertise in open pit and underground mining operations and pressure oxidation, heap

[5]	See “General Information – Cautionary Statement Regarding Forward-Looking Information”.

leach, and flotation processing operations. The Combined Company will be led by Michael Anglin (current SSR Chairman) as Chairman and Rodney Antal (Current Alacer President and CEO) as President and CEO. The board will have a total of 10 directors as set out elsewhere in this Circular.

(c)

Free Cash Flow Leader. Based solely on analyst consensus estimates, the Combined Company is currently forecasted to generate average annual pro forma free cash flow of ~$450M (2020E-2022E), well ahead of the peer group annual average of $275M (2020E-2022E).[6] [7]

(d)

Financial Strength. The Combined Company would be in a strong financial position with a strong balance sheet with consolidated cash and marketable securities, as at March 31, 2020, in excess of $700 million and net cash of more than $200 million to help finance growth and facilitate capital return evaluation.[8]

(e)

Organic Growth Potential. The Combined Company would control high quality mining assets in the United States, Canada, and Turkey, each situated within a significant district scale land package. The Combined Company would have multiple attractive greenfield and brownfield opportunities to which to allocate capital. Shareholders of the Combined Company may benefit from the successful track records of both SSR and Alacer with respect to mineral resource conversion, greenfield and brownfield exploration, and project construction.

(f)	Enhanced Market Presence. The Combined Company would have attractive trading liquidity across multiple global exchanges to drive enhanced capital markets presence and investor relevance.

(g)

An At-Market Share Exchange Ratio. The Exchange Ratio was based on closing market prices for both SSR and Alacer on the TSX on May 8, 2020. This at market exchange ratio of 0.3246 of an SSR Common Share for every Alacer Common Share is in line with the average market-based exchange from December 8, 2019 to May 8, 2020 of 0.3000, implying an at-market transaction consistent with recent time periods.

(h)

Participation by Both Companies’ Shareholders in the Combined Operations and Growth Projects. Through ownership of SSR Common Shares, both companies’ shareholders will continue to participate in the opportunities associated with the Combined Company’s

[6]

This Circular includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including free cash flow. Non-IFRS financial measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. Each of SSR and Alacer believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate business performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with each company’s consolidated financial statements. For additional information, readers should refer to non-GAAP financial measures disclosure in each company’s recent filings with the Canadian securities regulatory authorities on SEDAR at http://www.sedar.com as well as “Information Concerning SSR – Non-IFRS Measures”, “Information Concerning Alacer – Non-IFRS Measures” and “General Information – Cautionary Statement Regarding Forward-Looking Information”.

[7]

Based on the aggregate of the “street” consolidated consensus estimates of free cash flow over three years (2020 to 2022 inclusive) for Alacer and SSR sourced from Capital IQ as at May 8, 2020. Consensus estimates are intended to provide an “order of magnitude” indication for illustrative and comparison purposes only, and are not intended to be, and should not be treated as, a forecast, estimate or guidance made, adopted, confirmed or endorsed by either of Alacer or SSR or the Combined Company. The following equity research analysts have contributed to the consensus free cash flow figures presented herein: Bank of America Securities, BMO Capital Markets, Canaccord Genuity, CIBC Capital Markets, Cormark Securities Inc., Credit Suisse, Macquarie, National Bank Financial, RBC Capital Markets, Scotiabank, and UBS AG. Free cash flow is defined as operating cash flow less capital expenditures.

[8]

Cash and debt values are as at March 31, 2020; Marketable securities are valued as at May 8, 2020. Includes Alacer consolidated cash, which is a Non-IFRS measure and includes cash and cash equivalents, cash that is restricted and shown as a long-term asset in Alacer’s financial statements and attributable cash held by joint venture partners accounted for using the equity method. For further information, please see the “Non-GAAP Measures” section of Alacer’s most recent MD&A.

assets and properties. If the Arrangement is completed, SSR Shareholders will hold approximately 57% and Alacer Shareholders will hold approximately 43% of the issued and outstanding shares of SSR (on a non-diluted basis).

(i)

Voting Agreements. Directors and officers of SSR and Alacer have entered into Voting Agreements with SSR or Alacer, as applicable, pursuant to which, and subject to the terms thereof, they have agreed to vote their SSR Common Shares in favour of the SSR Share Resolution and to vote their Alacer Common Shares in favour of the Alacer Arrangement Resolution, as applicable. See “The Arrangement – Voting Support Agreements”.

(j)

Comprehensive Arm’s Length Negotiations. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of each Party’s legal counsel.

See “The Arrangement – Information About the Combined Company Following the Arrangement” and Appendix J for further information concerning SSR following completion of the Arrangement.

SSR

In addition to the factors listed above, the SSR Board also considered and relied upon the following factors in making its recommendation to SSR Shareholders:

(a)

SSR Fairness Opinions. Each of NBF and TD Securities provided its opinion to the SSR Board and the SSR Special Committee, respectively, to the effect that, as of May 9, 2020, based upon the scope of review and subject to the assumptions, limitations and qualifications set out in such opinions, the Consideration to be paid by SSR to the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR. See “The Arrangement – SSR Fairness Opinions”.

(b)

Review by SSR Special Committee. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its legal counsel, and in the judgment of the SSR Special Committee relying on financial, legal and other advisors and discussions with management and their review of the fairness opinions provided by NBF and TD Securities, that the Arrangement is in the best interests of SSR.

(c)

Superior Proposals. The Arrangement Agreement allows SSR, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal in respect of SSR that could reasonably be expected to lead to a Superior Proposal. The ability to terminate the Arrangement Agreement in specified circumstances, subject to a “right to match”, to accept a Superior Proposal on payment of the SSR Termination Amount provided further assurance to the SSR Board that SSR would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Covenants – Non-Solicitation”.

(d)

Shareholder Approval. The TSX and Nasdaq requirements that the SSR Share Resolution must be approved by an affirmative vote of a simple majority of the votes cast on the SSR Share Resolution by SSR Shareholders virtually present or represented by proxy at the SSR Meeting.

The SSR Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

(a)

The risks to SSR if the Arrangement is not completed, including the costs to SSR in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the inability to raise new funding.

(b)

The Arrangement Agreement’s restrictions on SSR soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)	The SSR Termination Amount payable to Alacer in certain circumstances, including if SSR enters into an agreement with a third party to acquire SSR that constitutes a Superior Proposal.

(d)	The right of Alacer to terminate the Arrangement Agreement under certain limited circumstances.

(e)	The potential risk of not obtaining requisite approvals to complete the Arrangement, including from the Court, SSR Shareholders or Alacer Shareholders.

(f)	The risk of delay or non-receipt of Key Regulatory Approvals.

The SSR Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the SSR Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the SSR Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The SSR Board’s recommendation was made after considering all of the above-noted factors and in light of the SSR Board’s knowledge of the business, financial condition and prospects of SSR, and was also based on the advice of legal advisors to the SSR Board. In addition, individual members of the SSR Board may have assigned different weights to different factors.

Alacer

In addition to the factors listed above, the Alacer Board also considered and relied upon the following factors in making its recommendation to Alacer Shareholders:

(a)

Consideration of Alternatives. Over the course of the past two to three years Alacer has considered numerous strategic opportunities including potential business combinations, asset acquisitions and mergers. In this regard, Alacer has entered into multiple confidentiality agreements with third parties in order to examine such potential business combinations, asset acquisitions and mergers but ultimately these transactions did not proceed due to technical, commercial and/or other considerations. With respect to the Arrangement, the Alacer Board carefully considered industry, economic and market conditions and outlooks, including its expectations of the future prospects of Alacer and SSR and Alacer’s experience in exploring other strategic opportunities reasonably available to Alacer. In light of the risks and potential upside associated with Alacer continuing to execute its business and strategic plan as a standalone entity with an operating mine in one jurisdiction, as opposed to the Arrangement, the Alacer Board believes that the Arrangement is in the best interests of Alacer as, among other things, the Combined Company will be better positioned to pursue a growth and value maximizing strategy as a result of the anticipated benefits of combining Alacer and SSR which include the creation of a diversified intermediate gold producer with a portfolio of high quality, long life operating assets across four jurisdictions.

(b)

Alacer Fairness Opinions. Scotia Capital and CIBC respectively provided the Scotia Fairness Opinion and the CIBC Fairness Opinion to the Alacer Board to the effect that, as of May 9, 2020, and subject to the assumptions, limitations and qualifications set out in the respective Alacer Fairness Opinions, (i) in respect of the Scotia Fairness Opinion, the Consideration to be received by the Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alacer Shareholders; and (ii) in respect of the CIBC Fairness Opinion, the Exchange Ratio is fair, from a financial point of view, to the Alacer Shareholders. See “The Arrangement – Alacer Fairness Opinions”.

(c)

Review by Alacer Board. The terms of the Arrangement are the result of a comprehensive negotiation process, undertaken with the oversight and participation of its legal counsel, and in the judgment of the Alacer Board relying on financial, legal and other advisors and discussions with management and their review of the Alacer Fairness Opinions, the Exchange Ratio and the Consideration to be received by the Alacer Shareholders is fair from a financial point of view to the Alacer Shareholders. The Alacer Board is comprised of seven directors, six of whom are independent. The independent directors of Alacer oversaw and participated in the negotiations of the Arrangement Agreement and met in-camera, without management present, at each meeting of the Alacer Board at which the Arrangement was considered.

(d)

Superior Proposals. The Arrangement Agreement allows Alacer, subject to compliance with the Arrangement Agreement, to furnish information and take certain other actions in respect of an unsolicited Acquisition Proposal in respect of Alacer that could reasonably be expected to lead to a Superior Proposal in respect of Alacer. The ability to terminate the Arrangement Agreement in specified circumstances, subject to a “right to match”, to accept a Superior Proposal on payment of the Alacer Termination Amount provided further assurance to the Alacer Board that Alacer would have a reasonable opportunity to consider a potential superior unsolicited alternative transaction if one is subsequently proposed. See “The Arrangement Agreement – Covenants – Non-Solicitation”.

(e)

ASX Listing. Under the Arrangement Agreement, SSR has agreed to apply for, and use commercially reasonable efforts to obtain, approval for the admission of SSR to the ASX official list on a Foreign Exempt Listing basis. As a result, it is expected that, assuming the requisite approvals of the ASX are obtained, holders of Alacer CDIs will receive SSR CDIs as consideration under the Arrangement.

(f)

Tax Deferred Rollover. The exchange of Alacer Common Shares for SSR Common Shares pursuant to the Arrangement will generally be a tax-deferred transaction for Canadian federal income tax purposes for Canadian Holders of Alacer Common Shares who do not elect to report a capital gain or loss on their Canadian federal income tax return in respect of the Arrangement, subject to the assumptions and discussion under the heading ‘’Income Tax Considerations - Certain Canadian Federal Income Tax Considerations’’. The exchange of Alacer Common Shares for SSR Common Shares pursuant to the Arrangement is also intended to qualify for tax-deferred treatment for U.S. federal income tax purposes for certain U.S. Holders of Alacer Common Shares, subject to the assumptions and discussion under the heading ‘’Income Tax Considerations - Certain United States Federal Income Tax Considerations”.

(g)	Shareholder Approval. The requirement that the Alacer Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast at the Alacer

Meeting by Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting.

(h)

Court Approval. The procedures by which the Arrangement is to be approved, including the requirement for approval by the Court after a hearing at which the fairness of the Arrangement to Alacer Shareholders will be considered.

(i)	Availability of Dissent Rights. The availability of Dissent Rights to the Registered Alacer Shareholders with respect to the Arrangement.

The Alacer Board also considered a number of potential issues regarding and risks resulting from the Arrangement, including:

(a)

The risks to Alacer if the Arrangement is not completed, including the costs to Alacer in resources and management attention in pursuing the Arrangement and the restrictions on the conduct of business prior to the completion of the Arrangement, including the ability to raise new funding.

(b)

The Arrangement Agreement’s restrictions on Alacer soliciting third parties to make an Acquisition Proposal prior to completion of the Arrangement and the specific requirements regarding what constitutes a Superior Proposal.

(c)	The Alacer Termination Amount payable to SSR in certain circumstances, including if Alacer enters into an agreement with a third party to acquire Alacer that constitutes a Superior Proposal.

(d)	The conditions to SSR’s obligations to complete the Arrangement, including that holders of no more than 10% of the issued and outstanding Alacer Common Shares shall have exercised Dissent Rights.

(e)	The right of SSR to terminate the Arrangement Agreement under certain limited circumstances.

(f)	The potential risk of not obtaining requisite approvals from the Court, Alacer Shareholders or SSR Shareholders.

(g)	The potential negative effect on Alacer’s relationship with its stakeholders, including partners, customers, suppliers, and employees.

(h)	The risk of delay or non-receipt of Key Regulatory Approvals.

The Alacer Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Risk Factors”.

The foregoing summary of the information and factors considered by the Alacer Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Alacer did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Alacer Board’s recommendation was made after considering all of the above-noted factors and in light of the Alacer Board’s knowledge of the business, financial condition and prospects of Alacer, and was also based on the advice of legal advisors to the Alacer Board. In addition, individual members of the Alacer Board may have assigned different weights to different factors.

Information About the Combined Company Following the Arrangement

Corporate Structure

On completion of the Arrangement, the Combined Company will continue to be a corporation existing under the BCBCA and the Former Alacer Shareholders (other than Alacer Dissenting Shareholders) will be shareholders of the Combined Company. After the Effective Date, Alacer will be a wholly-owned Subsidiary of SSR and Alacer’s Subsidiaries will be Subsidiaries of SSR.

The Combined Company will have two corporate offices, one in Denver, Colorado and one in Vancouver, British Columbia. Subsidiaries of the Combined Company will also have offices at its various mine sites. The articles of the Combined Company will be the current articles of SSR.

Following completion of the Arrangement, the Combined Company will have the following corporate structure:

Notes:

(1)	Intertrade Metals Corp. is the General Partner and SSR Mining is the Limited Partner.
(2)	Formerly known as Claude Resources Inc.
(3)	Lidya Mining holds the remaining 50% of the entity.
(4)	Lidya Mining holds 18.5% of this entity and Banka Kombetare Tregtare SHA, a bank wholly-owned by Çalik Holdings A. Ş., holds the remaining 1.5%.

Description of the Business

The Combined Company will be a North American-based resource company focused on precious metals production from its global portfolio of four operating mines including an 80% interest in the Çöpler Mine in Turkey, a 100% interest in the Marigold mine in Nevada, U.S., a 100% interest in the Seabee Gold Operation in Saskatchewan, Canada, and a 100% interest in the Puna Operations in Jujuy, Argentina.

Description of Securities

As of June 1, 2020, there were 123,320,657 SSR Common Shares issued and outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement an additional 95,699,873 SSR Common Shares will be issued upon the exchange of the Alacer Common Shares. All SSR Common Shares rank equally as to voting rights, participation in a distribution of SSR’s assets on a liquidation, dissolution or winding-up and the entitlement to dividends. The holders of SSR Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of SSR Shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each SSR Common Share carries with it the right to one vote. In the event of the Combined Company’s liquidation, dissolution or winding-up or other distribution of the Combined Company’s assets, the holders of SSR Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Combined Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Combined Company’s Board of Directors.

As of June 1, 2020, there were 3,617,013 Alacer RSUs outstanding. Assuming the Arrangement is completed in accordance with the Plan of Arrangement, 1,174,082 SSR Common Shares may be issuable in settlement of the Alacer RSUs.

Upon completion of the Arrangement, subject to the Foreign Exempt Listing Application being approved, Alacer CDI Holders will be issued consideration in the form of SSR CDIs quoted on ASX. The section below describes the key differences between SSR CDIs and SSR Common Shares.

SSR Common Shares are common shares in the share capital of SSR. Share certificates are evidence of legal title to SSR Common Shares and should be kept in safe custody; loss, defacement or destruction will necessitate a process of issuing a replacement certificate which may entail cost, time and appropriate indemnification and/or insurance. SSR Common Shares are listed on the TSX and Nasdaq only. Accordingly, investors who wish to trade SSR Common Shares on the open market must do so on the TSX or Nasdaq (SSR Common Shares cannot be traded on ASX). Such trades must be undertaken through a broker entitled to trade on the TSX. Not all Australian brokers are able to trade securities on the TSX. SSR Common Shares are listed and traded on the TSX in Canadian dollars. The Australian dollar value of SSR Common Shares will therefore depend on the prevailing A$:C$ exchange rate from time to time.

A CDI is a financial product quoted on ASX. CDIs represent an interest in the underlying security of the foreign company that is held on trust for the CDI holder by a depositary nominee. This allows investors to trade interests in foreign securities by trading the relevant CDIs on ASX. Each SSR CDI will represent one SSR Common Share and will confer a beneficial interest in that SSR Common Share. SSR Common Shares represented by SSR CDIs will be held by CDN, a wholly owned subsidiary of ASX, on behalf of the holders of SSR CDIs.

Upon SSR being admitted to the official list of ASX, SSR CDIs will be quoted and traded on ASX in Australian dollars. They will not be listed, and will not be able to be traded, on the TSX or Nasdaq.

The key features of SSR CDIs are summarized below.

General

Except for certain differences noted below, the rights attaching to SSR CDIs are economically equivalent to the rights attaching to SSR Common Shares, and SSR will generally be required to treat holders of SSR CDIs as if they were the holders of the SSR Common Shares represented by those SSR CDIs. This means that economic benefits such as dividends, bonus issues and rights issues will generally flow through to holders of SSR CDIs as if they were the registered holders of the underlying SSR Common Shares.

An entity that has CDIs issued over underlying securities is obliged to administer all corporate actions that result in (i) the issue of additional or replacement securities in respect of the underlying securities; or (ii) the cancellation, buy back or any other reduction in number of all or any of the underlying securities, as if each holder of CDIs was a holder of a corresponding number of underlying securities and to adjust the holding of each CDI holder as a result of the corporate action by in the first case above, issuing additional or replacement CDIs in the holder or in the second case, cancelling or otherwise reducing the number of CDIs in the holder’s existing holdings of CDIs.

Ratio

Each SSR CDI will represent one SSR Common Share held by CDN, a wholly owned subsidiary of ASX.

Voting

Holders of SSR CDIs will be sent notices of general meetings of SSR Shareholders at the same time as they are sent to SSR Shareholders.

As holders of SSR CDIs are not the registered holders of the SSR Common Shares represented by SSR CDIs, they will not be automatically entitled to vote in person at a general meeting of SSR Shareholders.

However, the holder of an SSR CDI can direct CDN to cast votes in a particular manner on their behalf or they can require CDN to appoint the holder (or a person nominated by the holder) as proxy to exercise the votes attaching to the SSR Common Shares represented by the holder’s SSR CDIs. In such latter case, a holder of an SSR CDI may, as proxy, attend and vote in person at a general meeting of SSR Shareholders.

Takeovers

CDN must not accept a takeover offer in respect of any SSR Common Shares representing SSR CDIs except to the extent that holders of SSR CDIs have authorized CDN to accept the offer. It is CDN’s responsibility to ensure that the bidder processes those acceptances.

Conversion of SSR CDIs into SSR Common Shares

Holders of SSR CDIs may at any time convert their SSR CDIs into SSR Common Shares listed on the TSX or Nasdaq by contacting:

(a)	the SSR CDI Subregistry (Computershare Investor Services Pty Ltd), if the SSR CDIs are held on the SSR CDI issued sponsored subregister; or

(b)	their controlling participant (usually their broker), if the SSR CDIs are held on a CHESS subregister of SSR CDIs.

Holders of SSR CDIs will be required to deliver up the documents (including, if applicable, an executed transfer) needed to transfer the underlying securities from the depositary nominee to the holder. Requests for conversion of SSR CDIs into SSR Common Shares (a movement from the ASX to the TSX) will ordinarily be processed on the same business day. Conversion is achieved by transferring the underlying SSR Common Shares from CDN to the holder of the SSR CDIs.

No settlement of a trade of the underlying SSR Common Shares can take place on the TSX until the conversion process has been completed.

Communications from SSR

SSR will communicate directly with holders of SSR CDIs with respect to corporate actions and will send notices and other documents (e.g. notices of meetings) to holders of SSR CDIs at the same time as they are sent to SSR shareholders.

Trading

Following the quotation of SSR CDIs on ASX (and subject to ASX approval), SSR CDIs will be able to be traded on ASX. SSR CDIs will not be tradeable on the TSX or Nasdaq. If a holder of SSR CDIs wishes to trade on the TSX or Nasdaq, they must convert the SSR CDIs into SSR Common Shares.

Dividends

Dividend record and payment dates will be the same for SSR Common Shares and SSR CDIs.

Any cash dividends or distributions will be converted by SSR or its agent from Canadian dollars into Australian dollars in accordance with the applicable exchange rate, from time to time, paid by SSR to the SSR CDI Subregistry (Computershare Investor Services Pty Ltd.) on trust for the holders of SSR CDIs (net of any currency conversion costs) and then paid directly to holders of SSR CDIs by the SSR CDI Subregistry on the payment date.

Evidence of ownership

If SSR CDIs are issued to you pursuant to the Arrangement, you will be sent a holding statement in respect of your issuer sponsored SSR CDIs rather than a holding statement or share certificate for the underlying SSR Common Shares. If your holding is in CHESS, the registry will provide a confirmation of issue. Holding statements will be dispatched in the first week after the month following a change in the number of SSR CDIs held by you.

SSR CDIs may be held on an issuer sponsored subregister or on a CHESS subregister. If you receive SSR CDIs under the Arrangement, you will receive them:

(a)	on the SSR CDI issuer sponsored subregister, to the extent they are issued for SSR Common Shares held on the SSR issuer sponsored register; and

(b)	on the SSR CDI CHESS subregister, to the extent they are issued for SSR Common Shares held on the SSR CHESS subregister.

The principal differences between holding SSR CDIs and SSR Common Shares

The principal difference between holding an SSR CDI and holding an SSR Common Share is that the holder of an SSR CDI has, through CDN, beneficial ownership of the SSR Common Share represented by their SSR CDI but is not the registered holder of the SSR Common Share and therefore cannot directly trade the underlying SSR Common Share.

As mentioned above under “Voting”, a holder of an SSR CDI may not be able to attend an SSR general meeting as a shareholder but can direct CDN how to vote or to appoint the holder as proxy.

(a)	SSR CDIs will be quoted on ASX and SSR Common Shares will be traded on the TSX

SSR CDIs will be tradeable on ASX only. This has the advantage that SSR CDIs can be traded during Australian business hours using Australian brokers in prices quoted in Australian dollars.

(b)	Exercise of shareholder rights

As holders of SSR CDIs are not registered shareholders of SSR, the rights attaching to SSR Common Shares which underlie their SSR CDIs must be exercised by CDN. A holder of SSR CDIs may instruct CDN to exercise those rights on their behalf. In contrast, a registered holder of SSR Common Shares can directly exercise the rights attaching to their SSR Common Shares in such manner as they choose.

Pro Forma Consolidated Capitalization Table

	SSR as at March 31, 2020 (US$’000s)	Pro-forma as at March 31, 2020 after Giving Effect to the Arrangement (US$’000s)
Share Capital	1,085,747	2,818,906
Other Reserves	2,158	2,158
Equity Component of Convertible Notes	106,425	106,425
Deficit	52,023	70,623

Total Equity	1,137,991	3,174,649

Pro forma Combined Financial Information

See Appendix J for selected pro forma combined financial information of SSR as at and for the three months ended March 31, 2020 and for the year ended December 31, 2019 after giving effect to the Arrangement. Reference should be made, among other things, to SSR’s audited consolidated annual financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 included in “Information Concerning SSR”, each of which is incorporated by reference in this Circular, and Alacer’s audited annual consolidated financial statements for the year ended December 31, 2019 and unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 included in “Information Concerning Alacer”, each of which is incorporated by reference in this Circular.

Dividends

Other than pursuant to the TSX’s policies and the BCBCA, there will be no restriction in the Combined Company’s articles or elsewhere which would prevent the Combined Company from paying dividends subsequent to the completion of the Arrangement. Currently, neither Alacer nor SSR pay dividends. The directors of the Combined Company will determine if, and when, dividends will be declared and paid in the future from funds properly applicable to the payment of dividends based on the Combined Company’s financial position at the relevant time. All of the SSR Common Shares will be entitled to an equal share in any dividends declared and paid.

Principal Holders of SSR Common Shares Upon Completion of the Arrangement

Other than as set out immediately below, to the knowledge of the directors and executive officers of SSR and Alacer, as of the date hereof, it is not anticipated that any securityholder will own of record or beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 10% of the voting rights attached to the SSR Common Shares following completion of the Arrangement.

Name of Shareholder(1) (2)	Number of Alacer Common Shares Directly or Beneficially Owned Prior to the Completion of the Arrangement	Number of SSR Common Shares Directly or Beneficially Owned After the Completion of the Arrangement	Percentage of SSR Common Shares Beneficially Owned after the Completion of the Arrangement
Van Eck Associates Corporation	27,728,904	23,963,363	10.9%

Notes:

(1)	This information as to ownership of SSR Common Shares, not being within the knowledge of SSR or Alacer, as applicable, has been obtained from the public record as at June 1, 2020.
(2)

On the completion of the Arrangement, Van Eck Associates Corporation will be entitled to be issued 9,000,802 SSR Common Shares, which represents 7.3% of the outstanding SSR Common Shares as at June 1, 2020.

Directors and Officers of the Combined Company

It is anticipated that following the completion of the Arrangement, the Combined Company’s board of directors will be composed of 10 directors. The following individuals will become directors of the Combined Company:

•	Michael Anglin (current Chairman and director of SSR)

•	Rodney Antal (current President & Chief Executive Officer and director of Alacer)

•	Thomas Bates, Jr. (current director of Alacer)

•	Brian Booth (current director of SSR)

•	Edward Dowling Jr. (current Chairman and director of Alacer)

•	Simon Fish (current director of SSR)

•	Alan Krusi (current director of Alacer)

•	Beverlee Park (current director of SSR)

•	Kay Priestly (current director of Alacer)

•	Elizabeth Wademan (current director of SSR)

In addition, the following individuals will become officers of the Combined Company:

•	Rodney Antal – President & Chief Executive Officer (current President & Chief Executive Officer and director of Alacer)

•	Stewart Beckman – EVP, Chief Operating Officer (current Chief Operating Officer of Alacer)

•	Adrian Dirassar – EVP, Chief Legal Officer and Corporate Secretary (current VP, Legal, General Counsel and Corporate Secretary of SSR)

•	F. Edward Farid – EVP, Chief Corporate Development Officer (current SVP, Business Development and Investor Relations of Alacer)

•	Gregory Martin – EVP, Chief Financial Officer (current SVP, Chief Financial Officer of SSR)

•	Michael Sparks – EVP, Chief Administrative Officer (current Chief Legal Officer and Secretary of Alacer)

Auditors, Transfer Agents and Registrar

Auditors

PricewaterhouseCoopers LLP are the auditors of SSR. Following the completion of the Arrangement, the Combined Company’s auditor is expected to continue to be PricewaterhouseCoopers LLP.

Transfer Agents, Registrars or Other Agents

SSR’s registrar and transfer agent is Computershare, located in Vancouver, British Columbia. Following the completion of the Arrangement, the Combined Company’s registrar and transfer agent is expected to continue to be Computershare.

Voting Support Agreements

Alacer has entered into SSR Voting Agreements with officers and directors of SSR, pursuant to which the SSR Supporting Shareholders have agreed, subject to the terms and conditions of the SSR Voting Agreements, to vote their SSR Common Shares in favour of the SSR Share Resolution to approve the issuance of SSR Common Shares in connection with the Arrangement. As at the SSR Record Date, the SSR Supporting Shareholders collectively beneficially owned or exercised control or direction over 228,355 SSR Common Shares, representing approximately 0.19% of the outstanding SSR Common Shares.

SSR has entered into Alacer Voting Agreements with officers and directors of Alacer, pursuant to which the Alacer Supporting Shareholders have agreed, subject to the terms and conditions of the Alacer Voting Agreements, to vote their Alacer Common Shares in favour of the Alacer Arrangement Resolution to approve the Arrangement. As at the Alacer Record Date, the Alacer Supporting Shareholders collectively beneficially owned or exercised control or direction over 3,086,178 Alacer Common Shares, representing approximately 1.05% of the outstanding Alacer Common Shares.

Their respective obligations under the Voting Agreements may be terminated at any time upon the written agreement of either SSR or Alacer, as the case may be, and the Supporting Shareholders, and will be terminated if the Arrangement Agreement is terminated in accordance with its terms.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix C of this Circular.

The purpose of the Arrangement is to effect the combination of the businesses of SSR and Alacer. Pursuant to the Arrangement Agreement, SSR and Alacer have agreed to complete the Arrangement pursuant to which, among other things, SSR will acquire all of the issued and outstanding Alacer Common Shares (other than shares held by an Alacer Dissenting Shareholder, which will be repurchased for cancellation by Alacer). Upon completion of the Arrangement, Alacer will be a wholly-owned Subsidiary of SSR.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to be in the third quarter of 2020. At the Effective Time, the following shall occur or be deemed to occur sequentially in the following order:

1.	each Alacer Common Share held by an Alacer Dissenting Shareholder shall be deemed to be irrevocably transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Alacer for the consideration contemplated in Article 4 of the Plan of Arrangement, and: (i) the name of such Alacer Dissenting Shareholder shall be removed from the central securities register as a holder of Alacer Common Shares and such Alacer Common Shares shall be cancelled and cease to be outstanding; and (ii) such Alacer Dissenting Shareholder will cease to have any rights as an Alacer Shareholder other than the right to be paid the fair value for their Alacer Common Shares as set out in Article 4 of the Plan of Arrangement;

2.

each Alacer Common Share (other than an Alacer Common Share held by an Alacer Dissenting Shareholder) shall be deemed to be transferred to SSR, and, in consideration therefor, SSR shall issue the Consideration for each Alacer Common Share, subject to Section 3.3 and Article 5 of the Plan of Arrangement;

3.

each Alacer RSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer RSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer RSU Plan, the terms of the Alacer RSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer RSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

4.

concurrently with the events described in (3), above, each Alacer PSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer PSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer PSU Plan, the terms of the Alacer PSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer PSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places; and

5.

concurrently with the events described in (3) and (4), above, each Alacer DSU shall, without any further action on the part of any holder of Alacer DSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer DSU Plans, the terms of the Alacer DSUs shall be amended so as to substitute for the Alacer Common Shares subject to such Alacer DSUs such number of SSR Common Shares equal to (A) the number of Alacer Common Shares subject to the Alacer DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places.

No fractional SSR Common Shares will be issued to Alacer Shareholders. The number of SSR Common Shares to be issued to Alacer Shareholders will be rounded down to the nearest whole SSR Common Share in the event that an Alacer Shareholder is entitled to a fractional share representing less than a whole SSR Common Share. In lieu of any such fractional SSR Common Share, a person otherwise entitled to a fractional SSR Common Share shall receive a cash payment determined by reference to the volume weighted average trading price of SSR Common Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

See the “Plan of Arrangement” attached as Appendix C for additional information.

Shareholder Approval

(a) SSR Shareholder Approval

At the SSR Meeting, SSR Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the SSR Share Resolution authorizing the issuance of SSR Common Shares in connection with the Arrangement, the full text of which is set out in Appendix A, and the SSR Board Resolution. The SSR Share Resolution is required pursuant to section 611 of the TSX Company Manual, as the number of SSR Common Shares to be issued to Alacer Shareholders pursuant to the Arrangement exceeds 25% of the number of SSR Common Shares issued and outstanding. In order to become effective, each of the SSR Share Resolution and the SSR Board Resolution must be approved by an affirmative vote of a simple majority of the votes cast on such resolution by SSR Shareholders virtually present or represented by proxy at the SSR Meeting.

It is the intention of the persons named in the instrument of proxy enclosed with the SSR Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the SSR Resolutions.

(b) Alacer Shareholder Approval

At the Alacer Meeting, Alacer Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation the Alacer Arrangement Resolution authorizing the Arrangement, the full text of which is set out in Appendix B. In order to become effective, the Alacer Arrangement Resolution must be approved by an affirmative vote of at least two-thirds of the votes cast on the Alacer Arrangement Resolution by Alacer Shareholders virtually present or represented by proxy at the Alacer Meeting.

It is the intention of the persons named in the instrument of proxy enclosed with the Alacer Meeting Materials, if not expressly directed to the contrary in such instrument of proxy, to vote such proxy in favour of the Alacer Arrangement Resolution.

Court Approval

The YBCA requires that the Court approve the Arrangement.

On June 2, 2020, Alacer obtained the Interim Order providing for the calling and holding of the Alacer Meeting and other procedural matters and filed the Notice of Application for Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application for Final Order are attached as Appendix F and Appendix G, respectively, to this Circular.

The Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Whitehorse time) on July 15, 2020, via conference call, toll free number 1-855-950-3716, guest passcode 592187, or as soon thereafter as counsel for Alacer may be heard at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon, Y1A 5H6, subject to the Alacer Shareholder Approval and the SSR Shareholder Approval. At the hearing, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the 1933 Act for the issuance of securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.

Under the terms of the Interim Order, each Alacer Shareholder, Alacer CDI Holder, as well as holders of the Alacer DSUs, Alacer RSUs and Alacer PSUs, directors of Alacer, the auditor of Alacer and other interested persons with leave of the Court, will have the right to appear and make submissions at the application for the Final Order. Any person desiring to appear at the hearing of the application for the Final Order is required to indicate his, her or its intention to appear by filing with the Court and serving

Alacer, as applicable, at the addresses set out below, on or before 10:00 a.m. (Whitehorse time) on July 13, 2020, a Response, including his, her or its address for service, together with all materials on which he, she or it intends to rely at the application. The Response and supporting materials must be delivered, within the time specified, to Alacer at the following address: c/o Austring Fairman & Fekete, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 (Attention: Lorne Austring).

The Notice of Application for Final Order is attached as Appendix G.

Subject to the Court ordering otherwise, only those persons who file a Response in compliance with the Interim Order will be provided with notice of the materials to be filed with the Court and the opportunity to make submissions in support or opposition of the Final Order. In the event that the hearing is postponed, adjourned or rescheduled, then subject to further order of the Court only those persons having previously served a Response in compliance with the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for Final Order which includes the relief sought in the Final Order is attached as Appendix G to this Circular.

Alacer Shareholders, holders of the Alacer DSUs, Alacer RSUs, Alacer PSUs, directors of Alacer, the auditor of Alacer or other interested persons with leave of the Court who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

The Final Order, if granted, will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to the Section 3(a)(10) Exemption, with respect to the issuance of the Consideration Shares and Consideration CDIs issuable to Alacer Shareholders and Alacer CDI Holders in exchange for their Alacer Common Shares and Alacer CDIs, respectively, pursuant to the Arrangement. The Court has been informed of this effect of the Final Order.

Key Regulatory Approvals

It is a condition to the completion of the Arrangement that each of the Key Regulatory Approvals will have been received by the Parties, including the Turkey Competition Clearance, the Investment Canada Act Approval and the ASIC Relief or Requirements.

Stock Exchange Regulatory Matters

It is a condition to the completion of the Arrangement that the TSX will have conditionally approved the listing of the SSR Common Shares to be issued pursuant to the Arrangement and that Nasdaq will have completed its review of the listing of such SSR Common Shares.

If the Foreign Exempt Listing Application is approved, and SSR is listed as a Foreign Exempt Listing on ASX, and approval is given for the issue of the Consideration CDIs for quotation, Alacer CDI Holders will be issued SSR CDIs pursuant to the Arrangement. However, approval of the Foreign Exempt Listing Application is not a condition to the completion of the Arrangement.

Procedure for Exchange of Alacer Common Shares for SSR Common Shares

For each Registered Alacer Shareholder, accompanying this Circular is an Alacer Letter of Transmittal. Alacer has enclosed an envelope with the Alacer Meeting Materials in order to assist Alacer Shareholders with returning Alacer Letters of Transmittal and related documents to AST, as depositary under the Arrangement. Alacer CDI Holders will not need to submit an Alacer Letter of Transmittal.

In order for a Registered Alacer Shareholder to receive the Consideration for each Alacer Common Share held by such Registered Alacer Shareholder, such Registered Alacer Shareholder must deposit the certificate(s) representing his, her or its Alacer Common Shares or applicable DRS Statement(s) with AST, as depositary. The Alacer Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in the Alacer Letter of Transmittal or as reasonably requested by AST, must accompany all certificates or DRS Statements for Alacer Common Shares deposited for payment pursuant to the Arrangement.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In all cases, issuance of the Consideration Shares for Alacer Common Shares will be made only after timely receipt by AST of a duly completed and signed Letter of Transmittal, together with certificates representing such Alacer Common Shares or applicable DRS Statements and such other documents and instruments referred to in the Alacer Letter of Transmittal or as AST may require from time to time, acting reasonably. AST will issue the Consideration Shares an Alacer Shareholder is entitled to receive in accordance with the instructions in the Alacer Letter of Transmittal. SSR reserves the right, if it so elects in its absolute discretion, to instruct AST to waive any irregularity contained in any Alacer Letter of Transmittal received by AST. As soon as practicable following the later of the Effective Date and the deposit of the Alacer Common Shares, including delivery of the Alacer Letter of Transmittal, certificates and other corresponding documents required from the Alacer Shareholder, AST shall forward the Consideration Shares payable to the applicable Alacer Shareholder in accordance with the Plan of Arrangement and the instructions in the Alacer Letter of Transmittal.

Any Non-Registered Alacer Shareholder whose Alacer Common Shares are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Alacer Common Shares and should follow the instructions of such nominee in order to deposit such Alacer Common Shares with AST.

The method used to deliver an Alacer Letter of Transmittal and any accompanying certificates and other relevant documents, if any, is at the option and risk of the relevant Alacer Shareholder. Delivery will be deemed effective only when such documents are actually received by AST at the address set out in the Alacer Letter of Transmittal. Alacer recommends that the necessary documentation be hand delivered to AST and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

Under no circumstances will interest on the Consideration Shares to be issued in connection with the Arrangement accrue or be paid by SSR, Alacer or AST to persons delivering an Alacer Letter of Transmittal in connection with the Arrangement, regardless of any delay in making such payment.

Certificates representing SSR Common Shares will be forwarded by first class mail to the addresses supplied in the Alacer Letter of Transmittal, if any, or to the address of the Registered Alacer Shareholder as last shown on record with Alacer, or held at an AST office set out in the Alacer Letter of Transmittal for pick-up. Delivery of such certificates representing SSR Common Shares in accordance with an Alacer Shareholder’s instructions in the Letter of Transmittal will be deemed to constitute receipt by such Alacer Shareholder.

In the event any certificate that represented one or more outstanding Alacer Common Shares immediately prior to the Effective Time (and which were transferred or surrendered pursuant to the Plan of Arrangement) has been lost, stolen or destroyed, then the Alacer Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to AST. Upon making of an affidavit of that fact that such certificate has been lost, stolen or destroyed by the Registered Alacer Shareholder of such Alacer Common Shares and the receipt by AST of an Alacer Letter of Transmittal and any other documents AST requires, AST will issue in exchange for such lost, stolen or destroyed certificate, the Consideration Shares which such Registered Alacer Shareholder is entitled to receive pursuant to the Plan of Arrangement. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Registered Alacer Shareholder to whom the payment is made will, as a condition precedent to the delivery of such Consideration Shares, be required to give a bond satisfactory to SSR, Alacer and AST, as depositary, in such sum as SSR, Alacer and AST may direct or otherwise indemnify SSR, Alacer and AST in a manner satisfactory to SSR, Alacer and AST against any claim that may be made against SSR, Alacer and AST with respect to the certificate alleged to have been lost, stolen or destroyed.

Cancellation of Rights

If any former Registered Alacer Shareholder fails to deliver to AST on or before the date that is three years less one day after the Effective Date the Alacer Letter of Transmittal, the certificates representing the Alacer Common Shares held by such Alacer Shareholder and any other certificates, documents or instruments required to be delivered to AST in order for such Alacer Shareholder to receive the Consideration Shares which such former holder is entitled to receive, then on such date (i) the Consideration Shares that such Former Alacer Shareholder was entitled to receive shall be automatically cancelled without any payment of capital in respect thereof and the certificates representing such SSR Common Shares shall be delivered to SSR by AST and the share certificates shall be cancelled by SSR, and the interest of the Former Alacer Shareholder in such Consideration Shares and any other consideration in respect thereof shall be terminated as of such final date. In addition, any payment made by way of cheque by SSR or AST pursuant to the Plan of Arrangement that has not been deposited or has been returned or that otherwise remains unclaimed, in each case, on the date that is three years less one day after the Effective Date, shall be returned by AST to SSR and any right or claim to payment under the Plan of Arrangement that remains outstanding on such date shall cease to represent a right or claim by or interest of any kind or nature and the right of the Former Alacer Shareholder to receive any such consideration pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to SSR, for no consideration.

Procedure for Exchange of Alacer CDIs for SSR CDIs

Alacer CDI Holders are entitled to participate in the Plan of Arrangement. If the Alacer Arrangement Resolution is approved and implemented, holders of Alacer CDIs (other than Alacer Dissenting Shareholders) will receive SSR CDIs at the Effective Time (subject to the Foreign Exempt Listing being approved by ASX) or SSR Common Shares as consideration regardless of whether or not the Alacer CDI Holder provided an instruction to vote for or against the Arrangement.

At the Effective Time, Alacer CDI Holders will cease to own Alacer CDIs and unless they are Alacer Dissenting Shareholders will receive 0.3246 SSR CDIs for each Alacer CDI held subject to the Foreign Exempt Listing being approved by ASX. Within approximately five business days of the Effective Date, Alacer CDI Holders will receive an issuer sponsored or CHESS statement (depending on which sub-register their securities are held on) outlining the number of SSR CDIs they hold. See “The Arrangement – Information About the Combined Company Following the Arrangement – Description of Securities” for information as to the key features of SSR CDIs and how they may be exchanged for SSR Common Shares.

If the Foreign Exempt Listing is not approved, Alacer CDI Holders will cease to own Alacer CDIs and will receive 0.3246 SSR Common Shares for each Alacer CDI held.

Alacer CDI Holder Instructions, Notifications and Elections

To the extent permitted by Law, all instructions, notifications or elections by each Alacer CDI Holder to Alacer binding or deemed binding between the Alacer CDI Holder and Alacer relating to Alacer or its securities, including instructions, notifications or elections relating to:

•	whether distributions or dividends are to be paid by cheque or into a specific account; and

•	notices or other communications from Alacer (including by email),

will be deemed from the Effective Date (except to the extent determined otherwise by SSR in its sole discretion) to be made by the Alacer CDI Holder to SSR and to be a binding instruction, notification or election to, and accepted by, SSR in respect of any SSR CDIs provided to that Alacer CDI Holder until and unless that instruction, notification or election is revoked or amended with the SSR CDI Registry in Australia.

Dissent Rights Under the Arrangement

Registered Alacer Shareholders who wish to dissent with respect to the Alacer Arrangement Resolution should take note that strict compliance with the dissent procedures is required.

The following description of the dissent procedures is not a comprehensive statement of the procedures to be followed by an Alacer Dissenting Shareholder who seeks payment of the fair value of its Alacer Common Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order, section 193 of the YBCA and the Plan of Arrangement which are attached to this Circular as Appendix F, Appendix I and Appendix C, respectively. An Alacer Dissenting Shareholder who intends to exercise the Dissent Rights should carefully consider and comply with the provisions of sections 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement, and seek independent legal advice. Failure to comply strictly with the provisions of the YBCA, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein, may result in the loss of all rights thereunder, including the right to be paid the fair value for their Alacer Common Shares.

Each Registered Alacer Shareholder may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. Each Alacer Dissenting Shareholder who duly exercises its Dissent Rights in accordance with the Plan of Arrangement, shall be deemed to have irrevocably transferred all Alacer Common Shares held by such Alacer Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to Alacer, free and clear of all Liens, and if such Alacer Dissenting Shareholder:

(a)

is ultimately entitled to be paid fair value for its Alacer Common Shares, such Alacer Dissenting Shareholder: (i) shall be deemed not to have participated in the Arrangement; (ii) will be entitled to be paid the fair value of such Alacer Common Shares by Alacer, which fair value, notwithstanding anything to the contrary contained in section 193 of the YBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Alacer Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Alacer Dissenting Shareholder had not exercised its Dissent Rights in respect of such Alacer Common Shares; or

(b)

ultimately is not entitled, for any reason, to be paid fair value for such Alacer Common Shares, such Alacer Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alacer Common Shares and shall be entitled to receive only the SSR Common Shares contemplated by the Plan of Arrangement that such Alacer Dissenting Shareholder would have received pursuant to the Arrangement if such Alacer Dissenting Shareholder had not exercised its Dissent Rights, but in no case shall SSR, Alacer or any other person be required to recognize any Alacer Dissenting Shareholder as a holder of Alacer Common Shares in respect of which Dissent Rights have been validly exercised after the completion of the above referenced transfer under the Plan of Arrangement, and the name of such Alacer Dissenting Shareholder shall be removed from the register of Alacer Shareholders as to those Alacer Common Shares in respect of which Dissent Rights have been validly exercised.

Non-Registered Alacer Shareholders who wish to dissent with respect to their Alacer Common Shares should be aware that only Registered Alacer Shareholders are entitled to dissent with respect to them. Accordingly, a Non-Registered Alacer Shareholder who wishes to exercise Dissent Rights must make arrangements for the Registered Alacer Shareholder holding such Non-Registered Alacer Shareholder’s Alacer Common Shares to transfer such Alacer Common Shares into the name of the Non-Registered Alacer Shareholder prior to the time the Dissent Notice is required to be received by Alacer, in which case the Non-Registered Alacer Shareholder would be able to exercise the Dissent Rights directly, or, alternatively, make arrangements for the Registered Alacer Shareholder to exercise Dissent Rights on behalf of the Non-Registered Alacer Shareholder. A Registered Alacer Shareholder, such as an intermediary, who holds Alacer Common Shares as nominee for Non-Registered Alacer Shareholders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such Non-Registered Alacer Shareholders with respect to all of the Alacer Common Shares held for such Non-Registered Alacer Shareholders.

Pursuant to section 193 of the YBCA, the Interim Order and the Plan of Arrangement, every Registered Alacer Shareholder who dissents from the Alacer Arrangement Resolution in compliance with section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement will be entitled to be paid by Alacer the fair value of the Alacer Common Shares held by such Alacer Dissenting Shareholder determined as of the close of business on the Business Day immediately preceding the date on which the Alacer Arrangement Resolution was adopted.

A Registered Alacer Shareholder who wishes to dissent to the Alacer Arrangement Resolution must deliver written notice of dissent (a “Notice of Objection”) to Alacer c/o Austring Fairman & Fekete, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 (Attention: Lorne Austring) by 5:00 p.m. (Vancouver time) on July 8, 2020, and such Notice of Objection must strictly comply with the requirements of section 193 of the YBCA, as modified by the Interim Order and the Plan of Arrangement. The Notice of Objection must set out the number of Alacer Common Shares in respect of which Notice of Objection is to be sent (the “Arrangement Notice Shares”) and be in respect of all of the Alacer Common Shares held by the Registered Alacer Shareholder, either directly or as a nominee for a Non-Registered Shareholder.

Any failure by a Registered Alacer Shareholder to fully comply may result in the loss of that holder’s Dissent Rights with respect to the Arrangement.

The delivery of a Notice of Objection does not deprive an Alacer Dissenting Shareholder of its right to vote at the Alacer Meeting, however, a vote in favour of the Alacer Arrangement Resolution will result in a loss of its Dissent Right. A vote against the Alacer Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Objection, but an Alacer Shareholder need not vote his, her or its Alacer Common Shares against the Alacer Arrangement Resolution in order to object. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Alacer Arrangement Resolution does not constitute a Notice of Objection in respect of the Alacer Arrangement Resolution, but any such proxy granted by a Alacer Shareholder who intends to dissent should be validly revoked in order to prevent the proxy holder from voting such Alacer Common Shares in favour of the Alacer Arrangement Resolution. A vote in favour of the Alacer Arrangement Resolution, whether in person or by proxy, will constitute a loss of an Alacer Shareholder’s right to dissent. However, an Alacer Shareholder may vote as a proxy holder for another Alacer Shareholder whose proxy required an affirmative vote, without affecting the right of the proxy holder to exercise Dissent Rights. See “General Proxy Matters of Alacer—Appointment and Revocation of Proxies”.

If the Alacer Arrangement Resolution is adopted by the Alacer Shareholders, the Alacer Dissenting Shareholder and Alacer may agree on the payout value of the Arrangement Notice Shares; otherwise, the Alacer Dissenting Shareholder or Alacer may apply to the Court to fix the fair value of the Alacer Dissenting Shareholder’s Arrangement Notice Shares and the Court shall make an order fixing the fair value of such Arrangement Notice Shares, giving judgment in that amount against Alacer in favour of the Alacer Dissenting Shareholder and fixing the time by which Alacer must pay that amount to the Alacer Dissenting Shareholder. If such an application is made by an Alacer Dissenting Shareholder or Alacer, Alacer shall, unless the Court otherwise orders, send to each Alacer Dissenting Shareholder a written offer (the “Offer to Purchase”) to pay the Alacer Dissenting Shareholder, an amount considered by the directors of Alacer to be the fair value of the subject Arrangement Notice Shares, together with a statement showing how the fair value of the subject Arrangement Notice Shares was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the Alacer Dissenting Shareholder’s Arrangement Notice Shares, such Alacer Dissenting Shareholder may make an agreement with Alacer for the purchase of such Arrangement Notice Shares, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each Alacer Dissenting Shareholder within 10 days of Alacer being served with a copy of the originating notice if the

Alacer Dissenting Shareholder is the applicant, or at least 10 days before the date on which the application is returnable if Alacer is the applicant. Any order of the Court may also contain directions in relation to the payment to the Alacer Dissenting Shareholder of all or part of the sum offered by for the Arrangement Notice Shares, the deposit of the share certificates representing the Arrangement Notice Shares, and other matters. If an Alacer Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Alacer will return to the Alacer Dissenting Shareholder the certificates delivered to by the Alacer Dissenting Shareholder, if any.

After a determination of the payout value of the Arrangement Notice Shares, Alacer must then promptly pay that amount to the Alacer Dissenting Shareholder.

An Alacer Dissenting Shareholder loses his or her Dissent Rights with respect to the Arrangement if, before full payment is made for the Arrangement Notice Shares, Alacer abandons the corporate action that has given rise to such Dissent Rights (namely, the Arrangement), a court permanently enjoins the action, or the Alacer Dissenting Shareholder withdraws the Notice of Objection.

Alacer Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Arrangement Notice Shares as determined under the applicable provisions of the YBCA (as modified by the Plan of Arrangement and the Interim Order or any other order of the Court) will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by an Alacer Dissenting Shareholder of consideration for such Alacer Dissenting Shareholder’s Arrangement Notice Shares. Furthermore, Shareholders who are considering Dissent Rights should be aware of the consequences under Canadian and U.S. federal income tax laws of exercising Dissent Rights in respect of the Arrangement. Accordingly, Alacer Shareholders who are considering Dissent Rights should consult with and rely upon their own tax advisors as to the consequences to them under applicable tax laws of exercising Dissent Rights in respect of the Arrangement.

The discussion above is only a summary of the Dissent Rights with respect to the Arrangement, which are technical and complex. An Alacer Shareholder who intends to exercise such Dissent Rights should carefully consider and comply with the provisions of sections 193 of the YBCA as modified by the Interim Order and the Plan of Arrangement. Non-Registered Alacer Shareholders who wish to dissent should be aware that only a Registered Alacer Shareholder is entitled to dissent.

Alacer suggests that any Alacer Shareholder wishing to avail himself or herself of the Dissent Rights with respect to the Arrangement seek his or her own legal advice, as failure to comply strictly with the applicable provisions of the YBCA and the Interim Order and Plan of Arrangement may prejudice the availability of such Dissent Rights. Alacer Dissenting Shareholders should note that the exercise of Dissent Rights with respect to the Arrangement can be a complex, time-consuming and expensive process.

If an Alacer Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights with respect to the Arrangement, it will lose such Dissent Rights, Alacer will return to the Alacer Dissenting Shareholder the certificate(s) representing the Arrangement Notice Shares that were delivered to Alacer, if any, and if the Arrangement is completed, that Alacer Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as an Alacer Shareholder.

If, as of the Effective Date, the aggregate number of Alacer Common Shares in respect of which Alacer Shareholders have duly and validly exercised Dissent Rights or have instituted proceedings to exercise Dissent Rights in connection with the Arrangement, exceeds 10% of the Alacer Common Shares then outstanding, SSR is entitled, in its discretion, not to complete the Arrangement. See “The Arrangement Agreement – Conditions to the Arrangement Becoming Effective – SSR Conditions Precedent”.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, SSR, Alacer and AST, as applicable, will be entitled to deduct or withhold from any amounts payable or otherwise deliverable to any Alacer Shareholder or any person under the Plan of Arrangement (including any amount payable to Alacer Dissenting Shareholders) such amounts as SSR, Alacer or AST determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any other applicable law. All such deducted or withheld amounts shall be treated as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity. Each of SSR, Alacer or AST, as applicable, is authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to SSR, Alacer or AST, as the case may be, to enable it to comply with such deduction or withholding requirement and SSR, Alacer or AST shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

THE ARRANGEMENT AGREEMENT

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under the profile of each of Alacer and SSR on SEDAR at www.sedar.com.

Effective Date and Conditions of Arrangement

If the Alacer Shareholder Approval and SSR Shareholder Approval are obtained, the Final Order is obtained approving the Arrangement, the Key Regulatory Approvals are made, given or obtained and are in full force and effect, and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will be in the third quarter of 2020.

Resulting Board of Directors and Management

Upon completion of the Arrangement, the SSR Board is expected to be composed of ten directors, as follows: A.E. Michael Anglin (Chairperson), Rodney P. Antal, Thomas R. Bates, Jr., Brian Booth, Edward C. Dowling, Jr., Simon A. Fish, Alan P. Krusi, Beverlee F. Park, Kay Priestly, and Elizabeth A. Wademan. SSR’s management team will include Rodney P. Antal as Chief Executive Officer.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each Party to the other Party. Those representations and warranties were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in certain disclosure delivered in connection with the Arrangement Agreement. In particular, some of the representations are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Alacer in favour of SSR relate to, among other things, Alacer Board approval, the Alacer Fairness Opinions, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities law matters, ownership of Subsidiaries, Alacer Filings, financial statements, internal controls and financial reporting, corrupt practices legislation, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, property, title and rights, material contracts, permits, intellectual property, environmental matters, mineral reserves and mineral resources, operations, employee benefits, labour and employment, compliance with Laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, short form prospectus eligibility, arrangements with shareholders and competition Laws.

The representations and warranties provided by SSR in favour of Alacer relate to, among other things, SSR Board approval, the SSR Fairness Opinions, organization and qualification, authority relative to the Arrangement Agreement, absence of certain violations, capitalization, reporting status and securities law matters, ownership of Subsidiaries, SSR Filings, financial statements, internal controls and financial reporting, corrupt practices legislation, books and records, minute books, undisclosed liabilities, material changes, litigation, Taxes, property, title and rights, material contracts, permits, intellectual property, environmental matters, mineral reserves and mineral resources, operations, employee benefits, the issuance of Consideration Shares and Consideration CDIs, labour and employment, compliance with Laws, cease trade orders, related party transactions, registration rights, rights of other persons, restrictions on business activities, brokers, insurance, United States securities Laws, short form prospectus eligibility, arrangements with shareholders, Australian corporate law, the Rights Plan, and the SSR 2019 convertible notes.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions Precedent

The obligations of Alacer and SSR to complete the Arrangement will be subject to the fulfillment of, among others, the following conditions precedent, which may only be waived with the mutual consent of the Parties:

1.	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement;

2.	the Alacer Shareholder Approval shall have been obtained at the Alacer Meeting in accordance with the Interim Order;

3.	the SSR Shareholder Approval shall have been obtained at the SSR Meeting in accordance with Law;

4.	each of the Key Regulatory Approvals shall have been made, given or obtained, and each such Key Regulatory Approval shall be in full force and effect;

5.	the Consideration Shares to be issued under the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; and

6.	the TSX and Nasdaq shall have conditionally approved the listing thereon of the Consideration Shares, subject only to the customary listing conditions of the TSX and the Nasdaq, as applicable.

SSR Conditions Precedent

The obligations of SSR to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by SSR:

1.

all covenants of Alacer under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by SSR shall have been duly performed by Alacer in all material respects, and SSR shall have received a certificate of Alacer addressed to SSR and dated the Effective Date, signed on behalf of Alacer by a senior executive officer of Alacer (on Alacer’s behalf and without personal liability), confirming the same as at the Effective Date;

2.

(i) certain representations and warranties of Alacer relating to capitalization, organization and qualification and authority relative to the Arrangement Agreement, shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) certain representations and warranties of Alacer relating to the ownership of Subsidiaries shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by Alacer in the Arrangement Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of Alacer; and SSR shall have received a certificate of Alacer addressed to SSR and dated the Effective Date, signed on behalf of Alacer by a senior executive officer of Alacer (on Alacer’s behalf and without personal liability), confirming the same as of the Effective Date;

3.

since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Alacer; and

4.	Alacer Shareholders shall not have validly exercised Dissent Rights in connection with the Arrangement with respect to more than 10% of the issued and outstanding Alacer Common Shares.

Alacer Conditions Precedent

The obligations of Alacer to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by Alacer:

1.

all covenants of SSR under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by Alacer shall have been duly performed by SSR in all material respects, and Alacer shall have received a certificate of SSR, addressed to Alacer and dated the Effective Date, signed on behalf of SSR by a senior executive officer of SSR (on SSR’s behalf and without personal liability), confirming the same as of the Effective Date;

2.

(i) certain representations and warranties of SSR relating to capitalization, organization and qualification and authority relative to the Arrangement Agreement, shall be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except for such failures to be so true and correct that are de minimis; (ii) certain representations and warranties of SSR relating to the ownership of Subsidiaries shall be true and correct in all material respects (disregarding for such purposes any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (iii) all other representations and warranties made by SSR in the Arrangement Agreement shall be true and correct in all respects (disregarding for such purpose any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except in the case of clause (iii) where any failure or failures of any such other representations and warranties to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect in respect of SSR; and Alacer shall have received a certificate of SSR addressed to Alacer and dated the Effective Date, signed on behalf of SSR by a senior executive officer of SSR (on SSR’s behalf and without personal liability), confirming the same as of the Effective Date;

3.

since the date of the Arrangement Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of SSR;

4.

SSR shall have complied with certain payment obligations under the Arrangement Agreement relating to the Consideration and the Depositary shall have confirmed receipt of the Consideration Shares contemplated thereby; and

5.

Alacer shall have received evidence satisfactory to it, acting reasonably, that certain actions required to be taken by SSR to ensure that, upon the completion of the Arrangement, the SSR Board, the Chairperson and the Chief Executive Officer of SSR shall be as specified in the Arrangement Agreement with effect as of and from the Effective Time, have been taken by SSR.

Covenants

Covenants of SSR

SSR has made certain covenants to Alacer, including that:

1.

SSR shall, and shall cause each of its material subsidiaries to conduct its business in the ordinary course of business consistent with past practice, except as (i) required or permitted by the Arrangement Agreement, (ii) required by applicable Law or any Governmental Entity, (iii) reasonably taken in accordance with good mining practice to safeguard life or property, (iv) otherwise disclosed by SSR, or (v) consented to by Alacer;

2.

SSR shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by SSR or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for, to the extent reasonably practicable in light of insurance market conditions at such time, substantially similar premiums are in full force and effect;

3.

SSR shall keep Alacer fully informed as to all material decisions or actions required to be made with respect to the operations of the business of SSR; provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law or is in respect of competitively sensitive information;

4.

SSR shall promptly notify Alacer in writing of: (a) any circumstance or development that, to the knowledge of SSR is or could reasonably be expected to constitute a Material Adverse Effect in respect of SSR; (b) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with the Arrangement Agreement or the Arrangement; (c) any notice or other communication from any material supplier, joint venture partner, customer or other material business partner to the effect that such material supplier, joint venture partner, customer or other material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with SSR or any of its subsidiaries as a result of the Arrangement Agreement or the Arrangement; (d) any notice or other communication received from any Governmental Entity in connection with the Arrangement Agreement (and SSR shall contemporaneously provide a copy of any such written notice or communication to Alacer where not prohibited by Law); or (e) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting SSR, its subsidiaries or the assets of SSR;

5.

SSR shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval of the listing and posting for trading on the TSX and Nasdaq of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and Nasdaq, as applicable, and it shall, at or prior to the Effective Time, allot and reserve for issuance a sufficient number of SSR Common Shares to meet the obligations of SSR under the Plan of Arrangement. Alacer shall use commercially reasonable efforts to cooperate with SSR in respect of the foregoing, including by providing information reasonably requested by SSR in connection therewith in a timely manner;

6.

SSR will apply for, as soon as reasonably practicable and in any event no later than 7 days after the delivery of the SSR Meeting Materials, and thereafter shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain, approval for the admission of SSR to the ASX official list on a Foreign Exempt Listing basis, and the approval of the Consideration CDIs for quotation, subject only to satisfaction of the customary listing conditions of the ASX and the Effective Time having occurred. Alacer shall use commercially reasonable efforts to cooperate with SSR in respect of the foregoing, including by providing information reasonably requested by SSR in connection therewith; and

7.

If required by the Minister, SSR shall offer and agree to such undertakings as are commercially reasonable in relation to the transactions contemplated by the Arrangement Agreement, having regard to the primarily non-Canadian nature of the Alacer business operations, in order to obtain the Investment Canada Act Approval as promptly as reasonably practicable and in any event prior to the Outside Date.

Covenants of Alacer

Alacer has made certain covenants to Alacer, including that:

1.

Alacer shall, and shall cause each of its material subsidiaries to conduct its business in the ordinary course of business consistent with past practice, except as (i) required or permitted by the Arrangement Agreement; (ii) required by applicable Law or any Governmental Entity, (iii) reasonably taken in accordance with good mining practice to safeguard life or property, (iv) otherwise disclosed by Alacer, or (v) consented to by SSR;

2.

Alacer shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Alacer or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for, to the extent reasonably practicable in light of insurance market conditions at such time, substantially similar premiums are in full force and effect; provided that, subject to limited exceptions relating to the purchase of customary “tail” policies outlined in the Arrangement Agreement, none of Alacer or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

3.

Alacer shall keep SSR fully informed as to all material decisions or actions required to be made with respect to the operations of the business of Alacer; provided that such disclosure is not otherwise prohibited by reason of confidentiality owed to a third party or otherwise prevented by Law or is in respect of competitively sensitive information;

4.

Alacer shall promptly notify SSR in writing of: (a) any circumstance or development that, to the knowledge of Alacer, is or could reasonably be expected to constitute a Material Adverse Effect in respect of Alacer; (b) any notice or other communication from any person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person (or another person) is or may be required in connection with the Arrangement

Agreement or the Arrangement; (c) any notice or other communication from any material supplier, joint venture partner, customer or other material business partner to the effect that such material supplier, joint venture partner, customer or other material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with Alacer or any of its subsidiaries as a result of the Arrangement Agreement or the Arrangement; (d) any notice or other communication received from any Governmental Entity in connection with the Arrangement Agreement (and Alacer shall contemporaneously provide a copy of any such written notice or communication to SSR where not prohibited by Law); or (e) any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Alacer, its subsidiaries or the assets of Alacer; and

5.

Alacer shall make commercially reasonable efforts to, in a timely manner, provide SSR with all financial statements and financial information reasonably requested by SSR to prepare pro forma financial statements required for inclusion in the Alacer Meeting Materials.

Mutual Covenants

Each Party has also made certain covenants to the other Party, including that:

1.

Subject to certain exceptions relating to regulatory approvals, each of the Parties covenants and agrees that during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms: (a) it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly (i) obtain all necessary waivers, consents and approvals required from, and provide all required notices to, persons party to loan agreements, leases, licenses and other Contracts or Permits; (ii) obtain all necessary Permits as are required to be obtained by it under all Laws; (iii) defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting the Arrangement or the Arrangement Agreement, and oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting, the ability of the Parties to consummate the Arrangement; and (iv) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and (b) it shall not deliberately take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to materially delay or materially impede the consummation of the Arrangement, or that will have, or would reasonably be expected to have, the effect of materially delaying, impairing or impeding the granting of the regulatory approvals;

2.

SSR shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain conditional approval of the listing and posting for trading on the TSX and Nasdaq of the Consideration Shares, subject only to satisfaction of the customary listing conditions of the TSX and Nasdaq, as applicable, and it shall, at or prior to the Effective Time, allot and reserve for issuance a sufficient number of SSR Common Shares to meet the obligations of SSR under the Plan of Arrangement. Alacer shall use commercially reasonable efforts to cooperate with SSR in respect of the foregoing, including by providing information reasonably requested by SSR in connection therewith in a timely manner;

3.

SSR will apply for, as soon as reasonably practicable and in any event no later than 7 days after the delivery of the SSR Meeting Materials, and thereafter shall use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain, approval for the admission of SSR to the ASX official list on a Foreign Exempt Listing basis, and the approval of the Consideration

CDIs for quotation, subject only to satisfaction of the customary listing conditions of the ASX and the Effective Time having occurred. Alacer shall use commercially reasonable efforts to cooperate with SSR in respect of the foregoing, including by providing information reasonably requested by SSR in connection therewith;

4.

If, subject to any constraints in the ASIC Relief or Requirements and despite the commercially reasonable efforts of SSR and Alacer, ASX does not grant listing approval (subject to customary listing conditions) by the date of the Court hearing date related to the application for the Final Order, and subject to the parties promptly negotiating in good faith with a view to agreeing to an alternative approach for achieving SSR’s admission to the ASX official list, the parties may proceed to complete the Arrangement without the ASX listing, and appropriate arrangements will be made with CDN for the distribution of the Consideration Shares that it receives to the relevant Alacer beneficial holders;

5.

As soon as reasonably practicable after the date of the Arrangement Agreement, each Party, or where appropriate, the Parties jointly, shall make all notifications, filings, applications and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Key Regulatory Approvals, and shall use its commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Key Regulatory Approvals;

6.

In the case of the Investment Canada Act Approval, SSR shall file a notification under Part III of the Investment Canada Act within five (5) business days of the date of the Arrangement Agreement. If SSR receives notice from the Minister that the transactions contemplated by the Arrangement Agreement are subject to Part IV of the Investment Canada Act then SSR shall file such application within ten (10) business days of the date on which it receives such notice from the Minister, or at such other time as may be mutually agreed by the Parties, including where SSR and Alacer jointly conclude, acting reasonably, that a certification under section 13(1) of the Investment Canada Act will not be issued by the Minister in respect of the transactions contemplated by the Arrangement Agreement;

7.

In the case of the ASIC Relief or Requirements, SSR shall use commercially reasonable efforts to obtain ASIC relief from the requirements of Chapter 6D.2 and 6D.3 prior to the scheduled delivery of the SSR Meeting Materials, but if ASIC declines the application or if it reasonably appears that ASIC is likely to decline the application, SSR may cease to pursue that relief and instead shall prepare and lodge the SSR Meeting Materials (together with any appropriate supplement) as a prospectus under the Australian Corporations Act. In that event, the Parties will schedule delivery of the SSR Meeting Materials and the Alacer Meeting Materials, respectively, after expiry of the exposure period for that prospectus. Alacer will use commercially reasonable efforts to assist with the preparation of any supplement required in connection with that prospectus, if requested, and will (if reasonable to do so in the circumstances) consent in writing to the lodgement of the SSR Meeting Materials and the Alacer Meeting Materials (including any joint circular) with ASIC as a prospectus. The Parties shall cooperate with one another in connection with obtaining the Regulatory Approvals including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of a Party, acting reasonably, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a misrepresentation; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to it;

8.

The Parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or the Arrangement Agreement, (ii) respond, as soon as reasonably practicable, to any requests for information from a Governmental Entity in connection with obtaining a Regulatory Approval, and (iii) not make any submissions or filings to any Governmental Entity related to the transactions contemplated by the Arrangement Agreement, or participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, submissions, investigations or other inquiries or matters related to the transactions contemplated by the Arrangement Agreement, unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party a reasonable opportunity to review drafts of any submissions or filings (and will give due consideration to any comments received from such other Party) and to attend and participate in any communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a Party must provide external legal counsel to the other Party non-redacted versions of drafts and final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients; and

9.

If any objections are asserted with respect to the transactions contemplated by the Arrangement Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by the Arrangement Agreement as not in compliance with Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their commercially reasonable efforts consistent with the terms of the Arrangement Agreement to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.

Insurance and Indemnification

Prior to the Effective Date, Alacer shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Alacer and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and SSR will, or will cause Alacer and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that SSR will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that neither SSR nor Alacer shall pay in excess of 250% of the current annual premium paid by Alacer for directors’ and officers’ liability insurance.

SSR will directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Alacer and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

Alacer will act as agent and trustee of the benefits of the foregoing for each insured or indemnified person, his or her heirs and his or her legal representatives for the purpose of the above indemnification and insurance rights and obligations, which will survive the execution and delivery of the Arrangement Agreement and the completion of the Arrangement.

Non-Solicitation

Each Party has covenanted to the other Party that it shall not, directly or indirectly, do or authorize or permit any of its Representatives to do, any of the following:

1.

solicit, initiate or knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of a Party or any subsidiary) any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal in respect of such Party;

2.

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other Party hereto) regarding any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

3.

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for a period of no more than five business days will not be considered to be in violation of this section of the Arrangement Agreement, provided the board of directors of the Party subject to the Acquisition Proposal has rejected such Acquisition Proposal and affirmed the Alacer Board Recommendation or the SSR Board Recommendation, as the case may be, before the end of such five business day period (or, in the event that the Alacer Meeting or the SSR Meeting, as the case may be, is scheduled to occur within such five business day period, prior to the third business day prior to the date of the Alacer Meeting or SSR Meeting, as the case may be)); or

4.

accept, execute or enter into, or publicly propose to accept, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal, with a limited exception for a confidentiality and standstill agreement, substantially in the same form as the Confidentiality Agreement.

Each Party has represented that it has not, in the year prior to the date of the Arrangement Agreement, waived any confidentiality, standstill or similar agreement or restriction to which such Party or any of its subsidiaries is a party relating to an Acquisition Proposal, and each Party further covenanted and agreed that (i) it shall take all necessary action to enforce each confidentiality, standstill, non disclosure, non solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party and (ii) neither it, nor any of its Representatives will, without the prior written consent of the other Party (which may be withheld or delayed in the other Party’s sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting such Party, or any of its subsidiaries, under any confidentiality, standstill, non disclosure, non solicitation, use, business purpose or similar agreement, restriction or covenant to which such Party or any of its subsidiaries is a party; provided, however, that the Parties acknowledge and agree that the automatic termination or release of any such agreement, restriction or covenant in accordance with their terms as a result of the entering into and announcement of the Arrangement Agreement shall not be a violation of this section of the Arrangement Agreement.

Each Party shall advise its Representatives of the prohibitions relating to non-solicitation and any violation of the restrictions by a Party’s Representatives is deemed to be a breach of the applicable Article of the Arrangement Agreement by such Party.

Notification and Response to Acquisition Proposals

If a Party or any of its Representatives receives an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal after the date of the Arrangement Agreement, or any request for copies of, access to, or disclosure of, confidential information relating to such Party or any subsidiary in connection with such an Acquisition Proposal, inquiry, proposal or offer, such Party shall as soon as practicable and in any event within 24 hours of the receipt thereof notify the other Party (at first orally and then in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of the material terms and conditions of such Acquisition Proposal, inquiry, proposal, offer or request and the identity of all persons making the Acquisition Proposal, inquiry, proposal, offer or request and such Party shall provide the other Party with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such person. The Party receiving the Acquisition Proposal, inquiry, proposal, offer or request shall keep the other Party informed on a current basis of the status of material or substantive developments and, to the extent such Party is permitted by the Arrangement Agreement to enter into discussions or negotiations, the status of discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide the other Party with copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to such Party by or on behalf of any person making any such Acquisition Proposal, inquiry, proposal, offer or request.

Notwithstanding any provision of the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to, in the case of SSR, the approval of the SSR Share Resolution by the SSR Shareholders, and, in the case of Alacer, the approval of the Alacer Arrangement Resolution by the Alacer Shareholders, a Party receives a bona fide written Acquisition Proposal, such Party and its Representatives may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its subsidiaries to the person or persons making such Acquisition Proposal, if and only if:

1.

the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

2.

the person or persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non disclosure, use, business purpose or similar restriction with such Party or its subsidiaries;

3.

such Party has been, and continues to be, in compliance with its obligations under the Article of the Arrangement Agreement relating to non-solicitation and the notification of and response to Acquisition Proposals in all material respects;

4.

prior to providing any such copies, access, or disclosure, such Party enters into a confidentiality and standstill agreement with the person or persons making such Acquisition Proposal substantially in the same form as the Confidentiality Agreement and any such copies, access or disclosure provided to the person or persons making such Acquisition Proposal shall have already been (or will simultaneously be) provided to the other Party; and

5.	such Party promptly provides the other Party with:

(a)	written notice stating such Party’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(b)	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in (4), above.

Nothing contained in the Arrangement Agreement (subject to the sections of the Arrangement Agreement relating to termination and termination amounts) shall prevent a Party or its board of directors from complying with a court order or Section 2.17 of National Instrument 62-104 – Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular in respect of an Acquisition Proposal; provided that the Party so complying shall provide the other Party with a reasonable opportunity to review the form and content of such circular or other response before it is sent by the Party so complying.

Right to Match

Each Party has covenanted that if it receives an Acquisition Proposal that constitutes a Superior Proposal (the “Receiving Party”) it will not enter into a definitive agreement with respect to such Superior Proposal unless:

1.

the person or persons making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non disclosure, use, business purposes or similar restriction with the Receiving Party or its subsidiaries;

2.

the Receiving Party has been, and continues to be, in compliance with certain obligations under the Arrangement Agreement relating to non-solicitation and the notification of and response to Acquisition Proposals in all material respects;

3.

the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to enter into such definitive agreement with respect to such Superior Proposal, together with a written notice from the Receiving Party’s board of directors regarding the value and financial terms that the board of directors, in consultation with its financial advisors, has determined should be ascribed to any non cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

4.

the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all supporting materials, including any financing documents supplied to a Receiving Party in connection therewith;

5.

at least five business days (the “Matching Period”) have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials required to be delivered to it under the Arrangement Agreement;

6.

during any Matching Period, such other Party has had the opportunity (but not the obligation), as outlined below, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

7.

after the Matching Period, the Receiving Party’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the other Party) and that the failure by the board of directors to take such action would be inconsistent with its fiduciary duties; and

8.

prior to or concurrently with entering into such definitive agreement the Receiving Party terminates the Arrangement Agreement and pays the SSR Termination Amount or the Alacer Termination Amount, as applicable.

During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (a) the Receiving Party’s board of directors shall review any offer made by the other Party to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Receiving Party shall negotiate, and cause its Representatives to negotiate, in good faith with the other Party to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable the other Party to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Receiving Party’s board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly so advise the other Party and the Parties shall amend the Arrangement Agreement to reflect such offer made by the other Party and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof shall constitute a new Acquisition

Proposal for the purposes of the right to match provisions of the Arrangement Agreement, and the other Party shall be afforded a new five business day Matching Period from the later of the date on which such other Party received the Superior Proposal Notice and the date on which such other Party received all of the materials with respect to the new Superior Proposal from the Receiving Party.

Termination Amount

Alacer or SSR will be respectively entitled to the SSR Termination Amount or the Alacer Termination Amount, as applicable, upon the occurrence of any of the following events:

1.

the Arrangement Agreement is terminated by SSR or Alacer, as applicable, in connection with a change in Alacer Board Recommendation or SSR Board Recommendation, respectively, but not including a termination in circumstances where the change in recommendation which led to such termination resulted solely because the applicable board of directors, acting in good faith, determined that a Material Adverse Effect in respect of the other Party occurred and that, as a consequence, it would be inconsistent with the applicable board of director’s fiduciary obligations to continue to recommend that the Party’s shareholders vote in favour of the Alacer Arrangement Resolution or the SSR Share Resolution, as applicable, or in the event the other Party wilfully breaches Article 7 of the Arrangement Agreement; or

2.	the Arrangement Agreement is terminated by the other Party in connection with the entering into of a written agreement with respect to a Superior Proposal; or

3.

the Arrangement Agreement is terminated by a Party in connection with certain breaches of representations or covenants by the other Party or by either Party in connection with certain circumstances where the Effective Date has not occurred on or before the Outside Date or in connection with the Alacer Shareholder Approval or the SSR Shareholder Approval, as applicable, not having been passed or obtained as required, but only if, (i) prior to such termination, an Acquisition Proposal in respect of the other Party is publicly announced or otherwise publicly disclosed by any person or persons (other than the terminating Party and its subsidiaries) or any person or persons (other than the terminating Party or any of its subsidiaries) have publicly announced an intention to make an Acquisition Proposal in respect of the Party; and (ii) within 12 months following the date of such termination, (1) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) with respect to the applicable Party is consummated or (2) the applicable Party or one or more of its subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within 12 months after such termination).

For purposes of (3), above, the term “Acquisition Proposal” shall have the meaning ascribed thereto in the Glossary of Terms, except that the references to “20%” therein shall be deemed to be references to “50%”.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

1.	by mutual written agreement of the Parties; or

2.	by either Party, if:

(a)

the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or its breach of any of its representations and warranties under the Arrangement Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(b)

after the date of the Arrangement Agreement, there shall be enacted or made any Law or there shall exist any injunction or court order that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins Alacer or SSR from consummating the Arrangement and such Law, injunction or court order shall have become final and non-appealable, provided that the Party seeking to terminate the Arrangement Agreement shall have used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have prevented the entry of or remove or lift such prohibition or injunction;

(c)	the Alacer Arrangement Resolution shall not have been passed by the Alacer Shareholders at the Alacer Meeting in accordance with the Interim Order; or

(d)	the SSR Share Resolution shall not have been passed by the SSR Shareholders at the SSR Meeting in accordance with Law; or

3.	by SSR, if:

(a)

the Alacer Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to SSR, the Alacer Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five business days (or beyond the third business day prior to the Alacer Meeting, if sooner), or (C) accepts, approves, executes or enters into, or causes Alacer or any of its subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Alacer or any of its subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a permitted confidentiality and standstill agreement) or (D) fails to publicly reaffirm the Alacer Board Recommendation (without qualification) within five business days after having been requested in writing by SSR (acting reasonably) to do so (each, being an “Alacer Change in Recommendation”);

(b)

prior to the approval by the SSR Shareholders of the SSR Share Resolution, the SSR Board authorizes SSR to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) with respect to a Superior Proposal, provided SSR is then in compliance with Article 7 of the Arrangement Agreement in all material respects and that prior to or concurrent with such termination SSR pays the SSR Termination Amount;

(c)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alacer under the Arrangement Agreement occurs that would cause certain conditions precedent to the obligations of SSR to complete the transactions contemplated by the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement, provided that any wilful breach shall be deemed incapable of being cured; provided that SSR is not then in breach of the Arrangement Agreement so as to cause certain conditions precedent to the obligations of Alacer to complete the transactions contemplated by the Arrangement Agreement not to be satisfied;

(d)	Alacer wilfully breaches Article 7 of the Arrangement Agreement;

(e)	after the date of the Arrangement Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Alacer; or

(f)

the condition relating to Alacer Shareholders not having validly exercised Dissent Rights with respect to more than 10% of the issued and outstanding Alacer Common Shares is not capable of being satisfied by the Outside Date; or

4.	by Alacer, if:

(a)

the SSR Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Alacer, the SSR Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five business days (or beyond the third business day prior to the Alacer Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes SSR or any of its subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause SSR or any of its subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a permitted confidentiality and standstill agreement) or (D) fails to publicly reaffirm the SSR Board Recommendation (without qualification) within five business days after having been requested in writing by Alacer (acting reasonably) to do so (each, being an “SSR Change in Recommendation”);

(b)

prior to the approval by the Alacer Shareholders of the Arrangement Resolution, the Alacer Board authorizes Alacer to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) with respect to a Superior Proposal, provided Alacer is then in compliance with Article 7 in all material respects and that prior to or concurrent with such termination Alacer pays the Alacer Termination Amount;

(c)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SSR under the Arrangement Agreement occurs that would cause certain conditions precedent to the obligations of Alacer to complete the transactions contemplated by the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of the Arrangement Agreement, provided that any wilful breach shall be deemed incapable of being cured; provided that Alacer is not then in breach of the Arrangement Agreement so as to cause certain conditions precedent to the obligations of SSR to complete the transactions contemplated by the Arrangement Agreement not to be satisfied;

(d)	SSR wilfully breaches Article 7 of the Arrangement Agreement;

(e)	after the date of the Arrangement Agreement, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of SSR; or

(f)

the condition relating to Alacer Shareholders not having validly exercised Dissent Rights with respect to more than 10% of the issued and outstanding Alacer Common Shares is not capable of being satisfied by the Outside Date.

The Party desiring to terminate the Arrangement Agreement, other than by mutual agreement, shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Termination Amounts and Expenses

Except as otherwise provided below, each Party shall pay all fees, costs and expenses incurred by such Party in connection with the Arrangement Agreement and the Arrangement. The Parties shall share equally any filing fees and applicable Taxes payable for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement. SSR shall not transfer any money or other property to Alacer with the intention that Alacer shall pay its expenses that Alacer incurs in connection with the Arrangement Agreement or the Arrangement. For greater certainty, Alacer Shareholders shall pay their own expenses, if any, incurred in connection with the transactions contemplated by the Arrangement Agreement.

If the Arrangement Agreement is terminated by either SSR or Alacer in connection with certain circumstances whereby the Alacer Shareholder Approval is not obtained or the SSR Shareholder Approval is not obtained, or by SSR or Alacer in connection with certain breaches of representations or warranties or failure to perform covenants or agreements, then the other Party shall pay (or cause to be paid) an expense reimbursement payment of $5,000,000 (less any applicable withholding Tax) by wire transfer in immediately available funds no later than two business days after the date of such termination; provided that in no event shall such Party be required to pay an aggregate amount in connection with such termination greater than the Alacer Termination Amount or SSR Termination Amount, as applicable. In the event of a termination by either SSR or Alacer in connection with specified circumstances whereby the Alacer Shareholder Approval is not obtained or the SSR Shareholder Approval is not obtained, as applicable, if prior to the applicable shareholder meeting a Material Adverse Effect in respect of the Party holding the meeting occurred and the other Party notified the Party holding the meeting in writing prior to such meeting that it is of the view that a Material Adverse Effect has occurred in respect of such Party, specifying in detail the basis for its conclusion, the above expense reimbursement payment shall not be payable.

SECURITIES LAW CONSIDERATIONS

Interests of Certain Persons and Companies in the Arrangement

The directors and executive officers and other related parties of SSR and Alacer may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other SSR Shareholders and Alacer Shareholders. These interests include those described herein. The SSR Board and the Alacer Board were aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by SSR Shareholders and Alacer Shareholders, respectively.

(a)	SSR

All benefits received, or to be received, by directors or executive officers of SSR as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of SSR or as SSR Shareholders or Alacer Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Alacer Common Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

(b)	Alacer

All benefits received, or to be received, by directors or executive officers of Alacer as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Alacer or as Alacer Shareholders. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Alacer Common Shares, nor is it, or will it be, conditional on the person supporting the Arrangement.

The Arrangement Agreement also provides that Alacer may, prior to the Effective Time, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

All of the Alacer Common Shares held by the directors and executive officers of Alacer will be treated in the same fashion under the Arrangement as Alacer Common Shares held by any other Alacer Shareholder.

(a)	Treatment of Alacer RSUs and Alacer PSUs

The Arrangement will constitute a “Change in Control” under the Alacer RSU Plan and the Alacer PSU Plan. See “Information Concerning Alacer – Description of Capital Structure – Share Incentive Plans” above for further information on the treatment of Alacer RSUs and Alacer PSUs upon a change of control.

In connection with the Arrangement, Alacer has entered into waiver agreements with each of Rodney Antal, Stewart Beckman, Edward Farid and Michael Sparks, each an Alacer RSU Plan participant and an Alacer PSU Plan participant. Pursuant to such waiver agreements, each such participant has agreed to waive his right to the immediate vesting of awards under the applicable plan which would otherwise occur at the Effective Time in exchange for an agreement that all such awards shall immediately vest where such participant’s employment is terminated by Alacer or a subsidiary of Alacer, other than for “Cause”, or terminated by the participant for “Good Reason” within 24 months of the Effective Date (as such terms are defined in the applicable waiver agreement). In addition, the waiver agreement sets the performance metrics for a portion of outstanding Alacer PSUs. As soon as practicable after the Parties have determined which other Alacer RSU Plan participants and Alacer PSU Plan participants will continue as employees of the Combined Company following the Effective Date, and in any event, prior to the Effective Time, Alacer will use commercially reasonable efforts to enter into similar waiver agreements with each such other Alacer RSU Plan participant and Alacer PSU Plan participant.

For those Alacer RSU Plan and Alacer PSU Plan participants who sign a waiver agreement, please see “The Arrangement – Description of the Arrangement” above for treatment of Alacer RSUs and Alacer PSUs at the Effective Time.

For those Alacer RSU Plan and Alacer PSU Plan participants who do not sign a waiver agreement or who are otherwise not continuing as employees following the Effective Date, all of such participant’s Alacer RSUs and Alacer PSUs will vest and be paid out and/or settled at the Effective Time in accordance with the terms of the Alacer RSU Plan and Alacer PSU Plan, as applicable.

(b)	Treatment of Alacer DSUs

Under the Alacer DSU Plans, a departing director of Alacer is entitled to payment of his or her outstanding Alacer DSUs. As certain members of the Alacer Board will not be continuing with the Combined Company after the Effective Date, such directors will be entitled to payment of their Alacer DSUs following the Effective Date. For members of the Alacer Board who will be continuing with the Combined Company after the Effective Date, please see “The Arrangement—Description of the Arrangement” above for further information on the treatment of Alacer DSUs at the Effective Time.

(c)	Consideration

The following table sets out the names, positions and Alacer securityholdings of the directors and executive officers of Alacer owning, or exercising control or direction over, Alacer Common Shares, Alacer RSUs, Alacer PSUs and Alacer DSUs. Where known after reasonable inquiry, such Alacer securityholdings include any such securities held by the respective associates or affiliates of such directors and executive officers of Alacer as of such date and the consideration to be received for such Alacer Common Shares, Alacer RSUs, Alacer DSUs and Alacer PSUs pursuant to the Arrangement.

Under the Plan of Arrangement, no consideration is expected to be received by the holders of Alacer RSUs, Alacer PSUs or Alacer DSUs that will become officers, employees or directors, as applicable, of the Combined Company at the Effective Time (provided they have agreed to such treatment). In such case, the obligations of Alacer to such holders shall be adjusted based on the Exchange Ratio and will continue in accordance with the terms of the Alacer RSUs, Alacer PSUs and the Alacer DSUs, as the case may be. For Alacer RSU Plan and Alacer PSU Plan participants who do not sign a waiver agreement or who are otherwise not continuing as employees following the Effective Date, all of such participant’s Alacer RSUs and Alacer PSUs will vest and be paid out and/or settled at the Effective Time in accordance with the terms of the Alacer RSU Plan and Alacer PSU Plan, as applicable. The members of the Alacer Board who will not be continuing with the Combined Company after the Effective Date will be entitled to payment of their Alacer DSUs following the Effective Date.

Name and Position with Alacer	Alacer Common Shares	Consideration Shares	Alacer RSUs	Alacer PSUs	Alacer DSUs	Estimated Cash for Alacer DSUs (C$)(1)
Rod Antal, President and Chief Executive Officer, Director	1,653,381	536,687	1,579,053	1,375,122	Nil	N/A
Thomas R. Bates, Director	50,000	16,230	Nil	Nil	211,640	N/A
Edward C. Dowling, Director	103,690	33,657	Nil	Nil	305,860	N/A
Richard P. Graff, Director	44,529	14,454	Nil	Nil	243,038	$2,076,540.98
Anna Kolonchina, Director	50,000	16,230	Nil	Nil	205,620	$1,756,837.84
Alan P. Krusi, Director	85,000	27,591	Nil	Nil	205,620	N/A
Kay Priestly, Director	Nil	Nil	Nil	Nil	28,792	N/A

Name and Position with Alacer	Alacer Common Shares	Consideration Shares	Alacer RSUs	Alacer PSUs	Alacer DSUs	Estimated Cash for Alacer DSUs (C$)(1)
Mark Murchison, Chief Financial Officer	557,124	180,842	448,254	388,311	Nil	N/A
F. Edward Farid, Senior Vice President, Business Development & Investor Relations	134,851	43,772	442,248	383,237	Nil	N/A
Stewart Beckman, Chief Operating Officer	205,664	66,758	563,594	420,580	Nil	N/A
Michael Sparks, Chief Legal Officer and Secretary	201,939	65,549	360,733	296,116	Nil	N/A

Notes:

(1)

The estimated amounts in this column represent the market value of the Alacer DSUs calculated using the five-day volume weighted average trading price of the Alacer Common Shares on the TSX (C$8.5441) as at June 1, 2020.

(d)	Termination and Change of Control Benefits

(a)	Alacer

Alacer has entered into executive employment agreements with each of Rodney P. Antal, Mark E. Murchison, Stewart J. Beckman, F. Edward Farid and Michael J. Sparks. Pursuant to the terms of such executive employment agreements, each executive may be entitled to change of control payments, in lieu of other severance, and accelerated vesting of equity-based awards in the event that the Arrangement is completed and the employment or engagement of such executive, as the case may be, is terminated within six months, other than for cause. In such circumstances, each executive is entitled to, among other things, receive an amount equal to: (i) a multiple of the terminated executive’s then current salary; plus (ii) the cash equivalent of a multiple of the most recent annual bonus paid. Each of the terminated executives will also be entitled to continuing health insurance benefits for a period of 24 months from the date of termination or pay in lieu thereof in the event the benefits cannot be maintained under Alacer’s then current benefit plans.

The following table sets out the estimated change of control payments and payments related to the accelerated vesting of equity-based awards payable to each executive in the event of a termination or resignation following an adverse role change within six months of the Effective Date.

Name	Payout Value of Share Based- Awards that have not vested (US$)(1)	Salary (US$)	Salary Multiplier	Target Annual Bonus (US$)	Bonus Multiplier	Total Obligation(2) (US$)
Rod Antal	$18,518,537.50	$700,000	2	$700,000	2	$21,318,537.50
Mark Murchison	$5,244,090.25	$395,000	2	$296,250	2	$6,626,590.25
F. Edward Farid	$5,174,634.18	$390,000	2	$234,000	2	$6,422,634.18
Stewart Beckman	$6,169,391.84	$415,000	2	$311,250	2	$7,621,891.84
Michael Sparks	$4,117,522.77	$330,000	2	$198,000	2	$5,173,522.77

Notes:

(1)

The amounts in this column represent the market value of the vesting of the outstanding Alacer RSUs and Alacer PSUs, calculated using the five-day volume weighted average trading price of the Alacer Common Shares on the TSX (C$8.5441) as at June 1, 2020, converted to US$.

(2)	Payable if terminated within six months following a change of control of Alacer, other than for cause.

As noted above, in connection with the Arrangement, Alacer has entered into waiver agreements with each of Rodney P. Antal, Stewart J. Beckman, F. Edward Farid and Michael J. Sparks. Pursuant to such waiver agreements, each such executive has agreed to waive his right to the immediate vesting of awards under the applicable plan which would otherwise occur at the Effective Time in exchange for an agreement that all such awards shall immediately vest where such participant’s employment is terminated by Alacer or a subsidiary of Alacer, other than for “Cause”, or terminated by the participant for “Good Reason” within 24 months of the Effective Date (as such terms are defined in the applicable waiver agreement). See “Interests of Certain Persons and Companies in the Arrangement – Alacer – Treatment of Alacer RSUs and Alacer PSUs.”

(b)	SSR

SSR has entered into employment agreements with each of Paul Benson, Gregory Martin, Kevin O’Kane, W. John DeCooman and Nadine Block (each, an “SSR NEO”) that provide them with certain rights in the event of a “change of control” of SSR.

A “change of control”, in general, occurs when, among other circumstances, a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 50% of the SSR Common Shares or where individuals who constituted the SSR Board as of the date of an applicable employment agreement or the SSR Share Compensation Plan cease for any reason to constitute at least a majority of the SSR Board. Completion of the Arrangement will constitute a “change of control” under the employment agreements and the SSR Share Compensation Plan.

Under the terms of the employment agreements, SSR NEOs are entitled to compensation, based on their remuneration at the time, in the event of termination without cause or resignation for good reason within 12 months of a change of control of SSR (both as more specifically provided below). Similarly, under the SSR Share Compensation Plan, in the event of termination without cause or resignation for good reason within 12 months of a change of control of SSR, each SSR NEO’s SSR Options, if any, shall automatically vest, and all of such SSR NEO’s SSR RSUs and SSR PSUs, if any, shall automatically vest and be immediately redeemed by SSR. Subject to and conditional on the completion of the Arrangement having occurred, this termination period has been extended from 12 months to 24 months for any and all SSR Options, SSR RSUs and SSR PSUs that are granted by SSR to employees under the SSR Share Compensation Plan prior to the completion of the Arrangement.

“Good reason” will arise where an SSR NEO is induced to resign or terminate his or her employment for, amongst other reasons, an adverse change in his or her position, duties, or responsibilities, or reporting relationship that is inconsistent with his or her title or position, a reduction of his or her base salary, or aggregate level of benefits, or relocation of his or her principal office outside of Vancouver, British Columbia.

The table below summarizes the change of control benefits provided to the SSR NEOs:

Type of Compensation	Separation Event
	Change of Control (without Termination)	Change of Control (Termination)
Base Salary – CEO	No payment	24 months payable if terminated without cause by SSR or by CEO for good reason

Base Salary – Other SSR NEOs	No payment	24 months payable if terminated without cause by SSR or by SSR NEO for good reason

Short-term Incentive Plan	No payment	Two times the average annual bonus earned by the SSR NEO in the three immediately preceding years if terminated without cause by SSR or by SSR NEO for good reason

SSR Options	Granted prior to 2018	All SSR Options vest immediately upon a change of control	All SSR Options vest immediately upon a change of control
	Granted 2018 onwards	No automatic single trigger vesting	All SSR Options vest on termination date

SSR PSUs		No automatic single trigger vesting	All unvested PSUs vest and redeemed immediately on termination date. Committee discretion to vest between target and maximum performance

SSR RSUs		No automatic single trigger vesting	All unvested RSUs vest and redeemed immediately on termination date

The following table sets out the estimated payments that would be due to each of the SSR NEOs in the event of a termination without cause or resignation for good reason within 12 months of the Effective Date. Lump sum payments in this table are paid in Canadian dollars, amounts are converted to U.S. dollars using the US dollar/Canadian dollar exchange rate of 1.363 at June 1, 2020.

Name	Base Salary (US$)	Bonus (US$)	Option- Based Awards (US$)(1)	Share- Based Awards (US$)(2)	All Other Compensation (US$)	Total (US$)
Paul Benson	1,027,146	1,243,292	1,351,834	2,753,393	17,071	6,392,736
Gregory Martin	641,966	558,056	623,371	1,275,116	16,163	3,114,672
Kevin O’Kane	733,676	609,476	1,316,841	813,665	7,294	3,480,952
W. John DeCooman	513,573	472,188	433,902	870,836	14,843	2,305,342
Nadine Block	454,879	408,154	379,500	761,599	14,360	2,018,492

(1)	Calculated based on the difference between the closing price of the SSR Common Shares on the TSX as at the SSR Record Date (C$27.83) and the exercise price of the SSR Options.
(2)

Amounts in this column represent payment for SSR PSUs granted from January 1, 2018 onwards, which vest in an amount proportionate to the elapsed performance period on termination date. Value assumes performance factor of 100%.

MI 61-101

Alacer and SSR are subject to MI 61-101. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and, in certain instances, approval and oversight of the transaction by a special committee of independent directors. The protections of MI 61-101 generally apply to “business combinations” that terminate the interests of securityholders without their consent and related party transactions.

As previously described in this Circular, the Arrangement will effect the combination of the businesses of SSR and Alacer through the acquisition of all of the issued and outstanding Alacer Common Shares by SSR under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement would be considered a “business combination” in respect of Alacer pursuant to MI 61-101 since the interest of a holder of an Alacer Common Share may be terminated without such Alacer Shareholder’s consent. Accordingly, unless no related party of Alacer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement, the transaction would be considered a “business combination” and subject to minority approval requirements at the Alacer Meeting.

If “minority approval” is required, MI 61-101 would require that, in addition to the approval of the Alacer Arrangement Resolution by at least 66 2⁄3% of the votes cast by the Alacer Shareholders, voting as a single class, present at the Alacer Meeting or represented by proxy, the Arrangement would also require the approval of a simple majority of the votes cast by Alacer Shareholders, excluding votes cast in respect of Alacer Common Shares held by “related parties” who receive a “collateral benefit” (as such terms are defined in MI 61-101) as a consequence of the transaction.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party that is received solely in connection with the related party’s service as an employee, director or consultant of the issuer, of an affiliated entity of the issuer or of a successor to the business of the issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transactions; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and his or her associated entities beneficially owns, or exercises control or direction over, less than 1% of each class of the outstanding securities of the issuer, or (ii) the related party discloses to an independent committee of the issuer the amount of the consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee’s determination is disclosed in the disclosure document for the transaction.

In connection with the Arrangement, Alacer’s outstanding incentive awards will be treated as set forth under “Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement”” in this Circular and certain officers of Alacer are entitled to certain rights upon and/or following a change in control as set forth under Securities Law Considerations – Interests of Certain Persons and Companies in the Arrangement – Termination and Change of Control Benefits” in this Circular and Alacer has considered whether any of these matters may constitute a “collateral benefit” for purposes of MI 61-101 such that the Arrangement would therefore constitute a “business combination” under MI 61-101. Alacer has determined that none of these matters are a “collateral benefit” for the purposes of MI 61-101 as, among other things, each Alacer recipient thereof beneficially owns, or exercises control or direction over, less than 1% of Alacer’s outstanding equity securities and the full particulars of such matters have been disclosed herein. Accordingly, the Arrangement is not considered to be a “business combination” in respect of Alacer, and as a result, no “minority approval” is required for the Alacer Arrangement Resolution. In addition, since the Arrangement does not constitute a business combination, no formal valuation of Alacer is required for the Arrangement under MI 61-101.

To the knowledge of the directors and executive officers of Alacer, as at the date hereof, the persons or companies that beneficially own or exercise control or direction over, directly or indirectly, 10% or more of the voting rights attached to all of the issued and outstanding Alacer Common Shares will only receive a payment of the Consideration that is identical in amount and form to the entitlement of the general body of Alacer Shareholders in Canada. Accordingly, the Alacer Board has determined that the aforementioned Alacer Shareholders will not receive any benefits or payments that fall within the definition of “collateral benefit” for the purposes of MI 61-101.

United States Securities Law Considerations

The following discussion is only a general overview of certain requirements of the United States federal securities Laws that may be applicable to the Consideration Shares and Consideration CDIs issuable upon completion of the Arrangement. All holders of such securities are urged to consult with their own counsel to ensure compliance with applicable U.S. federal and state securities Laws.

Further information applicable to U.S. securityholders is disclosed under the heading “General Proxy Information – Information for United States Shareholders”.

The following discussion does not address the Canadian securities Laws that will apply to the issue of Consideration Shares or the resale of any such securities, within Canada by Alacer Shareholders in the

United States. Alacer Shareholders in the United States reselling any such securities in Canada must comply with Canadian securities Laws, as outlined elsewhere in this Circular.

The offer and sale of the Consideration Shares and the Consideration CDIs issuable to Alacer Shareholders and Alacer CDI Holders in exchange for their Alacer Common Shares and Alacer CDIs, respectively, pursuant to the Arrangement have not been and will not be registered under the 1933 Act or applicable U.S. state securities Laws, and such securities will be issued to Alacer Shareholders and Alacer CDI Holders in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws. The Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. All Alacer Shareholders and Alacer CDI Holders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on June 2, 2020 and, subject to the approval of the Arrangement by Alacer Shareholders, a hearing on the Arrangement will be held on or about July 15, 2020 by the Court. Accordingly, if the Final Order is granted, the issuance of the Consideration Shares and Consideration CDIs to Alacer Shareholders and Alacer CDI Holders in exchange for Alacer Common Shares and Alacer CDIs, respectively, pursuant to the Arrangement will not be required to be registered under the 1933 Act.

The Consideration Shares and the Consideration CDIs to be received by Alacer Shareholders and Alacer CDI Holders, respectively, upon completion of the Arrangement may be resold without restriction under the 1933 Act, except by persons who are “affiliates” (as defined in Rule 144) of SSR after the completion of the Arrangements or who have been affiliates of SSR within 90 days before the completion of the Arrangement. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Consideration Shares and Consideration CDIs received by such affiliates or former affiliates of SSR will be subject to certain restrictions on resale imposed by the 1933 Act, such that they may not resell such securities in the absence of registration under the 1933 Act or an exemption from such registration, if available, such as the exemption provided by Rule 144 or the exclusion provided by Rule 904 of Regulation S.

INCOME TAX CONSIDERATIONS

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations of the Arrangement generally applicable to a beneficial owner of Alacer Common Shares who, at all relevant times, for purposes of the Tax Act: (i) deals at arm’s length with Alacer and SSR; (ii) is not affiliated with Alacer or SSR; and (iii) holds its Alacer Common Shares, and will hold SSR Common Shares received upon the Arrangement, as capital property (a “Holder”).

Generally, the Alacer Common Shares and SSR Common Shares will be capital property to an Alacer Shareholder for purposes of the Tax Act provided the Alacer Shareholder does not hold those shares in the course of carrying on a business or as part of an adventure in the nature of trade. Certain Alacer Shareholders who are resident in Canada for purposes of the Tax Act and whose Alacer Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have their Alacer Common Shares, SSR Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Alacer Shareholder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Alacer Shareholders should consult their own tax advisors as to whether they hold or will hold their Alacer Common Shares and SSR Common Shares as capital property and whether this election is available or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” for purposes of certain rules in the Tax Act referred to as the mark-to-market rules; (ii) an interest in which is a “tax shelter investment”; (iii) that reports its “Canadian tax results” in a currency other than Canadian currency; (iv) that is a “specified financial institution”; (v) that is a “foreign affiliate” of a taxpayer resident in Canada; or (vi) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to such Holder’s Alacer Common Shares or SSR Common Shares (all such terms as defined in the Tax Act). Such Holders should consult with and rely upon their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary is also not applicable to a Holder (i) where, immediately after the exchange of Alacer Common Shares for SSR Common Shares under the Arrangement, the Holder, or persons with whom the Holder did not deal at arm’s length for purposes of the Tax Act, or the Holder together with such persons, either control SSR for purposes of the Tax Act or beneficially own shares of SSR that have a fair market value in excess of 50% of the fair market value of all outstanding shares in the capital stock of SSR; (ii) that is a partnership for Canadian federal income tax purposes; or (iii) that is exempt from tax under Part I of the Tax Act. Such Holders should consult with and rely upon their own tax advisors to determine the tax consequences to them of the Arrangement. This summary is also not applicable to a Holder who acquired their Alacer Common Shares under or in connection with an Alacer Incentive Plan or any other equity-based compensation arrangement. In addition, this summary does not address the tax considerations to holders of Alacer RSUs, Alacer PSUs or Alacer DSUs. Such Holders should consult with and rely upon their own tax advisors to determine the tax consequences to them of the Arrangement.

This summary also does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm’s length (for purposes of the Tax Act) for purposes of the rules in section 212.3 of the Tax Act. Any such Holder should consult with and rely upon their own tax advisors with respect to the tax consequences to them of the Arrangement.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada)

prior to the date hereof (the “Tax Proposals”) and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative policies of the CRA. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction, which may differ from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult with and rely upon their own tax advisors for advice with respect to the tax consequences to them of the Arrangement, and of holding and disposing of shares of SSR Common Shares, having regard to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Alacer Common Shares or SSR Common Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, and amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a “Canadian Holder”).

Exchange of Alacer Common Shares for SSR Common Shares

Pursuant to the Arrangement, a Canadian Holder, other than a Dissenting Canadian Holder (as defined below), will exchange their Alacer Common Shares for SSR Common Shares. Such Canadian Holder will generally be deemed to have disposed of such Alacer Common Shares under a tax-deferred share-for-share exchange pursuant to section 85.1 of the Tax Act, unless such holder chooses to recognize a capital gain (or capital loss) as described in the immediately following paragraph. More specifically, where a Canadian Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Canadian Holder will be deemed to have disposed of the Alacer Common Shares for proceeds of disposition equal to the adjusted cost base (as defined in the Tax Act) of the Alacer Common Shares to such Canadian Holder, determined immediately before the exchange, and the Canadian Holder will be deemed to have acquired the SSR Common Shares at an aggregate cost equal to such adjusted cost base of the Alacer Common Shares. This cost will be averaged with the adjusted cost base of all other SSR Common Shares held by the Canadian Holder as capital property for the purpose of determining the adjusted cost base of each SSR Common Share held by the Canadian Holder as capital property.

A Canadian Holder who exchanges Alacer Common Shares for SSR Common Shares pursuant to the Arrangement and who chooses to recognize a capital gain (or capital loss) in respect of the exchange may do so by including such capital gain (or capital loss) in computing its income for the taxation year in which the exchange occurs. In such circumstances, the Canadian Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the SSR Common Shares received exceeds (or is less than) the aggregate of the adjusted cost base (as defined in the Tax Act) of the Alacer Common Shares to the Canadian Holder, determined immediately before the exchange, and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. The cost of the SSR Common Shares acquired on the exchange in these circumstances will be equal to the fair market value thereof at the time of the exchange. This cost is generally averaged with the adjusted cost base of all other SSR Common Shares held by the Canadian Holder as capital property for the purpose of determining the adjusted cost base of each SSR Common Share held by the Canadian Holder as capital property.

Under the current administrative practice of the CRA, a Canadian Holder who, upon the exchange of Alacer Common Shares for SSR Common Shares, receives cash not in excess of C$200 in lieu of a fraction of an SSR Common Share may either treat this amount as proceeds of disposition of a portion of the Alacer Common Shares disposed of by the Canadian Holder, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the SSR Common Shares that the Canadian Holder receives on the exchange by the amount of the cash received. Such Canadian Holders should consult with and rely upon their own tax advisors having regard to their particular circumstances.

Dissenting Canadian Holders

A Canadian Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Canadian Holder”) will be deemed to have transferred such Dissenting Canadian Holder’s Alacer Common Shares to Alacer and will be entitled to receive a payment from Alacer of an amount equal to the fair value of such Dissenting Canadian Holder’s Alacer Common Shares. A Dissenting Canadian Holder will be deemed to have received a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purpose of the Tax Act) of the Dissenting Canadian Holder’s Alacer Common Shares immediately before their surrender to Alacer pursuant to the Arrangement. In the case of a Dissenting Canadian Holder that is a corporation, in some circumstances, the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend. The tax consequences described below under the heading “Holders Resident in Canada – Dividends on SSR Common Shares” will generally apply with respect to any deemed dividend arising to a Dissenting Canadian Holder.

In addition, the Dissenting Canadian Holder will be considered to have disposed of such Alacer Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Canadian Holder (other than that portion that is in respect of interest, if any, awarded by the Court), less the amount of any deemed dividend arising on the surrender of such shares as described above. The Dissenting Canadian Holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such holder of the Alacer Common Shares immediately before their surrender to Alacer pursuant to the Arrangement. See “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and losses under the Tax Act.

Any interest awarded by the Court to a Dissenting Canadian Holder will be included in such Dissenting Canadian Holder’s income for the purposes of the Tax Act.

A Dissenting Canadian Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of taxable capital gains and interest.

Canadian Holders who are considering exercising their Dissent Rights should consult with and rely upon their own tax advisors with respect to the Canadian federal income tax consequences of exercising Dissent Rights having regard to their own particular circumstances, as the exercise of Dissent Rights could have adverse tax implications to such Canadian Holder.

Dividends on SSR Common Shares

A Canadian Holder who is an individual will be required to include in income any dividends received or deemed to be received on the Canadian Holder’s SSR Common Shares. In the case of a Canadian Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by SSR as “eligible dividends”, as defined in the Tax Act. There may be limitations on the ability of SSR to designate dividends as eligible dividends.

A Canadian Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Canadian Holder’s SSR Common Shares, but generally will be entitled to deduct an equivalent amount in computing taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Canadian Holder that is a corporation as proceeds of a disposition or a capital gain. Canadian Holders that are corporations should consult with and rely upon their own tax advisors having regard to their own circumstances.

A “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on SSR Common Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposing of SSR Common Shares

Generally on a disposition or deemed disposition of an SSR Common Share (other than in a tax deferred transaction or a disposition to SSR, subject to certain detailed exceptions in the Tax Act), a Canadian Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Canadian Holder of the SSR Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year must be included in the Canadian Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year must be deducted from taxable capital gains realized by the Canadian Holder in that year (subject to and in accordance with rules contained in the Tax Act). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Canadian Holder that throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

The amount of any capital loss realized by a Canadian Holder that is a corporation on the disposition or deemed disposition of a share may be reduced by the amount of certain dividends previously received (or deemed to be received) by the Canadian Holder on such share (or, in certain circumstances, another share where the share has been acquired in exchange for such other share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a Canadian Holder is a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Canadian Holders to whom these rules may be relevant should consult with and rely upon their own tax advisors.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Eligibility for Investment

The SSR Common Shares issued pursuant to the Arrangement will be qualified investments under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a deferred profit sharing plan, a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”) (each as defined in the Tax Act), at any particular time, provided that, at that time, the SSR Common Shares are listed on a “designated stock exchange” (which currently includes the TSX) or SSR is a “public corporation” (each as defined in the Tax Act).

Notwithstanding that SSR Common Shares may be qualified investments for a trust governed by a RRSP, RRIF, TFSA, RDSP or RESP, the annuitant under an RRSP or RRIF, the holder of a TFSA or RDSP, or the subscriber of a RESP, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act). The SSR Common Shares will generally not be a “prohibited investment” for a trust governed by a TFSA, RRSP, RRIF, RDSP or RESP provided that (i) the holder of the TFSA or RDSP, the annuitant under the RRSP or the RRIF, or the subscriber under the RESP, as the case may be, deals at arm’s length with SSR for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in SSR, or (ii) the SSR Common Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP, RRIF, RDSP or RESP. An annuitant under a RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of a RESP should consult with and rely upon its own tax advisor in this regard.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, the Alacer Common Shares or SSR Common Shares in a business carried on in Canada (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to certain holders that are insurers carrying on an insurance business in Canada and elsewhere.

Exchange of Alacer Common Shares for SSR Common Shares

Alacer Common Shares held by Non-Canadian Holders, other than Dissenting Non-Canadian Holders, as defined below, will be exchanged for SSR Common Shares as part of the Arrangement.

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of an Alacer Common Share under the Arrangement, unless the Alacer Common Share is “taxable Canadian property” and is not “treaty-protected property”, each as defined in the Tax Act, to the Non-Canadian Holder at the time of the disposition.

Generally, an Alacer Common Share, will not constitute taxable Canadian property of a Non-Canadian Holder at the time of disposition of such share provided that such share is listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Alacer, and (ii) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Alacer Common Shares may be deemed to be taxable Canadian property. Non-Canadian Holders should consult with and rely upon their own tax advisors in this regard.

Even if the Alacer Common Shares are taxable Canadian property to a Non-Canadian Holder, a taxable capital gain realized by such Non-Canadian Holder from the disposition of the Alacer Common Shares under the Arrangement will not be included in computing the Non-Canadian Holder’s taxable income earned in Canada for the purposes of the Tax Act, and will therefore not be subject to tax in Canada, if, at the time of the disposition, the Alacer Common Shares constitute treaty protected property of the Non-Canadian Holder for purposes of the Tax Act. Alacer Common Shares owned by a Non-Canadian Holder will generally be treaty protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention between Canada and the country of which the Non-Canadian Holder is resident for purposes of such treaty or convention and in respect of which the Non-Canadian Holder is entitled to receive benefits thereunder, be exempt from tax under Part I of the Tax Act.

In the event the Alacer Common Shares are, or are deemed to be, taxable Canadian property to the Non-Canadian Holder but not treaty-protected property to the Non-Canadian Holder at the time of disposition, the consequences to such Non-Canadian Holder will generally be the same as described above under the heading “Holders Resident in Canada – Exchange of Alacer Common Shares for SSR Common Shares”, including the potential for the deferral of any capital gain or loss that would otherwise be realized on the disposition of Alacer Common Shares in exchange for SSR Common Shares under the provisions of subsection 85.1(1) of the Tax Act.

Non-Canadian Holders who dispose of Alacer Common Shares that may be taxable Canadian property should consult with and rely upon their own tax advisors with respect to the Canadian income tax consequences of the disposition, including whether their Alacer Common Shares constitute treaty-protected property and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

Dissenting Non-Canadian Holders

A Non-Canadian Holder who validly exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Canadian Holder”) will be deemed to have transferred such Dissenting Non-Canadian Holder’s Alacer Common Shares to Alacer, and will be entitled to receive a payment from Alacer of an amount equal to the fair value of such Dissenting Non-Canadian Holder’s Alacer Common Shares. A Dissenting Non-Canadian Holder will be deemed to receive a taxable dividend equal to the amount, if any, by which such payment (other than any portion of the payment that is interest, if any, awarded by the Court) exceeds the “paid-up capital” (computed for the purpose of the Tax Act) of the Dissenting Non-Canadian Holder’s Alacer Common Shares immediately before their surrender to Alacer pursuant to the Arrangement. Any such dividend will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the rate is reduced by an applicable income tax treaty or convention. In the case of a Non-Canadian Holder who is a beneficial owner of dividends and who is a resident of the United States for purposes of the Convention, and who is entitled to the benefits of that treaty, the rate of withholding tax will generally be reduced to 15%. Non-Canadian Holders should consult with and rely upon their own tax advisors in this regard.

A Dissenting Non-Canadian Holder of Alacer Common Shares will also be considered to have disposed of such Alacer Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Canadian Holder less an amount in respect of interest, if any, awarded by the Court and the amount of any deemed dividend. A Dissenting Non-Canadian Holder will generally not be subject to income tax under the Tax Act in respect of any capital gain realized on a disposition of Alacer Common Shares pursuant to the exercise of their Dissent Rights unless such Alacer Common Shares constitute, or are deemed to constitute, “taxable Canadian property” of the Dissenting Non-Canadian Holder and the Dissenting Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention. See the discussion above under the heading “Holders Not Resident in Canada – Exchange of Alacer Common Shares for SSR Common Shares”.

Any interest paid or credited to a Dissenting Non-Canadian Holder will generally not be subject to Canadian withholding tax under the Tax Act provided such interest is not “participating debt interest” (as defined in the Tax Act).

Non-Canadian Holders who are considering exercising their Dissent Rights should consult with and rely upon their own tax advisors with respect to the Canadian federal income tax consequences of exercising Dissent Rights having regard to their own particular circumstances, as the exercise of Dissent Rights could have adverse tax implications to such Non-Canadian Holder.

Dividends on SSR Common Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Canadian Holder’s SSR Common Shares will be subject to withholding tax under the Tax Act at a rate of 25% of the gross amount of the dividend, unless the withholding rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a Non-Canadian Holder who is a beneficial owner of dividends and who is a resident of the United States for purposes of the Convention, and who is entitled to the benefits of that treaty, the rate of withholding tax will generally be reduced to 15%. Non-Canadian Holders should consult with and rely upon their own tax advisors in this regard.

Disposing of SSR Common Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of an SSR Common Share acquired pursuant to the Arrangement, unless the SSR Common Share is taxable Canadian property and is not treaty protected property of the Non-Canadian Holder at the time of disposition. Provided that at the time of disposition the SSR Common Shares are listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX), the SSR Common Shares will not be taxable Canadian property at that time, unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of SSR, and (ii) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists).

Where a Non-Canadian Holder acquires SSR Common Shares pursuant to the Arrangement in exchange for Alacer Common Shares that are, at the time of the exchange, “taxable Canadian property” to the Non-Canadian Holder, the SSR Common Shares will generally be deemed to be “taxable Canadian property” to the Non-Canadian Holder for the 60 month period following the exchange. Non-Canadian Holders who dispose of SSR Common Shares that may constitute “taxable Canadian property” should consult their own tax advisors with respect to the Canadian income tax consequences of the disposition including whether their SSR Common Shares constitute treaty-protected property and the potential requirement to file a Canadian income tax return in respect of the disposition depending on their particular circumstances.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Holder. Accordingly, Holders should consult with and rely upon their own tax advisors for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Certain United States Federal Income Tax Considerations

The following discussion summarizes the material U.S. federal income tax consequences generally applicable to U.S. Holders and Non-U.S. Holders of Alacer Common Shares relating to the exchange of Alacer Common Shares for SSR Common Shares pursuant to the Arrangement, to the exercise of Dissent Rights and to the ownership and disposition of SSR Common Shares received pursuant to the Arrangement. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders and Non-U.S. Holders that hold their Alacer Common Shares and will hold their SSR Common Shares received pursuant to the Arrangement, as capital assets (generally, property held for investment purposes). This section does not address U.S. federal income tax considerations that may apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Alacer’s or SSR’s equity, persons that own or will own, directly, indirectly or constructively, 5% or more (by vote or value) of SSR’s equity after the Arrangement, U.S. Holders that are individuals and whose tax home is outside of the United States, persons that hold an interest in an entity that holds Alacer Common Shares or will hold SSR Common Shares, persons that hold Alacer Common Shares or will hold SSR Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation. In addition, this discussion does not address the U.S. federal income tax considerations of the Arrangement to holders of Alacer RSUs, Alacer PSUs or Alacer DSUs. Each Alacer Shareholder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement and the ownership and disposition of SSR Common Shares. This discussion is based on the U.S. Tax Code, its legislative history, administrative pronouncements of the IRS, existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Convention, all as in effect as of the date of this Circular, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

A “U.S. Holder” is a beneficial owner of Alacer Common Shares or SSR Common Shares received pursuant to the Arrangement, who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the Laws of the United States, or any state thereof, or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Alacer Common Shares or SSR Common Shares received pursuant to the Arrangement who is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

If a partnership or other pass-through entity holds Alacer Common Shares or SSR Common Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary or other stakeholder in a pass-through entity holding Alacer Common Shares or SSR Common Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of SSR Common Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder or Non-U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or Non-U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or Non-U.S. Holder is made. Each U.S. Holder and Non-U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax Laws, as well as any applicable non-U.S. tax Laws, to such holder’s particular situation, and of any change in applicable tax Laws.

(a) U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Alacer Common Shares for SSR Common Shares in the Arrangement

Subject to the discussion below regarding the application of the PFIC rules to the Arrangement, the exchange of Alacer Common Shares for SSR Common Shares is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, although there can be no assurance that it will so qualify. Accordingly, subject to the discussion below regarding the application of the PFIC rules to the Arrangement, assuming the exchange of Alacer Common Shares for SSR Common Shares qualifies as a reorganization under Section 368(a) of the U.S. Tax Code, a U.S. Holder or Non-U.S. Holder of Alacer Common Shares will not recognize any gain or loss on the exchange of its shares for SSR Common Shares except as described below with respect to the receipt of cash in lieu of fractional shares. The aggregate basis of the SSR Common Shares received in the exchange should be the same as the aggregate basis of the Alacer Common Shares for which they are exchanged. The holding period of SSR Common Shares received in the exchange will include the holding period of the Alacer Common Shares for which they are exchanged. If a U.S. Holder or Non-U.S. Holder holds different blocks of Alacer Common Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such holder’s tax basis and holding period in its SSR Common Shares may be determined with reference to each block of Alacer Common Shares for which they are exchanged.

If a U.S. Holder of Alacer Common Shares receives cash in lieu of fractional shares, and assuming the exchange of Alacer Common Shares for SSR Common Shares qualifies as a reorganization under Section 368(a) of the U.S. Tax Code, the U.S. Holder generally will be deemed to have received such fractional shares as if they were Consideration Shares issued in the Arrangement, and then as having received cash in exchange for such fractional shares. A U.S. Holder would generally recognize gain or loss with respect to the fractional shares equal to the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share. A Non-U.S. Holder who receives cash in lieu of fractional shares would be similarly taxed only if such holder would be subject to U.S. federal income tax if the Arrangement does not qualify as a reorganization under Section 368(a), as described below.

If the exchange of Alacer Common Shares for SSR Common Shares does not qualify as a reorganization under Section 368(a) of the U.S. Tax Code, a U.S. Holder of Alacer Common Shares will recognize gain or loss on the exchange of its shares for SSR Common Shares equal to the difference between the fair market value of the SSR Common Shares received and the adjusted basis in the Alacer Common Shares surrendered. For this purpose, U.S. Holders of Alacer Common Shares must calculate gain or loss separately for each identified block of Alacer Common Shares exchanged (that is, Alacer Common Shares acquired at the same cost in a single transaction). The basis of each of the SSR Common Shares received in the exchange will equal its fair market value, and the holding period for the SSR Common Shares will begin on the day after the exchange.

Subject to the PFIC rules, any gain recognized in the exchange of Alacer Common Shares for SSR Common Shares generally will be treated as capital gain and will be long-term capital gain if the U.S. Holder’s holding period for the Alacer Common Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Any such capital gain will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, gain recognized on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under “U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of SSR Common Shares by U.S. Holders – Passive Foreign Investment Company Rules”, unless such holder has timely made certain elections. Although Alacer believes that it has not recently been classified as a PFIC and that it will not be classified as a PFIC for its current taxable year, this determination cannot be made until the end of the taxable year. Moreover, there can be no assurance that the IRS would agree with this determination or that Alacer has never been classified as a PFIC.

If the exchange of Alacer Common Shares for SSR Common Shares does not qualify as a reorganization under Section 368(a) of the U.S. Tax Code, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain resulting from the disposition of Alacer Common Shares unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Alacer Common Shares is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder (and, if such Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax).

Application of the Passive Foreign Investment Company Rules to the Arrangement

A U.S. Holder of Alacer Common Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their shares if Alacer were classified as a PFIC for any taxable year during which such U.S. Holder has held Alacer Common Shares and did not have certain elections in effect. The rules governing the determination of whether a non-U.S. corporation qualifies as a PFIC with respect to a U.S. Holder, and the consequences to a U.S. Holder of owning and disposing of shares of a PFIC, are described more fully below under “U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of SSR Common Shares by U.S. Holders – Passive Foreign Investment Company Rules”.

Section 1291(f) of the U.S. Tax Code provides that, to the extent provided in U.S. Treasury regulations, any gain on the transfer of stock in a PFIC that would otherwise qualify for nonrecognition shall be recognized notwithstanding any other provision of Law. Pursuant to the Proposed PFIC Regulations, U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 11, 1992, including the Arrangement.

Alacer does not believe that it will be a PFIC for the current taxable year or that it has recently been a PFIC, although no guarantee can be made that this belief is correct or that the IRS will agree with this determination. SSR believes that it was not a PFIC in its most recent taxable year and that it will not be a PFIC for the current taxable year or a taxable year in the foreseeable future. However, there can be no assurance concerning SSR’s PFIC status in the current or subsequent taxable years.

Accordingly, if the Proposed PFIC Regulations were finalized and made applicable to the exchange of Alacer Common Shares for SSR Common Shares, the U.S. federal income tax treatment of U.S. Holders of Alacer Common Shares would be as described above even if Alacer were to be classified as a PFIC only if SSR is also classified as a PFIC. Because the Proposed PFIC Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed.

If Alacer were treated as a PFIC with respect to a U.S. Holder but SSR were not treated as a PFIC for the current taxable year, and if the Proposed PFIC Regulations were finalized in their current form and made applicable to the Arrangement (even if such finalization occurs after completion of the Arrangement), then the U.S. Holder would recognize gain on the exchange of Alacer Common Shares for SSR Common Shares. Any such gain recognized would be subject to the rules described below under “U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of SSR Common Shares by U.S. Holders – Passive Foreign Investment Company Rules” applicable to U.S. Holders who dispose of stock of a PFIC.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

Dissenting U.S. Holders and Non-U.S. Holders

A U.S. Holder that exercises Dissent Rights with respect to their Alacer Common Shares and is paid cash in exchange for all of such U.S. Holder’s Alacer Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the Canadian currency received by such U.S. Holder in exchange for such U.S. Holder’s Alacer Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Alacer Common Shares surrendered. Subject to the PFIC rules generally discussed below under “U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of SSR Common Shares by U.S. Holders – Passive Foreign Investment Company Rules”, such gain or loss will generally be treated as capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Alacer Common Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a non-corporate U.S. Holder. Deductions for capital losses are subject to complex limitations under the Code.

A Non-U.S. Holder that exercises Dissent Rights with respect to their Alacer Common Shares and is paid cash in exchange for all of such Non-U.S. Holder’s Alacer Common Shares generally will not be subject to U.S. federal income tax on any gain resulting from the disposition of Alacer Common Shares unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of Alacer Common Shares is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder (and, if a corporation, may be subject to an additional branch profits tax).

Subject to the discussion below regarding the application of the PFIC rules to the Arrangement, the exchange of Alacer Common Shares for SSR Common Shares has been structured in a manner intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, including providing that any payment to Alacer Shareholders who exercise Dissent Rights are to be paid by Alacer from cash held by Alacer, although there can be no assurance that the Arrangement will qualify as such a reorganization.

(b) U.S. Federal Income Tax Considerations Relating to Ownership and Disposition of SSR Common Shares by U.S. Holders

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income”. In general, “passive income” includes dividends, interest, certain rents and royalties, the excess of gains over losses from the sale or exchange of certain property that give rise to passive income, and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” (at least 85 percent) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on the nature of SSR’s income, assets and activities, SSR believes that it was not classified as a PFIC in its most recent taxable year and that it will not be classified as a PFIC for the current taxable year or any taxable year in the foreseeable future. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond SSR’s control, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance as to SSR’s PFIC status in the current or subsequent taxable years.

As described below, adverse tax consequences could apply to a U.S. Holder if SSR were classified as a PFIC. A U.S. Holder would be required to report any gain on the disposition of any SSR Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the SSR Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the SSR Common Shares. The amounts allocated to the taxable year of disposition and to years before SSR became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its SSR Common Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the SSR Common Shares). For purposes of these rules, any actual or deemed transfers of the SSR Common Shares, including gifts, exchanges pursuant to corporate reorganizations and use of the SSR Common Shares as security for a loan, may be treated as a taxable disposition of the SSR Common Shares.

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which SSR is treated as a PFIC with respect to such U.S. Holder and any of SSR’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in SSR.

The tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC. A U.S. Holder may make and maintain a QEF election for SSR only if SSR annually provides the U.S. Holder with the necessary information regarding its ordinary earnings and net capital gain as determined under U.S. tax rules (known as a “PFIC annual information statement”). There can be no assurance that SSR will provide PFIC annual information statements to permit U.S. Holders to make and maintain QEF elections.

A QEF election is generally timely filed only if it is made with respect to SSR on a timely filed federal income tax return for the first year in the U.S. Holder’s holding period for SSR Common Shares in which SSR was a PFIC. A U.S. Holder for whom a QEF election would otherwise be untimely may be able to make a special “deemed sale” election pursuant to which the U.S. Holder recognizes any gain inherent in the U.S. Holder’s common shares and restarts the U.S. Holder’s holding period in our common shares for purposes of making a QEF election. A deemed sale election generally can be made only if the U.S. Holder owns SSR Common Shares on the first day of the PFIC’s first taxable year as a QEF.

If SSR is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat SSR as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds SSR Common Shares. If a U.S. Holder makes a timely QEF election with respect to SSR, the electing U.S. Holder would be required in each taxable year that SSR is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of SSR and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of SSR, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in SSR Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the SSR Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to SSR will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

A U.S. Holder may make a QEF election for a Subsidiary PFIC only if the U.S. Holder receives a PFIC annual information statement from the Subsidiary PFIC annually. There can be no assurance that SSR will provide, or will cause any Subsidiary PFIC to provide, PFIC annual information statements to permit U.S. Holders to make and maintain QEF elections for the Subsidiary PFIC.

The U.S. federal income tax on any gain from the disposition of SSR Common Shares or from the receipt of Excess Distributions may be greater than the tax would be if a timely QEF election is made. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to SSR and any Subsidiary PFIC.

Alternatively, if SSR were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the SSR Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case SSR is classified as a PFIC in any taxable year.

During any taxable year in which SSR or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally may be required to file IRS Form 8621, subject to certain exceptions. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if SSR were treated as a PFIC for any taxable year, including as to how such a classification would impact the tax consequences of the Arrangement.

Distributions on the SSR Common Shares

Subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the SSR Common Shares (including any amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to SSR’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. SSR may not calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed above, distributions on SSR Common Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. A U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars received. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by SSR will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange or Other Taxable Disposition of the SSR Common Shares

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the SSR Common Shares in an amount equal to the difference between the amount realized for the SSR Common Shares and the U.S. Holder’s adjusted tax basis in such SSR Common Shares. Subject to the PFIC rules discussed above, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. If a U.S. Holder receives Canadian dollars in the sale, the U.S. Holder may recognize foreign currency gain or loss, treated as U.S. source ordinary income or loss, on a subsequent conversion or other disposition of the Canadian dollars received.

Net Investment Income Tax

Non-corporate U.S. Holders receiving net investment income, including dividends and capital gains, among other items, are subject to a 3.8% net investment income tax on all or a portion of those income items if their modified adjusted gross income (for individual U.S. Holders) or adjusted gross income (for U.S. Holders that are estates and trusts) for a calendar year exceeds certain thresholds.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the SSR Common Shares, subject to exceptions (including an exception for SSR Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the SSR Common

Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the SSR Common Shares.

(c) U.S. Federal Income Tax Considerations Relating to Ownership and Disposition of SSR Common Shares by Non-U.S. Holders

Distributions on the SSR Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on distributions received with respect to SSR Common Shares unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a U.S. trade or business and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder (and, if such Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax).

Sale, Exchange or Other Taxable Disposition of the SSR Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain resulting from the disposition of SSR Common Shares unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of SSR Common Shares is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder (and, if such Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax).

(d) Information Reporting and Backup Withholding

Under certain circumstances, a U.S. Holder of Alacer Common Shares may be subject to information reporting on any cash payments received in the transactions contemplated in the Arrangement, and may be subject to backup withholding unless the U.S. Holder provides certain identifying information, such as a duly executed IRS Form W-9 (or substitute form) or otherwise establishes an exemption from backup withholding. A U.S. Holder may be subject to information reporting requirements with respect to any dividends paid on SSR Common Shares, and the proceeds from the sale, exchange or disposition of SSR Common Shares. In addition, a U.S. Holder may be subject to backup withholding on dividends paid on SSR Common Shares, and on the proceeds from the sale, exchange or other disposition of SSR Common Shares paid within the United States or by a U.S. payor or U.S. middleman, unless the U.S. Holder establishes an exemption from backup withholding as described above.

Non-U.S. Holders will generally not be subject to U.S. information reporting or backup withholding. Such holders, however, may be required to provide certification of non-U.S. status (generally, on IRS Form W-8BEN) in connection with payments received in the United States or through U.S-related financing intermediaries.

Backup withholding currently applies at the rate of 24%. Backup withholding is not an additional tax and the amount of any backup withholding will be allowable as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that certain information is timely furnished to the IRS.

Certain Australian Income Tax Considerations

The following is a general overview of certain material Australian income tax implications for Alacer Shareholders who (i) are tax resident of, and only of, Australia for Australian income tax purposes; (ii) do not hold their Alacer Common Shares and/or Alacer CDIs as part of a permanent establishment outside of Australia for Australian income tax purposes; (iii) hold their Alacer Common Shares and/or Alacer CDIs directly and solely on capital account for Australian income tax purposes and (iv) do not exercise their Dissent Rights (“Australian Holders”).

This overview does not consider the tax implications arising in respect of any Australian Holders who: (i) are engaged in a business of trading or investment; (ii) acquired their Alacer Common Shares and/or Alacer CDIs as part of a profit making undertaking or scheme; (iii) hold their Alacer Common Shares or Alacer CDIs on revenue account or as trading stock; (iv) are banks, insurance companies, tax exempt entities or persons who acquired their shares in respect of their employment with Alacer (or an associated company); (iv) are subject to the “taxation of foreign arrangements” rules in Division 230 of the Income Tax Assessment Act 1997 (Cth) (“Australian Tax Act”); (v) are temporary residents for Australian income tax purposes or (vi) who wish to exercise Dissent Rights. Australian Holders who fall into any of those preceding categories should consult their own tax advisers for advice with respect to the tax consequences to them of the Arrangement, and of holding and disposing of SSR Common Shares and/or SSR CDIs, having regard to their own particular circumstances.

This overview is confined to Australian income taxation issues and is only one of the matters an Australian Holder needs to consider when making a decision about his, her or its investments. Each Australian Holder should consider taking advice from a licensed adviser before making a decision about his, her or its investments.

This overview is based on the current provisions of the income tax laws of the Commonwealth of Australia and the current published administrative policies of the Commissioner of Taxation for the Commonwealth of Australia (Commissioner). This summary does not take into account or anticipate any changes in Law (unless otherwise expressly stated), whether by legislative, governmental or judicial decision or action, or any changes in the administrative policies of the Commissioner. Unless otherwise defined or the context otherwise requires, terms used in this overview have the same meaning as the term has under the current income tax laws of the Commonwealth of Australia.

This overview is of a general nature only and is not, and is not intended to be, legal or tax advice or representations to any particular Australian Holder. This summary is not exhaustive of all Australian tax considerations or applicable to Alacer Shareholders or SSR Shareholders that are not Australian Holders. Accordingly, Alacer Shareholders should consult their own tax advisors for advice with respect to the tax consequences to them of the Arrangement, and of holding and disposing of SSR Common Shares and/or SSR CDIs, having regard to their own particular circumstances.

Disposal of Alacer Common Shares and/or Alacer CDIs

Capital gains or losses

Subject to the availability of roll-over relief discussed below (see “-Potential Rollover Relief on Disposal of Alacer Common Shares or Alacer CDIs”), the disposal of Alacer Common Shares or Alacer CDIs pursuant to the Arrangement will result in a CGT event happening for Australian Holders for Australian income tax purposes. That CGT event will happen on the Effective Date. Australian Holders will prima facie derive a capital gain for Australian income tax purposes as a result of that CGT event happening to the extent that the market value of the capital proceeds received for Australian income tax purposes (being the market value of the SSR Common Shares and/or SSR CDIs as relevant at the Effective Date) exceeds the cost base for Australian income tax purposes of their Alacer Common Shares and/or Alacer CDIs (as is relevant). Conversely, Australian Holders will incur a capital loss as a result of that CGT event happening to the extent that the market value of those capital proceeds is less than the reduced cost base for Australian income tax purposes of their Alacer Common Shares or Alacer CDIs.

The cost base of the Alacer Common Shares or Alacer CDIs held by each Australian Holder for Australian income tax purposes will generally include the consideration paid to acquire those assets plus certain related costs of acquisition, including any incidental costs of acquisition such as brokerage fees and duty. The reduced cost base of those assets for Australian income tax purposes is determined similarly, though there are some limitations on including certain related costs. The cost base and reduced cost base of the Alacer Common Shares or Alacer CDIs may be impacted by previous arrangements (such as in connection with the Avoca Merger) under which those assets were acquired, such as any previous roll-over chosen for Australian income tax purposes.

Each Australian Holder should seek specific tax advice to confirm the cost base or reduced cost base of their Alacer Common Shares and/or Alacer CDIs (and therefore whether a capital gain or capital loss arises on the relevant CGT event happening).

Potential Roll-Over on Disposal of Alacer Common Shares and/or Alacer CDIs

Australian Holders who make a capital gain as a result of the CGT event happening on the disposal of their Alacer Common Shares or Alacer CDIs pursuant to the Arrangement may be eligible to choose to obtain a roll-over in respect that capital gain pursuant to Subdivision 124-M of the Australian Tax Act.

In this regard, the receipt by an Australian Holder who holds Alacer CDIs of either SSR Common Shares or SSR CDIs should not preclude qualification by that Australian Holder from choosing the roll-over. This is on the basis that the Alacer CDIs and (if relevant) the SSR CDIs are interests in foreign shares.

If an Australian Holder is eligible and chooses to apply the roll-over to the CGT event happening on the disposal of their Alacer Common Shares or Alacer CDIs, any capital gain arising from that CGT event would be disregarded for Australian income tax purposes, and accordingly such capital gain would not be included in calculating the taxable income of the Australian Holder.

Where an Australian Holder chooses the roll-over, the cost base and acquisition date(s) of the Australian Holder’s interest in the Alacer Common Shares or Alacer CDIs would effectively transfer to the new SSR Common Shares or SSR CDIs acquired (that is, the cost base of the Alacer Common Shares or Alacer CDIs will become the cost base of the SSR Common Shares or SSR CDIs acquired). This will be relevant for any future disposal of the SSR Common Shares or SSR CDIs acquired pursuant to the Arrangement by such Australian Holder.

To choose the roll-over, an Australian Holder must make a choice before lodging their Australian income tax return for the income year in which the CGT event happens. The way in which an Australian Holder prepares their Australian income tax return is evidence of making the choice (that is, by not including the disregarded capital gain in calculating their taxable income). There is no need for the Australian Holder to lodge a notice with the ATO evidencing the choice of the roll-over.

Whilst it is intended that an Australian Holder would be eligible to choose roll-over in respect of the CGT event, there can be no assurance that this will be the case. Each Australian Holder should seek specific tax advice on the availability of the roll-over in their specific circumstances.

An Australia Holder who makes a capital loss as a result of the CGT event happening on the disposal of their Alacer Common Shares and/or Alacer CDIs cannot choose to apply the roll-over (that is, the Australian Holder cannot elect to disregard any capital loss they incur as a result of the Arrangement).

Position Where Roll-Over is Not Chosen or is Not Available

To the extent the capital gain that arises to an Australian Holder from the CGT event is not disregarded by the roll-over discussed above (such as a result of either that Australian Holder not making the choice to apply the roll-over or the roll-over not being otherwise available) (see “-Potential Rollover Relief on Disposal of Alacer Common Shares or Alacer CDIs”), then subject to (i) the recoupment of any current and/or prior year capital losses to offset some or all of that capital gain (and any other capital gains arising to the Australian Holder in the same income year) and (ii) the application of any other applicable CGT discount (as discussed below) or exemption, that capital gain will be included in calculating the taxable income of the Australian Holder.

An Australian Holder who is an individual, superannuation fund or trustee of a trust may be entitled to a CGT discount where the Alacer Common Shares or Alacer CDIs have been held by that Australian Holder for more than 12 months at the time of the CGT event (subject in the case of trustees of trusts that are managed investment trusts for Australian tax purposes to an announced proposed change in Australian taxation law to take effect from July 1, 2020 which has not yet been enacted into law that removes the CGT discount for managed investment trusts (although the CGT discount may still be available for eligible beneficiaries of the managed investment trust)). The CGT discount for individuals and trusts (subject to the proposed change of law already noted) is 50%, and for superannuation funds is 33 1⁄3%. there is no CGT discount for Australian Holders who are companies (or treated like companies for Australian income tax purposes). However, where an Australian Holder is a company that has held a direct voting percentage of 10% or more in Alacer throughout a 12-month period during the two years before the time the CGT event happens may in certain circumstances be able to reduce the capital gain to the extent that Alacer carries on an active business outside of Australia.

Further, the SSR Common Shares or SSR CDIs acquired by that Australian Holder will be taken to have been acquired for Australian income tax purposes for an amount equal to the market value on the Effective Date of the Alacer Common Shares or Alacer CDIs disposed of to acquire those SSR Common Shares or SSR CDIs. This will be relevant for determining any future capital gain or capital loss arising in respect of the SSR Common Shares or SSR CDIs acquired pursuant to the Arrangement.

To the extent that a capital loss arises to an Australia Holder, such capital loss may be applied to reduce other capital gains arising in the same income year, or in certain circumstances and subject to satisfaction of the relevant rules may be carried forward to reduce future capital gains derived by the Australian Holder.

Distributions Received in Relation to SSR Common Shares or SSR CDIs

Distributions received by an Australian Holder in relation to their SSR Common Shares or SSR CDIs that are dividends for Australian income tax purposes will be included in calculating the taxable income of those Australian Holders for Australian income tax purposes. The amount included in respect of those dividends in the calculating the taxable income will be increased by any foreign withholding taxes withheld from those dividends.

A distribution will generally be treated as a dividend for Australian income tax purposes unless the distribution has been debited to a share capital account of SSR recognised as such for Australian income tax purposes (subject to the application of relevant anti-avoidance provisions).

Where a dividend is subject to any foreign withholding tax, that tax may be creditable as a foreign income tax offset (“FITO”) against the Australian Holder’s Australian income tax liability. However, the amount of the FITO will be limited to the greater of A$1,000 and the Australian tax payable on the Australian Holder’s assessable foreign income (after reduction by any allowable deductions) for the income year.

However, if the Australian Holder is a company (or entity treated like a company for Australian tax purposes) and it holds more than a 10% voting interest in SSR after the Effective Date, any dividend received by the Australian Holder may not be subject to income tax in Australia provided that the dividend does not give rise to a tax deduction in a foreign jurisdiction.

Disposal of SSR Common Shares or SSR CDIs Acquired Pursuant to the Arrangement

A CGT event will happen on the disposal of any SSR Common Shares or SSR CDIs acquired pursuant to the Arrangement by an Australian Holder. In determining whether a capital gain or capital loss arises from such CGT event, the capital proceeds would prima facie be equal to the consideration received by the Australian Holder for that disposal. The cost base (or reduced cost base) will depend on whether the Australian Holder chose roll-over in respect of the Arrangement (see “Disposal of Alacer Common Shares and/or Alacer CDIs” above).

Where a capital gain arises for the Australian Holder from such CGT event, then subject to (i) the capital gain being disregarded in whole or part by any roll-over, (ii) the recoupment of any current and/or prior year capital losses against that capital gain (and any other capital gains arising to the Australian Holder in the same income year) and (iii) the application of any other applicable CGT discount (as discussed below) or exemption, that capital gain will be included in calculating the taxable income of the Australian Holder.

An Australian Holder who is an individual, superannuation fund or trustee of a trust may be entitled to a CGT discount where the SSR Common Shares or SSR CDIs have been held by that Australian Holder for more than 12 months at the time of the CGT event (subject in the case of trustees of trusts that are managed investment trusts for Australian tax purposes to an announced proposed change in Australian taxation law to take effect from 1 July 2020 which has not yet been enacted into law that removes the CGT discount for managed investment trusts (although the CGT discount may still be available for eligible beneficiaries of the managed investment trust)). The CGT discount for individuals and trusts (subject to the proposed change of law already noted) is 50%, and for superannuation funds is 33 1⁄3%. There is no CGT discount for Australian Holders who are companies (or treated like companies for Australian income tax purposes). However, where an Australian Holder is a company that has held a direct voting percentage of 10% or more in Alacer throughout a 12-month period during the two years before the time the CGT event happens may in certain circumstances be able to reduce the capital gain to the extent that Alacer carries on an active business outside of Australia.

In that regard, for Australian Holders who are individuals, superannuation funds or trusts and who chose the roll-over on the disposal of their Alacer Common Shares or Alacer CDIs, the 12 month holding period in respect of the SSR Common Shares or SSR CDIs acquired pursuant to the Arrangement for the purposes of eligibility for the CGT discount (or for Australian Holders who are companies in relation to the reduction in capital gain or capital loss) would be deemed to commence at the date of acquisition of the original Alacer Common Shares or Alacer CDIs which were disposed of pursuant to the Arrangement. Otherwise, the 12-month holding period would commence at the Effective Date.

RISK FACTORS

SSR Shareholders who vote in favour of the SSR Share Resolution and Alacer Shareholders who vote in favour of the Alacer Arrangement Resolution will be voting in favour of combining the businesses of SSR and Alacer, and, in the case of Alacer Shareholders, to invest in SSR Common Shares, and in the case of SSR Shareholders, to invest in the business of Alacer. There are certain risk factors associated with the Arrangement that should be carefully considered by SSR Shareholders and Alacer Shareholders, including the fact that the Arrangement may not be completed, if among other things, the SSR Share Resolution is not approved at the SSR Meeting, the Alacer Arrangement Resolution is not approved at the Alacer Meeting or if any other conditions precedent to the completion of the Arrangement are not satisfied or waived, as applicable. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular and Appendix K, including the documents incorporated by reference therein, and documents filed by SSR and Alacer pursuant to applicable Laws from time to time.

The Arrangement May Not Be Completed

Each of the Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Parties, including obtaining approval of SSR Shareholders of the SSR Share Resolution, approval of Alacer Shareholders of the Alacer Arrangement Resolution, approval of the TSX and Nasdaq, Key Regulatory Approvals and approval of the Court. There is no certainty, nor can the Parties provide any assurance, that these conditions will be satisfied, or if satisfied, when they will be satisfied.

There are a number of material risks to which SSR and Alacer are subject relating to the Arrangement not being completed, including the following:

(a)	certain costs related to the Arrangement, such as legal, financial advisor and accounting fees must be paid by SSR and Alacer even if the Arrangement is not completed;

(b)	if the Arrangement is not completed, the market price of SSR Common Shares or Alacer Common Shares may be adversely affected; and

(c)

if the Arrangement Agreement is terminated and the SSR Board or the Alacer Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the Arrangement and, under certain circumstances, SSR or Alacer may be required to pay the SSR Termination Amount or the Alacer Termination Amount to the other Party, as applicable.

The Arrangement may be delayed and business affected due to outbreaks of communicable diseases, including COVID-19

The continued and prolonged effects of the recent global outbreak of COVID-19 may delay or prevent the completion of the Arrangement. Among other things, Governmental Entities in certain jurisdictions have ordered the mandatory closure of all nonessential workplaces, which may disrupt the ability of Alacer and SSR to close the Arrangement in the timing contemplated including potential delays in respective shareholder meetings, court hearings and the receipt of requisite regulatory approvals. In addition, the impacts of COVID-19, among other things, have and may affect the ability of Alacer and SSR to operate at one or more of their respective mines for an indeterminate period of time, may affect the health or safety of employees or contractors, may impede access to essential services, contractors and supplies, may lead to heightened regulatory scrutiny by Governmental Entities, may lead to restrictions on transferability of currency, may cause business continuity issues and may result in failures of various local administration, logistics and critical infrastructure. Such effects and disruptions to business continuity as a result of the effects of COVID-19 may impact the ability to consummate the Arrangement or the timing thereof and may have an adverse effect on Alacer, SSR and the Combined Company’s financial position and results of operations. The full extent of the impact of COVID-19 on the contemplated timing and completion of the Arrangement and on the respective operations of Alacer, SSR and the Combined Company will depend on future developments, which are uncertain and cannot be predicted at this time.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Achieving the benefits of the Arrangement depends in part on the ability of the Combined Company to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of SSR and Alacer.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on SSR’s ability to realize the anticipated growth opportunities and synergies from integrating Alacer’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Combined Company following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement as well as any anticipated benefits from possible future acquisitions.

Risks Related to the Businesses of SSR and Alacer

Each of the businesses of SSR and Alacer are subject to significant risks. See the risk factors set out in the documents incorporated by reference in the sections entitled “Information Concerning Alacer” and “Information Concerning SSR”. While each of SSR and Alacer have completed due diligence investigations, including reviewing technical, environmental, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on SSR and the combined assets of SSR and Alacer following the Arrangement and may have a negative impact on the value of the SSR Common Shares.

SSR and Alacer Expect to Each Incur Significant Costs Associated with the Arrangement

Each of SSR and Alacer will incur significant direct transaction costs in connection with the Arrangement. While such costs were anticipated, actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. Moreover, certain of SSR’s and Alacer’s costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

Dissent Rights

Registered Alacer Shareholders have the right to exercise certain dissent and appraisal rights and demand payment of the fair value of their Alacer Common Shares in cash in connection with the Arrangement in accordance with the YBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and the Final Order. If there are a significant number of Alacer Dissenting Shareholders, a substantial cash payment may be required to be made to such Alacer Shareholders that could have an adverse effect on SSR’s financial condition and cash resources if the Arrangement is completed. If, as of the Effective Date, the aggregate number of Alacer Common Shares in respect of which Alacer Shareholders have duly and validly exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, exceeds 10% of the Alacer Common Shares then outstanding, SSR is entitled, in its discretion, not to complete the Arrangement. See “The Arrangement – Dissent Rights Under the Arrangement”.

The SSR Common Shares Issued in Connection with the Arrangement May Have a Market Value Different Than Expected

Pursuant to the Arrangement, each Alacer Shareholder will be entitled to receive 0.3246 of an SSR Common Share for each Alacer Common Share held, subject to adjustment for fractional shares. Because the exchange ratio under the Arrangement will not be adjusted to reflect any changes in the market value of SSR Common Shares or the Alacer Common Shares, the market values of the SSR Common Shares and the Alacer Common Shares at the Effective Time may vary significantly from the values at the date of this Circular. If the market price of SSR Common Shares declines, the value of the consideration received by Alacer Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of SSR, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, changes in the prices of gold and other factors over which neither SSR nor Alacer has control. SSR Common Shares (and SSR CDIs) will be quoted on different markets which open and close at different times, and the shares or CDIs may trade at different prices on those markets.

The Combined Company May Not Realize the Benefits of its Growth Projects

As part of its strategy, the Combined Company will continue existing efforts and initiate new efforts to develop new projects and may have a larger number of such projects as a result of the Arrangement, including the assets and projects of SSR and Alacer. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on the Combined Company’s financial position and results of operations.

The Combined Company Will Be Subject to Significant Capital Requirements Associated with its Expanded Portfolio of Development Projects

The Combined Company must be able to utilize available financing sources to finance its growth and sustain capital requirements. The Combined Company could be required to raise significant additional capital through equity financings in the capital markets or to incur significant borrowings through debt financings to meet its capital requirements. If these financings are required, the Combined Company’s cost of raising capital in the future may be adversely affected. In addition, if the Combined Company is required to make significant interest and principal payments resulting from a debt financing, the Combined Company’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in completing its development projects or the incurring of capital costs that are significantly higher than estimated could have a significant adverse effect on the Combined Company’s results of operations and financial condition. If additional capital is raised by the issuance of securities following completion of the Arrangement, SSR Shareholders and Alacer Shareholders may suffer dilution.

There are risks related to SSR and Alacer’s international activities

A material portion of the business of the Parties is located outside of North America, with assets in Turkey and Argentina. The Arrangement may give rise to certain actions being taken by foreign Governmental Entities in these nations or by other counterparties to contracts in respect of such operations, whereby such Governmental Entities or other counterparties could assert rights of expropriation, nationalization, renegotiation or nullification of existing licenses, permits, leases, concessions and contracts. There can be no assurance that these foreign Governmental Entities or other counterparties will not take the steps noted above in respect of the Parties’ current operations in such nations and, if any such steps are taken, there can be no assurance that sufficient remedies will be available to recoup the investments that have been made to date in such areas. Under the Arrangement Agreement, the Parties have agreed to complete the Arrangement, notwithstanding the occurrence of any of the events listed above, unless such would result in a Material Adverse Effect in respect of SSR or Alacer. The occurrence of any such events in respect of the current operations of either SSR or Alacer in such foreign nations could, following completion of the Arrangement, have an adverse effect on the Combined Company’s business and results of operations as currently contemplated and could adversely affect the ability of the Combined Company to achieve the anticipated benefits of the Arrangement.

Further, following completion of the Arrangement, the Combined Company’s international operations may be adversely affected by political or economic developments or social instability, which will not be within the Combined Company’s control, including, among other things, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, fluctuating exchange rates and currency controls. The occurrence of any such events could have a Material Adverse Effect on the Combined Company’s business and results of operations as currently contemplated.

Uncertainty surrounding the Arrangement could adversely affect SSR’s and Alacer’s retention of suppliers and personnel and could negatively impact future business and operations

The Arrangement is dependent upon satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, each of SSR’s and Alacer’s suppliers may delay or defer decisions concerning each company. Any change, delay or deferral of those decisions by suppliers could negatively impact the business, operations and prospects of SSR and Alacer, regardless of whether the Arrangement is ultimately completed, or of the Combined Company if the Arrangement is completed. Similarly, current and prospective employees of SSR and Alacer may experience uncertainty about their future roles with the Combined Company until the Combined Company’s strategies with respect to such employees are determined and announced. This may adversely affect SSR and Alacer’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

While the Arrangement is pending, SSR and Alacer are restricted from taking certain actions

The Arrangement Agreement restricts SSR and Alacer from taking specified actions until the Arrangement is completed without the consent of the other Party which may adversely affect the ability of each to execute certain business strategies, including, but not limited to, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. These restrictions may prevent SSR and Alacer from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of SSR’s and Alacer’s management

The pendency of the Arrangement could cause the attention of SSR’s and Alacer’s management to be diverted from the day-to-day operations and suppliers may seek to modify or terminate their business relationships with either party. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of SSR and Alacer regardless of whether the Arrangement is ultimately completed, or of the Combined Company if the Arrangement is completed.

SSR and Alacer directors and officers may have interests in the Arrangement different from the interests of SSR Shareholders and Alacer Shareholders following completion of the Arrangement

Certain of the directors and executive officers of SSR and Alacer negotiated the terms of the Arrangement Agreement, and the SSR Board has unanimously recommended that SSR Shareholder vote in favour of the SSR Resolutions and the Alacer Board has unanimously recommended that Alacer Shareholders vote in favour of the Alacer Arrangement Resolution. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of SSR Shareholders and Alacer Shareholders generally. These interests include, but are not limited to, the continued employment of certain executive officers of SSR and Alacer by the Combined Company, and the continued service of certain directors of SSR and Alacer as directors of the Combined Company. SSR Shareholders and Alacer Shareholders should be aware of these interests when they consider their respective board of directors’ unanimous recommendations. The SSR Board and the Alacer Board were each aware of, and considered, these interests when they declared the advisability of the Arrangement Agreement and unanimously recommended that SSR Shareholders and the Alacer Shareholders approve the SSR Resolutions and the Alacer Arrangement Resolution, respectively.

The unaudited pro forma condensed combined financial information of the Combined Company are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Arrangement

The unaudited pro forma condensed combined financial information contained in this Circular is presented for illustrative purposes only as of its respective dates and may not be an indication of the financial condition or results of operations of the Combined Company following the Arrangement for several reasons. The unaudited pro forma condensed combined financial information has been derived from the respective historical financial statements of SSR and Alacer. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma condensed combined financial information does not include, among other things, estimated cost or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated in the unaudited pro forma financial information. See “The Arrangement – Information About the Combined Company Following the Arrangement” section in this Circular and the “Unaudited Pro Forma Combined Financial Statements of SSR Mining Inc.” attached as Appendix J to this Circular.

ASX may not grant the Foreign Exempt Listing by completion

While an application has been made to ASX for a Foreign Exempt Listing, is it not guaranteed that listing will be granted by completion. Completion of the Arrangement is not conditional on an ASX listing, and if not granted, SSR may continue to pursue a listing for a period of time after completion. In that event, at completion, Alacer Shareholders in Australia will receive SSR Shares tradeable on TSX and Nasdaq (subject to relevant approvals) and will need to use a broker or other intermediary licensed to trade on those exchanges in order to trade their shares. While those Australian shareholders would still be able to trade their SSR Shares in listed markets, it may be less convenient to trade their shares and may involve increased costs.

The Combined Company could lose its foreign private issuer status in the future

Each of SSR and Alacer is currently a “foreign private issuer” as defined under U.S. securities laws and therefore not required to comply with all of the periodic disclosure and current reporting requirements of the 1934 Act and governance requirements of the Nasdaq that apply to a U.S. domestic issuer. It is possible that the Combined Company could lose foreign private issuer status in the future. The determination of foreign private issuer status is made annually on the last business day of an issuer’s second fiscal quarter. The Combined Company would lose foreign private issuer status if more than 50% of its common shares are directly or indirectly held by residents of the United States and it fails to meet the additional requirements necessary to maintain its foreign private issuer status. These additional requirements are cumulative and relate to the citizenship and residency of our directors and officers, the location of our assets, and whether our business is principally administered in the United States. If the Combined Company ceases to be a foreign private issuer, it will be required to comply with reporting, disclosure, compliance and governance requirements that are applicable to U.S. domestic issuers. This could result in significant additional legal, accounting and other expenses, as well as increased demands on management’s time.

OTHER MATTERS

Other Business

The management of SSR and Alacer know of no amendment, variation or other matter to come before the SSR Meeting or the Alacer Meeting, respectively, other than the matters referred to in the SSR Notice of Meeting and the Alacer Notice of Meeting. However, if any other matter properly comes before either the SSR Meeting or the Alacer Meeting, the accompanying applicable proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Other Material Facts

There are no other material facts relating to the Arrangement not disclosed elsewhere in this Circular.

ADDITIONAL INFORMATION

Additional information relating to SSR is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. SSR Shareholders may contact SSR at Suite 800 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1G4 to request copies of SSR’s financial statements and management’s discussion and analysis. Copies of this Circular and the SSR Meeting Materials may also be found under SSR’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Financial information is provided in SSR’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR and on EDGAR.

Additional information relating to Alacer is available on SEDAR at www.sedar.com. Alacer Shareholders may contact Alacer at 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7 to request copies of Alacer’s financial statements and management’s discussion and analysis. Copies of this Circular and the Alacer Meeting Materials may also be found under Alacer’s profile on SEDAR at www.sedar.com.

Financial information is provided in Alacer’s financial statements and management’s discussion and analysis for its most recently completed financial year which are filed on SEDAR.

SSR DIRECTORS’ APPROVAL

The contents and the sending of the SSR Notice of Meeting and this Circular have been approved by the SSR Board.

DATED: June 2, 2020

ON BEHALF OF THE BOARD OF DIRECTORS OF SSR MINING INC.

(signed) “A.E. Michael Anglin”

A.E. Michael Anglin

Chair

ALACER DIRECTORS’ APPROVAL

The contents and the sending of the Alacer Notice of Meeting and this Circular have been approved by the Alacer Board.

DATED: June 2, 2020

ON BEHALF OF THE BOARD OF DIRECTORS OF ALACER GOLD CORP.

(signed) “Edward C. Dowling, Jr.”

Edward C. Dowling, Jr.

Chair

CONSENT OF NATIONAL BANK FINANCIAL INC.

DATED: June 2, 2020

To the Board of Directors of SSR Mining Inc.

We refer to the fairness opinion dated May 9, 2020 (the “Fairness Opinion”), which we prepared for the board of directors of SSR Mining Inc. (“SSR”) in connection with the arrangement involving the acquisition by SSR of all of the outstanding common shares of Alacer Gold Corp.

We hereby consent to the references in the joint information circular dated June 2, 2020 (the “Circular”) to our firm name and to our Fairness Opinion contained under the headings “Glossary of Terms”, “Summary – Background to the Arrangement”, “Summary – Reasons for the Arrangement – SSR”, “Summary – SSR Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – SSR Fairness Opinions” and “The Arrangement – Reasons for the Arrangement” and the inclusion of the Fairness Opinion as Appendix D to the Circular and to the filing thereof with the applicable Canadian securities regulatory authorities.

Our Fairness Opinion was given as at May 9, 2020 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of SSR shall be entitled to rely upon our Fairness Opinion.

(Signed) “National Bank Financial Inc.”

CONSENT OF TD SECURITIES INC.

DATED: June 2, 2020

To the Special Committee of SSR Mining Inc.

We refer to the fairness opinion dated May 9, 2020 (the “Fairness Opinion”), which we prepared for the special committee of the board of directors of SSR Mining Inc. (“SSR”) in connection with the arrangement involving the acquisition by SSR of all of the outstanding common shares of Alacer Gold Corp.

We hereby consent to the references in the joint information circular dated June 2, 2020 (the “Circular”) to our firm name and to our Fairness Opinion contained under the headings “Glossary of Terms”, “Summary – Background to the Arrangement”, “Summary – Reasons for the Arrangement – SSR”, “Summary – SSR Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – SSR Fairness Opinions” and “The Arrangement – Reasons for the Arrangement” and the inclusion of the Fairness Opinion as Appendix D to the Circular and to the filing thereof with the applicable Canadian securities regulatory authorities.

Our Fairness Opinion was given as at May 9, 2020 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the special committee of the board of directors of SSR shall be entitled to rely upon our Fairness Opinion.

(Signed) “TD Securities Inc.”

CONSENT OF SCOTIA CAPITAL INC.

DATED: June 2, 2020

To the Board of Directors of Alacer Gold Corp.

We refer to the fairness opinion dated May 9, 2020, which we prepared for the board of directors of Alacer Gold Corp. (“Alacer”) in connection with the arrangement involving the acquisition by SSR of all of the outstanding common shares of Alacer.

We hereby consent to the filing of our fairness opinion with the securities regulatory authorities, and to the references in this Circular dated June 2, 2020 to our firm name and to our fairness opinion dated May 9, 2020 contained under the headings “Glossary of Terms”, “Summary – Background to the Arrangement”,    “Summary – Reasons for the Arrangement – Alacer”, “Summary – Alacer Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Alacer Fairness Opinions”, and “The Arrangement – Reasons for the Arrangement” and the inclusion of the fairness opinion as Appendix E to this Circular dated June 2, 2020.

Our fairness opinion was given as at May 9, 2020 and remains subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Alacer shall be entitled to rely upon our fairness opinion.

(Signed) “Scotia Capital Inc.”

CONSENT OF CIBC WORLD MARKETS INC.

DATED: June 2, 2020

To the Board of Directors of Alacer Gold Corp.

We refer to the fairness opinion dated May 9, 2020, which we prepared for the board of directors of Alacer Gold Corp. (“Alacer”) in connection with the arrangement involving the acquisition by SSR of all of the outstanding common shares of Alacer.

We hereby consent to the filing of our fairness opinion with the securities regulatory authorities, and to the references in this Circular dated June 2, 2020 to our firm name and to our fairness opinion dated May 9, 2020 contained under the headings “Glossary of Terms”, “Summary – Background to the Arrangement”, “Summary – Reasons for the Arrangement – Alacer”, “Summary – Alacer Fairness Opinions”, “The Arrangement – Background to the Arrangement”, “The Arrangement – Alacer Fairness Opinions”, and “The Arrangement – Reasons for the Arrangement” and the inclusion of the fairness opinion as Appendix E to this Circular dated June 2, 2020.

Our fairness opinion was given as at May 9, 2020 and remains subject to the assumptions qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the board of directors of Alacer shall be entitled to rely upon our fairness opinion.

(Signed) “CIBC World Markets Inc.”

APPENDIX A

SSR SHARE RESOLUTION

The text of the SSR Share Resolution which the SSR Shareholders will be asked to pass at the SSR Meeting is as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

SSR Mining Inc. (“SSR”) is hereby authorized to issue up to 96,873,955 common shares in the capital of SSR (the “SSR Shares”) as is necessary to allow SSR to acquire 100% ownership of Alacer Gold Corp. (“Alacer”) pursuant to a plan of arrangement (the “Plan of Arrangement”) under section 195 of the Business Corporations Act (Yukon) (the “Arrangement”) in accordance with an arrangement agreement dated May 10, 2020 between SSR and Alacer, as it may be amended from time to time (the “Arrangement Agreement”), all as more particularly described and set forth in the joint management information circular dated June 2, 2020 (the “Circular”), including, but not limited to, the SSR Shares to be issued to shareholders of Alacer pursuant to the Plan of Arrangement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms).

2.

Notwithstanding that this resolution has been duly passed by the holders of the common shares of SSR, the directors of SSR are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the effective time of the Arrangement, without further notice to or approval of the shareholders of SSR.

3.

Any one or more directors or officers of SSR is hereby authorized, for and on behalf and in the name of SSR, to execute and deliver, whether under corporate seal of SSR or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX B

ALACER ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the Alacer Shareholders will be asked to pass at the Alacer Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “Arrangement”) under section 195 of the Business Corporations Act (Yukon) involving SSR Mining Inc. (“SSR”) and Alacer Gold Corp. (“Alacer”) and the shareholders of Alacer, all as more particularly described and set forth in the management information circular (the “Circular”) of Alacer accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

2.

the arrangement agreement (the “Arrangement Agreement”) among SSR and Alacer dated May 10, 2020 and all the transactions contemplated therein, all as more particularly described and set forth in the Circular, the actions of the directors of Alacer in approving the Arrangement and the actions of the directors and officers of Alacer in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

3.

the plan of arrangement (the “Plan of Arrangement”) of Alacer implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

4.

Alacer is hereby authorized to apply for a final order from the Supreme Court of Yukon (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be, or may have been, modified, supplemented or amended)

5.

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Alacer or that the Arrangement has been approved by the Court, the directors of Alacer are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Alacer to:

(a)	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

6.

any director or officer of Alacer is hereby authorized and directed for and on behalf of Alacer to execute, whether under corporate seal of Alacer or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

7.

any one or more directors or officers of Alacer is hereby authorized, for and on behalf and in the name of Alacer, to execute and deliver, whether under corporate seal of Alacer or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

B-1

(a)	all actions required to be taken by or on behalf of Alacer, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Alacer;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

APPENDIX C

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE

BUSINESS CORPORATIONS ACT (YUKON)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

“Alacer” means Alacer Gold Corp.;

“Alacer CDI” means an Alacer CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an Alacer Share that is registered in the name of CDN;

“Alacer CDI Holders” means the holders of outstanding Alacer CDIs;

“Alacer DSU Plans” means the deferred share unit plans of Alacer dated June 6, 2017 and April 17, 2014, respectively;

“Alacer DSUs” means the outstanding deferred share units issued under the Alacer DSU Plans;

“Alacer Meeting” means the special meeting of the Alacer Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

“Alacer PSU Plan” means the performance share unit plan of Alacer dated June 6, 2017;

“Alacer PSUs” means the outstanding performance share units issued under the Alacer PSU Plan;

“Alacer RSU Plan” means the restricted share unit plan of Alacer dated April 28, 2017;

“Alacer RSUs” means the outstanding restricted share units issued under the Alacer RSU Plan;

“Alacer Shareholders” means the holders of outstanding Alacer Shares, including, for the avoidance of doubt, Alacer CDI Holders;

“Alacer Shares” means the common shares in the capital of Alacer as currently constituted and that are currently listed and posted for trading on the TSX under the symbol “ASR”, and, where applicable, any corresponding Alacer CDIs posted for trading on the ASX under the symbol “AOG”;

“Arrangement” means the arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with the terms of the Arrangement Agreement or this Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated May 10, 2020, between SSR and Alacer, together with the schedules attached thereto and the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Alacer Shareholders approving the Arrangement to be considered at the Alacer Meeting, substantially in the form and content of Schedule “B” to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of Alacer in respect of the Arrangement required by the YBCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Denver, Colorado;

“CDN” means CHESS Depositary Nominees Pty Limited, the entity that provides (or will provide in the case of SSR CDIs) depositary services in respect of the Alacer CDIs and SSR CDIs;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Registrar pursuant to subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

“Consideration” means, for each Alacer Share, the number of Consideration Shares equal to the Exchange Ratio;

“Consideration CDIs” means the SSR Shares in the form of SSR CDIs to be issued to the Alacer CDI Holders pursuant to the Arrangement, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date;

“Consideration Shares” means the SSR Shares to be issued to the Alacer Shareholders and, provided that SSR shall have obtained the conditional approval for the listing thereof on the ASX prior to the Effective Date, to CDN (on account of Consideration CDIs) pursuant to the Arrangement;

“Court” means the Supreme Court of Yukon;

“Depositary” means AST Trust Company (Canada) or such other trust company, bank or financial institution agreed to in writing between SSR and Alacer for the purpose of, among other things, exchanging certificates representing Alacer Shares for certificates representing Consideration Shares in connection with the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1;

“Dissenting Shareholder” means a registered holder of Alacer Shares who has duly and validly exercised its Dissent Rights pursuant to Section 4.1 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as the Parties agree to in writing prior to the Effective Date;

“Exchange Ratio” means 0.3246 of an SSR Share for each Alacer Share, subject to adjustment pursuant to Section 2.16 of the Arrangement Agreement;

“Final Order” means the final order of the Court pursuant to section 195(9)(a) of the YBCA, approving the Arrangement, in form and substance acceptable to Alacer and SSR, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Alacer and SSR, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto Section 5.5;

“Governmental Entity” means: (a) any multinational, transnational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi governmental or private body, including any tribunal, commission, regulatory agency or self regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange;

“Interim Order” means the interim order of the Court in form and substance acceptable to Alacer and SSR, each acting reasonably, providing for, among other things, the calling and holding of the Alacer Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of Alacer and SSR, each acting reasonably;

“Law” or “Laws” means, with respect to any person, any and all applicable laws (statutory, common or otherwise), statute, constitution, treaty, convention, ordinance, code, rule, regulation, by-laws, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applicable by a Governmental Entity that is binding upon or applicable to such person or its business, undertaking, property, assets or securities, the terms and conditions of any permit and to the extent they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Letter of Transmittal” means the letter of transmittal sent to Alacer Shareholders for use in connection with the Arrangement;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, statutory trusts, charges, security interests, encumbrances, title retention agreements and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Party” means any of Alacer or SSR, as the case may be, and “Parties” means both of them, collectively;

“person” includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated organization, unincorporated syndicate, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations thereto made in accordance with Section 8.5 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

“Registrar” means the registrar appointed under Section 263(1) of the YBCA;

“SSR” means SSR Mining Inc.;

“SSR CDI” means an SSR CHESS Depository Interest (as defined in the Settlement Operating Rules of ASX), being a unit of beneficial ownership in an SSR Share that is registered in the name of CDN;

“SSR Shares” means the common shares of SSR as currently constituted and that are currently listed and posted for trading on the TSX and the Nasdaq Capital Market under the symbol “SSRM”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended; and

“YBCA” means the Business Corporations Act (Yukon).

Section 1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

Section 1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.4 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.5 Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of the United States.

Section 1.7 Time

Time is of the essence in this Plan of Arrangement.

Section 1.8 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of a Certificate of Arrangement, will become effective, and be binding on SSR, Alacer, the Alacer Shareholders (including Dissenting Shareholders) and all holders of Alacer RSUs, Alacer PSUs and Alacer DSUs.

ARTICLE 2

ARRANGEMENT AGREEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE 3

ARRANGEMENT

Section 3.1 Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality, in each case, unless stated otherwise:

(1)

each Alacer Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Alacer for the consideration contemplated in Article 4, and: (i) the name of such Dissenting Shareholder shall be removed from the central securities register as a holder of Alacer Shares and such Alacer Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder will cease to have any rights as an Alacer Shareholder other than the right to be paid the fair value for their Alacer Shares as set out in Article 4;

(2)

each Alacer Share (other than an Alacer Share held by a Dissenting Shareholder) shall be deemed to be transferred to SSR and, in consideration therefor, SSR shall issue the Consideration for each Alacer Share, subject to Section 3.3 and Article 5;

(3)

each Alacer RSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer RSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer RSU Plan, the terms of the Alacer RSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer RSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer RSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(4)

concurrently with the events described in Section 3.1(3), each Alacer PSU held by a holder who has consented thereto in an agreement with Alacer shall, without any further action on the part of any such holder of Alacer PSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer PSU Plan, the terms of the Alacer PSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer PSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer PSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

(5)

concurrently with the events described in Section 3.1(3) and Section 3.1(4), each Alacer DSU shall, without any further action on the part of any holder of Alacer DSUs, be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, pursuant to the terms of the Alacer DSU Plans, the terms of the Alacer DSUs shall be amended so as to substitute for the Alacer Shares subject to such Alacer DSUs such number of SSR Shares equal to (A) the number of Alacer Shares subject to the Alacer DSUs immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, rounded down to two decimal places;

Section 3.2 Effective Time Procedures

(1)

Following the receipt of the Final Order and prior to the Effective Date, SSR shall deliver or arrange to be delivered to the Depositary certificates representing the SSR Shares required to be issued to the Alacer Shareholders in accordance with the provisions of Section 3.1, which certificates shall be held by the Depositary as agent and nominee for such Alacer Shareholders for delivery to such Alacer Shareholders in accordance with the provisions of Article 5.

(2)

Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Alacer Shareholder together with certificates representing Alacer Shares and such other documents as the Depositary may reasonably require, Alacer Shareholders shall be entitled to receive delivery of certificates representing the SSR Shares to which they are entitled pursuant to Section 3.1.

Section 3.3 No Fractional Shares

(1)

No fractional SSR Shares shall be issued to Alacer Shareholders. The number of SSR Shares to be issued to Alacer Shareholders shall be rounded down to the nearest whole SSR Share in the event that an Alacer Shareholder is entitled to a fractional share representing less than a whole SSR Share. In lieu of any such fractional SSR Share, a person otherwise entitled to a fractional SSR Share shall receive a cash payment determined by reference to the volume weighted average trading price of SSR Shares on the TSX on the first five trading days on which such shares trade on such exchange following the Effective Date.

(2)	All SSR Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.

ARTICLE 4

DISSENT RIGHTS

Section 4.1 Dissent Rights

Each registered Alacer Shareholder may exercise dissent rights (“Dissent Rights”) with respect to Alacer Shares held by such Alacer Shareholder in connection with the Arrangement pursuant to and in the manner set forth in section 193 of the YBCA, as modified by the Interim Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Alacer Shareholder to the Arrangement Resolution must be received by Alacer not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately preceding the date of the Alacer Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Alacer Shares held by them and in respect of which Dissent Rights have been validly exercised, to Alacer, free and clear of all Liens, as provided in Section 3.1(1) and if they:

(1)

are ultimately entitled to be paid fair value for their Alacer Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(1)); (ii) will be entitled to be paid the fair value of such Alacer Shares by Alacer, which fair value, notwithstanding anything to the contrary contained in Part 14 of the YBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights in respect of such Alacer Shares; or

(2)

are ultimately not entitled, for any reason, to be paid fair value for such Alacer Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Alacer Shares and shall be entitled to receive only the consideration contemplated by Section 3.1(2) that such Dissenting Shareholders would have received pursuant to the Arrangement if such Dissenting Shareholders had not exercised their Dissent Rights.

Section 4.2 Recognition of Dissenting Shareholders

(1)

In no circumstances shall SSR, Alacer or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of Alacer Shares in respect of which such Dissent Rights are purported to be exercised.

(2)

For greater certainty, in no case shall SSR, Alacer or any other person be required to recognize any Dissenting Shareholder as a holder of Alacer Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(1), and the name of such Dissenting Shareholder shall be removed from the register of Alacer Shareholders as to those Alacer Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(1) occurs. In addition to any other restrictions under Section 193 of the YBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of Alacer RSUs, Alacer PSUs or Alacer DSUs; and (ii) any Alacer Shareholder who votes or has instructed a proxyholder to vote such Alacer Shareholder’s Alacer Shares in favour of the Arrangement Resolution (but only in respect of such Alacer Shares).

ARTICLE 5

DELIVERY OF SSR SHARES

Section 5.1 Delivery of SSR Shares

(1)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Alacer Shares that were exchanged for SSR Shares in accordance with Section 3.1, together with a duly completed Letter of Transmittal and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the SSR Shares that such holder is entitled to receive in accordance with Section 3.1.

(2)

After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Alacer Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing SSR Shares that the holder of such certificate is entitled to receive in accordance with Section 3.1.

Section 5.2 Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Alacer Shares that were exchanged in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the holder to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to SSR and the Depositary, each acting reasonably, in such amount as SSR may direct, or otherwise indemnify SSR and Alacer in a manner satisfactory to SSR and Alacer, each acting reasonably, against any claim that may be made against SSR or Alacer with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to SSR Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Alacer Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Law and Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing SSR Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such SSR Shares.

Section 5.4 Withholding Rights

SSR, Alacer or the Depositary, as applicable, shall be entitled to deduct or withhold, from any amounts payable or otherwise deliverable to any person under this Plan of Arrangement (including, without limitation, any payments to Dissenting Shareholders), such amounts as SSR, Alacer or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld with respect to such payment or delivery under the Tax Act, the U.S. Tax Code or any provision of any other applicable Laws. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate tax authority. Each of SSR, Alacer or the Depositary, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to SSR, Alacer or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and SSR, Alacer or the Depositary shall notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person.

Section 5.5 Limitation and Proscription

(1)

To the extent that a former Alacer Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is three years less one day after the Effective Date (the “final proscription date”), then the SSR Shares that such former Alacer Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such SSR Shares shall be delivered to SSR by the Depositary and the share certificates shall be cancelled by SSR, and the interest of the former Alacer Shareholder in such SSR Shares and any other consideration in respect thereof shall be terminated as of such final proscription date.

(2)

Any payment made by way of cheque by SSR or the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned or that otherwise remains unclaimed, in each case, on the final proscription date, shall be returned by the Depositary to SSR and any right or claim to payment hereunder that remains outstanding on the final proscription date shall cease to represent a right or claim by or interest of any kind or nature and the right of the former holder of Alacer Shares to receive any such consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to SSR, for no consideration.

ARTICLE 6

AMENDMENTS

Section 6.1 Amendments to Plan of Arrangement

(1)	SSR and Alacer reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by SSR and Alacer, (iii) filed with the Court and, if made following the Alacer Meeting, approved by the Court, and (iv) communicated to Alacer Shareholders if and as required by the Court.

(2)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alacer at any time prior to the Alacer Meeting provided that SSR shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Alacer Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Alacer Meeting shall be effective only if (i) it is consented to in writing by each of SSR and Alacer, each acting reasonably, and (ii) if required by the Court, it is consented to by Alacer Shareholders voting in the manner directed by the Court.

ARTICLE 7

FURTHER ASSURANCES

Section 7.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of SSR and Alacer will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

APPENDIX D

SSR FAIRNESS OPINIONS

See attached.

D-1

May 9, 2020

The Special Committee and the Board of Directors

SSR Mining Inc.

Suite 800 – 1055 Dunsmuir Street

Vancouver, BC V7X 1G4

To the Special Committee and the Board of Directors:

National Bank Financial Inc. (“NBF”, “we”, or “us”) understands that SSR Mining Inc. (“SSR Mining” or the “Company”) and Alacer Gold Corp. (“Alacer”) propose to enter into an arrangement agreement dated May 10, 2020 (the “Arrangement Agreement”) to combine in an at-market merger of equals pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Transaction”). Under the terms of the Transaction, holders of Alacer common shares (each an “Alacer Share”) will receive 0.3246 of a SSR Mining common share for each Alacer Share held (the “Consideration”).

The Consideration, together with closing prices for both SSR Mining common shares (each, an “SSR Mining Share”) and an Alacer Share on the Toronto Stock Exchange on May 8, 2020, implies consideration of C$8.19 per Alacer Share and a combined market capitalization of approximately US$4.0 billion. At closing of the Transaction, holders of SSR Mining Shares and holders of previously held Alacer Shares will collectively own approximately 57% and 43% of the SSR Mining Shares, respectively, on an issued and outstanding share basis.

The Transaction will be effected pursuant to a court-approved plan of arrangement under the Business Corporations Act (Yukon) (the “Arrangement”) and will require the approval of least 66 2/3% of the votes cast by holders of Alacer Shares at a special meeting. The issuance of SSR Mining Shares under the terms of the Transaction will also require the approval of at least 50% of votes cast by holders of SSR Mining Shares at a special meeting. The terms and conditions of the Transaction will be more fully described in a joint management information circular (the “Circular”) which will be prepared by each of SSR Mining and Alacer and mailed to the holders of SSR Mining Shares and Alacer Shares in connection with the special meetings of holders SSR Mining Shares and Alacer Shares to seek shareholder approval of the Transaction.

NBF understands that officers and directors of SSR Mining have entered into voting and support agreements pursuant to which they have agreed to vote their SSR Mining Shares in favor of the Transaction. We further understand that officers and directors of Alacer have entered into voting support agreements pursuant to which they have agreed to vote their Alacer Shares in favor of the Transaction.

Engagement of National Bank Financial

Pursuant to an engagement agreement dated as of February 3, 2020 (the “Engagement Agreement”), the Board of Directors of the Company (the “Board of Directors”) and the Special Committee of the Board of Directors (the “Special Committee”) retained the services of NBF as financial advisor to the Company, which services include providing advice and assistance to the Company and the preparation and delivery to the Special Committee and Board of Directors of an opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the Consideration to be paid by SSR Mining to holders of Alacer Shares pursuant to the Arrangement.

NBF understands that the Fairness Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Agreement, NBF consents to such disclosure.

NBF has been advised by counsel to SSR that the Transaction is not considered a “business combination” or a “related party transaction” for the purposes Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction (“MI 61-101”).

NBF has not been asked to prepare and has not prepared a formal valuation of SSR Mining or Alacer, or a valuation of any of the securities or assets of SSR Mining or Alacer and this Fairness Opinion should not be construed as such.

NBF will be paid fees for its services as financial advisor to SSR Mining, including for the delivery of the Fairness Opinion. A substantial portion of the fees payable to NBF are contingent on completion of the Arrangement or an alternative transaction. In addition, NBF is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by SSR Mining in certain circumstances.

Independence of NBF

NBF is not an “associated” or “affiliated” entity or an “issuer insider” (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder, including MI 61-101) of SSR Mining, Alacer, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

NBF has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) in respect of the Engagement Agreement; and (ii) as co-manager with respect to the issuance by SSR Mining of C$230 million of unsecured convertible senior notes due in 2039.

Other than as described above, there are no other understandings, agreements or commitments between NBF and any of the Interested Parties with respect to any current or future business dealings which would be material to the Fairness Opinion. NBF may, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

NBF acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of SSR Mining or Alacer and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. NBF, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to SSR Mining or Alacer.

Credentials of NBF

NBF is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Fairness Opinion is the opinion of NBF, and the form and content herein has been reviewed and approved for release by a group of managing directors of NBF, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Scope of Review

In connection with rendering our Fairness Opinion, we have reviewed and relied upon, or carried out (as the case may be), among other things, the following:

a)	a draft of the Arrangement Agreement dated May 9, 2020;

b)	drafts of the lock-up and voting support agreements of directors and officers of SSR Mining and Alacer Gold dated May 9, 2020;

c)

publicly available documents regarding SSR Mining, including annual and quarterly reports, financial statements, annual information forms, press releases, corporate presentations, management circulars, NI 43-101 technical reports, and other filings and documents deemed relevant;

d)

publicly available documents regarding Alacer, including annual and quarterly reports, financial statements, annual information forms, press releases, corporate presentations, management circulars, NI 43-101 technical reports, and other filings and documents deemed relevant;

e)	internal corporate financial models for SSR Mining, including life-of-mine financial models for SSR Mining’s Marigold mine, Seabee mine and Puna mine;

f)	internal corporate and life-of-mine financial models for Alacer;

g)	certain other non-public information prepared and provided to us by SSR Mining’s management, primarily financial in nature, concerning the business, assets, liabilities and prospects;

h)	certain other non-public information prepared and provided to us by Alacer’s management, primarily financial in nature, concerning the business, assets, liabilities and prospects;

i)	various reports published by equity research analysts and industry sources regarding SSR Mining, Alacer, and other public companies, to the extent deemed relevant by us;

j)	trading statistics and selected financial information of SSR Mining, Alacer, and other selected public companies;

k)	public information with respect to selected precedent transactions considered by us to be relevant;

l)

in addition to the written information described above, NBF participated in discussions with SSR Mining’s senior management team with regards to, among other things, the proposed Arrangement, as well as SSR Mining’s business, operations, financial position, budget, key assets and prospects;

m)

discussions with Alacer’s senior management team with regards to, among other things, the proposed Arrangement, as well as Alacer’s business, operations, financial position, budget, key assets and prospects;

n)	consultation with legal advisors to the Board of Directors and Special Committee;

o)	a certificate addressed to NBF, from senior officers of SSR Mining regarding the completeness and accuracy of the information upon which this Fairness Opinion is based; and

p)	such other information, discussions (including discussions with third parties) and analyses as NBF considered necessary or appropriate in the circumstances.

NBF has not, to the best of its knowledge, been denied access by SSR Mining to any information under the control of SSR Mining that has been requested by NBF.

Assumptions and Limitations

National Bank Financial has relied upon the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by SSR Mining, its subsidiaries or their respective directors, officers, associates, affiliates, consultants, advisors and representatives (collectively, the “Information”). We have assumed that the Information did not omit to state any material fact or any fact necessary to be stated to make the Information not misleading. Our Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to nor, subject to the exercise of professional judgment, have we attempted to verify independently the completeness, accuracy or fair presentation of the Information.

NBF has relied upon forecasts, projections, estimates and budgets provided by SSR Mining, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgments of SSR Mining management considering SSR Mining’s business, plans, financial condition and prospects, and are not, in the reasonable belief of SSR Mining management, misleading in any material respect. In respect of Alacer, NBF has relied upon forecasts, projections, estimates, and budgets provided by Alacer and reviewed by SSR Mining, each assumed to be reasonably prepared, reflecting the best currently available assumptions, estimates and judgements of SSR Mining management considering the financial and other information and data, advice, opinions, representations and other material provided to SSR Mining by Alacer with respect to the Alacer’s business, plans, financial condition and prospects.

Senior officers of SSR Mining have represented to NBF in a certificate delivered as of the date hereof, among other things, that (i) the Information provided orally by, or in the presence of, an officer or employee of SSR Mining or in writing by SSR Mining or any of its subsidiaries, associates or affiliates or their respective representatives, was, at the date the Information was provided to NBF, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of SSR Mining, its subsidiaries or the Transaction and did not and does not omit to state a material fact in respect of SSR Mining, its subsidiaries or the Transaction necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any such statement was made; and (ii) since the dates on which the Information was provided to NBF, except as disclosed to NBF, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of SSR Mining or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

With respect to any forecasts, projections or estimates and/or budgets provided by SSR Mining or, in the case of forecasts, projections, estimates, and budgets provided by Alacer, reviewed by SSR Mining and used in NBF’s analyses, NBF notes that projecting future results of any company is inherently subject to uncertainty. NBF has assumed, however, that such forecasts, projections, estimates and/or budgets were prepared or reviewed using the assumptions identified therein and that such assumptions are (or were at the time) reasonable in the circumstances.

NBF has assumed that, in all respects material to its analysis, the Arrangement Agreement executed by the parties will be in substantially the form and substance of the draft provided to us, the representations and warranties of the parties to the Arrangement Agreement contained therein are complete, true and correct in all material respects, such parties will each perform all of the respective covenants and agreements to be performed by them under the Arrangement Agreement, and all conditions to the obligations of such parties as specified in the Arrangement Agreement will be satisfied or waived. NBF has also assumed that all material approvals and consents required in connection with the consummation of the Transaction will be obtained and, that in connection with any necessary approvals and consents, no limitations, restrictions or conditions will be imposed that would have an adverse effect on SSR Mining or Alacer.

This Fairness Opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to SSR Mining or SSR Mining’s underlying business decision to effect the Transaction or any other term or aspect of the Transaction or the Arrangement Agreement or any other agreement entered into or amended in connection with the Transaction.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Transaction and have relied upon, without independent verification, the assessment by SSR Mining and Alacer and their legal and tax advisors with respect to such matters. We express no opinion as to the value at which the SSR Mining shares may trade following completion of the Transaction.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of SSR Mining and Alacer as they are reflected in the Information and as they were represented to us in our discussions with the management and directors of SSR Mining and Alacer. In our analyses and in connection with the preparation of our Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of NBF and any party involved in the Arrangement. This Fairness Opinion is provided to the Special Committee and the Board of Directors for their use only and may not be relied upon by any other person. NBF disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of NBF after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, NBF reserves the right to change, modify or withdraw the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. NBF believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

This Fairness Opinion is addressed to and is for the sole use and benefit of the Special Committee and the Board of Directors, and may not be referred to, summarized, circulated, publicized or reproduced or disclosed to or used or relied upon by any party without the express written consent of NBF, other than in the Circular in its entirety and a summary thereof (in a form acceptable to us). This Fairness Opinion is not to be construed or used as a recommendation to any holder of SSR Mining Shares to vote in favour or against the Transaction.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be paid by SSR Mining to the holders of Alacer Shares pursuant to the Arrangement is fair, from a financial point of view, to SSR Mining.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

TD Securities TD Securities Inc. 700 West Georgia Street Suite 1700, Pacific Centre Vancouver, B. C., V7Y 1B6

May 9, 2020

The Special Committee of the Board of Directors of SSR Mining Inc.

Suite 800 – 1055 Dunsmuir Street

Vancouver, B.C.

V7X 1G4

To the Special Committee of the Board of Directors of SSR Mining Inc.:

TD Securities Inc. (“TD Securities”) understands that SSR Mining Inc. (“SSR”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Alacer Gold Corp. (“Alacer”), pursuant to which SSR would acquire all of the issued and outstanding common shares of Alacer (the “Alacer Shares”) pursuant to an arrangement under the Business Corporations Act (Yukon) (the “Arrangement”). Pursuant to the terms of the Arrangement, the holders of Alacer Shares (the “Alacer Shareholders”) will be entitled to receive, in exchange for each Alacer Share, 0.3246 common shares of SSR (the “SSR Shares” and such amount, the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and are to be more fully described in the notices of special meetings of shareholders and joint management information circular (the “Information Circular”) of SSR and Alacer which is to be sent to the holders of SSR Shares (the “SSR Shareholders”) and Alacer Shareholders in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was initially contacted on behalf of the special committee of the board of directors of SSR (the “Special Committee”) in April 2020 and was formally engaged by the Special Committee pursuant to an engagement agreement effective April 14, 2020 (the “Engagement Agreement”) to provide financial advisory services to the Special Committee in connection with the Arrangement.

Pursuant to the Engagement Agreement, the Special Committee has asked TD Securities to prepare and deliver to the Special Committee an opinion (the “Opinion”) regarding the fairness, from a financial point of view, to SSR of the Consideration to be paid by SSR to Alacer Shareholders pursuant to the Arrangement. TD Securities has not prepared a valuation of SSR, Alacer or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, no portion of which is contingent upon the conclusions reached in the Opinion, the execution of the Arrangement Agreement or the closing of the Arrangement, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, SSR has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

On May 9, 2020, TD Securities orally delivered the Opinion to the Special Committee based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on May 9, 2020. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a

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summary thereof, in a form acceptable to TD Securities, and to the filing thereof by SSR with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of SSR, Alacer or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to the Special Committee pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of SSR, Alacer or any other Interested Party, and have not had a material financial interest in any transaction involving SSR, Alacer or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by the Special Committee. The Toronto-Dominion Bank (“TD

Bank”), the parent company of TD Securities, directly or through one or more affiliates, may provide banking services and other financing services to entities related to SSR, Alacer or any other Interested Party in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, SSR, Alacer or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for SSR, Alacer or any other Interested Party. TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to SSR, Alacer or any other Interested Party.

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SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	draft of the Arrangement Agreement dated May 8, 2020;

2.	drafts of the voting and support agreements for officers and directors of SSR and Alacer, dated May 8, 2020;

3.	annual reports of SSR and Alacer, including the audited financial statements and related management’s discussion and analysis, for the years ended December 31, 2017, 2018 and 2019;

4.

draft unaudited financial statements of SSR and related management’s discussion and analysis for the quarter ended March 31, 2020, and unaudited financial statements of Alacer and related management’s discussion and analysis for the quarter ended March 31, 2020;

5.

SSR National Instrument 43-101 Technical Reports: NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada, USA dated July 31, 2018; NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada dated October 20, 2017; NI 43-101 Technical Report – Pre-Feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina dated May 15, 2017; NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina dated December 23, 2011; NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico dated December 14, 2012; and Technical Report for the San Luis Project Feasibility Study dated June 4, 2010;

6.	Alacer National Instrument 43-101 Technical Reports: Çöpler Mine Technical Report, Erzincan Province, Turkey dated June 9, 2016; and Gediktepe 2019 Prefeasibility Study dated March 26, 2019;

7.	other securities regulatory filings of SSR and Alacer for the years ended December 31, 2017, 2018 and 2019;

8.	SSR management’s operating and financial models for its major assets and for SSR on a consolidated basis;

9.	Alacer management’s operating and financial models for its major assets and for Alacer on a consolidated basis;

10.	operating and financial models for Alacer as reviewed, adjusted and provided to us and approved by management of SSR;

11.	various financial and operational information regarding SSR prepared by management of SSR;

12.	various financial and operational information regarding Alacer prepared by management of Alacer;

13.	due diligence reports on Alacer prepared by management and advisors of SSR;

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14.	representations contained in a certificate dated May 9, 2020 from senior officers of SSR (the “Certificate”);

15.

discussions with senior management of SSR with respect to various risks related to existing mines, project development, SSR and Alacer’s long-term prospects and other issues and matters considered relevant by TD Securities;

16.	discussions with members of the Special Committee;

17.	due diligence session with senior management of Alacer;

18.	various research publications prepared by industry and equity research analysts regarding SSR, Alacer and other selected public entities considered relevant;

19.	public information relating to the business, operations, financial performance and security trading history of SSR, Alacer and other selected public entities considered relevant;

20.	public information with respect to certain other transactions of a comparable nature considered relevant; and

21.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by SSR or Alacer to any information requested by TD Securities. TD Securities did not meet with the auditors of SSR or Alacer and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of SSR and Alacer and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of SSR, on behalf of SSR and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to SSR or any affiliate or any of its material assets or liabilities made in the preceding 24 months and in the possession or control of SSR other than those which have been provided to TD Securities or, in the case of valuations known to SSR which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With the Special Committee’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information filed by SSR and Alacer with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of SSR or Alacer or their respective representatives in respect of SSR or Alacer and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

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With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by SSR are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

Senior officers of SSR have represented to TD Securities in the Certificate, among other things, that: (i) with the exception of forecasts, projections or estimates provided to TD Securities (or filed on SEDAR), the information, data and other material as filed under SSR’s profile on SEDAR and/or provided to TD Securities by or on behalf of SSR or its representatives in respect of SSR and its affiliates in connection with the Arrangement was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make such information not misleading in light of the circumstances in which it was presented; (ii) to the extent that any of the information identified in (i) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by SSR; and (iii) there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of SSR and no material change has occurred in the information identified in (i) above or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to SSR Shareholders and Alacer Shareholders, as applicable, in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, SSR, Alacer and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Special Committee in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to SSR, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities

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considered the Arrangement from the perspective of SSR generally and did not consider the specific circumstances of SSR Shareholders or any particular SSR Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of SSR or Alacer. TD Securities has not undertaken an independent evaluation, appraisal or physical inspection of any assets or liabilities of SSR, Alacer or their respective subsidiaries and affiliates and has not visited any of SSR’s or Alacer’s mines or projects in connection with the Opinion. The Opinion is rendered as of May

9, 2020, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of SSR, Alacer and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Special Committee regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted from or referred to without the express written consent of TD Securities.

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of May 9, 2020, the Consideration to be paid by SSR to Alacer Shareholders pursuant to the Arrangement is fair, from a financial point of view, to SSR.

Yours very truly,

TD SECURITIES INC.

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APPENDIX E

ALACER FAIRNESS OPINIONS

See attached.

E-1

CIBC World Markets Inc. 161 Bay Street, 6th Floor Toronto, ON M5J 2S8 Tel: 416 594-7000

May 9, 2020

The Board of Directors

of Alacer Gold Corporation

7001 E. Belleview Ave., Suite 800

Denver, Colorado 80237

United States

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Alacer Gold Corporation (“Alacer Gold” or the “Company”) and SSR Mining Inc. (“SSR Mining”) intend to enter into an arrangement agreement (the “Arrangement Agreement”) pursuant to which, among other things, each outstanding common share of the Company (each an “Alacer Gold Share” and collectively, the “Alacer Gold Shares”) will be deemed to be transferred and assigned by the holder thereof to SSR Mining in exchange for 0.3246 (the “Exchange Ratio”) of a common share of SSR Mining (each an “SSR Mining Share” and collectively, the “SSR Mining Shares”, and such transaction as a whole being defined herein as the “Proposed Transaction”).

We further understand that pursuant to the Arrangement Agreement:

a)	the Proposed Transaction will be effected by way of a plan of arrangement under Section 195 of the Business Corporations Act (Yukon);

b)	the completion of the Proposed Transaction will be conditional upon, among other things, approval by:

i)

at least two-thirds of the votes cast by the shareholders of Alacer Gold (each an “Alacer Gold Shareholder” and collectively, the “Alacer Gold Shareholders”) who are present in person or represented by proxy at the special meeting (the “Alacer Special Meeting”) of the Company of such shareholders;

ii)

a majority of the votes cast by the shareholders of SSR Mining (the “SSR Mining Shareholders”) who are present in person or represented by proxy at the special meeting of SSR Mining of such shareholders (the “SSR Special Meeting”, and together with the Alacer Special Meeting, the “Special Meetings”); and

iii)	the Supreme Court of Yukon.

c)

the terms and conditions of the Proposed Transaction will be described in a joint management information circular of the Company and SSR Mining and related documents (collectively, the “Circular”) that will be mailed to the Alacer Gold Shareholders and the SSR Mining Shareholders in connection with the Special Meetings.

Engagement of CIBC

By letter agreement dated April 24, 2020, (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”)

in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Exchange Ratio to Alacer Gold Shareholders.

The Engagement Agreement provides for the payment of a fixed fee to CIBC upon each of the following occurrences: (i) execution of our Engagement Agreement, (ii) delivery to the Company or the Board of Directors of our financial analysis and verbal Opinion, and (iii) delivery to the Board of Directors of our written Opinion. None of the fees payable to us under the Engagement Agreement are contingent upon the conclusions reached by us in the Opinion, or upon the completion of the Proposed Transaction. In addition, the Company has agreed to reimburse CIBC for its reasonable expenses and to indemnify CIBC in respect of certain liabilities that might arise out of its engagement. The fees payable to CIBC pursuant to the Engagement Agreement are not financially material to CIBC.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationships with the Parties to the Proposed Transaction

Neither CIBC, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, SSR Mining, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

CIBC has not been engaged to provide any financial advisory services to the Interested Parties within the past two years, other than acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement. In addition, within the past two years, in the ordinary course of business and unrelated to the Proposed Transaction, (i) CIBC has provided foreign exchange, commodity hedging and cash management services to SSR Mining, (ii) CIBC has acted as co-manager on SSR Mining’s US$230 million March 2019 convertible debenture offering, and (iii) Canadian Imperial Bank of Commerce, an affiliate of CIBC, is a lead lender in SSR Mining’s US$75 million revolving credit facility. The fees payable to CIBC and its affiliates in connection with the foregoing are not financially material to CIBC and its affiliates.

Apart from any potential renewal of any of the arrangements referred to in the above paragraph, there are no understandings, agreements or commitments between CIBC and any of the Interested Parties with respect to future business dealings. CIBC may, in the future, in the ordinary course of business and unrelated to the Proposed Transaction, provide financial advisory, investment banking, lending, or other financial services to one or more of the Interested Parties from time to time, for which CIBC or its affiliates may receive compensation.

In the ordinary course of its business and unrelated to the Proposed Transaction, CIBC and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the parties to the Proposed Transaction and, from time to time, may have executed transactions on behalf of one or more of the parties to the Proposed Transaction for which CIBC or such affiliates received or may receive compensation. As investment dealers, CIBC and certain of our affiliates conduct research on securities and may, in the ordinary course of business and unrelated to the Proposed Transaction, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the parties to the Proposed Transaction.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft dated May 8, 2020 of the Arrangement Agreement;

ii)	the audited financial statements, annual reports and annual information forms of the Company for the fiscal years ended December 31, 2017, 2018 and 2019;

iii)	the audited financial statements, annual reports and annual information forms of SSR Mining for the fiscal years ended December 31, 2017, 2018 and 2019;

iv)	interim consolidated unaudited financial statements, and management’s discussion and analysis of the Company for the three month period ending March 31, 2020;

v)

other public disclosure by the Company and SSR Mining as filed on the System for Electronic Document Analysis and Retrieval from January 1, 2017 to the date hereof, including, but not limited to, press releases, management information circulars and sustainability reports;

vi)

certain internal financial, operational, corporate and other information concerning the Company that was prepared or provided by the management of the Company, including internal operating and financial projections;

vii)

certain financial, operational, corporate and other information concerning SSR Mining that was prepared or provided by the management of SSR Mining, and adjusted based on the due diligence findings of management of the Company, including operating and financial projections;

viii)	trading statistics and selected financial information of the Company, SSR Mining and other selected public companies considered by us to be relevant;

ix)

various reports published by equity research analysts and industry sources regarding the Company and SSR Mining, the precious metals industry and other public companies, to the extent deemed relevant by us;

x)	a certificate addressed to us, dated as of the date of this Opinion, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below); and

xi)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management team of the Company regarding past and current business operations, the financial condition and future prospects of both the Company and SSR Mining. We have also participated in discussions with Stikeman Elliott LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Prior Valuations

The Chief Executive Officer and Chief Financial Officer of the Company have represented to CIBC that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to CIBC.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, SSR Mining or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, SSR Mining or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or SSR Mining in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of both Alacer Gold and SSR Mining, and the reports of the auditors thereon, as well as the interim unaudited financial statements of Alacer Gold.

Furthermore, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the properties or facilities of the Company.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning both Alacer Gold and SSR Mining and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of each of Alacer Gold and SSR Mining, respectively, having regard to the business, plans, financial condition and prospects of each of Alacer Gold and SSR Mining.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct as of the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of each of Alacer Gold and SSR Mining as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Alacer Gold Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of Alacer Gold or SSR Mining following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the Information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Description of the Alacer Gold

Alacer Gold is a leading low-cost intermediate gold producer with operations in Turkey. Alacer Gold owns an 80% interest in the world-class Çöpler Gold Mine (“Çöpler”) in Turkey operated by Anagold Madencilik Sanayi ve Ticaret A.S. (“Anagold”), with the remaining 20% owned by Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya Mining”). Çöpler is an open pit gold mine located in east-central Turkey, approximately 1,100 km southeast of Istanbul, Turkey. Çöpler is situated within the broader Çöpler District, an area covering approximately 425 sq km over which Alacer Gold has exploration licences. The Çöpler District contains additional gold assets which are currently being operated and explored by the Company and its partners, including the Çakmaktepe project (50% owned by Alacer Gold) and the Ardich project (80% owned by Alacer Gold, with 1-2% of the identified mineral resource being on land that is 50% owned by Alacer Gold). In addition to assets in the Çöpler District, Alacer Gold also has the right to receive a 10% net smelter return (“NSR”) on all oxide ore production and a 2% NSR on all sulfide ore production at the Gediktepe Project, a polymetallic orebody owned by Lidya Mining located in the Balikesir Province, approximately 190 km south of Istanbul, Turkey.

As of market close on May 8, 2020, the Company had a market capitalization of approximately C$2.4 billion. The Company’s primary listing is on the Toronto Stock Exchange (“TSX”), with its common shares also being registered on the Australian Stock Exchange (“ASX”). Alacer Gold is a Yukon Corporation, with its registered office in Whitehorse, Yukon. The Company’s head office is located in Denver, Colorado.

Description of SSR Mining

SSR Mining is a Canadian-based resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. SSR Mining has three producing mines (the Marigold mine, the Seabee Gold Operation and the Puna Operations), as well as a portfolio of precious metal dominant development and exploration assets. The Marigold mine is a run-of-mine heap leach operation located in Nevada, USA, which comprises several open pits, waste rock stockpiles, and a gold refining facility among other assets. The Seabee Gold Operation is located in Northern Saskatchewan, Canada and consists of two underground mines, the Seabee mine, which was closed in the second quarter of 2018, and the Santoy mine complex, a central milling facility and permanent camp facilities. The Puna Operations are comprised of the Chinchillas mine and the Pirquitas property, which includes the Pirquitas processing facilities. The Puna Operations are located in the Jujuy Province, Argentina. The Chinchillas mine is a silver-lead-zinc deposit which achieved commercial production in December 2018 and currently supplies ore to the Pirquitas processing facilities. The Pirquitas processing facilities have been in commercial production since 2009, processing ore from the San Miguel open pit, which concluded mining activities in January 2017 and currently hosts the tailings deposit facility. In addition to its operating assets, SSR Mining also has development and exploration assets located across North and South America.

As of market close on May 8, 2020, SSR Mining had a market capitalization of approximately C$3.2 billion. SSR Mining’s securities trade on both the NASDAQ exchange and the TSX. SSR Mining is a British Columbia Corporation, with its head office located in Vancouver, British Columbia.

Approach to Fairness

The Proposed Transaction represents a merger of equals (“MOE”), whereby the Company and SSR Mining have agreed to combine by way of an at-market, share for share exchange with each shareholder group retaining a material interest in the combined company, equal representation on the board of directors of the combined company, and a management team that is relatively balanced between existing Alacer Gold and SSR Mining representatives. Under the terms of the Arrangement Agreement, each of the parties will appoint 5 nominees to the board of the combined entity, with one SSR Mining nominee appointed Chairman and the CEO of Alacer Gold appointed as an executive director and CEO of the combined company. Given the shared nature of control in the combined entity, no premium for a transfer of control was paid by either party.

Pursuant to the Arrangement Agreement, the consideration to be received by Alacer Gold Shareholders is fixed, based on the Exchange Ratio, at 0.3246 SSR Mining Shares per Alacer Gold Share owned. The Exchange Ratio is based on the relative value per share of the Company and of SSR Mining, and determines the pro forma ownership split, whereby Alacer Gold Shareholders are anticipated to own 43.3% of basic shares outstanding while SSR Mining Shareholders will own the remaining 56.7%. To assess the fairness, from a financial point of view, of the Exchange Ratio to Alacer Gold Shareholders, we have used the methodologies presented herein to determine a range of implied values for each Alacer Gold Share and SSR Mining Share, respectively. We then use these value per share ranges to calculate a range of implied exchange ratios, against which the Exchange Ratio is compared.

Financial Projections

To support our financial analysis, CIBC has relied on unaudited financial models for both the Company and SSR Mining that have been provided to us by management of the Company. These financial projections include, among other things, assumptions on future commodity prices, production levels, operating costs, capital costs, depreciation, and taxes which reflect (or reflected at the time of preparation) the best currently available assumptions and which, in the reasonable belief of management, continue to be reasonable in the circumstances.

CIBC has adjusted the financial projections for both the Company and SSR Mining to reflect the consensus equity research analyst estimates for future commodity prices rather than relying on the estimates for future commodity prices provided by management. This has been done to incorporate market consensus views into our analysis and to ensure commodity price comparability in the forecasts for both companies. The adjustments were also made to ensure commodity price forecasts are comparable with those used by the equity research analysts in calculating the net asset values which underpin the comparable company analysis herein.

Below we have outlined the consensus commodity prices and FX rates we have used in our analysis:

	2020E	2021E	2022E	2023E	2024E & Long-Term
Gold Price (US$/oz)	$1,612	$1,610	$1,504	$1,462	$1,431
Silver Price (US$/oz)	$16.73	$17.45	$17.27	$17.35	$17.86
Lead Price (US$/lb)	$0.85	$0.89	$0.91	$0.90	$0.93
Zinc Price (US$/lb)	$0.94	$0.98	$1.03	$1.05	$1.06
USD:CAD	1.3624	1.3318	1.3114	1.2965	1.2946

For Alacer Gold, CIBC has relied on the internal base case forecast (the “Alacer Internal Base Case”) provided by management of the Company. The Alacer Internal Base Case includes life of mine (“LoM”) projections for each of the Company’s material operating and development assets and reflects management’s current view of the business and its operations.

For SSR Mining, CIBC has relied on the management base case forecast (the “SSR Base Case”) provided by management of the Company. The SSR Base Case was originally provided by SSR Mining and has been adjusted based on the due diligence findings of Alacer Gold management. The SSR Base Case includes LoM projections for each of SSR Mining’s material operating and development assets and reflects Alacer Gold management’s baseline view of the business and its operations.

In addition to its operating and development assets, SSR Mining also owns an inventory of mineral resources that are not explicitly modeled in the financial forecast. CIBC has discussed with Alacer Gold management and, after conducting its own independent analysis, incorporated their views on the value attributable to the mining assets where a financial forecast could not be reasonably estimated in the value analysis of SSR Mining.

Financial Analysis

CIBC has considered three principal methodologies to support our Opinion, which we deemed appropriate in the context of the Proposed Transaction:

(i)	net asset value (“NAV”);

(ii)	comparable companies analysis; and

(iii)	relative contribution analysis

Given that the Proposed Transaction represents a MOE, and that the Exchange Ratio is based on the relative value per share of both the Company and SSR Mining, we have determined that precedent transaction analysis is not a relevant methodology in the context of the Proposed Transaction and have not relied on this methodology in arriving at our Opinion.

NAV Analysis

In the NAV analysis, CIBC separately considered each mining asset, corporate overhead cost, and financial asset/liability for the Company and SSR Mining, respectively. We used a variety of methodologies, as outlined below, to calculate individual values for each component. The value of each mining asset is summed to produce a total asset value, from which the attributable corporate overhead costs and financial assets and liabilities are added or subtracted.

For mining assets and corporate overhead costs where a financial forecast could be reasonably estimated by management of Alacer Gold and SSR Mining, CIBC calculated the present value of the proportionate, unlevered, after-tax, constant-dollar free cash flows of each asset over the life of the asset at the prescribed real discount rates outlined below. For mining assets where a financial forecast could not be reasonably estimated, CIBC calculated a carrying value based on an industry-accepted resource multiples approach, as outlined below. For financial assets and liabilities, CIBC relied on the actual balance sheet items for Alacer Gold as at March 31, 2020, and estimated balance sheet items for SSR Mining as at March 31, 2020.

The NAV method considers a variety of valuation techniques in the context of individual assets, is less biased with respect to the transaction’s timing within a commodity cycle due to its reliance principally on long-term price forecasts, and explicitly addresses the unique characteristics of the geographical location and jurisdiction of each asset, as the case may be, from a long-term operating and production perspective.

Alacer Gold NAV Analysis

To determine a range of values per Alacer Gold Share, CIBC relied on the Alacer Internal Base Case. All future free cash flows forecasted under the Alacer Internal Base Case were based on management’s assumptions for production and costs and reflect consensus equity research analyst estimates for future commodity prices.

In determining the NAV per Alacer Gold Share, we have applied a real discount rate of 7% to the future free cash flows under the Alacer Internal Base Case. CIBC has determined the discount rate based on consideration of the theoretical weighted average cost of capital (“WACC”), and a review of the discount rates employed by equity research analysts for the Company. The 7% discount rate is intended to reflect the discount rate commonly used by equity research analysts in the precious metals sector in calculating net asset values for operating assets of 5%, plus a premium of 2% to reflect the increased geopolitical and operational risks of operating assets in Turkey. The 2% premium for jurisdiction risk was determined by CIBC by comparing the weighted average cost of capital for precious metal producers operating in higher risk jurisdictions versus those operating in jurisdictions which are viewed as being lower risk.

As part of the NAV approach, CIBC also performed a range of sensitivity analyses on a variety of factors, including long-term commodity prices.

SSR Mining NAV Analysis

To determine a range of values per SSR Mining Share, CIBC relied on the SSR Base Case. All future free cash flows forecasted under the SSR Base Case were based on management’s assumptions for production and costs, adjusted based on the Company’s findings from its due diligence efforts, and reflect consensus equity research analyst estimates for future commodity prices.

In determining the NAV per SSR Mining Share, we have applied a real discount rate of 5% to the future free cash flows under the SSR Base Case. CIBC has determined the discount rate based on consideration of the theoretical WACC, and a review of the discount rates employed by equity research analysts for SSR Mining. The 5% discount rate also reflects the discount rate commonly used by equity research analysts in the precious metals sector in calculating net asset values for operating assets in stable jurisdictions.

As part of the NAV approach, CIBC also performed a range of sensitivity analyses on a variety of factors, including a range of long-term commodity prices.

To calculate the per share NAV contribution from mining assets where a financial forecast could not be reasonably estimated, CIBC has relied on a total enterprise value/gold equivalent ounce (“TEV/AuEq oz”) and total enterprise value/silver equivalent ounce (“TEV/AgEq oz”) approach, which is consistent with that used by equity research analysts in the precious metals sector. The TEV/AuEq oz and TEV/AgEq oz multiples applied to the resources of these mining assets were provided by management of the Company, and vary by deposit based on a variety of factors, including, among other things, (i) mineral type, (ii) mine type, (iii) stage of exploration, (iv) quality and grade of the deposits, and (v) jurisdiction and location of the deposit. CIBC has also independently reviewed TEV/AuEq oz and TEV/AgEq oz trading multiples for comparable publicly listed precious metal development and exploration companies and compared these against the multiples provided by management.

Findings from NAV Analysis

By comparing the implied NAV per share for Alacer Gold Shares and SSR Mining Shares, the NAV analysis yields a range of implied exchange ratios of 0.2739 to 0.3783.

Comparable Company Analysis

In the comparable companies approach, CIBC has reviewed public market trading statistics for select publicly listed precious metal mining companies that we considered relevant. Using the trading statistics, we then determined ranges of multiples that would be applied to financial metrics of Alacer Gold and SSR Mining for the purpose of our analysis. The following financial metrics, which are discussed further below, were used to determine the implied value of each Alacer Gold Share and SSR Mining Share, respectively:

(i)	price-to-NAV per share; and

(ii)	price-to-cash flow per share

Price-to-NAV per share and price-to-cash flow per share are commonly used methodologies employed by equity research analysts in the precious metals sector and investors to compute a value per share for a given company. Using the price-to-NAV per share approach, we have applied ranges of NAV per share multiples against the consensus equity research analyst estimate of NAV per share for each of Alacer Gold and SSR Mining, respectively, as well as the implied NAV per share each of Alacer Gold and SSR Mining using the Alacer Internal Base Case and SSR Base Case, respectively. Using the price-to-cash flow per share approach, we have applied ranges of 2021E cash flow per share multiples against the consensus equity research analyst estimate of 2021E cash flow per share for each of Alacer Gold and SSR Mining, respectively, and the 2021E cash flow per share for each of Alacer Gold and SSR Mining using the Alacer Internal Base Case and the SSR Base Case, respectively. Given the current market backdrop and the impact of the global COVID-19 pandemic on mining operations, and the resulting volatility impacting production and cash flow for 2020E across the precious metals sector (and the impact on observed cash flow per share trading multiples), we have not relied on 2020E cash flow per share as part of the comparable company analysis.

CIBC has selected the following companies to conduct the comparable company analysis, which we have deemed relevant given their status as primary gold producers of similar market and operational scale as Alacer Gold and SSR Mining:

Alamos Gold Inc.	Centamin plc
Centerra Gold Inc.	Coeur Mining Inc.
Eldorado Gold Corp.	Equinox Gold Corp.
Hecla Mining Company	IAMGOLD Corporation
Lundin Gold Inc.	Perseus Mining Ltd.
Pretivm Resources Inc.	Regis Resources Ltd.
Saracen Mineral Holdings ltd.	St Barbara Ltd.
Teranga Gold Corp.	Torex Gold Resources Inc.

Below we have outlined the range of observed trading multiples for the list of comparable companies outlined above:

Price/NAV Per Share Multiples		Price/2021E Cash Flow Per Share Multiples
High	1.43x	High	10.2x
Low	0.63x	Low	3.4x
Median	0.99x	Median	5.0x
Mean	0.99x	Mean	5.7x

No company utilized in the comparable company analysis is identical to Alacer Gold or SSR Mining. Accordingly, an analysis involving the trading multiples on NAV per share and cash flow per share requires complex considerations and judgements concerning the similarities between the comparable companies and Alacer Gold or SSR Mining, as well as other factors that could affect trading values.

Alacer Gold Comparable Company Analysis

To determine the range of appropriate NAV per share and cash flow per share multiples for Alacer Gold, we have relied on a subset of the companies outlined above that we determined to be most comparable to Alacer Gold. Given the nature of the Company’s operations and geographic exposure to Turkey, the subset has been developed to reflect, among other factors, entities that have a single producing mine and whose operations are located in higher risk jurisdictions. Based on the range of observed trading multiples, we have applied the following:

(i)	0.90x to 1.10x to the consensus equity research analyst estimate of NAV per share and the Alacer Internal Base Case NAV per share, respectively; and

(ii)	5.0x to 6.0x to the consensus equity research analyst estimate of 2021E cash flow per share and the Alacer Internal Base Case 2021E cash flow per share, respectively.

SSR Mining Comparable Company Analysis

To determine the range of appropriate NAV per share and cash flow per share multiples for SSR Mining, we have relied on a subset of the companies outlined above that we determined to be most comparable to SSR Mining. Given the nature of the Company’s operations and geographic exposure to jurisdictions across North and South America, the subset has been developed to reflect, among other factors, multi-asset precious metal producers whose operations are located in lower risk jurisdictions. Based on the range of observed trading multiples, we have applied the following:

(i)	0.95x to 1.15x to the consensus equity research analyst estimate of NAV per share and the SSR Base Case NAV per share, respectively; and

(ii)	6.0x to 7.0x to the consensus equity research analyst estimate of cash flow per share and the SSR Base Case 2021E cash flow per share, respectively.

Findings from Comparable Company Analysis

By comparing the implied value per Alacer Gold Share and SSR Mining Share pursuant to the various comparable company metrics, the comparable company analysis yields a range of implied exchange ratios of 0.2464 to 0.4075.

Relative Contribution Analysis

In the relative contribution approach, we have considered the relative contribution from each party across selected financial and physical metrics, expressed as a percentage of the combined total for each metric. For the financial metrics, the relative contribution is then compared against the pro forma ownership split determined by the Exchange Ratio. For the physical metrics, the relative contribution is compared against each entity’s share of the combined enterprise value, which is calculated based on the equity ownership implied by the Exchange Ratio and then adding each company’s proportionate net debt.

CIBC has given greater weight to the relative NAV contribution from Alacer Gold and SSR Mining as part of the relative contribution analysis given NAV is less biased with respect to the transaction’s timing within a commodity cycle and explicitly addresses the unique characteristics of the geographical location and jurisdiction of each asset, as the case may be, from a long-term operating and production perspective. Given the current market backdrop and the impact of the global COVID-19 pandemic on mining operations, and the resulting volatility impacting production and cash flow for 2020E across the precious metals sector, we have excluded 2020E cash flow from the relative contribution analysis.

Below we have outlined the relative economic contribution under the above noted financial and physical metrics:

	Alacer Gold	SSR Mining
Financial Metrics
Market Capitalization (Spot)	43%	57%
Market Capitalization (20-Day VWAP)	41%	59%
NAV (Analyst Consensus)	43%	57%
NAV (Model)	43%	57%
2021E Cash Flow (Consensus)	49%	51%
2021E Cash Flow (Consensus) (Adj.)[1]	45%	55%
2021E Cash Flow (Model)	47%	53%
Physical Metrics
2020E Production (Consensus)	40%	60%
2020E Production (Model)	41%	59%
2021E Production (Consensus)	38%	62%
2021E Production (Model)	40%	60%
Total Reserves	34%	66%
Total Resources	23%	77%
[1]

Adjusted to reduce estimates for certain equity research analysts which are believed to give Alacer Gold Shareholders credit for 100% of cash flow from Çöpler rather than the 80% which is attributable to Alacer Gold Shareholders.

Findings from Relative Contribution Analysis

For the financial metrics considered, the range of implied economic contribution for Alacer Gold is 41% to 49% versus an implied pro forma ownership of approximately 43.3%. Across the physical metrics considered, Alacer Gold’s contribution ranges from 23% to 41%, versus an implied share of proportionate enterprise value, based on the Exchange Ratio, of approximately 46%.

Other Considerations

In arriving at our conclusion of fairness, CIBC also considered a number of other factors, including, but not limited to, the following:

(i)	The historical trading prices of the Alacer Gold Shares on the TSX and the ASX during the 52-week period ended May 8, 2020;

(ii)	The historical trading prices of the SSR Mining Shares on the NASDAQ and TSX during the 52-week period ended May 8, 2020;

(iii)

The range of all equity research analyst share price targets for Alacer Gold Shares and SSR Mining Shares, respectively, as well as the range of equity research analyst price targets from brokers providing research coverage on both companies; and

(iv)	Other factors or analyses, which we have judged, based on our experience in rendering such opinions, to be relevant in the context of the Proposed Transaction.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to Alacer Gold Shareholders.

Yours very truly,

Scotiabank GBM 40 King Street West Scotia Plaza, 62nd Floor Toronto, Ontario Canada M5W 2X6

May 9, 2020

The Board of Directors

Alacer Gold Corporation

7001 E Belleview Ave

Denver, Colorado, 80237, United States

To the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that Alacer Gold Corp. (“Alacer”) and SSR Mining Inc. (“SSR Mining”) propose to enter into an agreement (the “Arrangement Agreement”) pursuant to which, among other things, SSR Mining will acquire all of the outstanding common shares (the “Shares”) of Alacer in consideration for 0.3246 common shares of SSR Mining for each Share (the “Consideration”). We understand that the transaction is proposed to be effected by way of an arrangement (the “Arrangement”) under the Business Corporations Act (Yukon). The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular (the “Circular”) which will be mailed to the holders of Shares (each a “Shareholder”) in connection with the Arrangement.

We have been retained to provide financial advice and assistance to Alacer in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the board of directors of Alacer (the “Board of Directors”) as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement by the Shareholders.

Engagement of Scotia Capital

Alacer initially contacted Scotia Capital regarding a potential advisory assignment on January 18, 2020. Scotia Capital was formally engaged by Alacer pursuant to an engagement letter dated March 31, 2020 (the “Engagement Letter”). Under the terms of the Engagement Letter, Alacer has agreed to pay Scotia Capital a fee for its services as financial advisor, including a fee for rendering the Opinion. A portion of the fees that Scotia Capital will receive for its advisory services is contingent upon the completion of the Arrangement. In addition, Alacer has agreed to reimburse Scotia Capital for its reasonable out-of-pocket expenses and to indemnify us in respect of certain liabilities that may arise out of our engagement.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular and to the filing of the Opinion by Alacer, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationships of Scotia Capital

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Alacer, SSR Mining or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acted as financial advisor to Alacer in connection with a proposed strategic transaction that did not proceed and for which our engagement was subsequently terminated; (ii) acted as a co-manager in SSR Mining’s issuance of 2019 convertible senior notes; and (iii) acting as a lender to SSR Mining as part of its revolving credit facility. There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, The Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and BNS may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement dated May 8, 2020;

2.	a draft of the voting support agreement dated May 8, 2020 between Alacer and various SSR Mining directors and senior officers;

3.	a draft of the voting support agreement dated May 8, 2020 between SSR Mining and various Alacer directors and senior officers;

4.	the audited annual financial statements of Alacer and SSR Mining and management’s discussion and analysis related thereto for the fiscal years ended December 31, 2018 and 2019;

5.	the unaudited interim financial statements of Alacer for the 3 month period ended March 31, 2020;

6.	the notices of annual meeting of the Shareholders and the management information circulars of Alacer for the meetings dated June 7, 2018 and June 14, 2019;

7.	the annual information forms of Alacer and SSR Mining for the fiscal years ended December 31, 2017, 2018 and 2019;

8.	corporate presentations for both Alacer and SSR Mining;

9.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Alacer and SSR Mining;

10.	internal financial, operating and corporate information or reports of Alacer and SSR Mining; 11. discussions with senior management of Alacer; 12. discussions with Alacer’s legal counsel;

13.	public information relating to the business, operations, financial performance and stock trading history of Alacer, SSR Mining and other selected public companies considered by us to be relevant;

14.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

15.	historical commodity prices and the impact of various commodity pricing assumptions on the business, prospects and financial forecasts of Alacer and SSR Mining;

16.

third party expert reports, such as appraisals, valuations or technical reports, including the NI 43-101 technical reports for Çöpler (June 9, 2016) and Gediktepe (March 26, 2019) relating to Alacer, and the NI 43-101 technical reports for Marigold (December 31, 2017), Seabee and Puna (December 31, 2016), San Luis (June 4, 2010) and Pitarrilla (December 14, 2012) relating to SSR Mining;

17.	reports published by equity research analysts and industry sources we considered relevant;

18.	historical market prices and trading activity for the Shares of Alacer and the common shares of SSR Mining;

19.

the representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of Alacer as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

20.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by Alacer or SSR Mining to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

With the Board of Director’s approval and as provided in the Engagement Letter, we have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by us from public sources, or that was provided to us, by Alacer and SSR Mining, and their associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by Alacer and SSR Mining and its professional advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon Alacer’s and SSR Mining’s audited financial statements and the reports of the auditors thereon and Alacer’s and SSR Mining’s interim unaudited financial statements. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our financial analysis supporting the Opinion were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Alacer and SSR Mining as to the matters covered thereby.

Senior officers of Alacer have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (a) Alacer has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Interested Parties which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the Information provided to Scotia Capital by or on behalf of Alacer in respect of the Interested Parties, in connection with the Arrangement is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by Alacer not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital by or on behalf of Alacer which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of Alacer, are (or were at the time of preparation) reasonable in the circumstances.

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement and voting support agreements will be substantially identical to the most recent drafts thereof reviewed by us, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Interested Parties, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of Alacer and SSR Mining and their representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person. Our opinion was not intended to be, and does not constitute, a recommendation to the Board of Directors as to whether they should approve the Arrangement or to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement or its Shares. The Opinion does not address in any manner the prices at which Alacer’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Alacer or Alacer’s underlying business decision to effect the Arrangement.

Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable as in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of Alacer or any of its affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness

In support of the Opinion, Scotia Capital has performed certain value analyses on Alacer and SSR Mining based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

As part of the analyses and investigations carried out in the preparation of the Opinion, Scotia Capital reviewed and considered the items outlined under “Scope of Review”. In the context of the Opinion, Scotia Capital has considered the following principal methodologies:

(i)	Discounted Cash Flow “DCF” Analysis

(ii)	Precedent Transactions Analysis

(iii)	Comparable Trading Analysis

Discounted Cash Flow Analysis

Scotia Capital performed a Discounted Cash Flow Analysis to derive the net asset value (“NAV”) for both Alacer and SSR Mining by calculating the estimated present value of the unlevered, after-tax free cash flows that Alacer and SSR Mining have forecasted to generate over the course of the estimated remaining mine lives of the relevant assets.

The present value (as at March 31, 2020) of the unlevered, after-tax free cash flows that Alacer and SSR Mining have forecasted to generate (the “NAV of Cash Flows”) was calculated by applying a discount rate range, supported by a Weighted Average Cost of Capital (“WACC”) analysis.

In addition, in-situ multiples were applied to unmodelled resources and non-operating assets as part of the NAV build-up. In determining the in-situ multiples, Scotia Capital reviewed publicly-traded comparables relevant to each corresponding asset, considering criteria such as location, grade, open pit vs. underground, producer vs. developer and precious vs. base metals focused.

For both Alacer and SSR Mining, an implied NAV per share was calculated by adjusting the sum of the NAV of Cash Flows and the value of the unmodelled resources/non-operating assets for: (i) the estimated balance sheet as at March 31, 2020; (ii) the present value of projected corporate general and administrative expenses; and (iii) the fully diluted shares outstanding.

Scotia Capital also performed and considered various sensitivity analyses on the NAV analysis that we considered relevant, including among other things, the impact of various commodity price scenarios.

Precedent Transactions Analysis

Scotia Capital reviewed the purchase prices and transaction multiples paid in selected precedent transactions that Scotia Capital, based on its experience in the mining industry, considered relevant.

Scotia Capital analyzed the multiple of price to NAV based on the average of equity research analyst estimates of the NAV at the date of each precedent transaction. In addition, Scotia Capital similarly analyzed the multiple of price to operating cash flow based on the average equity research analyst estimates for the operating cash flow of the transaction calendar year (“CY”) and the following calendar year (“CY+1”). Lastly, Scotia Capital analyzed the multiples of Enterprise Value (“EV”) to Mineral Reserves (“Reserves”) and Mineral Resources (“Resources”) based on the target’s Reserves and Resources at the time of the transaction. Scotia Capital analyzed these multiples for select transactions since 2015 in which the target companies were precious metals producing companies.

To calculate the implied per share equity value ranges for both Alacer and SSR Mining under the Precedent Transactions Analysis, Scotia Capital applied the following metrics:

(i)

Price to NAV multiple described above to (a) the implied per share NAV indicated by the DCF Analysis and (b) the average of equity research analyst NAV estimates (excluding an outlier agreed upon by the Interested Parties);

(ii)

Price to operating cash flow multiple described above to (a) the CY2021E Scotia Capital modelled operating cash flow and (b) the average of equity research analyst CY2021E operating cash flow estimates (excluding an outlier agreed upon by the Interested Parties); and

(iii)	EV to Reserves and EV to Resources multiples as described above, respectively, as at May 8, 2020.

No company or transaction utilized in the Precedent Transactions Analysis is identical to Alacer or SSR Mining, their respective assets or the Arrangement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between Alacer, SSR Mining and the Arrangement and the companies and transactions to which they are being compared as well as other factors that could affect transaction values.

Comparable Trading Analysis

Scotia Capital reviewed publicly-traded intermediate gold producers to assess if a comparable trading analysis might be relevant to its analysis.

Scotia Capital primarily analyzed the multiple of price to NAV based on the average of equity research analyst estimates of the NAV as at May 8, 2020. In addition, Scotia Capital similarly analyzed the multiple of price to operating cash flow based on the average equity research analyst estimates for CY2021E operating cash flow as at May 8, 2020. Lastly, Scotia Capital analyzed the multiples of EV to Reserves and Resources based on the comparable company’s Reserves and Resources as at May 8, 2020.

To calculate the implied per share equity value ranges for both Alacer and SSR Mining under the Comparable Company Analysis, Scotia Capital applied the following metrics:

(i)

Price to NAV multiple described above to (a) the implied per share NAV indicated by the DCF Analysis and (b) the average of equity research analyst NAV estimates (excluding an outlier agreed upon by the Interested Parties);

(ii)

Price to operating cash flow multiple described above to (a) the CY2021E Scotia Capital modelled operating cash flow and (b) the average of equity research analyst CY2021E operating cash flow estimates (excluding an outlier agreed upon by the Interested Parties); and

(iii)	EV to Reserves and EV to Resources multiples as described above, respectively, as at May 8, 2020.

No company utilized in the Comparable Trading Analysis is identical to Alacer or SSR Mining or their respective assets. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between Alacer, SSR Mining and the companies and transactions to which they are being compared as well as other factors that could affect trading values.

Other Factors Considered

Although not forming part of our financial analysis, Scotia Capital considered a number of other factors for both Alacer and SSR Mining in arriving at the Opinion, including the following:

(i)	Historical trading prices during the 52-week period ended May 8, 2020, which indicates a 52-week intraday low to high per share price range; and

(ii)	Forward share price targets as at May 8, 2020, as reflected in equity research analyst reports available to Scotia Capital.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

SCOTIA CAPITAL INC.

APPENDIX F

INTERIM ORDER

See attached.

F-1

Form 44 (Rule 43(3))

S.C. No. 20-A0025

SUPREME COURT OF YUKON ALACER GOLD CORP.	PETITIONER

ORDER

BEFORE THE HONOURABLE	)	Tuesday, the 2nd
MADAM JUSTICE S. M. DUNCAN	)	day of June, 2020

THE APPLICATION of the Petitioner, coming on for hearing at Whitehorse, Yukon, by teleconference, on the 2nd day of June 2020, and on hearing Gregory A. Fekete and Eliot N. Kolers, lawyers for the Petitioner, Alacer Gold Corp., and Gareth Howells, lawyer for SSR Mining Inc.

THIS COURT ORDERS THAT:

1.

Pursuant to paragraph 195(4)(a) of the Business Corporations Act, R.S.Y. 2002, c. 20, as amended (the “YBCA”), Alacer Gold Corp. (“Alacer” or the “Company”) is permitted to convene and hold a special meeting of the holders of common shares (the “Common Shares”) in the capital of Alacer (collectively, the “Shareholders” and each individually, a “Shareholder”), which may be properly adjourned or postponed (the “Meeting”) as provided for in the joint management information circular of Alacer to be dated on or about June 3, 2020 (the “Circular”) for the purposes of:

a.

the Shareholders considering and, if thought advisable, passing, with or without variation, a special resolution (the “Arrangement Resolution”) approving, among other things, an arrangement (the “Arrangement”) involving the Petitioner, its Shareholders and certain others as described in the plan of arrangement (the “Plan of Arrangement”), which is attached as Schedule “A” to the Arrangement Agreement dated May 10, 2020 (the “Arrangement Agreement”) between Alacer and SSR Mining Inc. (“SSR”), which Arrangement Agreement is attached as Exhibit “8” to the Affidavit of Michael Sparks, sworn May 27. 2020 (the “Sparks Affidavit”); and

b.	acting upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

2.	Unless the context requires otherwise, capitalized terms in this Interim Order which are not otherwise defined have the meanings ascribed to them in the Circular.

3.	The Meeting shall be called, held and conducted in accordance with the provisions of the YBCA and the Articles and by-laws of Alacer, as modified by the terms of this Interim Order.

4.	The following information (the “Meeting Materials”):

a.	the Notice of Meeting and Circular;

b.	the Appendices to the Circular, including the Plan of Arrangement;

c.	a copy of this Interim Order and Notice of Application (substantially in the form attached hereto as Schedule “A”) to this Honourable Court for a Final Order approving the Arrangement;

d.	the Form of Proxy; and

e.	the Letter of Transmittal,

in or substantially in the forms as attached to the Sparks Affidavit, with such amendments and inclusions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, shall be delivered as follows:

(I)

to the registered Shareholders at their registered addresses as they appear on the books of the transfer agent for Alacer at the close of business on June 1, 2020, being the record date fixed by the board of directors of Alacer for the determination of Shareholders entitled to notice of the Meeting (the “Record Date”), by: (i) pre-paid ordinary mail; (ii) courier; or (iii) facsimile or electronic transmission to any registered Shareholder who consents to such transmission in writing;

(II)

to the non-registered Shareholders (including holders of CHESS Depositary Interests) by providing sufficient copies of the Meeting Materials, excluding the Form of Proxy and Letter of Transmittal but including a Voting Instruction Form, to their intermediaries and registered nominees in a timely manner in accordance with National Instrument 54-101 of the Canadian Securities Administrators and other applicable securities regulations;

(Ill)

excluding the Form of Proxy and Letter of Transmittal, to the holders of restricted share units of Alacer (“RSUs”), performance share units of Alacer (“PSUs”), and deferred share units of Alacer (“DSUs”), all as they appear on books of Alacer or its transfer agent on the Record

Date (collectively, the “Other Securityholders”), by: (i) pre-paid ordinary mail; (ii) courier; or (iii) facsimile or electronic transmission;

(IV)	to the directors and auditor of Alacer, by: (i) pre-paid ordinary mail; (ii) courier; or (iii) facsimile or electronic transmission; and

(V)

to the securities commissions or similar regulatory authorities in all of the provinces and territories in Canada where Alacer is a “reporting issuer” under applicable securities laws, by electronic filing via the SEDAR system, which mailing, delivery, transmission or filing, as the case may be, shall occur at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery, transmission or filing and including the date of the Meeting, and that mailing, delivery, transmission or filing, as the case may be, of the Notice of Application, as described herein, shall constitute good and sufficient service of such Notice of Application upon all who may wish to appear in these proceedings and no other service, mailing, delivery, transmission or filing need to be made and such service shall be effective on the fifth (5th) day after the said Notice of Application is mailed, delivered, transmitted or filed.

5.

Alacer shall use all commercially reasonable efforts to effect service of Notice of Meeting and Notice of Application in the manner set out herein, and the accidental omission to give Notice of the Meeting or Notice of Application to, or the non-receipt of such Notices by, one or more of the persons specified herein, shall not invalidate any resolution passed or proceedings taken at the Meeting

6.

Alacer is authorized to make, in the manner contemplated by and subject to the Plan of Arrangement and the Arrangement Agreement, such amendments, revisions or supplements to the Plan of Arrangement as it may determine, without any additional notice to the Shareholders. The Plan of Arrangement, as so amended, revised or supplemented, shall be the Plan of Arrangement to be submitted at the Meeting to the Shareholders and shall be the subject of the Arrangement Resolution.

7.

Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to the Shareholders, Other Securityholders, directors and auditor of Alacer by press release, news release, newspaper advertisement, or by any of the means set forth in paragraph 4 hereof (and need not observe the twenty-one (21) day requirement set forth in paragraph 4 ), as determined to be the most appropriate method of communication by the board of directors of Alacer.

8.	The only persons entitled to attend at the Meeting shall be:

a.	the Registered Shareholders or their respective proxyholders, if applicable, as of the Record Date;

b.	Alacer’s directors, officers, auditor and advisors (including, but not limited to, legal counsel for Alacer};

c.	representatives of SSR and any of its subsidiaries or affiliates and advisors (including, but not limited to, legal counsel for SSR}; and

d.	other persons with the prior permission of the Chair of the Meeting.

9.

The Meeting shall be held in a virtual-only format conducted by live audio webcast on July 10, 2020 at 12:00 p.m. (Denver time) and the Shareholders shall be permitted to attend at and participate in the Meeting by webcast, substantially as described in the Circular, on that date.

10.

The Chair and Secretary of the Meeting shall be Rodney P. Antal and Michael Sparks, respectively, or any other officer or director of Alacer who shall be appointed by the board of directors of Alacer for those purposes. Representatives of AST Trust Company (Canada) shall be the scrutineers of the Meeting.

11.

The Chair of the Meeting is at liberty to call on the assistance of legal counsel to Alacer at any time and from time to time, as the Chair of the Meeting may consider necessary or appropriate during the Meeting and such legal counsel is entitled to attend the Meeting for this purpose.

12.

Alacer, if it deems advisable and subject to the terms of the Arrangement Agreement, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement and without the need for further approval of this Court, and notice of any such adjournment or postponement shall be given by such method as Alacer may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments or postponements. No such adjournment will affect the Record Date for the Meeting or the Shareholders entitled to vote at the Meeting.

13.

The quorum required at the Meeting shall be the quorum required by the by-laws of Alacer, being at least two persons present in person, being Shareholders collectively holding 25% of the shares entitled to vote at the Meeting or their duly appointed proxies or representatives.

14.

The votes required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of at least 66 2/3% of the votes cast by Shareholders virtually present or represented by proxy at the Meeting.

15.	All votes at the Meeting in respect of the Arrangement Resolution shall be by online ballot.

16.	Alacer shall be at liberty to give notice of this Application to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

17.

Any Shareholder, Other Securityholder, director or auditor of Alacer, or any other party served with notice of the application for the final order approving the Arrangement (the “Final Order”), may appear and make representations at the application for the Final Order, provided that such person shall file an Appearance and a Response, in the respective forms prescribed by the Rules of Court of the Supreme Court of Yukon, with this Honourable Court and deliver a copy of the filed Appearance and Response, together with a copy of all material on which such person intends to rely at the application for the Final Order, including an outline of such person’s proposed submissions, to the lawyers for Alacer at its address for delivery set out in the Petition and to the solicitors for SSR, being McCarthy Tetrault LLP, Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E OC5, Attn: Miranda Lam, on or before 10:00 a.m. (Whitehorse time) on July 13, 2020, or such later date as the Court may determine.

18.

Each registered Shareholder will be granted rights of dissent (the “Dissent Rights”) in respect of the Arrangement Resolution, as contemplated by section 193 of the YBCA, provided that such registered Shareholder complies strictly with the requirements of section 193 of the YBCA, as modified by this Interim Order and Article 4 of the Plan of Arrangement. The Dissent Rights are further modified by this Interim Order as follows:

a.

a registered Shareholder as of the Record Date (a “Dissenting Shareholder”) who wishes to dissent must send a Notice of Objection objecting to the Arrangement Resolution to Alacer, c/o Austring, Fairman & Fekete, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7, Attn: Lorne Austring, by no later than 5:00p.m. (Vancouver time) on July 8, 2020, or two Business Days prior to any adjournment or postponement of the Meeting. The Notice of Objection must set out the number of Common Shares held by the Dissenting Shareholder and must be in respect of all of the Common Shares owned by the Dissenting Shareholder and contain a statement to that effect;

b.

any Dissenting Shareholder who exercises Dissent Rights in respect of the Arrangement Resolution in strict compliance with the requirements of section 193 of the YBCA, as modified by this Interim Order and Article 4 of the Plan of Arrangement (the “Dissent Procedures”), will be entitled, in the event that the Arrangement becomes effective, to be paid the fair value of the Common Shares held by such Dissenting Shareholder in respect of which the Dissenting Shareholder has validly exercised Dissent Rights determined as of the close of business on the

Business Day immediately preceding the date on which the Arrangement Resolution is adopted;

c.

all of the Common Shares held by each Dissenting Shareholder who has validly exercised his, her or its Dissent Rights shall, at the “Effective Time” (as defined in the Plan of Arrangement), and notwithstanding any provision of section 193 of the YBCA, be and be deemed to have been irrevocably transferred to Alacer free and clear of all Liens (as defined in the Plan of Arrangement) and each Dissenting Shareholder shall cease to have any rights as a Shareholder in respect of such Common Shares other than the right to be paid the fair value of such Common Shares by Alacer in accordance with the Dissent Procedures;

d.

if a registered Shareholder who exercises Dissent Rights is ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which such registered Shareholder has exercised Dissent Rights, the registered Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the Arrangement on the same basis as a registered Shareholder who has not exercised Dissent Rights and will be deemed to have elected to receive SSR Shares as provided for in the Plan of Arrangement;

e.

in no case will Alacer, SSR, or their respective successors or assigns or any other person be required to recognize a Dissenting Shareholder as a holder of Common Shares at and after the Effective Time (as defined in the Plan of Arrangement) of the Arrangement, and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Common Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central register of Alacer will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the effective date of the Arrangement;

f.	registered Shareholders as of the Record Date shall be the only persons with Dissent Rights in respect of the Arrangement Resolution; and

g.

the delivery by a Shareholder of a Notice of Objection does not deprive such Shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution by such Shareholder will result in a loss of that registered Shareholder’s Dissent Right.

19.

If the application for the Final Order is adjourned or postponed, only those persons who have filed and delivered an Appearance and Response in accordance with the terms hereof need to be served with notice of the adjourned or postponed date.

20.

Unless the directors of Alacer by resolution determine to abandon the Arrangement, the Petitioner shall be at liberty to apply to the Court on the 15th day of July, 2020 at 10:00 a.m. (Whitehorse time), or as soon thereafter as counsel may be heard, for final approval of the Arrangement and a determination as to the procedural and substantive fairness of the Arrangement, provided the Arrangement resolution is approved by the Shareholders, as aforesaid, at the Meeting.

21.

The Petitioner shall report to this Honourable Court and furnish evidence of its compliance with this Interim Order granted with respect to the relief sought herein at the date of the application for the Final Order.

22.

The Petitioner shall be at liberty to make such further applications to this Honourable Court in relation to the Plan of Arrangement as are necessary for putting into effect the Plan of Arrangement, including, without limitation, an application to vary this Interim Order.

23.

To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares, RSUs, PSUs or DSUs, this Interim Order shall govern.

By the Court

Clerk of the Court

APPROVED AS THE ORDER MADE:

Gregory A. Fekete, Lawyer for the Petitioner, Alacer Gold Corp.

Gareth C. Howells, Lawyer for the Respondent, SSR Mining Inc.

SCHEDULE “A”

Notice of Application for a Final Order Approving the Arrangement

Schedule “A”

Form 52 (Rule 47(1))

S.C. No. 20-A0025

SUPREME COURT OF YUKON

ALACER GOLD CORP.

PETITIONER

NOTICE OF APPLICATION

To: All Shareholders of Alacer Gold Corp.

TAKE NOTICE that an application will be made by Gregory A. Fekete and Eliot Kolers, lawyers for the Petitioner, Alacer Gold Corp., to the presiding judge at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon on the 15th day of July, 2020, at 10:00 a.m., via conference call, toll free number 1-855-950-3716, guest passcode 592187, for an order in the form attached hereto as “Schedule A” (the “Final Order”) that:

1.

The terms and conditions of the issuance and exchange of securities, as set out in the Plan of Arrangement (the “Plan of Arrangement”) under section 195 of the Business Corporations Act of the Yukon Territory, R.S.Y. 2002, c.20, as amended (the “YBCA”), attached as Schedule “D” to the management information circular of Alacer dated June 3, 2020 (the “Circular”) accompanying the Notice of Special Meeting of Shareholders (the “Shareholders”), are procedurally and substantively fair to such persons and to the Petitioner and such terms and conditions are hereby approved.

2.

The Plan of Arrangement be, and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner, the Shareholders and on all other parties who have been served with notice of these proceedings or who are otherwise affected by the Arrangement, upon the acceptance of a certified copy of this Order by the Yukon Registrar of Corporations.

3.

The Articles of Arrangement attached and forming part of the Order be approved as the form of Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to 195(10) of the YBCA.

1

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a special meeting of the Shareholders for the purpose of voting to approve the Plan of Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(l0) thereof with respect to certain securities of SSR Mining Inc. (“SSR”) to be issued by SSR to Shareholders pursuant to the Arrangement.

At the hearing, any Shareholder, director, or auditor of Alacer, or any other interested party with leave of the Court, desiring to support or oppose the applications may appear for the purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

A copy of the Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same.

AND TAKE FURTHER NOTICE that in support of this Application will be read the Affidavit #1 of Michael Sparks sworn May 27, 2020, the Affidavit #2 of Michael Sparks to be sworn, all the pleadings and proceedings herein, and such further and other material as Counsel may advise and this Honourable Court may permit.

This Application is brought pursuant to section 195 of the YBCA.

The applicant estimates that the application will take 60 minutes.

If you wish to receive notice of the time and date of the hearing or to respond to the application, you must, within the proper time for response:

(a)	deliver to the applicant

(i)	2 copies of a Response in Form 11, and

(ii)	2 copies of each affidavit and other documents, not already in the court file, on which you intend to rely at the hearing, and

(b)	deliver to every other party of record

(i)	one copy of a Response in Form 11, and

(ii)	one copy of each affidavit and other document, not already in the court file, on which you intend to rely at the hearing.

2

TIME FOR RESPONSE

The Response must be delivered on or before 10:00 a.m. (Pacific Standard Time) on Tuesday, July 15th, 2020.

Dated:
Gregory A. Fekete,
Solicitor for the Petitioner

3

FORM 44 (Rule 43(3))

Supreme Court No.: 20-A0025

SUPREME COURT OF YUKON

ALACER GOLD CORP.

PETITIONER

INTERIM ORDER

Austring, Fairman & Fekete

3081 Third Avenue

Whitehorse, Yukon

YIA4Z7

Tel: 867.668.4405

Fax: 867.668.3710

Gregory A. Fekete

APPENDIX G

NOTICE OF APPLICATION FOR FINAL ORDER

See attached.

G-1

Form 52 (Rule 47(1))

S.C. No. 20-A0025

SUPREME COURT OF YUKON

ALACER GOLD CORP.

PETITIONER

NOTICE OF APPLICATION

To: All Shareholders of Alacer Gold Corp.

TAKE NOTICE that an application will be made by Gregory A. Fekete and Eliot Kolers, lawyers for the Petitioner, Alacer Gold Corp., to the presiding judge at the Law Courts, 2134 Second Avenue, Whitehorse, Yukon on the 15th day of July, 2020, at 10:00 a.m., via conference call, toll free number 1-855-950-3716, guest passcode 592187, for an order in the form attached hereto as “Schedule A” (the “Final Order”) that:

1.

The terms and conditions of the issuance and exchange of securities, as set out in the Plan of Arrangement (the “Plan of Arrangement”) under section 195 of the Business Corporations Act of the Yukon Territory, R.S.Y. 2002, c.20, as amended (the “YBCA”), attached as Schedule “D” to the management information circular of Alacer dated June 3, 2020 (the “Circular”) accompanying the Notice of Special Meeting of Shareholders (the “Shareholders”), are procedurally and substantively fair to such persons and to the Petitioner and such terms and conditions are hereby approved.

2.

The Plan of Arrangement be, and is hereby approved, and shall be implemented in the manner set forth in the Plan of Arrangement and be binding on the Petitioner, the Shareholders and on all other parties who have been served with notice of these proceedings or who are otherwise affected by the Arrangement, upon the acceptance of a certified copy of this Order by the Yukon Registrar of Corporations.

3.

The Articles of Arrangement attached and forming part of the Order be approved as the form of Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to 195(10) of the YBCA.

AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a special meeting of the Shareholders for the purpose of voting to approve the Plan of Arrangement.

1

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to certain securities of SSR Mining Inc. (“SSR”) to be issued by SSR to Shareholders pursuant to the Arrangement.

At the hearing, any Shareholder, director, or auditor of Alacer, or any other interested party with leave of the Court, desiring to support or oppose the applications may appear for the purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Plan of Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.

A copy of the Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same.

AND TAKE FURTHER NOTICE that in support of this Application will be read the Affidavit #1 of Michael Sparks sworn May 27, 2020, the Affidavit #2 of Michael Sparks to be sworn, all the pleadings and proceedings herein, and such further and other material as Counsel may advise and this Honourable Court may permit.

This Application is brought pursuant to section 195 of the YBCA.

The applicant estimates that the application will take 60 minutes.

If you wish to receive notice of the time and date of the hearing or to respond to the application, you must, within the proper time for response:

(a)	deliver to the applicant

(i)	2 copies of a Response in Form 11, and

(ii)	2 copies of each affidavit and other documents, not already in the court file, on which you intend to rely at the hearing, and

(b)	deliver to every other party of record

(i)	one copy of a Response in Form 11, and

(ii)	one copy of each affidavit and other document, not already in the court file, on which you intend to rely at the hearing.

TIME FOR RESPONSE

The Response must be delivered on or before 10:00 a.m. (Pacific Standard Time) on

2

Tuesday, July 15th, 2020.

Dated: _______________	______________________
Gregory A. Fekete,
Solicitor for the Petitioner

3

APPENDIX H

VIRTUAL MEETING USER GUIDES

See attached.

Computershare VIRTUAL AGM USER GUIDE Getting Started This year’s annual meeting will be held virtually. You can participate online using your smart phone, tablet or computer. By participating online, you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your votes in reaI. As usual, you may also provide voting instructions before the meeting by completing the form proxy or voting information form that has been provided to you. Important Notice for Non-Registered Holders: Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting. If you are a non-registered holder and ‘Nish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy. In order to participate online: Before the meeting: 1. Check that your browser for whichever device you are using is compatible. Visit https:l/web.lumiagm.com/210935442 on your smart phone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox. 2. All security holders MUST register any 3rd party appointments at www.computershare.oom/ssrmining . Failure to do so will result in the appointee not receiving login credentials. Gather the information you need to access the online meeting: Meeting ID: 210-935-442 Password: ssr2020 To log in, you must have the following information: Registered Holders The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name. Appointed Proxy The user name provided by Computershare via err ail. Provided your appointment has been registered. The broadcast bar: Allows you to view and listen to the proceedings. Home page icon: Displays meeting information Questions icon: Used to ask questions Voting icon: Used to vote. Only visible when the chairperson opens poll. 1 To proceed into the meeting, you will need to read and accept the Terms and Conditions. 2 Registered holders: Your user name is the 15 digit control number printed on your proxy form. Appointed proxy holders: Your user name can be found in the email sent to you from Computershare.

Computershare 3 Once logged in, you will see the home page. which displays the meeting documents and information on the meeting. Icons will be displayed in different areas, depending on the device you are using. To view proceedings you must tap the broadcast arrow on your screen. Toggle between the up and down arrow to view another screen. TO VOTE 5 When the Chair declares the poll open: > A voting icon will appear on your device and the Meeting Resolutions will be displayed. > To vote, tap one of I he voting options. Your response will be highlighted. The number of items you have voted on, or are yet to vole on. is displayed at the top of the screen. NOTE: Votes may be changed up to the time the chair closes the poll. TO ASK QUESTIONS 6 Tap on the Questions icon then press the button to submit a question. Compose your question and select the send icon Confirmation that your message has been received will appear. NOTE: On some devices. in order to vote, you.eed to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again.

LUMI ALACER MEETING- VIRTUAL MEETING USER GUIDE Electronically Attending the Alacer Meeting Alacer will be conducting a virtual meeting, giving you the opportunity to attend the Alacer Meeting online, using your smartphone, tablet or computer. You will be able to view a live audio webcast of the Alacer Meeting, ask questions and submit your vote online. Simply go to https://web.lumiagm.com/112585242 in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER. If you have voting rights, select “Login” and enter your username and password “alacer2020” (case sensitive). If you don’t, select “Guest” and fill in the form. Registered Holders: The control number on your form of proxy provided by AST Trust Company (Canada) constitutes your username. Appointed Proxy: AST Trust Company (Canada) provided you with a username, provided your appointment has been registered. Please carefully review the instructions set out in the voting instruction form and in the joint management information circular relating to the appointment and registration of a proxy.

LUMI NAVIGATION When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and view the live audio webcast. If you would like to view the webcast press the broadcast icon. If viewing on a computer, the webcast will appear at the side automatically once the meeting has started. VOTING Once the voting has opened, the resolution(s) and voting choices will be displayed. To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.! For- Vote received I To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. QUESTIONS Any voting member attending the meeting is eligible to ask questions. If you would like to ask a question, select the messaging icon Messages can be submitted up until the Chair closes the session. Type your message within the chat box at the bottom of the messaging screen. Once you are happy with your message click the send button. Questions sent via the Lumi online platform will be moderated before being sent to the Chair.

APPENDIX I

DISSENT RIGHT PROVISIONS UNDER THE YBCA

Shareholder’s right to dissent

193 (1) Subject to Sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under Section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class;

(b)	amend its articles under Section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(c)	amalgamate with another corporation, otherwise than under Section 186;

(d)	be continued under the laws of another jurisdiction under Section 191; or

(e)	sell, lease or exchange all or substantially all its property under Section 192(1)(c).

(2) A holder of shares of any class or series of shares entitled to vote under Section 178 may dissent if the corporation resolves to amend its articles in a manner described in that Section.

(3) In addition to any other right, but subject to Subsection (20), a shareholder entitled to dissent under this Section and who complies with this Section is entitled to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this Section with respect to all the shares of a class held by the dissenting shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in Subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on; or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after learning that the resolution was adopted and of the right to dissent.

(5.1) The execution or exercise of a proxy does not constitute a written objection for the purposes of Subsection (5).

(6) An application may be made to the Supreme Court after the adoption of a resolution referred to in Subsection (1) or (2),

(a)	by the corporation; or

(b)	subject to Subsection (6.1), by a shareholder if an objection to the corporation under Subsection (5) has been sent by the shareholder,

to set the fair value in accordance with Subsection (3) of the shares of a shareholder who dissents under this Section.

(6.1) A shareholder who has sent an objection under Subsection (5) ceases to be a dissenting shareholder and is not entitled to make an application under Subsection (6) or to claim under this Section if

(a)	the shareholder votes, in person or by proxy, in favour of the resolution referred to in Subsection (1) or (2); or

(b)	the shareholder withdraws the objection by written notice to the corporation.

(7) If an application is made under Subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay an amount considered by the directors to be the fair value of the shares to that shareholder.

(8) Unless the Supreme Court otherwise orders, an offer referred to in Subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under Subsection (7) shall

(a)	be made on the same terms; and

(b)	contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of that shareholder’s shares by the corporation, in the amount of the corporation’s offer under Subsection (7) or otherwise, at any time before the Supreme Court pronounces an order setting the fair value of the shares.

(11) A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under Subsection (6); and

(b)	except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under Subsection (6), the Supreme Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation;

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d)	the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent;

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f)	the service of documents; and

(g)	the burden of proof on the parties.

(13) On an application under Subsection (6), the Supreme Court shall make an order

(a)	setting the fair value of the shares in accordance with Subsection (3) of all dissenting shareholders who are parties to the application;

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c)	setting the time within which the corporation must pay that amount to a shareholder.

(14) On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective;

(b)

the making of an agreement under Subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for that shareholder’s shares, whether by the acceptance of the corporation’s offer under Subsection (7) or otherwise; or

(c)	the pronouncement of an order under Subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the dissent; or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder because of Subsection (14) until the date of payment.

(18) If Subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under Subsection (13); or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Even though a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if Subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under Subsection (18), may withdraw the notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to having full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this Section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(21) Upon application by a corporation that proposes to take any of the actions referred to in Subsection (1) or (2), the Supreme Court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under Subsection (3), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance with such terms and conditions as the Supreme Court thinks fit. S.Y. 2010, c.8, s.126; S.Y. 2002, c.20, s.193.

APPENDIX J

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF SSR MINING INC.

See attached.

J-1

PRO FORMA COMBINED FINANCIAL STATEMENTS

MARCH 31, 2020 AND DECEMBER 31, 2019

SSR Mining Inc.

Pro Forma Combined Statement of Financial Position

As at March 31, 2020

(unaudited, expressed in thousands of United States dollars)

	SSR Mining Inc.	Alacer Gold Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Current assets
Cash and cash equivalents	$398,439	$199,368	$(18,600)	5(g)	$579,207
Trade and other receivables	61,698	25,749	—		87,447
Marketable securities	50,293	—	—		50,293
Inventories	232,813	121,554	15,945	5(b)	370,312

	743,243	346,671	(2,655)		1,087,259
Non-current assets
Mineral properties, plant and equipment	788,095	1,013,541	1,083,410	5(a)	2,885,046
Inventories	—	50,003	55,662	5(b)	105,665
Investments accounted for using the equity method	—	6,190	7,134	5(b)	13,324
Deferred income tax assets	59	133,108	(133,108)	5(e)	59
Goodwill	49,786	—	—		49,786
Restricted cash	2,339	32,899	—		35,238
Other	28,482	990	—		29,472

Total assets	$1,612,004	$1,583,402	$1,010,443		$4,205,849

Current liabilities
Accounts payable and accrued liabilities	$88,812	$55,397	$—		$144,209
Reclamation and closure cost provision	7,863	—	—		7,863
Current portion of debt	—	68,155	1,845	5(b)	70,000

	96,675	123,552	1,845		222,072
Non-current liabilities
Deferred income tax liabilities	118,604	—	102,977	5(e), (f)	221,581
Reclamation and closure cost provision	75,247	25,725	(1,091)	5(b)	99,881
Debt	171,722	187,470	5,030	5(b)	364,222
Lease liabilities	2,894	101,969	—		104,863
Other	8,871	9,710	—		18,581

Total liabilities	474,013	448,426	108,761		1,031,200

Shareholders’ equity
Share capital	1,085,747	1,479,232	253,927	5(c), (d)	2,818,906
Other reserves	(2,158)	21,586	(21,586)	5(c)	(2,158)
Equity component of convertible notes	106,425	—	—		106,425
Deficit	(52,023)	(589,878)	571,278	5(c), (g)	(70,623)

Total shareholders’ equity attributable to SSR Mining shareholders	1,137,991	910,940	803,619		2,852,550
Non-controlling interest	—	224,036	98,063	5(h)	322,099

Total equity	1,137,991	1,134,976	901,682		3,174,649

Total liabilities and equity	$1,612,004	$1,583,402	$1,010,443		$4,205,849

The accompanying notes are an integral part of these pro-forma combined financial statements.

SSR Mining Inc.	2

SSR Mining Inc.

Pro Forma Combined Statements of Income

For the three months ended March 31, 2020

(Unaudited, expressed in thousands of United States dollars, except for per share amounts)

	SSR Mining Inc.	Alacer Gold Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$164,463	$142,267	$—		$306,730

Cost of sales
Production costs	(91,045)	(52,519)	(4,639)	5(b)	(148,203)
Depletion and depreciation	(28,635)	(27,690)	(6,000)	5(a)	(62,325)

	(119,680)	(80,209)	(10,639)		(210,528)

Income from mine operations	44,783	62,058	(10,639)		96,202
General and administrative expenses	(2,325)	(2,330)	—		(4,655)
Exploration, evaluation and reclamation expenses	(6,362)	(1,657)	—		(8,019)
Care and maintenance expenses	(1,330)	—	—		(1,330)

Operating income	34,766	58,071	(10,639)		82,198
Interest and other finance income	2,397	715	—		3,112
Interest expense and other finance costs	(6,966)	(6,585)	—		(13,551)
Share of loss on investments accounted for using equity method	—	(611)	—		(611)
Other expense	(1,380)	(1,389)	—		(2,769)
Foreign exchange gain (loss)	1,158	(14,979)	—		(13,821)

Income before income taxes	29,975	35,222	(10,639)		54,558
Income tax (expense) recovery	(5,999)	27,173	2,341	5(a), (b)	23,515

Net income	$23,976	$62,395	$(8,298)		$78,073

Net income attributable to:
Equity holders of the Company	$23,976	$48,621	$(6,638)		$65,959
Non-controlling interest	—	13,774	(1,660)		12,114

	$23,976	$62,395	$(8,298)		$78,073

Net income per share attributable to equity holders of the Company
Basic	$0.19	$0.16			$0.32
Diluted	$0.19	$0.16			$0.32
Weighted average shares outstanding
Basic (thousands)	123,228	294,786			205,645
Diluted (thousands)	124,456	298,504			206,873

The accompanying notes are an integral part of these pro-forma combined financial statements.

SSR Mining Inc.	3

SSR Mining Inc.

Pro Forma Combined Statements of Income

For the year ended December 31, 2019

(Unaudited, expressed in thousands of United States dollars, except for per share amounts)

	SSR Mining Inc.	Alacer Gold Inc.	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$606,850	$470,243	$—		$1,077,093

Cost of sales
Production costs	(329,810)	(180,450)	(26,768)	5(b)	(537,028)
Depletion and depreciation	(106,157)	(76,189)	(24,000)	5(a)	(206,346)

	(435,967)	(256,639)	(50,768)		(743,374)

Income from mine operations	170,883	213,604	(50,768)		333,719
General and administrative expenses	(30,929)	(30,784)	—		(61,713)
Exploration, evaluation and reclamation expenses	(17,616)	(7,938)	—		(25,554)
Impairment expense	—	(17,222)	—		(17,222)

Operating income	122,338	157,660	(50,768)		229,230
Interest and other finance income	11,910	3,330	—		15,240
Interest expense and other finance costs	(31,598)	(19,257)	—		(50,855)
Loss on redemption of convertible debt	(5,423)	—	—		(5,423)
Share of income on investments accounted for using equity method	—	4,120	—		4,120
Other expense	(5,739)	(3,546)	—		(9,285)
Foreign exchange loss	(5,359)	(17,969)	—		(23,328)

Income before income taxes	86,129	124,338	(50,768)		159,699
Income tax (expense) recovery	(30,372)	33,372	11,169	5(a), (b)	14,169

Net income	$55,757	$157,710	$(39,599)		$173,868

Net income (loss) attributable to:
Equity holders of the Company	$57,315	$116,292	$(31,679)		$141,928
Non-controlling interest	(1,558)	41,418	(7,920)		31,940

	$55,757	$157,710	$(39,599)		$173,868

Net income per share attributable to equity holders of the Company
Basic	$0.47	$0.39			$0.70
Diluted	$0.47	$0.39			$0.70
Weighted average shares outstanding
Basic (thousands)	121,769	294,656			204,186
Diluted (thousands)	122,661	298,091			205,078

The accompanying notes are an integral part of these pro-forma combined financial statements.

SSR Mining Inc.	4

SSR Mining Inc.

Pro Forma Notes to the Combined Financial Statements

For the three months ended March 31, 2020 and year ended December 31, 2019

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

1. BASIS OF PRESENTATION

These unaudited pro forma combined financial statements have been prepared in connection with the proposed transaction between SSR Mining Inc. (the “Company” or “SSR Mining”) and Alacer Gold Corp. (“Alacer”), whereby SSR Mining will acquire all of the issued and outstanding common shares of Alacer (the “Transaction”). The Transaction is expected to close in the third quarter of 2020.

These unaudited pro forma combined financial statements have been prepared using information derived from, and should be read in conjunction with, the condensed consolidated interim financial statements of SSR Mining as at and for the three months ended March 31, 2020 and the consolidated financial statements of SSR Mining for the year ended December 31, 2019; and the condensed consolidated interim financial statements of Alacer as at and for the three months ended March 31, 2020 and the consolidated financial statements of Alacer for the year ended December 31, 2019. The historical annual financial statements of the Company and Alacer were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These pro forma combined financial statements have been compiled from and include:

a)	An unaudited pro forma combined statement of financial position as at March 31, 2020 combining:

i.	The unaudited condensed consolidated interim statement of financial position of the Company as at March 31, 2020;

ii.	The unaudited condensed consolidated interim statement of financial position of Alacer as at March 31, 2020; and

iii.	The adjustments described in note 5.

b)	An unaudited pro forma combined statements of income for the three months ended March 31, 2020 combining:

i.	The unaudited condensed consolidated interim statements of income of the Company for the three months ended March 31, 2020;

ii.	The unaudited condensed consolidated interim statements of profit and comprehensive profit of Alacer for the three months ended March 31, 2020; and

iii.	The adjustments described in note 5.

c)	An unaudited pro forma combined statements of income for the year ended December 31, 2019 combining:

i.	The consolidated statements of income (loss) of the Company for the year ended December 31, 2019;

ii.	The consolidated statements of profit and comprehensive profit of Alacer for the year ended December 31, 2019; and

iii.	The adjustments described in note 5.

The unaudited pro forma combined statement of financial position as at March 31, 2020 reflects the Transaction described in Note 3 as if it was completed on March 31, 2020. The unaudited pro forma combined statement of income for the three months ended March 31, 2020 and for the year ended December 31, 2019 have been prepared as if the proposed Transaction described in Note 3 had occurred on January 1, 2019.

The unaudited pro forma combined financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the unaudited pro forma combined financial statements and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred on completion of the Transaction or other non-recurring changes have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

SSR Mining Inc.	5

SSR Mining Inc.

Pro Forma Notes to the Combined Financial Statements

For the three months ended March 31, 2020 and year ended December 31, 2019

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma combined financial statements are set out in the Company’s audited consolidated financial statements for the year ended December 31, 2019 and the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020. In preparing the unaudited pro forma combined financial statements, a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by Alacer and those of the Company where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Alacer conform, in all material respects, to those of the Company. A final review will be completed after closing to ensure all differences have been identified and recognized. Certain of Alacer’s assets, liabilities, income and expenses have been reclassified to conform to the Company’s consolidated financial statement presentation.

3. DESCRIPTION OF THE TRANSACTION

Under the terms of the Transaction, Alacer shareholders will receive 0.3246 of an SSR Mining share for each Alacer share held (the “Exchange Ratio”).

Completion of the Transaction is contingent on the approval of the shareholders of both Alacer and SSR Mining, court approval, regulatory approvals and certain other customary conditions.

4. PURCHASE PRICE ALLOCATION

The proposed acquisition of the outstanding common shares of Alacer by the Company pursuant to the Transaction constitutes a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”), with SSR Mining as the acquirer. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Alacer, which requires the Company to recognize Alacer’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill, if any, as the excess of consideration transferred over the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

As of the date of this Information Circular, the Company has not completed a detailed valuation study necessary to arrive at the required final estimates of the fair value of Alacer’s assets to be acquired and liabilities to be assumed. A final determination of the fair value of Alacer’s assets and liabilities, including mineral properties, plant and equipment, will be based on the actual mineral properties, plant and equipment of Alacer that exist as of the closing date of the Transaction and, therefore, cannot be made prior to the Transaction date. In addition, the value of the consideration to be paid by SSR Mining on the consummation of the Transaction will be determined based on the closing price of SSR Mining’s common stock on the Transaction date. Further, no effect has been given to any other new Alacer common shares or other equity awards that may be issued or granted subsequent to March 31, 2020 and before the closing date of the Transaction. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. The Company has estimated the fair value of Alacer’s assets and liabilities based on discussions with Alacer’s management, preliminary valuation information, due diligence and information presented in Alacer’s public filings. Until the arrangement is completed, SSR Mining and Alacer are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of fair value of Alacer’s assets and liabilities will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma statement of financial position and unaudited pro forma statements of income.

The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented below. The estimated purchase consideration and the preliminary fair values of assets acquired and liabilities assumed for the purposes of these unaudited pro forma combined financial statements is summarized in the tables below:

SSR Mining Inc.	6

SSR Mining Inc.

Pro Forma Notes to the Combined Financial Statements

For the three months ended March 31, 2020 and year ended December 31, 2019

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Estimated SSR Mining purchase consideration:

Estimated fair value of 82,416,557 SSR Mining common shares to be issued (1)	$1,733,159

Fair value of net assets acquired:
Cash and cash equivalents	$199,368
Accounts receivable, prepaid expenses and deposits	25,749
Inventories	243,164
Mineral properties, plant and equipment	2,096,951
Investments accounted for using the equity method	13,324
Restricted cash	32,899
Other non-current assets	990
Accounts payable and accrued liabilities	(55,397)
Reclamation and closure costs obligations	(24,634)
Lease liabilities	(101,969)
Other non-current liabilities	(9,710)
Debt	(262,500)
Deferred income tax liabilities	(102,977)
Minority interest	(322,099)

$1,733,159

(1)	The estimated fair value of SSR Mining common shares to be issued was determined using the SSR Mining common share price on May 8, 2020 (note 5(d)).

SSR Mining Inc.	7

SSR Mining Inc.

Pro Forma Notes to the Combined Financial Statements

For the three months ended March 31, 2020 and year ended December 31, 2019

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma combined financial statements reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction had occurred on March 31, 2020 for the consolidated statement of financial position and January 1, 2019 for the consolidated statements of income. Assumptions relating to the Exchange Ratio are what was agreed to in the purchase agreement with Alacer and disclosed in the Information Circular. As of the date of this Circular, the Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments. Assumptions and adjustments made are as follows:

a)

The difference between the estimated fair value on May 8, 2020 and carrying value of Alacer’s mineral properties, plant and equipment. For the purposes of the pro forma financial statements, any excess of the consideration paid over the estimated fair value of Alacer’s net assets has been assumed to be attributable to the fair value of mineral properties, plant and equipment. Upon completion of the Company’s valuation of mineral properties, plant and equipment, such excess, if any, will be reclassified to goodwill. The higher mineral properties, plant and equipment value as a result of the purchase price allocation results in an incremental depreciation charge that is recorded in the pro forma combined statement of income.

b)

The difference between the estimated fair value on May 8, 2020 and carrying value of Alacer’s current and non-current inventories, investments accounted for using the equity method, debt and reclamation and closure cost provision. The higher current and non-current inventory values as a result of the purchase price allocation results in an increase to production costs that is recorded in the pro forma combined statement of income.

c)	The elimination of historical equity of Alacer.

d)

The issuance of 82,416,557 common shares to Alacer shareholders at a fair value of $18.12 (CAD$25.23) per share, based on the closing price of SSR Mining’s common shares at May 8, 2020, the business date prior to the date of announcement, and a CAD/USD exchange rate of 0.7177.

e)

The impact of the increase in deferred tax liabilities recognized as a result of the increase in mineral properties, plant and equipment, inventories, investments accounted for using the equity method, debt and the reclamation and closure cost provision described in notes 5(a) and 5(b).

f)	The recognition of a deferred tax liability for estimated withholding taxes payable on undistributed earnings of Alacer’s foreign subsidiaries.

g)

The estimated cash transaction costs and change of control payments of 18.6 million incurred by the Company. As these costs are not expected to have a continuing impact on the combined Company’s results, the amount was recorded as an increase in deficit.

h)	The impact to minority interest of the adjustment of the assets acquired and liabilities assumed to fair values.

SSR Mining Inc.	8

SSR Mining Inc.

Pro Forma Notes to the Combined Financial Statements

For the three months ended March 31, 2020 and year ended December 31, 2019

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

6. PRO FORMA SHARE CAPITAL

After giving effect to the pro forma adjustments described in note 5(d) and 5(e), our issued and outstanding share capital would be as follows:

	Common Shares (‘000’s)	Amount
Issued and outstanding, March 31, 2020	123,242	$1,085,747
Share consideration issued in connection with the Transaction	82,417	1,733,159

Pro forma balance as at March 31, 2020	205,659	$2,818,906

7. PRO FORMA INCOME AND COMPREHENSIVE INCOME PER SHARE

Pro forma basic and diluted loss per share for the three months ended March 31, 2020 and the year ended December 31, 2019 has been calculated based on actual weighted average number of SSR Mining common shares outstanding for the respective periods; as well as the number of shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2019:

	Three months ended March 31, 2020	Year ended December 31, 2019
Pro forma net income	$78,073	$173,868
Pro forma net income attributable to non-controlling interest	12,114	31,940

Pro forma net income attributable to equity holders of the combined Company	$65,959	$141,928

Actual weighted average number of SSR Mining common shares issued (thousands)	123,228	121,769
Number of shares issued to Alacer shareholders (thousands) (note 5 (d))	82,417	82,417

Pro forma weighted average number of SSR Mining shares outstanding (thousands)	205,645	204,186

Pro forma net income and diluted net income per share attributable to equity holders of the combined Company	$0.32	$0.70

SSR Mining Inc.	9

APPENDIX K

COMPARISON OF CANADIAN AND AUSTRALIAN LAWS

COMPARISON OF LAWS

For the purposes of Alacer Shareholders in Australia, the following is a high level outline of some key corporate and securities laws of the Canadian province of British Columbia or applicable therein, that will be applicable to SSR Shares, and a brief comparison with equivalent aspects of Australian corporate and securities laws.

Canadian company law is embodied in the provisions of the relevant federal, provincial or territorial corporate statute pursuant to which the company is incorporated or continued. For SSR – the relevant statute is the Business Corporations Act (British Columbia) (the “BCBCA”).

The following comparison is not an exhaustive statement of all relevant laws, rules, regulations and policies and is intended as a general guide only. This outline is not legal advice, and may not be used or relied on for that purpose. Alacer Shareholders should consult with their professional adviser if they require advice or further information.

Requirement	Canadian law (B.C.)	Australian law
Purchase of own shares

Under the BCBCA, a company may redeem any of its shares that have a right of redemption attached to them, on the terms and in the manner provided in the company’s articles. A company may also, if authorized by, and subject to any restriction in, its articles, purchase any of its shares. Finally, a company may acquire any of its shares otherwise than by way of purchase or redemption, subject to any restriction in its articles.

Any payment or provision of other consideration by a company to redeem, purchase or otherwise acquire any of its shares is prohibited if, at the time, there are reasonable grounds for believing that the company is, or would after the redemption, purchase or acquisition be, unable to pay its debts as they become due in the ordinary course of its business.

Under Canadian securities law, a repurchase by a company of its shares may constitute an “issuer bid”, which can only be effected in accordance with the provisions of Canadian securities law.

Ordinary shares are not permitted to be redeemable, although preference shares may be issued on terms that they are redeemable.

Buy-backs of ordinary shares are permitted, subject to certain processes, limits and (in some cases) approvals set out in the Australian Corporations Act. A buy-back may not be carried out if it would prejudice a company’s ability to pay its creditors.

The Australian Corporations Act does not treat a buy-back as an “issuer bid” but buy-backs are subject to strict procedures.

An Australian company must cancel shares that are bought back, and may not hold treasury stock.

Source and payment of dividends

Under the BCBCA, unless a company’s articles provide otherwise, a company may declare and pay a dividend, whether out of profits, capital or otherwise, by issuing shares, warrants or property, including money, unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its debts as they become due in the ordinary course of its business.

Australian law is similar, although there are additional procedures applicable to a dividend paid out of capital (in particular, shareholder approval may be required).

Variation of class rights

The BCBCA provides that a right or special right attached to issued shares must not be prejudiced or interfered with unless the shareholders of that particular class or series of shares to which the right or special right is attached consent

Australian law is similar, unless there is an alternative procedure for variation of class rights set out in the company’s

Requirement	Canadian law (B.C.)	Australian law
	by a special separate resolution of such shareholders.	constitution.

Fiduciary duties of directors and officers

Under Canadian law, every director and officer of a company, in exercising its powers and performing its functions must act honestly and in good faith with a view to the best interests of the company, exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances, act in accordance with the BCBCA and the company’s articles, not fetter their discretion, avoid conflicts of interest, not use their position to their advantage and not misappropriate company property.

Australian law is similar. The statutory directors and officers duties also apply to foreign companies, where there is a connection with Australia.

Remuneration of directors and officers

Under Canadian securities law, a company that is a “reporting issuer” is required to report on director and executive compensation in the management information circular sent to shareholders in connection with the annual general meeting (the “AGM”) each year. Companies are not subject to any restrictions on the quantum of retirement benefits that it may pay to its directors and officers.

Australian has similar obligations for listed companies to report on remuneration of ‘key management personnel’ which includes directors and senior management.

The Australian Corporations Act caps the quantum of termination benefits that may be paid to directors and officers, unless shareholder approval to exceed the cap has been obtained.

Insider trading

Canadian securities laws prohibit persons or companies that are in a special relationship with a reporting issuer from purchasing or selling securities of the issuer with knowledge of a material fact or material change with respect to such reporting issuer that has not been generally disclosed.

Under Canadian securities laws, a person in a special relationship is defined to include, among others, insiders, directors, officers and employees of a reporting issuer.

In addition, National Instrument 55-102 – System for Electronic Disclosure by Insiders (SEDI) establishes a mandatory system of electronic reporting of trading activity by insiders of each reporting issuer.

Australian insider trading laws apply to activity within Australia – including in relation to foreign companies.

Insider trading restrictions under the Australian Corporations Act are broader. Dealings by any person with inside information are prohibited (unless an exemption applies) – there is no need for a special relationship. Australian insider trading laws also create offences of ‘tipping’ and ‘procuring’ as well as dealing.

Offers of securities

When debt or equity securities are offered to the public in Canada, whether as part of an initial public offering or not, a prospectus must be filed with securities regulatory authorities in those provinces and territories where the securities are being offered. The prospectus must contain full, true and plain disclosure of the nature of the securities being offered and the business of the issuer.

Where securities are being offered in Québec, an English language prospectus must also be translated into and distributed in French.

The requirement to prepare a prospectus can be avoided where the securities are offered on an exempt basis exclusively to institutional or other “accredited investors” by way of a private placement, although in such cases market practice may nonetheless dictate the delivery to investors of an “offering memorandum” containing disclosure that is often

This following applies to foreign companies, as well as Australian companies.

Offers of securities for issue, which are received in Australia, require a prospectus unless an exemption applies.

Some offers of securities for sale also can require a prospectus, if the original issue was made without a prospectus – and without a ‘cleansing notice’ and where the sale is made within 12 months of issue. There are similar provisions

Requirement	Canadian law (B.C.)	Australian law

substantially equivalent to a prospectus. There are a number of other prospectus exemptions, including those for the issue of securities by “private issuers” or to employees, or the issue of short-term commercial paper with an approved rating and bank debt, in which case generally either no disclosure document or an abbreviated one is used. Securities sold on an exempt basis may be subject to resale restrictions.

Issuers with equity securities listed on certain Canadian exchanges can take advantage of Canada’s short-form prospectus distribution system, which enables capital to be raised in the public markets quickly by preparing and filing a shorter prospectus that incorporates by reference the issuer’s most recent financial statements and other continuous disclosure documents.

Canadian securities laws also provide issuers with the ability to file a base shelf prospectus for an aggregate dollar amount of securities (which may be unallocated between debt, equity and other securities) for subsequent issuance over a period of up to 25 months. At the time of an actual distribution of securities qualified by the base shelf prospectus — and not later than two business days after the determination of the offering price of the securities — the issuer simply files a relatively brief supplement to the prospectus containing the specific terms of the securities then being offered, as well as any additional information that was not available to the issuer at the time the prospectus was filed.

applying to controller shares.

There are prospectus exemptions for placements to professional investors, sophisticated investors and experienced investors with a broker certificate. However, if a placement is not made with a ‘cleansing notice’ – there can be resale restrictions that affect trading on the Australian Securities Exchange (the “ASX”). Foreign companies are not able to issue a cleansing notice (unless special relief is obtained, which is unusual).

There are also prospectus exemptions for rights issues conducted with a ‘cleansing notice’ – but foreign companies cannot automatically use this exemption.

Director’s declarations of interest

Under the BCBCA, subject to certain exceptions, a director or senior officer will hold a disclosable interest in a contract or transaction that a company has entered into or proposes to enter into if that contract or transaction is material to the company, and the director or senior officer has or is a director or senior officer of or has a material interest in a person who has a material interest in the contract or transaction. Directors and senior officers must disclose in writing or by request to have it entered in the minutes of meetings of directors or meetings of committees of directors to the company the nature and extent of any disclosable interest that they may have. No director having a disclosable interest may vote on any resolution to approve the contract or transaction.

However, if all of the directors have a disclosable interest in a contract or transaction, any or all of those directors may vote on a directors’ resolution to approve the contract or transaction, but the contract or transaction must be approved by a special resolution of shareholders or else the directors will be liable to account to the company for any profit that accrues to the directors as a result of the contract or transaction. Under the BCBCA, failure of a director or senior officer to disclose a material personal interest, or voting despite a material personal interest, does not affect the validity of a contract in which the director or senior officer has an interest.

Australian law is similar. In addition, Australian companies may only enter into related party transactions within specific exemptions or with shareholder approval.

Release from liability and	Under the BCBCA, a company must not indemnify a director or officer of a company or pay the expenses of a director or	Australian laws permit indemnification of and purchase

Requirement	Canadian law (B.C.)	Australian law
indemnification of directors and officers

officer in relation to an eligible proceeding:

•  if the director or officer did not act honestly and in good faith with a view to the best interests of the company or the associated corporation; or

•  for a proceeding other than a civil proceeding, if the director or officer did not have reasonable grounds for believing that the director or officer’s conduct in respect of which the proceeding was brought was lawful.

A company may purchase and maintain insurance for the benefit of directors, officers or their heirs and personal or other legal representatives against any liability that may be incurred by reason of the director or officer being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.

of insurance for directors, but in somewhat more limited circumstances. In particular, Australian directors may not be indemnified for expenses in relation to a criminal offence.

Meetings of shareholders

Under the BCBCA, an established company must hold an AGM at least once in each calendar year and no later than fifteen months after the previous year’s AGM. A company’s board of directors may call a meeting of the shareholders of the company at any time.

Holders of at least 5% of the issued shares of the company that carry the right to vote at a general meeting may requisition the directors of the company to call a meeting.

Australian laws regarding AGMs are similar, but the AGM must be held within 5 months of the end of the company’s last financial year.

Directors may convene a meeting of shareholders at any time. Holders of 5% of the issued voting shares of the company may requisition a shareholder meeting (to be convened by the directors) or may convene a shareholder meeting directly.

Notice of meetings

Under the BCBCA, a public company must provide at least 21 days’ (and not more than two months) notice of the date, time and location of all shareholder meetings to registered company shareholders entitled to vote at the meeting and to each company director.

As a reporting issuer under Canadian securities law, a company must also give notice to certain beneficial shareholders. Management information circulars, in a required form, must be provided in connection with any solicitation of proxies by management.

The articles of a company incorporated under the BCBCA typically provide that notice of a meeting at which special business is to be transacted must state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, as well as the text of any special resolution to be submitted to the meeting. Any business, other than the election of directors, reappointment of the incumbent auditor and consideration of the financial statements and auditor’s report, is deemed to be special business.

National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, requires a reporting issuer, that is required to give notice of a meeting, to fix a date for the meeting and a record date for notice for

The Australian Corporations Act requires 28 days notice of a meeting of a listed public company.    This does not apply to an ASX listed foreign company.

Notices of meeting should be accompanied by an Explanatory Statement – similar to a management information circular.

Notices of meeting must contain the nature of the general business and the text of any special resolution.

An Australian company must give notice of a meeting to all registered shareholders as at the date of despatch of the notice. An Australian company is not required to give notice to beneficial holders.

Voting entitlements are determined based on the

Requirement	Canadian law (B.C.)	Australian law

the meeting which shall be no fewer than 30 and no more than 60 days before the meeting date and, if required or permitted by corporate law, fix a record date for voting at the meeting. The reporting issuer is required, subject to certain exemptions, to notify certain intermediaries at least 25 days prior to the record date.

registered holders not earlier than 48 hours prior to the meeting, and notices of proxies must be received at least 48 hours before the meeting.

Passing resolutions at a general meeting

Under the BCBCA, unless the BCBCA or the company’s articles provide otherwise, a resolution at a company’s general meeting of shareholders is to be passed by a simple majority of votes cast by the shareholders entitled to vote on the resolution.

Australian law is similar.

Ordinary and special resolutions

Unless the BCBCA or the company’s articles require a special resolution, ordinary resolutions are required and are passed by a simple majority of votes cast on the resolution or by being consented to in writing by shareholders who in the aggregate hold a majority of not less than two-thirds (although the articles may require a higher majority of not less than three-quarters) of the votes entitled to be cast on the resolution. A special resolution must be passed by a majority of not less than two-thirds (although the articles may require a higher majority of not less than three-quarters) of the votes cast by shareholders entitled to vote after proper notice is given or by being consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings.

Under the BCBCA, certain matters must be approved by special resolution. Some of these matters include: reducing stated capital, amalgamations, arrangements, continuance into another jurisdiction, a sale, lease or disposition of all or substantially all of a company’s undertaking and voluntary liquidation.

If a special resolution is to be considered at a meeting of a company’s securityholders, the notice must specify the intention to propose a special resolution. The articles of most British Columbia companies require that the notice state the general nature of any special business to be considered and include a copy of any document to be considered or a statement regarding where and when a copy is available for inspection.

Under Australian law an ordinary resolution is passed by simple majority of votes cast by shareholders entitled to vote on the resolution. Special resolutions are passed by a 75% majority of votes cast by shareholders entitled to vote on the resolution. Written resolutions of public companies are permitted only if authorized by the company’s constitution, and are rare in a listed company context.

Under the Australian Corporations Act, certain matters require a special resolution, including selective reductions of capital, a selective buy-back, an amendment of the constitution, a change of name, a conversion of the form of the company, the giving of financial assistance in connection with an acquisition of shares, the issuance of preference shares (unless the terms are set out in the constitution), and a voluntary winding up. A scheme of arrangement requires a special resolution and approval of 50% of shareholders who vote, by number.

Resolutions under the ASX Listing Rules, where applicable, are by ordinary resolution. This includes resolutions for the disposal of the main undertaking of the entity (which does not apply to a Foreign Exempt Listing).

Shareholder proposed	Under the BCBCA, qualified shareholders holding (1) at least 1% of the votes that may be cast at a general meeting or (2)	Under the Australian Corporations Act, a shareholder

Requirement	Canadian law (B.C.)	Australian law
resolutions

shares that have a fair market value in excess of a prescribed amount (which is prescribed by regulation at C$2,000), may submit to the company written notice of any matter that the person wishes to have considered at the meeting (a “Proposal”). A company that receives a Proposal must send the text of the Proposal and the names and mailing addresses of the submitter and the supporters to all persons entitled to receive notice of the annual general meeting in relation to which the Proposal was made. Such information must be sent in the notice of the annual general meeting or in the company’s information circular or equivalent, if any, sent in respect of the applicable annual general meeting.

The BCBCA provides exemptions from the requirements to include a proposal in a company’s management information circular in circumstances including where:

•  the directors have called an annual general meeting to be held after the date on which the Proposal is received by the company and have sent out notice of the meeting;

•  the Proposal is not valid or exceeds the maximum length established;

•  substantially the same proposal was submitted to shareholders in a notice of meeting, or an information circular or equivalent, relating to a general meeting that was held not more than the prescribed period before the receipt of the Proposal (which is prescribed by regulation at 5 years), and did not receive the prescribed amount of support at the meeting;

•  it clearly appears that the Proposal does not relate in a significant way to the business or affairs of the company;

•  it clearly appears that the primary purpose of the Proposal is to (1) secure publicity or (2) enforce a personal claim or redress a personal grievance against the company or its directors, officers or security holders;

•  the Proposal has already been substantially implemented;

•  the Proposal, if implemented, would cause the company to commit an offence;

•  the Proposal deals with matters beyond the company’s power to implement.

holding at least 5% of the voting shares in a company may put a statement before the company’s next general meeting (that is at least 2 months after the statement is received). There are some limited constraints on these rights.

Voting

Subject to other sections of the BCBCA and unless the articles provide otherwise, a shareholder of a company has one vote in respect of each share held by that shareholder and is entitled to one vote in person or by proxy. Unless the articles provide otherwise, voting at a meeting of shareholders must be (1) by poll or be conducted in any other manner that adequately discloses the intentions of the shareholders; (2) if a poll is demanded by a shareholder or proxy holder entitled to vote at the meeting or is directed by the chair, be by poll; or (3) in any other case, be by a show

Australian law is similar with respect to ordinary shares.

Requirement	Canadian law (B.C.)	Australian law

of hands.

Unless the articles provide otherwise, a shareholder or proxy holder who is entitled to participate in, including vote at, a meeting of shareholders may do so by telephone or other communications medium if all shareholders and proxy holders participating in the meeting, whether by telephone, by other communications medium, or in person, are able to communicate with each other.

Related party transactions

Certain reporting issuers are subject to Multilateral Instrument 61-101- Protection of Minority Security Holders in Special Transactions (“MI 61-101”), which imposes independent valuation, minority approval and disclosure requirements on entities involved in certain related party transactions. MI 61-101 only applies to reporting issuers in certain participating provinces in Canada (including Ontario, Quebec, Alberta, Manitoba and New Brunswick) but it effectively applies to all reporting issuers that are listed on the Toronto Stock Exchange (the “TSX”) and the TSX Venture Exchange (the “TSX-V”) because TSX companies are reporting issuers in Ontario and the TSX-V has incorporated MI 61-101 into its corporate finance manual.

A related party transaction includes transactions between an issuer and a person that is a related party to the issuer at the time of the relevant agreement, whether or not there are also other parties to the transaction, as a consequence of which, either in a single transaction or multiple transactions, the issuer directly or indirectly, among other things, purchases or acquires an asset from or sells or transfers an asset to a related party for valuable consideration; leases property to or from a related party; acquires or combines with a related party through an arrangement or otherwise; issues a security to or subscribes for a security of a related party; becomes subject to a liability of a related party or provides or materially amends the terms of a guarantee or collateral security for a debt or liability of a related party; or borrows money from, lends money to, releases, cancels, forgives or materially amends the terms of an outstanding debt or liability owed by a related party.

In addition, the BCBCA requires, subject to certain exceptions, directors and senior officers to disclose to the company the nature and extent of any interest that they may have in a contract or transaction, whether made or proposed, with the company, if:

•  that contract or transaction is material to the company; and

•  the director or senior officer has or is a director or senior officer of or has a material interest in a person who has a material interest in the contract or transaction.

Directors and senior officers must disclose in writing or by request to have it entered in the minutes of meetings of directors or meetings of committees of directors to the company the nature and extent of any disclosable interest that they may have. No director having such an interest may vote on any resolution to approve such contract or

The Australian Corporations Act places constraints on related party transactions by public companies, which may only be carried out within certain exemptions or with shareholder approval. These are similar in many respects to the related party rules under Canadian law, other than those deriving from MI 61-101 for which there is no equivalent.

Requirement	Canadian law (B.C.)	Australian law
transaction.

Under the BCBCA, a director or senior officer of a company does not hold a disclosable interest in a contract or transaction merely because it:

•  relates to his or her remuneration as a director, officer, employee or agent of the company or an affiliate;

•  is for indemnity or insurance;

•  relates to a loan to the company for which the director or senior officer is a guarantor; or

•  is with or for the benefit of an affiliate of the company.

A contract or transaction with a company is not invalid merely because:

•  a director or senior officer of the company has an interest, direct or indirect, in the contract or transaction,

•  a director or senior officer of the company has not disclosed an interest he or she has in the contract or transaction, or

•  the directors or shareholders of the company have not approved the contract or transaction in which a director or senior officer of the company has an interest.

Protection of minority shareholders / oppression remedy

Under the BCBCA, on the application of a “complainant” (defined under the BCBCA to include shareholders, directors and any other persons whom the court considers to be appropriate persons to make an application), the court may grant leave to prosecute or defend a legal proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company or to obtain damages for a breach of such a right, duty or obligation. In certain circumstances, the BCBCA allows for one or more shareholders who hold at least 20% of the issued shares of the company to apply to court to have an investigator appointed to investigate the company’s affairs.

The BCBCA, to a large extent, has supplemented the Canadian common law and equity rules on the availability of actions. In addition to allowing complainants to bring actions in the name and on behalf of a company or any of its subsidiaries, the statutory provisions of the BCBCA also allow complainants to intervene in existing proceedings, either for prosecuting or defending it, or to bring about its discontinuation on behalf of the company. In order for the Court to grant leave to a complainant, certain substantive and procedural requirements must be met, including the court being satisfied that (1) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding; (2) notice of the application for leave has been given to the company and to any other person the court may order; (3) the complainant is acting in good faith; and (4) the derivative action appears to be in the interests of the company or its subsidiary.

The Australian Corporations Act permits derivative actions by shareholders, former shareholders, officers or former officers of a company – with the leave of the Court. There is no equivalent of the‘investigator’ process and the derivative action is not available in a liquidation or administration.

A derivative action will only be permitted if the Court is satisfied that the applicant is acting in good faith, if it is in the best interests of the company, if the company itself will not bring the proceedings or take responsibility for them, if there is a serious question to be tried and prescribed notice is given.

Separately, shareholders may apply to the Court for relief if there has been conduct of the company’s affairs, including acts, omissions, resolutions or proposed resolutions which are contrary to the interests of the shareholders as a whole, oppressive to, unfairly prejudicial to or unfairly discriminatory against a shareholder or shareholders.

In addition, a shareholder or other person whom the court considers appropriate may apply to the court for an order on the grounds that the affairs of the company are being or

Requirement	Canadian law (B.C.)	Australian law

have been conducted or the powers of the directors are being or have been exercised in a manner that is oppressive to one or more shareholders or that some act or proposed act of the company or resolution of the shareholders is unfairly prejudicial to one or more shareholders. The court has the power to make any order it thinks fit to remedy the oppressive behaviour, including prohibiting or directing any act, appointing or removing directors or directing that the company be liquidated and dissolved.

The BCBCA provides shareholders with dissent rights in connection with certain corporate matters, generally including amalgamations, arrangements, the sale, lease or disposition of all or substantially all of the company’s undertaking and the continuance into another jurisdiction, which dissent rights entitle dissenting shareholders to receive payment of fair value for their shares from the company, provided they comply with the strict requirements set out under the BCBCA.

The court has broad powers to direct the conduct of any such legal proceeding.

The harm or prejudice must be of a kind that is not reasonably or commercially justifiable.

The Court’s orders may include winding up, modifying the constitution, regulating the conduct of the company’s affairs, the purchase of shares, directions to take, defend or discontinue proceedings, restraining an action or requiring an action to be taken.

Amendments to constituent documents	Unless otherwise specified in the BCBCA or the articles, amendments to a company’s articles must be approved by a special resolution.	Australian law is similar, although a special resolution has a higher voting threshold.
Takeover bids

In Canada, takeover bids are regulated primarily by securities law. Persons making an offer to acquire securities that, together with the offeror’s securities (and those held by joint actors), constitute in aggregate 20% or more of the outstanding securities of the company at the time of the offer are required to extend the offer to all securityholders whose registered address is in Canada. The takeover bid rules require, among other things, the mailing of a takeover bid circular to shareholders of the target company and extensive disclosure requirements, beginning with ‘early warning’ disclosure required when an acquirer crosses a 10% ownership threshold with further disclosure required for additional purchases or dispositions of 2% or more.

Takeover bids must treat all shareholders alike and must not involve any collateral agreements, with certain exceptions for employment compensation arrangements. Takeover bids must remain open for a minimum of 105 days, subject to abridgement to no less than 35 days with the agreement of the target company in a friendly transaction or where another abridged bid or going-private transaction has been announced from the date of the mailing of the takeover bid circular, after which time all securities deposited under the offer may be taken up.

A takeover bid is subject to a mandatory tender condition that a minimum of more than 50% of all outstanding target securities owned or held by persons other than the bidder and its joint actors be tendered and not withdrawn before the bidder can take up any securities under the takeover bid.

For the protection of target shareholders, the takeover bid rules contain various additional requirements, such as restrictions applicable to conditional offers, and the

The Australian Corporations Act restricts any person acquiring securities in excess of 20% of the outstanding securities of the company, unless pursuant to an exception.

Exceptions to the 20% limit include making a takeover bid, or merger by scheme of arrangement, acquiring shares under a rights issue, acquiring shares with shareholder approval, increases in interests resulting from a buy-back or capital reduction, and acquiring shares as an underwriter of a rights issue or of an offer under a prospectus.

There are prescribed processes for conducting takeover bids and schemes of arrangement.

However, there is no mandatory bid rule. If a person acquires securities in excess of 20% without falling within an exception – it is simply a breach of securities laws.

Takeover bids must be made to all shareholders in the relevant class of securities, and must be on equal terms. There are

Requirement	Canadian law (B.C.)	Australian law

withdrawal, amendment or suspension of offers. Securities regulators also retain a general ‘public interest jurisdiction’ to regulate takeovers and may intervene to halt or prevent activity that is abusive. Issuer bids are regulated similarly to takeover bids.

There are extensive disclosure requirements associated with takeover bids, beginning with ‘early warning’ disclosure required when an acquirer crosses the 10% ownership threshold. Generally, further disclosure is required for additional purchases or dispositions of 2% or more of the outstanding securities for which such early warning disclosure is required. Purchases outside the bid before, during and after the bid are also restricted.

The BCBCA contains compulsory acquisition provisions, which allow a person who acquired at least 90% of a company’s shares to acquire the remaining shares, within 5 months after the date of a takeover bid, if the bid was accepted by holders of not less than 90% of the company’s shares.

Aside from the compulsory acquisition provisions of the BCBCA, second step transactions following a bid, which allow the acquirer to bring its percentage ownership to 100%, are governed by MI 61-101. No shareholder approval for a second step transaction of the acquisition would be required if the acquirer obtained 90% of the outstanding securities owned by minority shareholders during the bid. Otherwise, a meeting must be called and associated regulations complied with for an acquisition, including obtaining a two-thirds majority approval. The acquirer is generally permitted to vote the shares acquired pursuant to the bid at such meeting. Appraisal (or dissent) rights are available for objecting shareholders who fulfil certain procedural requirements.

Under Canadian securities laws, certain exemptions to the formal bid requirements, on specified conditions, are allowed. For example, private agreements to purchase securities from up to five persons are permitted if the purchase price does not exceed 115% of the prevailing market price. Under the normal course purchase exception, the offeror (together with any joint offerors) may acquire up to 5% of a class of securities within a 12-month period if there is a published market for the relevant class and the consideration paid does not exceed the market price at the date of acquisition.

prescribed minimum timetables, and restrictions as to the way that the offer process must be conducted.

There is no mandatory minimum 50% acceptance condition, although a bidder may voluntarily choose to set a minimum acceptance condition.

There are detailed disclosure requirements applicable under the Australian Corporations Act and Australian Securities and Investments Commission (“ASIC”) policy. Substantial holding notices must be given when a takeover bid is made, and every movement of 1% after that time. (Absent a takeover bid, a substantial holding is 5%, which is the threshold for giving notices).

Compulsory acquisition provisions apply under the Australian Corporations Act when the bidder has acquired at least 90% of a company’s shares (and 75% of the shares in respect of which a bid was made), to acquire the remaining shares. The process must be commenced within 1 month of the close of the bid. Even if the bidder does not pursue compulsory acquisition, it must make a buy-out offer if it has acquired at least 90% of the bid class securities, within 1 month of the close of the bid. Similarly, in those circumstances, a mandatory buy-out offer must also be made for convertible securities that convert into bid class securities. For a holder who has acquired at least 90% of a class of shares – there is also a general compulsory acquisition process for the residual, that applies for 6 months after they have reached 90%.

Takeover bid defences

In Canada, defensive tactics may be taken by a board of directors in a genuine attempt to obtain a better bid. However, the Canadian securities regulatory authorities have recognised the possibility that the interests of management

In Australia, similar principles apply as a matter of directors duties and principles applicable to takeovers (including as to

Requirement	Canadian law (B.C.)	Australian law

of the target company will differ from those of its shareholders. The securities regulators may take action in certain cases where target company defensive tactics may be abusive of shareholder rights, deny shareholders the ability to make a fully formed decision or frustrate an open takeover bid process.

Defensive tactics that may come under scrutiny during or immediately before a bid (if there is reason to believe that a bid might be imminent) include granting an option on securities representing a significant percentage of the target company’s outstanding securities, including introduction of a shareholders’ rights plan, a sale, acquisition, optioning, or agreement to sell or acquire material assets or other corporate action other than in the normal course of business. Shareholder approval of defensive tactics may be a factor in the regulatory authorities’ decision as to whether the tactics are appropriate.

“unacceptable circumstances”, which may attract the jurisdiction of the Takeovers Panel). A board should not defend a takeover for an improper purpose (such as preferring to retain control of the business), or engage in frustrating actions – but it is appropriate for a board to defend a bid that is not in the best interests of shareholders.

Winding up

Under the BCBCA, a company may liquidate if it is authorised to do so by a special resolution. A company may apply for a voluntary dissolution if it is authorised to do so by an ordinary resolution and it has no assets and liabilities. On application by the company, a shareholder, director or any other person whom the court considers to be appropriate, including a creditor of a company, the court may order that the company be liquidated and dissolved if the court considers it just and equitable.

Liquidation of the company may also take place outside the framework of the BCBCA, such as under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors Arrangement Act (Canada). Finally, a company may be liquidated informally under contractual arrangement, usually by way of the private appointment of a receiver and manager.

Under the Australian Corporations Act, a voluntary winding up of a solvent company requires a special resolution of shareholders. There are circumstances where a shareholder, creditor, the company or ASIC may apply to the court for the winding up or dissolution of the company by a court where it is just and equitable, where there is oppression or other forms of misconduct.

However, an insolvent company may be put into administration by a resolution of the board or by creditors, may be put into receivership by secured creditors, or put into liquidation by creditors or shareholders, in each case under the Australian Corporations Act.

Continuous disclosure

Canadian securities laws require the immediate disclosure, by issuing and filing a news release, of any material change occurring in the affairs of an issuer. As soon as practicable thereafter, and in any event within 10 days of the date on which the change occurs, an issuer must also file a material change report in the prescribed form.

The TSX Company Manual also sets out timely disclosure requirements for listed issuers.

The ASX Listing Rules and the Australian Corporations Act require continuous disclosure to ASX of any information material to the price or value of securities, immediately. There are narrow exceptions. These requirements are very strict.

Continuous disclosure does not apply to Foreign Exempt Listed Companies. Instead, the foreign company must disclose information required to be disclosed under the rules of its home exchange.

Requirement	Canadian law (B.C.)	Australian law
Annual / half-year / quarterly reporting

Reporting issuers are subject to regular reporting requirements under National Instrument 51-102 – Continuous Disclosure Obligations, which obligate a reporting issuer to file comprehensive disclosure documents on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on an ongoing basis, including:

•  annual audited financial statements after the end of each fiscal year with comparative information for the preceding fiscal year and an accompanying management’s discussion and analysis (“MD&As”), which provides information about the reporting issuer’s business, management and operational and financial status during the period covered by the financial statements;

•  unaudited interim financial statements at the end of each of its first three fiscal quarters, together with accompanying MD&As;

•  annual information forms (non-venture issuers only) each year, which are comprehensive annual reports and contain most of the information that would also be provided in a prospectus for an offering of securities; and

•  management information circulars and proxy forms for a company’s annual and special shareholder meetings.

Reporting issuers are also required to prepare and file on SEDAR certain disclosure documents prepared on a periodic basis in respect to or as a result of the occurrence of specific events, such as material change reports and business acquisition reports.

The TSX Company Manual also sets out disclosure requirements for listed issuers.

Australian public listed companies must report on an annual and half-yearly basis.

These requirements do not apply to Foreign Exempt Listed Companies, but they must release to ASX any financial reporting on their home exchange.

However Foreign Exempt Listed Companies must provide a monthly statement of the CHESS Depositary Interests (“CDIs”) on issue (within 5 days of the end of each month).

Other accounting and audit requirements

A BCBCA company must keep adequate accounting records. The accounting records must be kept at a place determined by the directors. The company’s audited financial statements (and those of its subsidiaries), if any, must be available (e.g. in electronic form) at the company’s records office.

A BCBCA company must have an auditor, unless the company is a private company, in which case the company’s shareholders can waive the appointment of an auditor, by unanimous resolution.

The shareholders of a public company must, by ordinary resolution, appoint an authorized person to act as auditor of the company at the company’s AGM each year.

An Australian public listed company must prepare financial statements in accordance with the accounting standards, and must appoint an auditor to audit its annual and half-yearly financial statements.

Auditors are not appointed on a year-to-year basis. They are appointed and hold office until they are removed by a resolution of shareholders, resign (with ASIC consent), are deceased, or cease to be capable of acting, or if the company is being wound up.

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